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Exhibit 99.1

PRIMEDIA Inc. 745 Fifth Avenue New York, New York 10151

[                            ]

Dear PRIMEDIA Inc. Stockholder:

        We are pleased to inform you that on [                            ], the Board of Directors of PRIMEDIA Inc. approved the spin-off of Consumer Source Inc., a wholly-owned subsidiary of PRIMEDIA Inc. Following the spin-off, Consumer Source's assets and business will consist largely of those that PRIMEDIA Inc. attributes to its existing Consumer Guides business and that are reported as its Consumer Guides segment in its financial statements.

        The spin-off of Consumer Source will occur on [                            ] by way of a pro rata distribution to PRIMEDIA's stockholders. In the distribution, each PRIMEDIA stockholder will receive one share of Consumer Source common stock for every one share of PRIMEDIA common stock held at 5:00 p.m., New York City time, on [                            ], which is the record date of the spin-off. The dividend will be paid in book-entry form, and physical stock certificates will be issued only upon request. Based on a letter ruling we expect to receive from the U.S. Internal Revenue Service, your receipt of Consumer Source shares in the spin-off will be tax-free for U.S. federal income tax purposes. However, any cash you receive instead of fractional shares pursuant to a reverse stock split of PRIMEDIA common stock that will occur as part of the spin-off will be taxable to you. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you.

        Following the spin-off, you will own shares in both PRIMEDIA and Consumer Source. PRIMEDIA common stock will continue to trade on the New York Stock Exchange under the symbol "PRM." We intend to apply to have Consumer Source common stock authorized for listing on the New York Stock Exchange under the symbol "[    ]."

        We believe the spin-off, which will create two distinct companies with separate ownership and management, will enhance value for PRIMEDIA stockholders by allowing each of PRIMEDIA and Consumer Source to separately focus on maximizing opportunities for its distinct business. In addition, we believe that the two companies, each with its own financial characteristics, may appeal to different investor bases.

        Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your Consumer Source common stock.

        The enclosed information statement, which is being mailed to all PRIMEDIA stockholders, describes the spin-off in detail and contains important information about Consumer Source, including its financial statements.

        We look forward to your continued support as a stockholder in both PRIMEDIA and Consumer Source. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,
Dean B. Nelson Chairman, Chief Executive Officer and President

Consumer Source Inc. 745 Fifth Avenue New York, New York 10151

[                        ]

Dear Consumer Source Inc. Stockholder:

        It is my pleasure to welcome you as a future stockholder of our new company, Consumer Source Inc. Following the spin-off, we believe that Consumer Source will be a leading publisher and distributor of free real estate and automobile guides, a leader in online lead generation in the apartment, new home and resale auto markets and a leading distributor of third party free publications.

        Our strategy as an independent company is to maximize value to shareholders by aggressively growing our Consumer Guides platform through organic growth of existing consumer guides in new and existing locations, launching guides in new cities, acquiring additional guides, launching into new verticals (such as our successful resale auto vertical) and maintaining our industry-leading distribution position through DistribuTech. Our main goal is to provide our clients with the most attractive, cost-effective channels with which to reach their end customers. We believe that it is our strong print and online distribution and the targeted nature of our results-driven, integrated products that provide our advertising customers with some of the most cost-effective channels to reach their customers.

        I invite you to learn more about Consumer Source by reviewing the enclosed information statement. We look forward to our future as a separate publicly-traded company and to your support as a holder of Consumer Source common stock.

Sincerely,
Robert C. Metz President and Chief Executive Officer

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2006

PRELIMINARY INFORMATION STATEMENT

CONSUMER SOURCE INC.
 Common Stock
(par value $.01 per share)

        This information statement is being furnished in connection with the distribution to holders of common stock, par value $.01 per share, of PRIMEDIA Inc. ("PRIMEDIA") of all of the outstanding shares of common stock, par value $.01 per share, of Consumer Source Inc. ("Consumer Source").

        We are currently a subsidiary of PRIMEDIA. Following the spin-off, our assets and business will consist largely of those that PRIMEDIA attributes to its incumbent Consumer Guides business and that are reported as its Consumer Guides segment in its financial statements.

        Shares of Consumer Source common stock will be distributed to holders of PRIMEDIA common stock of record as of the close of business on [                        ], which will be the record date. These stockholders will receive one share of Consumer Source common stock for every one share of PRIMEDIA common stock held on the record date. The spin-off of the Consumer Source shares will be made in book-entry form, and physical stock certificates will be issued only upon request. The spin-off will be effective at 11:59 p.m., New York City time on [                        ]. PRIMEDIA expects to receive a letter ruling from the U.S. Internal Revenue Service to the effect that the spin-off will be tax-free to PRIMEDIA and its stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares pursuant to the reverse stock split of PRIMEDIA common stock that will occur as part of the spin-off.

        No stockholder approval of the spin-off is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. PRIMEDIA stockholders will not be required to pay for the shares of Consumer Source common stock to be received by them in the spin-off or to surrender or exchange shares of PRIMEDIA common stock in order to receive Consumer Source common stock or to take any other action in connection with the spin-off.

        There is no current trading market for Consumer Source common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for Consumer Source common stock will develop on or shortly before the record date for the spin-off, and we expect that "regular-way" trading of Consumer Source common stock will begin the first trading day after the spin-off. We intend to apply to have the Consumer Source common stock authorized for listing on the New York Stock Exchange under the symbol "[      ]."

        In reviewing this information statement, you should carefully consider the matters described under "Risk Factors" beginning on page 21 for a discussion of factors that should be considered by recipients of Consumer Source common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [                        ].

        This information statement is being furnished solely to provide information to PRIMEDIA stockholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of PRIMEDIA. This information statement describes our business, the relationship between PRIMEDIA and us, how the spin-off affects PRIMEDIA and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading "Risk Factors."

        You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT CONSUMER SOURCE AND THE SPIN-OFF

Q:	Why am I receiving this document?
A:	PRIMEDIA is delivering this document to you because you were a holder of PRIMEDIA common stock on the record date for the distribution of our shares of common stock. Accordingly, you are entitled to receive one share of our common stock for every share of PRIMEDIA common stock that you held on the record date. No action is required for you to participate in the distribution.
Q:	What is the spin-off?
A:	The spin-off is the overall transaction of separating our company from PRIMEDIA, which will be accomplished through a series of transactions which will result in Consumer Source owning the existing Consumer Guides business operated by PRIMEDIA and reported as its Consumer Guides segment in its financial statements. Prior to the spin-off, the stock of PRIMEDIA will undergo a 10-for-1 reverse stock split. In addition, we will borrow approximately $525 million immediately prior to the spin-off and distribute such amount to PRIMEDIA so that PRIMEDIA can reduce its outstanding debt. Furthermore, prior to the spin-off, certain assets and liabilities not related to the Consumer Guides business, but part of Historical CSI, will be transferred out of our company to other subsidiaries of PRIMEDIA. "Historical CSI" refers to Consumer Source and its direct and indirect subsidiaries prior to the separation of other businesses that will not be part of Consumer Source following the spin-off. The final step of the transactions will be the pro rata distribution by PRIMEDIA to holders of PRIMEDIA's common stock of one share of our common stock for each share of PRIMEDIA common stock (after giving effect to the PRIMEDIA reverse stock split). We refer to this last step as the "distribution."
Q:	What is Consumer Source?
A:	We are an existing wholly-owned subsidiary of PRIMEDIA. Following the spin-off, we will be a separate publicly-traded company. We believe that we will be the leading publisher and distributor of free print and online consumer guides in the United States. All of our media products are free directories of category-specific content attracting a uniquely targeted audience actively seeking to rent an apartment or buy a new home or an automobile. We distribute over 32 million print guides annually through our proprietary distribution network, DistribuTech, the leading national distributor of free publications with over 60,000 distribution locations. Prior to the spin-off, our name was PRIMEDIA Companies Inc. Our name was changed to Consumer Source Inc. in connection with the spin-off transactions.
Q:	Why is PRIMEDIA separating its Consumer Guides business and distributing its stock?
A:	The Consumer Guides business is a fundamentally different type of business than PRIMEDIA's other businesses. The separation of the two types of businesses will help highlight unique qualities and values of these businesses for investors and better position each company to raise additional equity. "Post-Spin PRIMEDIA" refers collectively to PRIMEDIA Inc. and its direct and indirect subsidiaries after giving effect to the separation of Consumer Source pursuant to the spin-off. The separation of the Consumer Guides business from Post-Spin PRIMEDIA results in two separate companies that can each focus on maximizing opportunities for their distinct businesses. We believe this separation will present the opportunity for enhanced performance of each of the two companies.
PRIMEDIA's board of directors has determined that separating our business from Post-Spin PRIMEDIA is in the best interests of Post-Spin PRIMEDIA and its stockholders. The following potential benefits were considered by PRIMEDIA's board of directors in making the determination to effect the spin-off:
• creating separate companies that have different financial characteristics, which may appeal to different investor bases;

• allowing each company to separately pursue the business strategies which best suit its long-term interests;
• creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions; and
• creating effective management incentives tied to the relevant company's performance.
For a further explanation of the reasons for the spin-off and more information about our business, see "The Spin-Off—Reasons for the Spin-Off" and "Business."
Q:	Why is the separation of the two companies structured as a spin-off?
A:	PRIMEDIA's board of directors believes that a tax-free spin-off of our shares is a cost-effective and tax efficient way to separate the companies.
Q:	How does my ownership in PRIMEDIA change as a result of the spin-off?
A:	In the first step of the spin-off, the stock of PRIMEDIA will undergo a reverse stock split so that each 10 shares of PRIMEDIA you currently own will be exchanged for 1 share of PRIMEDIA. No fractional shares will be issued. If you would have otherwise been entitled to receive fractional shares of PRIMEDIA, you will receive cash in lieu of fractional shares in an amount determined by multiplying the fractional interest to which you would have otherwise been entitled by the average of the closing sale prices of one PRIMEDIA common share for the twenty trading days immediately preceding the reverse stock split. After the distribution, you will also own shares of our common stock.
The percentage of outstanding shares of PRIMEDIA that you own will not change as a result of either the reverse stock split or the distribution. You will own the same percentage of outstanding PRIMEDIA shares after the spin-off as you did prior to the spin-off.
Q:	What is the record date for the distribution?
A:	The record date is [ ] and ownership will be determined as of 5:00 p.m., New York City Time, on that date. When we refer to the "record date," we are referring to that time and date.
Q:	When will the distribution occur?
A:	Shares of our common stock will be distributed on or about [ ]. We refer to this date as the "distribution date."
Q:	Can PRIMEDIA decide to cancel the distribution of Consumer Source common stock even if all the conditions have been met?
A:	Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See "The Spin-Off—Spin-Off Conditions and Termination." PRIMEDIA has the right to terminate the stock distribution, even if all of these conditions are met, if at any time PRIMEDIA's board of directors determines, in its sole discretion, that Post-Spin PRIMEDIA and Consumer Source are better served being a combined company, thereby making the distribution not in the best interest of PRIMEDIA and its stockholders, or that market conditions are such that it is not advisable to spin off the Consumer Guides business.
Q:	What will happen to the listing of PRIMEDIA common stock?
A:	Nothing. PRIMEDIA common stock will continue to be traded on the New York Stock Exchange ("NYSE") under the symbol of "PRM."
Q:	Will the spin-off affect the market price of my PRIMEDIA shares?
A:	As a result of the spin-off, we expect the trading price of PRIMEDIA shares immediately following the distribution may be higher than immediately prior to the distribution because the trading price will reflect the reverse stock split of PRIMEDIA common stock prior to the distribution, offset partially by a decrease due to the trading price of PRIMEDIA shares no longer reflecting the value of the Consumer Guides business. However, there is no guarantee of the actual trading price of PRIMEDIA shares following the reverse stock split and the spin-off. Until the market has fully analyzed the operations of PRIMEDIA without these businesses, the price of PRIMEDIA may fluctuate significantly.

Q:	What will PRIMEDIA stockholders receive in the spin-off?
A:	In the spin-off, PRIMEDIA stockholders will receive one share of our common stock for every one share of PRIMEDIA common stock they own as of the record date of the spin-off, after taking into account the reverse stock split of PRIMEDIA common stock. No fractional shares will be issued in the reverse stock split. Those stockholders who would otherwise be entitled to receive fractional shares of PRIMEDIA pursuant to the reverse stock split will receive cash in lieu of fractional shares. For example, a PRIMEDIA stockholder that currently holds 22 shares of PRIMEDIA common stock will, following the reverse stock split, receive two shares of PRIMEDIA common stock and cash in lieu of fractional shares. Then, in the spin-off distribution, such stockholder will receive two shares of Consumer Source common stock. Immediately after the spin-off, PRIMEDIA stockholders will still own their shares of Post-Spin PRIMEDIA common stock in accordance with the reverse stock split. Thus, the same stockholders will still own all of PRIMEDIA's current businesses, but they will own them as two separate investments in Consumer Source and Post-Spin PRIMEDIA.
After the spin-off, the certificates and book-entry interests representing the "old" PRIMEDIA common stock, as adjusted for the reverse stock split, will represent such stockholders' interests in the Post-Spin PRIMEDIA businesses remaining with Post-Spin PRIMEDIA following the spin-off. After the spin-off, the certificates and book-entry interests representing Consumer Source common stock that stockholders receive in the spin-off will represent their interest in our Consumer Guides business only. The spin-off of the Consumer Source shares will be made in book-entry form, and physical stock certificates will be issued only upon request.
Q:	What does a PRIMEDIA stockholder need to do now?
A:	PRIMEDIA stockholders do not need to take any action, although we urge you to read this entire document carefully. The approval of PRIMEDIA stockholders is not required or sought to effect the spin-off, and PRIMEDIA stockholders have no appraisal rights in connection with the spin-off. PRIMEDIA is not seeking a proxy from any stockholders and you are requested not to send us a proxy.
PRIMEDIA stockholders will not be required to pay anything for the Consumer Source shares distributed in the spin-off or to surrender any shares of PRIMEDIA common stock. PRIMEDIA stockholders should not send in their PRIMEDIA share certificates. PRIMEDIA stockholders will automatically receive their shares of Consumer Source common stock when the spin-off is effected and, as applicable, will receive cash for any fractional shares in connection with the reverse stock split of PRIMEDIA common stock.
A majority of PRIMEDIA stockholders are needed to approve the reverse stock split. Such approval will be obtained prior to the reverse stock split and the spin-off.
Q:	Why are there different sets of financial information included in this information statement and what does each set present?
A:	The financial information included in "Selected Consolidated Financial Data," described in
"Management's Discussion and Analysis of Financial Condition and Results of Operations" and contained in the Consolidated Financial Statements presents financial information of Historical CSI, which represents the historical consolidated financial position of PRIMEDIA, excluding assets/liabilities reported as Corporate in PRIMEDIA's financial statements included in its periodic filings with the SEC, before giving effect to the separation and spin-off transactions. Although the financial information for Historical CSI includes information related to subsidiaries and businesses of PRIMEDIA that will not be part of our company after the spin-off, we are required to include this presentation because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA.

The financial information included in "Unaudited Pro Forma Consolidated Financial Data" presents the following financial information of Consumer Source:
    •
    Financial information after giving effect to the separation of the Consumer Guides business from PRIMEDIA's other businesses and the spin-off transactions associated with the distribution of the Consumer Source stock pursuant to the spin-off dividend as of and for the periods ended June 30, 2006 and December 31, 2005. We have included this pro forma financial information to illustrate the effect of the separation and spin-off transactions on our results of operation and financial position, based on management's reasonable assumptions.

    •
    Financial information after giving effect to the separation of the Consumer Guides business from PRIMEDIA's other businesses (but not giving effect to the spin-off transactions associated with the distribution of the Consumer Source stock pursuant to the spin-off dividend) for the years ended December 31, 2004 and December 31, 2003. We have included this pro forma financial information to illustrate the effect of the separation of the Consumer Guides business from PRIMEDIA's other businesses on our results of operation, based on management's reasonable assumptions.
You should not rely on the pro forma financial information as being necessarily indicative of the results of operation or financial position of Consumer Source that would have actually occurred had the separation and/or spin-off transactions been effective as of the dates and for the periods presented, and the pro forma financial information should not be relied upon as representative of Consumer Source's future results of operation or financial position.
Q:	Are there risks to owning Consumer Source common stock?
A:	Yes. Our business is subject to both general and specific risks relating to our operations. In addition, our spin-off from PRIMEDIA presents risks relating to Consumer Source becoming a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See "Risk Factors" beginning on page 21.
Q:	What are the U.S. federal income tax consequences of the spin-off to PRIMEDIA stockholders?
A:	Based on the letter ruling that PRIMEDIA expects to receive from the Internal Revenue Service, PRIMEDIA stockholders will not recognize gain or loss on the receipt of shares of Consumer Source common stock in the spin-off, except to the extent that such stockholders receive cash in lieu of fractional shares in connection with the reverse stock split of PRIMEDIA common stock. PRIMEDIA stockholders will apportion their tax basis in their PRIMEDIA common stock between such Post-Spin PRIMEDIA common stock and Consumer Source common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off. A PRIMEDIA stockholder's holding period for Consumer Source common stock received in the spin-off will include the period for which that stockholder's PRIMEDIA common stock was held. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off." You should consult your own tax advisor as to the particular consequences of the spin-off to you.
Q:	What if I want to sell my PRIMEDIA common stock or my Consumer Source common stock?
A:	You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. PRIMEDIA does not make any recommendations on the purchase, retention or sale of shares of Post-Spin PRIMEDIA common stock or Consumer Source common stock to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your PRIMEDIA common stock or your Consumer Source common stock after it is distributed, or both.
Q:	Where will I be able to trade shares of Consumer Source common stock?
A:	There is not currently a public market for our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol "[ ]". We anticipate that trading in shares of our common stock will begin on a "when-issued" basis on or shortly before the record date and before the distribution date, and "regular way" trading will begin on the first trading day following the distribution date. If trading does begin on a "when issued" basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. We cannot predict the trading prices for our common stock before or after the distribution date.
Q:	Where can PRIMEDIA stockholders get more information?
A:	Before the distribution, if you have any questions relating to the distribution, you should contact:
PRIMEDIA Inc. Investor Relations 745 Fifth Avenue New York, NY 10151 Telephone: (212) 745-0100
After the distribution, if you have any questions relating to our common stock, you should contact us at our new principal executive office at:
Consumer Source Inc. Investor Relations 3585 Engineering Drive Norcross, GA 30092 Telephone: (678) 421-3000
Q:	Who will be the distribution agent, transfer agent and registrar for our common stock?
A:	The Bank of New York Company, Inc. 101 Barclay Street New York, New York 10286 Toll-Free Shareholder Services Line: 1-800-524-4458 Email: shareowners@bankofny.com

SUMMARY

        This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the Consumer Guides business and the spin-off, you should read this summary together with the more detailed information and the Consumer Source financial statements appearing elsewhere in this information statement. You should read this entire information statement carefully, including the "Risk Factors" and "Special Note About Forward-Looking Statements" sections.

        References in this information statement to (1) the "Company," "Consumer Source," "CSI," "we," "us" or "our" refer to Consumer Source Inc. and its direct and indirect subsidiaries, (2) "Historical CSI," formerly known as PRIMEDIA Companies Inc., which represents the historical consolidated operating results and financial position of PRIMEDIA Inc., excluding assets/liabilities reported as Corporate in PRIMEDIA Inc.'s financial statements included in its periodic filings with the SEC, refers solely to Consumer Source and its direct and indirect subsidiaries prior to the separation of other businesses that will not be part of Consumer Source following the spin-off (these references are used to distinguish the historical consolidated operating results and financial position of Consumer Source included and described herein), (3) "PRIMEDIA" refers collectively to PRIMEDIA Inc. and its direct and indirect subsidiaries, and (4) "Post-Spin PRIMEDIA" refers collectively to PRIMEDIA Inc. and its direct and indirect subsidiaries after giving effect to the separation of Consumer Source pursuant to the spin-off, in each case, unless the context otherwise requires. The transaction in which Consumer Source will be separated from PRIMEDIA and become a separately-traded public company is referred to in this information statement as the "spin-off."

Our Company

        We are the leading publisher and distributor of free print and online consumer guides in the United States. Our revenue is generated from two different revenue streams: (i) advertising supported print and online real estate and auto guides, which we refer to as our Consumer Guides business, and (ii) distribution of our and third party publications, which we refer to as our Distribution business. Consumer Guides connects businesses with their consumers through print and Internet directories in the apartment, new home and resale auto markets. Distribution, through our proprietary distribution network, DistribuTech, is the nation's largest distributor of free publications with over 60,000 distribution locations and distributes our consumer guides and over 1,600 third party titles. For the year ended December 31, 2005, the Consumer Guides business generated substantially all of our advertising revenue and made up approximately 82% of our total revenues. For the year ended December 31, 2005, the Distribution business accounted for all of our non-advertising revenue and represented approximately 18% of our total revenues.

        Our strategy is to maximize value to shareholders by aggressively growing our Consumer Guides platform by expanding our existing consumer guides, launching guides in new cities, acquiring additional guides, organically launching guides in new verticals (such as our resale auto vertical) and maintaining our industry-leading distribution position. Our entry into the small unit rental category is an example of our strategy to acquire additional guides, and this Internet-only investment captures the remaining 70% rental market, to provide customers with total rental information. We believe that our strengths, such as our well-recognized guides, the "ease of use" of our top quality print and Internet guides, our superior distribution of guides through both print and online channels and our advanced tracking and performance systems, will enable us to achieve our goals. Our main goal is to provide our clients with the most attractive, cost-effective channels with which to reach their customers.

        Following the spin-off, our assets and business will consist of the Consumer Guides and Distribution businesses, and we will be an independent, publicly-traded company.

        Following the spin-off, we expect to have net operating loss ("NOLs") carryforwards available to offset a portion of our future taxable income, thereby reducing the amount of cash taxes that would otherwise have to be paid to the various taxing jurisdictions in which we do business. The NOLs are comprised of amounts acquired via historical acquisitions as well as amounts generated from operations of entities historically included as members of Historical CSI and investments treated as flow through entities for tax purposes. Within the total NOL carryforwards, there are NOLs attributable to legal entities no longer included in this consolidated group as of the date of this spin-off. These NOLs were included within Historical CSI through mergers, dispositions, dissolutions and other restructurings and may be limited in the amount that can be utilized depending upon the specific taxing jurisdiction's tax laws or regulations. The NOLs are also subject to expirations, again varying by jurisdiction. PRIMEDIA is currently evaluating whether existing NOLs will be available to offset future taxable income. We cannot guarantee the amount, if any, of NOLs that will be available to Consumer Source after the spin-off to offset our future taxable income.

        In connection with the spin-off, we can incur total indebtedness of up to $600 million although we expect the indebtedness to approximate $525 million at the time of the spin-off. We intend to distribute $525 million (net of related fees and expenses) of this new indebtedness to PRIMEDIA in connection with the spin-off and related transactions so that PRIMEDIA can reduce its outstanding debt as it will have less revenues and earnings following the spin-off as a result of the separation of Consumer Source from PRIMEDIA. The net cash proceeds of the new indebtedness will be distributed to PRIMEDIA via a dividend.

        The audited financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and the unaudited consolidated financial statements as of June 30, 2006 and for the six months ended June 30, 2006 and 2005, each of which are included in this information statement, present the historical consolidated operating results and financial position of Historical CSI. The Historical CSI financials contain many businesses that will not be part of Consumer Source after the spin-off.

        This presentation (as described above) is required because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, the historical consolidated operating results and financial position of Historical CSI reflect the historical consolidated operating results and financial position of PRIMEDIA and not the Consumer Source business we will own post-spin.

        The historical consolidated operating results and financial position of Historical CSI presented in this information statement do not present the operating or financial position of Consumer Source as if Consumer Source had been operated as a stand-alone company that owned solely the Consumer Guides business during the periods presented and will not be indicative of the consolidated operating results or financial position of Consumer Source in the future as an independent publicly-traded company following the completion of the spin-off. See "Unaudited Pro Forma Consolidated Financial Data."

Summary of the Spin-Off

        The following is a summary of the terms of the spin-off. Please see "The Spin-Off" for a more detailed description of the matters described below.

Distributing company	PRIMEDIA Inc.
Distributed company	Consumer Source Inc.
Distribution ratio	Each holder of PRIMEDIA common stock will receive a dividend of one share of Consumer Source common stock for every one share of PRIMEDIA common stock held on the record date.
Securities to be distributed	Shares of Consumer Source common stock, which will constitute all of the outstanding shares of Consumer Source common stock immediately after the spin-off.
Record date
The record date is the close of business on [ ]. In order to be entitled to receive shares of Consumer Source common stock in the spin-off, holders of shares of PRIMEDIA common stock must be stockholders as of the close of business on the record date.
Distribution date	The distribution date will be on or about [ ].
Relationship between Consumer Source and Post-Spin PRIMEDIA after the spin-off
After the spin-off, neither Post-Spin PRIMEDIA nor Consumer Source will have any ownership interest in the other, and each of Post-Spin PRIMEDIA and Consumer Source will be an independent public company. However, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, and employees who are shareholders of PRIMEDIA and Consumer Source at the time of the spin-off will own shares in both companies. In addition, four of the seven initial directors of Consumer Source also will be directors of Post-Spin PRIMEDIA. In connection with the spin-off, we are entering into a number of transitional agreements that will govern our future relationship with Post-Spin PRIMEDIA. Under these transitional agreements, Post-Spin PRIMEDIA will provide us with the following services for terms ranging from six months to two years: legal, insurance, tax, SEC accounting, corporate development, benefits and human resources, information systems, payroll services and other limited services consistent with past practices. We will also enter into other agreements providing for the allocation of tax benefits and liabilities arising from periods prior to the spin-off between us and PRIMEDIA. See "Our Relationship with Post-Spin PRIMEDIA."

Management of Consumer Source
Following the spin-off, we will have an initial board of directors (the "Board") consisting of seven directors. After the initial term, directors will be elected each year at our annual meeting of stockholders. Two representatives from KKR will serve on the boards of directors of both Post-Spin PRIMEDIA and Consumer Source. In addition, the Chairman of our Board will be a related party of KKR. See "Management—Board of Directors."
Description of Indebtedness
After giving effect to the incurrence of debt and the distribution of the cash proceeds of such debt to PRIMEDIA, our outstanding indebtedness is expected to total approximately $525 million, consisting of a $375 million Senior Secured Loan and a Second Priority Secured Loan and/or notes ("Notes") in an aggregate amount not to exceed $150 million. We will also have a $75 million Revolving Credit Facility available. Should we borrow against the Revolving Credit Facility, our total outstanding indebtedness could total up to $600 million. We expect that the terms of our indebtedness will contain certain customary events of default which generally give the banks or the noteholders, as applicable, the right to accelerate payments of outstanding debt. Under the bank credit facilities and Notes agreements, these events include:
• failure to maintain required covenant ratios, as described below;
• failure to make a payment of principal, interest or fees within a grace period; and
• default, beyond any applicable grace period, on any of our aggregate indebtedness exceeding a certain amount.

The bank credit facilities and Notes agreements will contain certain customary financial covenants limiting our indebtedness (maximum leverage ratios) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratios). Please see "Description of Indebtedness" for a more detailed description of our outstanding debt following the consummation of the spin-off transactions.

In effectively simultaneous transactions, we will receive bridge financing from our lead banks to fund a $525 million dividend to PRIMEDIA. This dividend will be used primarily to extinguish all existing bank debt of PRIMEDIA. The $525 million bridge to us will be replaced with permanent funding discussed above.

Dividend policy
Historically, PRIMEDIA has not paid dividends on its common stock, and Consumer Source does not initially plan on paying any cash dividends. The owners of our common stock may receive dividends when declared by the Board out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, other uses of cash, applicable law and other factors our Board deems relevant. The terms of our credit agreement limit our ability to declare and pay cash dividends on our common stock. Please see "Dividend Policy" and "Risk Factors—Our debt instruments will limit our business flexibility by imposing operating and financial restrictions on our operations."
Payment of intercompany indebtedness
Prior to or concurrently with the completion of the spin-off, we intend to use $41.7 million of the proceeds from borrowings from our term loan under our senior secured credit facility to repay the intercompany indebtedness owed by us. The intercompany indebtedness represents Historical CSI's allocated portion of PRIMEDIA's outstanding indebtedness and (a) allocations from PRIMEDIA for services provided including: legal, insurance, tax, SEC accounting, corporate development, benefits and human resources, information systems, payroll services, and other limited services, (b) allocations for certain other expenses incurred by PRIMEDIA, such as depreciation, severance, provision for unclaimed property and gain/loss on sale of businesses and other, net, and (c) allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries.
KKR control
Immediately after the spin-off, investment partnerships created by KKR will own 61.3% of the common stock of Consumer Source, based on KKR's ownership of PRIMEDIA common stock as of April 6, 2006. These investment partnerships will control Consumer Source and will have the power to elect all of our directors and to approve any action requiring stockholder approval, including adopting amendments to the Consumer Source Amended and Restated Certificate of Incorporation and approving mergers or sales of all or substantially all of our assets.

Other anti-takeover provisions
Provisions of the Delaware General Corporation Law may have the effect of discouraging, delaying or preventing a change of control of Consumer Source not approved by our Board. Such provisions may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Consumer Source, although such proposals, if made, might be considered desirable by a majority of the stockholders of Consumer Source. Such provisions could further have the effect of making it more difficult for third parties to cause the replacement of the Board of Consumer Source. Certain provisions of the tax matters agreement that are intended to preserve the tax-free nature of the spin-off may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Consumer Source. See "Our Relationship with Post-Spin PRIMEDIA—Tax Matters Agreement" and "Description of Our Capital Stock."
Risk factors	You should carefully consider the matters discussed under the section entitled "Risk Factors" beginning on page 21 of this information statement.

Corporate Information and Structure

        We are a Delaware corporation and an existing subsidiary of PRIMEDIA. Although formerly operated as an independent company, since 1994, our business has been principally operated as one of PRIMEDIA's business units. Our principal executive office is located at 745 Fifth Avenue, New York, New York 10151, telephone number (212) 745-0100. After the spin-off, our principal executive office will be located at 3585 Engineering Drive, Norcross, Georgia 30092, and our telephone number is (678) 421-3000.

        Pursuant to the spin-off, we will be separated from PRIMEDIA and become a separate publicly-traded company. The spin-off and our resulting separation from PRIMEDIA involve the following steps:

  •
  Before the distribution date:

  •
  We will receive all required regulatory approvals.

  •
  The PRIMEDIA board of directors will determine the record date for the dividend of our common stock to PRIMEDIA stockholders, declare that dividend and determine the distribution ratio.

  •
  Our common stock is expected to begin trading on a "when issued" basis on or shortly before the record date for the spin-off.

  •
  PRIMEDIA, as our sole stockholder, will:

  i.
  elect our Board;

  ii.
  approve our adoption of certain benefit plans; and

  iii.
  approve various actions related to the spin-off as described in this information statement.

  •
  Our Board will approve:

  i.
  the adoption of certain benefit plans;

  ii.
  our corporate governance documents and policies; and

  iii.
  various actions related to the spin-off as described in this information statement.

  •
  The Securities and Exchange Commission, or the SEC, will declare effective under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, the registration statement of which this information statement is a part.

  •
  PRIMEDIA will mail this information statement to its stockholders.

  •
  We will have committed debt facilities of up to $600 million but expect to incur indebtedness of approximately $525 million, the proceeds of which will be distributed to PRIMEDIA. The borrowings will consist of a $375 million Senior Secured Loan and a Second Priority Secured Loan and/or Notes in an aggregate amount not to exceed $150 million. We will also have a $75 million Revolving Credit Facility available. Although we expect the borrowings to total $525 million, should we borrow against the Revolving Credit Facility, our total outstanding indebtedness could total up to $600 million.

  •
  PRIMEDIA will contribute to our capital the intercompany debt owed by us to PRIMEDIA.

  •
  On or before the distribution date:

  •
  We will have entered into numerous agreements with PRIMEDIA that relate to the spin-off or will govern our relationships with Post-Spin PRIMEDIA following the completion of the spin-off, including:

  i.
  the Separation and Distribution Agreement;

  ii.
  the Transition Services Agreement; and

  iii.
  the Tax Matters Agreement.

  •
  The stock of PRIMEDIA will undergo a reverse stock split in which each 10 shares of PRIMEDIA common stock will be exchanged for 1 share of PRIMEDIA common stock.

  •
  On the distribution date:

  •
  PRIMEDIA will receive opinions of counsel as to the tax-free nature of the distribution.

  •
  Certain assets related to the Consumer Guides business, including certain assets of Auto Guide, will be transferred from PRIMEDIA to us via a series of distributions among various PRIMEDIA subsidiaries, and we will then contribute these assets to our wholly-owned subsidiary, Consumer Source Holdings Inc.

  •
  We will contribute all of the stock of certain subsidiaries engaged in non-Consumer Guides businesses to PRIMEDIA Holdings III Inc., one of our wholly-owned subsidiaries.

  •
  We will distribute all of our shares in PRIMEDIA Holdings III Inc. to PRIMEDIA.

  •
  PRIMEDIA will distribute 100% of the shares of Consumer Source common stock pro rata to all of its stockholders of record as of the record date.

  •
  Following the distribution date:

  •
  We expect that our common stock will begin trading on the New York Stock Exchange on a regular way basis under the symbol "          " on the first trading day following the distribution date.

  •
  We will operate as a separate publicly-traded company.

        For a further explanation of the spin-off, see "The Spin-Off."

        The following diagram depicts our corporate structure and that of PRIMEDIA after giving effect to the distribution and the other concurrent transactions described in this information statement:

(1) Inactive Subsidiaries include: PRIMEDIA Information Inc., IntelliChoice, Inc., Simba Information, Inc., PRIMEDIA Ventures, Kagan Media Appraisals, Inc., KaganWorld Media, Inc., Paul Kagan Associates, Inc., Media Central IP Corp., Kagan Seminars, Inc., Media Central LLC, Kagan World Media Ltd. (UK), Kagan Asia Media Ltd, Media Central Acquisition LLC, Intermedia Holdco LLC, HSW Video LLC, and 1% interest in Cover Concepts Marketing Services LLC.

(2) Enthusiast and Education Businesses include: Channel One Communications Corp., 99% interest in Cover Concepts Marketing Services LLC, Hacienda Productions Inc., Automotive.com Inc., PRIMEDIA Enterprises Inc., Films for the Humanities and Sciences Inc., PRIMEDIA International Inc., Enthusiast Media Subscription Co. Inc., PRIMEDIANet Inc., 1Roof-Realty.com Inc., Industry-Click Corp., Channel One Interactive Inc., Consumer-Click Corp., PRIMEDIA California Digital Inc., PRIMEDIA Leisure Group Inc., PRIMEDIA Specialty Group Inc., PRIMEDIA Investment LLC, Motor Trend Auto Shows Inc., PRIMEDIA Magazines Inc., McMullen Argus Publishing Inc., CSK Publishing Company Inc., Go Lo Entertainment Inc., PRIMEDIA Special Interest Publication Inc., PRIMEDIA Magazine Finance Inc., PRIMEDIA Enthusiast Publications Inc., The Virtual Flyshop Inc., and Canoe & Kayak Inc.

Summary Consolidated Financial Data

        The following tables set forth summary consolidated financial data of Historical CSI, which represents the historical consolidated financial position of PRIMEDIA, excluding assets/liabilities reported as Corporate in PRIMEDIA's financial statements included in its periodic filings with the SEC. The summary consolidated financial data for each of the three years in the period ended December 31, 2005 are derived from the audited consolidated financial statements of Historical CSI included elsewhere in this information statement, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The summary consolidated financial data for the six months ended June 30, 2005 and June 30, 2006 are derived from the unaudited consolidated financial statements of Historical CSI included elsewhere in this information statement. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of Historical CSI and in our opinion include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the results of operations and financial position of Historical CSI for these periods and as of such dates.

        The summary consolidated financial data set forth in the following tables present the historical consolidated operating results and financial position of Historical CSI. The Historical CSI financials contain many businesses that will not be part of Consumer Source after the spin-off. This presentation (as described above) is required because, although Consumer Source is the legal entity being spun-off in this transaction, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, the historical consolidated operating results and financial position of Historical CSI reflect the historical consolidated operating results and financial position of PRIMEDIA and not the ultimate Consumer Source business we will own post-spin.

        The following table also presents summary unaudited pro forma consolidated financial information of Consumer Source, which has been derived from the unaudited pro forma consolidated financial information of Consumer Source included elsewhere in this information statement.

        The unaudited pro forma consolidated financial statements of Consumer Source have been prepared to reflect adjustments to the historical financial information of Historical CSI to give effect to the following planned transactions, as if those transactions had been completed at earlier dates:

    •
    the contribution by Consumer Source to PRIMEDIA Holdings III Inc., a holding company which is currently a wholly-owned subsidiary of Consumer Source, of 100% of the stock, including the assets and liabilities, of Channel One Communications Corporation, Films for the Humanities & Science, Inc., PRIMEDIA Enterprises Inc., PRIMEDIA International, Inc., Enthusiast Media Subscription Company, Inc., Automotive.com, PRIMEDIANet Inc. and PRIMEDIA Magazines, Inc., each of which are currently subsidiaries of Consumer Source which are engaged in the Enthusiast Media and Education businesses, and the distribution of 100% of the shares of PRIMEDIA Holdings III Inc. to PRIMEDIA;

    •
    the distribution of our common stock to the stockholders of PRIMEDIA;

    •
    the transfer of certain assets related to the Consumer Guides business, including certain assets of Auto Guide, from PRIMEDIA to us;

    •
    the incurrence of debt and related debt issuance costs, comprised of a $525 million loan and the distribution of $525 million to PRIMEDIA;

    •
    the estimated incremental interest expense associated with the above planned borrowings, which is calculated based on expected interest rates;

    •
    the repayment of all intercompany indebtedness owed by us to PRIMEDIA;

    •
    the annual management fees expected to be paid to KKR; and

    •
    the estimated incremental costs associated with operating as a separate public company.

        The unaudited pro forma consolidated financial data of Consumer Source presented as of the year ended December 31, 2005 and for the six months ended June 30, 2006 is derived from the audited consolidated financial statements of Historical CSI for the year ended December 31, 2005 and the unaudited consolidated financial statements for the six months ended June 30, 2006 of Historical CSI. The unaudited pro forma consolidated income statement data of Consumer Source for the year ended December 31, 2005 and the six months ended June 30, 2006 assumes the items listed above occurred as of January 1, 2005. The unaudited pro forma balance sheet as of June 30, 2006 assumes the items listed above occurred as of June 30, 2006. A more complete explanation can be found in the unaudited pro forma consolidated financial statements of Consumer Source included elsewhere in this information statement.

        The historical consolidated operating results and financial position of Historical CSI presented in this information statement do not present the operating results or financial position of Consumer Source as if Consumer Source had been operated as a stand-alone company that owned solely the Consumer Guides business during the periods presented and will not be indicative of the consolidated operating results or financial position of Consumer Source in the future as an independent publicly-traded company following the completion of the spin-off. The results for the six months ended June 30, 2006 are not indicative of results to be expected for the full year. Furthermore, the unaudited pro forma consolidated financial information of Consumer Source may not be indicative of the consolidated operating results or financial position of Consumer Source in the future as an independent publicly-traded company following the completion of the spin-off. You should read the summary and unaudited pro forma consolidated financial information of Consumer Source in conjunction with the audited and unaudited consolidated financial statements and the notes to the audited and unaudited consolidated financial statements of Historical CSI. You should also read the sections "Selected Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary unaudited pro forma consolidated financial information of Consumer Source is qualified by reference to these sections, the audited and unaudited consolidated financial statements of Historical CSI and the notes to the audited and unaudited consolidated financial statements of Historical CSI that are included elsewhere in this information statement.

Selected Financial Data ($ in thousands, except share and per share amounts)

	Year Ended December 31,				Six Months Ended June 30,
	Pro Forma 2005(1)	2005	2004	2003	Pro Forma 2006(1)	2006	2005
Results of Operations:
Total revenues, net	$317,134	$990,571	$969,796	$974,417	$162,685	$500,389	$490,041
Segment EBITDA(2)	65,750	176,761	189,721	197,676	28,577	75,514	84,116
Operating income	48,779	116,287	125,709	104,321	19,121	50,321	62,627
Loss from continuing operations	(2,498)	(63,040)	(73,370)	(101,137)	(7,262)	(5,089)	(33,000)
Discontinued operations		627,658	95,335	98,156		10,914	403,524
Net income (loss)		564,618	21,965	(2,981)		5,847	370,524
Basic and diluted loss from continuing operations per common share(3)	$(0.10)				$(0.28)

	Year Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
Cash Flow Data:
Net cash provided by (used in) operating activities	$32,116	$60,709	$72,376	$15,034	$(532)
Net cash provided by (used in) investing activities	687,304	51,971	151,451	(9,456)	390,967
Net cash used in financing activities	(721,991)	(111,515)	(229,340)	(8,396)	(393,258)
Additions to property and equipment	(30,039)	(33,327)	(38,081)	(10,643)	(13,378)

	Year Ended December 31,				Six Months Ended June 30,
	Pro Forma 2005(1)	2005	2004	2003	Pro Forma 2006(1)	2006	2005
Other Financial and Operating Data:
Segment EBITDA(2)	$65,750	$176,761	$189,721	$197,676	$28,577	$75,514	$84,116
Depreciation and amortization of property and equipment	8,330	29,314	24,820	24,784	5,353	13,924	11,766
Amortization of intangible assets and other	3,129	19,194	18,752	36,076	1,394	6,099	4,654
Non-cash compensation	3,276	6,089	6,097	11,184	1,149	2,537	2,404
Provision for severance, closures and restructuring related costs	121	2,380	3,160	4,486	269	1,909	1,969
Provision for unclaimed property	—	—	3,383	—	—	—	—
Other corporate expenses	2,324	3,706	8,839	16,951	1,263	696	696
Gain (loss) on sale of businesses and other, net	(209)	(209)	(1,039)	(126)	28	28	—

Operating income	48,779	116,287	125,709	104,321	19,121	50,321	62,627
Other income (expense)
Provision for impairments of investments	—	—	(804)	(8,975)	—	—	—
Interest expense	(48,292)	(1,613)	(3,489)	(3,389)	(23,912)	11,327	(672)
Parent interest, dividends and other	—	(171,105)	(180,839)	(187,057)	—	(63,847)	(89,366)
Amortization of deferred financing costs	(1,378)	—	—	—	(689)	—	—
Other income (expense), net	(108)	135	(40)	(2,667)	(250)	(762)	162

Loss from continuing operations before provision for income taxes	(999)	(56,296)	(59,463)	(97,767)	(5,730)	(2,961)	(27,249)
Provision for income taxes	(1,499)	(6,744)	(13,907)	(3,370)	(1,532)	(2,128)	(5,751)

Loss from continuing operations	$(2,498)	(63,040)	(73,370)	(101,137)	$(7,262)	(5,089)	(33,000)

Discontinued operations		627,658	95,335	98,156		10,914	403,524
Cumulative effect of change in accounting principle(4)		—	—	—		22	—

Net income (loss)		$564,618	$21,965	$(2,981)		$5,847	$370,524

Selected Financial Data (continued)

	As of December 31,		As of June 30, 2006
	2005	2004	Historical	Pro Forma(1)
Balance Sheet Data:
Cash and cash equivalents	$6,934	$9,505	$4,116	$1,322
Total current assets	293,148	276,052	265,399	42,735
Property and equipment	53,778	74,193	51,319	15,152
Total assets	1,359,611	1,514,058	1,339,749	219,381
Total current liabilities	269,618	343,336	259,948	33,586
Due to PRIMEDIA(5)	3,812,725	4,484,042	3,810,386	—
Total liabilities	4,221,256	4,940,488	4,195,547	564,949
Total shareholder's deficiency	(2,861,645)	(3,426,430)	(2,855,798)	(345,568)
Total liabilities and shareholder's deficiency	1,359,611	1,514,058	1,339,749	219,381

(1)
The pro forma information presented above is presented to show the reader the economic performance of Consumer Source, the entity that is being spun off, as if Consumer Source had operated as a stand-alone publicly-held business for the periods presented.

(2)
Segment EBITDA, which includes an allocated portion of PRIMEDIA's corporate management fees, represents the segment's earnings before interest, taxes, depreciation, amortization and other charges (income). Segment EBITDA is not intended to be and should not be considered as an alternative to net income or loss (as determined in conformity with generally accepted accounting principles), or as an indicator of our operating performance. Segment EBITDA is presented herein because our chief operating decision maker evaluates and measures each business unit's performance based on its Segment EBITDA results. We believe that Segment EBITDA is an accurate indicator of segment results, because it focuses on revenue and operating cost items driven by operating managers' performance and excludes items largely outside of operating managers' control. Segment EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate Segment EBITDA in an identical manner and, therefore, is not necessarily an accurate measure of comparison between companies.

(3)
Basic and diluted loss from continuing operations per common share is calculated by dividing loss from continuing operations by 26,393,830 shares (based upon the number of outstanding shares of PRIMEDIA common stock at June 30, 2006, adjusted for the planned 10 for 1 reverse stock split).

(4)
Effective January 1, 2006, PRIMEDIA adopted Statement of Financial Accounting Standards ("SFAS") No.123(R) ("SFAS 123(R)"), "Share-Based Payment" using the modified prospective method. Prior to the adoption of this statement, PRIMEDIA expensed the fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003 in accordance with the provisions of SFAS 123 "Accounting for Stock-Based Compensation," adopted on January 1, 2003 using the prospective method. Upon adoption of SFAS 123(R), PRIMEDIA is also required to expense the fair value of any awards that were granted prior to January 1, 2003 and were not fully vested as of January 1, 2006.

(5)
Due to PRIMEDIA consists of the Company's allocated portion of PRIMEDIA's long-term debt and shares subject to mandatory redemption, as described below, as well as amounts due to PRIMEDIA related to allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries.

(6)
Other charges (income) include severance related to separated senior executives, non-cash compensation, other corporate expenses, provision for severance, closures and restructuring-related costs, provision for unclaimed property and gain on sale of businesses and other, net.

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating our company and our common stock. The following discussion of risk factors contains "forward-looking statements." Our business, financial results, financial condition and stock price could be materially adversely affected by any of these risks, and our future operating results may differ materially from the results described in this information statement due to the risks and uncertainties related to our business and our industry, including those discussed below.

Risk Factors Relating to the Spin-Off

The historical financial information will not, and the pro forma financial information may not, be indicative of our future results as an independent company.

        The historical financial information included in this information statement will not reflect what our results will be because they essentially reflect all of PRIMEDIA's businesses, including the businesses to be retained by PRIMEDIA after the spin-off.

        The historical financial information included in this information statement presents the historical consolidated operating results and financial position of Historical CSI, which include the historical consolidated operating results and financial position of the Enthusiast Media and Education segments (businesses that will not be a part of Consumer Source following the completion of the spin-off). This presentation is required because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, this information reflects the historical consolidated operating results and financial position of PRIMEDIA.

        The pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following factors:

  •
  our historical financial information reflects allocations for services historically provided by PRIMEDIA, and we expect these allocations to be different from the costs we will incur for these services in the future as a smaller independent company, including with respect to services provided by Post-Spin PRIMEDIA under the transition services agreements and other commercial service agreements. We expect that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total PRIMEDIA expenses allocated to us historically; and

  •
  the historical financial information does not reflect the increased costs associated with being an independent company, including changes that we expect in our cost structure, personnel needs, financing and operations of the contributed business as a result of the spin-off from PRIMEDIA and from reduced economies of scale.

        We have made adjustments based upon available information and assumptions that we believe are reasonable in our pro forma financial information included in this information statement. However, our assumptions may not prove to be accurate and, accordingly, our pro forma information should not be assumed to be indicative of what our financial condition or results of operation actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

        For additional information about the past financial performance of our business and the basis of the presentation of the historical financial statements, see "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the

historical financial statements and the accompanying notes included elsewhere in this information statement.

We have not operated as an independent company since 1994, and we may experience increased costs after the spin-off or as a result of the spin-off, which could decrease our overall profitability.

        We have not operated as an independent company since 1994. Since 1994, our business has been principally operated as one of PRIMEDIA's business units, and PRIMEDIA performed a number of corporate functions for our operations. Following the spin-off, Post-Spin PRIMEDIA will provide support to us with respect to certain of these functions, including legal, insurance, tax, SEC accounting, corporate development, benefits and human resources, information systems, payroll services and other limited services consistent with past practices for terms ranging from six months to two years. We will need to replicate such services after the expiration of the transitional agreements with Post-Spin PRIMEDIA. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. In addition, there may be an operational impact on our business as a result of the time our management and other employees and internal resources will need to dedicate to building these capabilities during the first few years following the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions of our own, or have not obtained them from other providers, we may not be able to operate our company effectively and our profitability may decline.

Our operations may depend on the availability of additional financing and, after the spin-off, Consumer Source will not be able to obtain financing from Post-Spin PRIMEDIA.

        Following the spin-off, we expect to have ample liquidity to support the development of our business. In the future, however, we may require additional financing for liquidity, capital requirements and growth initiatives. After the spin-off, Post-Spin PRIMEDIA will not provide funds to us. Accordingly, we will depend on our ability to generate cash flow from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by PRIMEDIA. Any inability by us to obtain financing in the future on favorable terms could have a negative effect on our results of operations and financial condition.

As part of the spin-off from PRIMEDIA, we will incur significant indebtedness, which will consume a substantial portion of the cash flow that we generate and may restrict our operations or impair our financial condition.

        In connection with the spin-off, we will incur approximately $525 million in indebtedness. The expected borrowings will consist of a $375 million Senior Secured Loan and a Second Priority Secured Loan and/or Notes in an aggregate amount not to exceed $150 million. We will also have a $75 million Revolving Credit Facility available. While we expect the borrowings to total $525 million, should we borrow against the Revolving Credit Facility, our total outstanding indebtedness could total up to $600 million. A substantial portion of our cash flow will be dedicated to the payment of interest on indebtedness which reduces funds available for working capital, capital expenditures and business opportunities. In addition, our significant indebtedness may limit our ability to respond to and plan for changes in our business, the industry or the economy, increase our vulnerability to adverse economic and industry conditions and limit our ability to borrow additional funds. If our cash flow and capital resources are insufficient to service our debt, we may be forced to sell assets, seek additional equity capital or debt or restructure our debt, any of which may be unsuccessful, inadequate or on unsatisfactory terms.

Our debt instruments will limit our business flexibility by imposing operating and financial restrictions on our operations.

        The agreements governing our indebtedness will impose specific operating and financial restrictions on us. These restrictions impose limitations on our ability to, among other things:

  •
  change the nature of our business;

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  sell assets;

  •
  issue stock;

  •
  engage in mergers, consolidations or transactions with our affiliates;

  •
  make investments in or loans to specific subsidiaries;

  •
  make guarantees or specific restricted payments; and

  •
  declare or make dividend payments on our common stock.

        Our failure to comply with the terms and covenants in our indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Such a default could materially impair our financial condition and liquidity.

You and PRIMEDIA could be subject to material amounts of taxes if the spin-off is determined to be a taxable transaction.

        PRIMEDIA expects to receive a ruling from the Internal Revenue Service (the "IRS") prior to the distribution date to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). Although letter rulings are generally binding on the IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter.

        In addition, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Therefore, in addition to obtaining the ruling from the IRS, PRIMEDIA expects to obtain an opinion from Simpson Thacher and Bartlett LLP regarding legal conclusions supporting some of the representations made to the IRS. An opinion of counsel is not binding on the IRS or the courts. The opinion of counsel will be based on, among other things, current law and assumptions and representations as to factual matters made by PRIMEDIA, which if incorrect in certain material respects, would jeopardize the conclusions reached by counsel in its opinion.

        If, notwithstanding the letter ruling and opinion, the spin-off is determined to be a taxable transaction, you and PRIMEDIA could be subject to material amounts of taxes. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Consumer Source could be liable to PRIMEDIA for adverse tax consequences resulting from certain change in control transactions and therefore could be prevented from engaging in strategic or capital-raising transactions.

        PRIMEDIA could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in PRIMEDIA, Post-Spin PRIMEDIA or Consumer Source within the four-year period beginning two years before the date of the spin-off. A merger, recapitalization or acquisition, or issuance or redemption of Consumer Source common stock, after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. Accordingly, the tax matters agreement precludes Consumer Source from engaging in some of these transactions and requires Consumer Source to indemnify Post-Spin PRIMEDIA for any resulting taxes. As a result, Consumer Source may be unable to engage in strategic or capital-raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to Consumer Source.

KKR will control the common stock of Consumer Source and may have a conflict of interest because it also controls the common stock of Post-Spin PRIMEDIA.

        After the spin-off, KKR will control the common stock of both our company and Post-Spin PRIMEDIA. The ownership interests of KKR in both companies could create or appear to create a potential conflict of interest when KKR, as a shareholder, is faced with decisions that could have different implications for the two companies. For example, these decisions could relate to:

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  enforcement of rights under transitional agreements entered into in connection with the spin-off;

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  the nature, quality and cost of services rendered to Consumer Source by Post-Spin PRIMEDIA;

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  pursuit of business opportunities; or

  •
  employee retention or recruiting.

        The obligation to pay fifty percent of PRIMEDIA's annual management fees paid to KKR will be assumed by Consumer Source. In addition, Dean B. Nelson, who will be Chairman of our Board, is the chief executive officer of Capstone Consulting LLC ("Capstone"), an independent consulting firm that works exclusively with KKR portfolio companies. PRIMEDIA has historically paid consulting services fees to Capstone. In the future, Consumer Source may pay fees to Capstone.

The agreements that we are entering into with PRIMEDIA may involve, or may appear to involve, conflicts of interest. In addition, some of these agreements may be subject to early termination.

        Because the spin-off involves the separation of PRIMEDIA's existing businesses into two independent companies, we are entering into certain agreements with PRIMEDIA to provide a framework for our initial relationship with Post-Spin PRIMEDIA following the spin-off. We will have negotiated these agreements with PRIMEDIA while we were still a wholly-owned subsidiary of PRIMEDIA. Accordingly, the persons who are expected to become our officers and some of our director nominees are employees, officers or directors of PRIMEDIA and, as such, have an obligation to serve the interests of Post-Spin PRIMEDIA. As a result, they could be viewed as having a conflict of interest.

        In addition, the commercial agreements that we are entering into with PRIMEDIA generally expire or may be terminated by us upon six months' notice. Expiration of these agreements could have an adverse effect on our business.

Risk Factors Relating to Our Net Operating Losses

We may be unable to realize the benefits of our net operating loss carryforwards and, as a result, lose our future tax savings, which could have a negative impact on our liquidity and financial position.

        Net operating losses may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. The amount of NOLs we have has not been validated by the IRS. The IRS could challenge the amount of the NOLs, which could result in an increase in liability in the future for income taxes. PRIMEDIA is currently evaluating whether existing NOLs will be available to offset future taxable income. Based on current federal corporate income tax rates, our NOLs could provide a benefit to us, if fully utilized, of significant future tax savings. However, if we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. There is no guarantee of the amount, if any, of NOLs that will be available to us after the spin-off to offset future taxable income. Our inability to utilize available NOLs, if any, could result in Consumer Source being required to pay substantial additional federal and state taxes and interest, which may adversely affect our liquidity and financial position.

Future legislation may result in our inability to realize the tax benefits of our NOLs.

        It is possible that legislation or regulations will be adopted that would limit our ability to use the tax benefits associated with our NOLs. However, we are not currently aware of any proposed changes in the tax laws or regulations that would materially impact our ability to use available NOLs, if any.

Our use of net operating loss carryforwards could be limited by ownership changes.

        In addition to the general limitations on the carryback and carryforward of NOLs under Section 172 of the Code, Section 382 of the Code imposes further limitations on the utilization of NOLs by a corporation following various types of ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three-year period. Therefore, the future utilization of our NOLs may be subject to limitation for regular federal income tax purposes.

        We cannot be certain that the limitations of Section 382 will not limit or deny in full our future utilization of available NOLs, if any. Such limitation or denial could require us to pay substantial additional federal and state taxes and interest. Moreover, we cannot be certain that future ownership changes will not limit or deny in full our future utilization of all of available NOLs, if any.

        If we cannot utilize available NOLs, if any, we may be required to pay substantial additional federal and state taxes and interest. Such tax and interest liabilities may adversely affect our liquidity and financial position.

Risk Factors Relating to Our Business

We face intense competition and we may not be able to maintain or increase our current revenues which could adversely affect our financial performance.

        Our businesses are in highly competitive industries and we may not be able to maintain or increase our current advertising and/or distribution revenue. We compete in both the print and online markets for limited advertising spending on the part of managers of apartment communities, builders and developers of new homes and auto dealers. Our competition comes from newspapers as well as other publishers of similar guides. These competitors may engage in more extensive development efforts, undertake more aggressive marketing and/or sales campaigns and adopt more aggressive pricing policies. Our competitors may develop services and advertising options that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is possible that new competitors may emerge and acquire significant market share. Other variables that could adversely affect our financial performance by, among other things, leading to decreases in overall revenue, the number of advertising customers or profit margins include:

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  an increased level of competition for advertising dollars, which may lead to lower margins as we attempt to retain advertisers or which may cause us to lose advertisers to our competitors offering better programs that we are unable or unwilling to match;

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  unfavorable fluctuations in operating costs, which we may be unwilling or unable to pass through to our customers;

  •
  our competitors may offer more favorable terms than we do in order to obtain agreements for new locations;

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  unfavorable labor conditions which may require us to spend more to retain or attract key employees; and

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  weather conditions and other natural disasters may limit the availability of housing thereby reducing the need for apartment managers and home developers and builders to advertise.

We believe that the barriers to entry are relatively high as each entrant can expect to incur significant start-up costs associated with raw materials and printing and the development of a distribution network.

General economic trends, as well as trends in advertising spending and competition, may reduce our advertising revenues.

        Our advertising revenues are subject to the risks arising from adverse changes in domestic and global economic conditions and possible shifting of advertising spending amongst media. High levels of condominium conversions limited existing and potential customers from Apartment Guide markets and decreased vacancy rates in markets with higher condominium conversions and in markets with significant levels of temporary residents caused by Hurricane Katrina, constraining growth in one of our segments. Extraordinary weather conditions, like Hurricane Katrina, can impact advertising revenues and other revenues like distribution. Any adverse impact of economic conditions on Consumer Source is difficult to predict but it may result in reductions in advertising revenue. Additionally, if geopolitical events negatively impact the economy or advertising spending patterns change, our results of operations may be adversely affected.

        Our advertising revenues are subject to the risks arising from competition in both print and on-line channels. The number of competitors has increased across all categories over the last few years. In most cases, advertisers are spending at similar advertising levels, but they are spreading such spending across more mediums, which can result in a decline of advertisers per medium. Consumer Source's proprietary distribution network is vulnerable to competition when renewing retail programs. This can result in lost distribution revenue as well as advertising revenue, if significant locations are lost.

We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business.

        Our future growth rate depends in part on our selective acquisition of additional businesses. We may be unable to identify suitable targets for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors, including our ability to obtain financing on acceptable terms and, for larger transactions, requisite government approvals.

        Acquisitions involve risks, including those associated with integrating the operations, financial reporting, technologies and personnel of acquired companies; managing geographically dispersed operations; the diversion of management's attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies. We may not successfully integrate any businesses or technologies we may acquire in the future and may not achieve anticipated revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, future acquisitions that we may pursue could result in dilutive issuances of equity securities. Furthermore, restrictions contained in the tax matters agreement and the credit agreement for the senior secured credit facility may restrict our ability to make acquisitions following the distribution.

Increases in fuel surcharges and ink costs may have an adverse impact on our future financial results.

        Fuel surcharges and ink costs are a significant expense relating to our print products. Consumer Source incurred increases in fuel surcharges and ink costs in 2004, 2005 and 2006, and anticipates additional increases for 2007. Such cost increases may have an adverse effect on our future results. We may not be able to pass these cost increases through to our customers.

We depend on some important employees, and the loss of any of those employees may harm our business.

        Our performance is substantially dependent on the performance of our key employees. In addition, our success is dependent on our ability to attract, train, retain and motivate high quality personnel, especially for our management, sales and editorial teams. The loss of the services of any of our key employees may harm our business.

        Consumer Source's management faces intense competition in this economy for the hiring and retention of qualified financial personnel and the demands surrounding increased financial disclosure.

Risk Factors Relating to Consumer Source Common Stock

KKR has control of our common stock and has the power to elect all the members of our Board and to approve any action requiring stockholder approval.

        Approximately 60% of the shares of our common stock will be held by investment partnerships, of which KKR Associates, L.P., a New York limited partnership ("KKR Associates"), and KKR GP 1996 LLC, a Delaware limited liability company ("KKR GP 1996"), each an affiliate of KKR, are the general partners. KKR Associates and KKR GP 1996 will have sole voting and investment power with respect to these shares. Consequently, KKR Associates and KKR GP 1996 and their respective general partners and members, one of whom is our director and an executive of which is also our director, will control us and have the power to elect all of our directors and approve any action requiring stockholder approval, including adopting amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. KKR Associates and KKR GP 1996 will also be able to prevent or cause a change of control at any time. Additionally, Dean B. Nelson, who will be Chairman of our Board and is currently the chairman of the board of PRIMEDIA, is the chief executive officer of Capstone, an independent consulting firm that works exclusively with and receives fees from KKR portfolio companies. Capstone has historically received consulting services fees from PRIMEDIA.

Applicable laws may discourage takeovers and business combinations that our shareholders might consider in their best interests.

        Consumer Source will be subject to the provisions of Delaware law described below regarding business combinations with interested stockholders.

        Section 203 of the Delaware General Corporation Law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of "business combination" includes mergers, sales of assets, issuances of voting stock and certain other transactions. An "interested stockholder" is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

        Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

  •
  the board of directors approved the business combination before the stockholder became an interested stockholder, or the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

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  upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

  •
  the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

We currently do not intend to pay dividends on our common stock.

        We do not plan on initially paying any cash dividends. However, the owners of our common stock may receive dividends when declared by the Board out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be evaluated from time to time in light of our financial condition, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our Board deems relevant. The terms of our credit agreement limit our ability to declare and pay cash dividends on the common stock. Please see "Dividend Policy" and "Risk Factors—Our debt instruments will limit our business flexibility by imposing operating and financial restrictions on our operations."

We cannot predict the price range or volatility of Consumer Source common stock after the spin-off.

        From time to time, the market price and volume of shares traded of companies in the publishing industry experience periods of significant volatility. Company-specific issues and developments generally in the publishing industry or the economy may cause this volatility. The market price of our common stock may fluctuate in response to a number of events and factors, including:

  •
  general economic, market and political conditions;

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  quarterly variations in results of operations or results of operations that could be below the expectations of the public market analysts and investors;

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  changes in financial estimates and recommendations by securities analysts;

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  operating and market price performance of other companies that investors may deem comparable;

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  press releases or publicity relating to us or our competitors or relating to trends in our markets; and

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  sales of common stock or other securities by insiders.

        In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for our common stock, may adversely affect the trading price of our common stock, regardless of actual operating performance.

There may not be an active trading market for shares of Consumer Source common stock.

        Prior to the spin-off, there has been no public trading market for shares of our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol "[    ]." We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid such a market might become. It is possible that, after the spin-off, an active trading market will not develop or continue and there can be no assurance as to the price at which our common stock will trade. The initial price of shares of our common stock may not be indicative of prices that will prevail in any future trading market.

        In addition, because of the significant changes that will take place as a result of the spin-off, the trading market for each of our common stock and Post-Spin PRIMEDIA common stock after the spin-off may be significantly different from that for PRIMEDIA common stock prior to the spin-off. The market may view Post-Spin PRIMEDIA and Consumer Source as "new" companies after the spin-off and it is possible that neither will be the subject of significant research analyst coverage. The absence of significant research analyst coverage of a company can adversely affect the market value and liquidity of an equity security.

Sales of a substantial number of shares of Consumer Source common stock following the spin-off may adversely affect the market price of the Consumer Source common stock and the issuance of additional shares will dilute all other stockholdings.

        Sales or distributions of a substantial number of shares of our common stock in the public market or otherwise following the spin-off, or the perception that such sales could occur, could adversely affect the market price of the Consumer Source common stock. After the spin-off, all of the shares of our common stock, other than the shares held by investment partnerships formed at the direction of KKR, executive officers and directors, will be eligible for immediate resale in the public market. Investment criteria of certain investment funds and other holders of Consumer Source common stock may result in the immediate sale of our common stock after the spin-off to the extent such stock no longer meets these criteria. Substantial selling of our common stock, whether as a result of the spin-off or otherwise, could adversely affect the market price of the Consumer Source common stock.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This information statement and other materials filed or to be filed by PRIMEDIA and Consumer Source, as well as information in oral statements or other written statements made or to be made by PRIMEDIA and Consumer Source, contain statements, including in this document under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "foresees" or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this information statement are based upon our historical performance and on current plans, estimates and expectations. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. Forward-looking statements speak only as of the date the statement is made. Forward-looking statements involve risks and uncertainties, and the inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

        We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe in this information statement, including under "Risk Factors," "The Spin-Off" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

  •
  expected benefits from the spin-off may not be fully realized;

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  our revenues and operating costs may be different than expected following the spin-off;

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  our ability to use available NOLs, if any;

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  a determination by the IRS that the distribution should be treated as a taxable transaction;

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  volatility in the equity market;

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  competition in our industry;

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  difficulty in implementing our business strategy;

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  our ability to respond to changing consumer preferences;

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  our ability to maintain and expand our Internet operations; and

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  our ability to attract and retain qualified personnel.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. Many other important factors cannot be predicted or quantified and are outside of our control. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting for or on our behalf are expressly qualified in their entirety by this section.

THE SPIN-OFF

General

        PRIMEDIA is a leading targeted media company in the United States. PRIMEDIA's properties comprise more than 100 brands that connect buyers and sellers in more markets than any other media company through print publications, Internet sites, events, licensing, merchandising and TV video programs. PRIMEDIA products compete in three principal operating segments: (i) Consumer Guides, which is the leading publisher and distributor of free guides in the United States, (ii) Enthusiast Media, which encompasses PRIMEDIA's consumer magazines, Internet sites, events, licensing and merchandising, and (iii) Education, which produces and delivers education and training materials targeted to classroom audiences.

        The Consumer Guides business and the Enthusiast Media and Education businesses have historically been operated in different locations, utilizing separate management teams and pursuing different business strategies. The results of these businesses are regularly reviewed by the chief operating decision makers and executive team of PRIMEDIA to assess the performance of each business and to determine resource allocations among the businesses. Beginning in 2005, the PRIMEDIA board of directors and Consumer Source management discussed the possibility of separating the Consumer Guides business and the Enthusiast Media and Education businesses through the spin-off of Consumer Source.

        On October 24, 2005, PRIMEDIA announced that its board of directors had decided to pursue the separation of the Enthusiast Media and Education businesses and the Consumer Guides business in a manner designed to enhance shareholder value.

        We expect that the PRIMEDIA board of directors will formally approve the spin-off and declare a dividend payable to each holder of record at the close of business on the record date of one share of Consumer Source common stock for every one share of PRIMEDIA common stock held by such holder at the close of business on the record date.

        The separation of the Consumer Guides and the Enthusiast Media and Education businesses, and the distribution of Consumer Source common stock to holders of PRIMEDIA common stock, will be accomplished through several steps, which PRIMEDIA has determined based on a variety of contractual, structural, legal, tax and other reasons, including certain covenant restrictions in PRIMEDIA's existing credit facility.

        As part of the spin-off transactions, prior to the distribution, the common stock of PRIMEDIA will undergo a reverse stock split so that every 10 outstanding shares of PRIMEDIA common stock will be exchanged for 1 share of PRIMEDIA common stock.

        PRIMEDIA Investment LLC, which is currently an indirect wholly-owned subsidiary of Consumer Source, will contribute certain assets which are related to the Consumer Guides business, including certain assets of Auto Guide, to Consumer Source by effecting a series of distributions to other wholly-owned subsidiaries of Consumer Source which, directly or indirectly, own the equity interests of PRIMEDIA Investment LLC. Following its receipt of these assets via the distribution transactions, Consumer Source will contribute these assets to Consumer Source Holdings Inc., which is currently a direct wholly-owned subsidiary of Consumer Source. Consumer Source Holdings Inc. will be the primary operating subsidiary of the Consumer Source's Consumer Guides business.

        Consumer Source will contribute to PRIMEDIA Holdings III Inc., a holding company which is currently a wholly-owned subsidiary of Consumer Source, 100% of the stock, including the assets and liabilities, of Channel One Communications Corporation, Films for the Humanities & Science, Inc., PRIMEDIA Enterprises Inc., PRIMEDIA International, Inc., Enthusiast Media Subscription Company, Inc., Automotive.com, PRIMEDIANet Inc. and PRIMEDIA Magazines, Inc., each of which are currently subsidiaries of Consumer Source which are engaged in the Enthusiast Media and Education businesses.

        Consumer Source will have committed facilities of up to $600 million from third party lenders in the form of debt and bank credit facilities. The expected borrowings will consist of a $375 million Senior Secured Loan and a Second Priority Secured Loan and/or Notes in an aggregate amount not to exceed $150 million. We will also have a $75 million Revolving Credit Facility available. While we expect the borrowings to total $525 million, should we borrow against the Revolving Credit Facility, our total outstanding indebtedness could total up to $600 million. Consumer Source will distribute $525 million of the proceeds of this indebtedness to PRIMEDIA. PRIMEDIA will use these proceeds to retire existing debt of PRIMEDIA.

        Consumer Source will distribute 100% of the shares of PRIMEDIA Holdings III Inc. to PRIMEDIA. Following this transaction, Consumer Source will no longer own subsidiaries of PRIMEDIA which are engaged in the Enthusiast Media or Education businesses.

        As the final step in the spin-off, which we refer to as the distribution, PRIMEDIA will distribute 100% of the common stock of Consumer Source to its stockholders such that a holder of each one outstanding share of common stock of PRIMEDIA will be entitled to receive one share of common stock of Consumer Source.

        At the completion of the spin-off, Consumer Source will own and operate the Consumer Guides business, and Post-Spin PRIMEDIA will own and operate the Enthusiast Media and Education businesses.

Reasons for the Spin-Off

        PRIMEDIA's board of directors believes that the spin-off will better position both the Consumer Guides business and the Enthusiast Media and Education businesses to achieve their strategic and financial objectives, benefiting both customers and stockholders of the companies. The Consumer Guides business and the Enthusiast Media and Education businesses are fundamentally different types of businesses and the separation of the businesses would help highlight the unique qualities and values of these businesses for investors, better position each company to raise additional equity and allow each company to separately pursue distinct business strategies. We believe that the Consumer Guides business is a rapidly expanding and growth business, while the Enthusiast Media and Education businesses are slower growth businesses that generate strong free cash flow. A separation of the businesses will enable the shareholders to have a clear opportunity to participate in two pure-play media businesses that are specifically tailored to their investment objectives. As a result, as described more fully below, Consumer Source and Post-Spin PRIMEDIA will each be in a better position to attract a higher value for its stock that it will use to compensate employees, fund acquisitions and raise capital.

        The board of directors of PRIMEDIA considered the following potential benefits in making its determination to effect the spin-off:

  •
  Creating separate companies that have different financial characteristics, which may appeal to different investor bases.  The Consumer Guides business and the Enthusiast Media and Education businesses operate primarily in different areas of the media industry and have different operational, growth and financial characteristics. Establishing separate companies will allow investors to make separate investment decisions with respect to Consumer Source's and Post-Spin PRIMEDIA's respective businesses. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

  •
  Allowing each company to separately pursue distinct business strategies best suited to its respective business.  The separation will permit the management of each of Consumer Source and Post-Spin PRIMEDIA to focus its attention and its company's financial resources on its respective distinct business and business challenges and to lead each company to adopt strategies and pursue objectives that are appropriate to its respective business. This is of particular importance given the fundamental differences between our respective businesses.

  •
  Creating opportunities to more efficiently develop and finance expansion plans.  The spin-off will allow each company to develop financing strategies and capital structures designed to better meet the underlying fundamentals of its business and the industry in which it operates. The spin-off will provide both the Consumer Guides business and the Enthusiast Media and Education businesses with greater flexibility in raising capital and responding to strategic opportunities, including potential future acquisitions and alliances, and to avoid competing demands for capital. In particular, the separation of the Consumer Guides business from PRIMEDIA could facilitate subsequent acquisitions of other corporations by Consumer Source. We would expect that the stock of Consumer Source will be perceived as a more valuable currency to sellers of guide businesses than the stock of PRIMEDIA. The Consumer Guides business has had faster growth than the Enthusiast Media and Education businesses. As a result, the separation will enable Consumer Source to grow at a faster rate less expensively, and such acquisitions for stock would not be undertaken if PRIMEDIA were not to effect the separation.

  •
  Creating effective management incentives tied to the relevant company's performance.  Stock-based compensation and other incentive awards granted to employees of each company following the distribution will be tied directly to the performance of the company for which the employees work, thereby providing employees with incentives to achieve their employer's specific performance goals. Consumer Source intends to use the stock of the resulting Consumer Source entity to compensate current and prospective employees. The key employees at Consumer Source will receive significant incentives in the form of restricted shares of voting stock or options to acquire voting stock in Consumer Source. The compensation of such employees will be in the business in which they work, and thus the incentives offered by the compensation plan should more directly impact their performance than if they held stock in businesses in which they do not work.

Neither we nor PRIMEDIA can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

        PRIMEDIA's board of directors also considered a number of other factors in evaluating the spin-off, including:

  •
  The one-time and ongoing costs of the spin-off.

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  The impact on Consumer Source of incurring approximately $525 million of new indebtedness.

  •
  The possibility that Consumer Source may experience disruptions in its business as a result of the spin-off.

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  The limitations placed on Consumer Source as a result of the tax matters and other agreements that it is entering into with PRIMEDIA in connection with the spin-off.

  •
  The risk that the combined trading prices of Consumer Source common stock and Post-Spin PRIMEDIA common stock after the distribution may be lower than the trading price of PRIMEDIA's common stock before the distribution.

        PRIMEDIA's board of directors concluded, however, that the potential benefits of the spin-off outweigh these factors, and that separating the Consumer Guides business from the Enthusiast Media and Education businesses in the form of a tax-free distribution of Consumer Source to PRIMEDIA stockholders is appropriate and advisable for PRIMEDIA and its stockholders. In addition, the PRIMEDIA board of directors believes that based on the historical results of operations, financial position and cash flows of the Consumer Guides business, incurrence of the new indebtedness by Consumer Source is appropriate and is not expected to hinder its ability to establish itself as a separate company and advance its business goals.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between PRIMEDIA and Consumer Source. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which is [                        ]. As a result of the spin-off, each PRIMEDIA stockholder will receive one share of Consumer Source common stock for every one share of PRIMEDIA common stock they own. In order to be entitled to receive shares of Consumer Source common stock in the spin-off, PRIMEDIA stockholders must be stockholders at the close of business of the NYSE on the record date, [                        ]. The spin-off of the Consumer Source shares will be made in book-entry form, and physical stock certificates will be issued only upon request. Each share of Consumer Source common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See "Description of Our Capital Stock."

        PRIMEDIA stockholders will not be required to pay for shares of Consumer Source common stock received in the spin-off or to surrender or exchange shares of PRIMEDIA common stock in order to receive Consumer Source common stock or to take any other action in connection with the spin-off. No vote of PRIMEDIA stockholders is required or sought in connection with the spin-off, and PRIMEDIA stockholders have no appraisal rights in connection with the spin-off.

        In addition, at the time of the spin-off, certain outstanding options to purchase PRIMEDIA common stock held by Consumer Source employees on the distribution date will be converted into options to purchase Consumer Source common stock. The formula used in the conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. See "Consumer Source Executive Compensation—Treatment of Outstanding PRIMEDIA Options and Other Stock-Based Awards Held by Consumer Source Employees."

        IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF CONSUMER SOURCE COMMON STOCK IN THE SPIN-OFF, YOU MUST BE A HOLDER OF PRIMEDIA COMMON STOCK AT THE CLOSE OF BUSINESS ON THE RECORD DATE.

Results of the Spin-Off

        After the spin-off, Consumer Source will be a separately traded, public company. Immediately following the spin-off, Consumer Source expects to have approximately [    ] beneficial holders of shares of Consumer Source common stock, based on the number of beneficial stockholders of PRIMEDIA common stock on [            ] and approximately [                        ] shares of Consumer Source common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of PRIMEDIA options between the date the board of directors of PRIMEDIA declares the dividend for the spin-off and the record date for the spin-off.

        After giving effect to the incurrence of debt and the distribution of the cash proceeds of such debt to PRIMEDIA, our outstanding indebtedness is expected to total approximately $525 million, consisting of a $375 million Senior Secured Loan and a Second Priority Secured Loan and/or Notes in an aggregate amount not to exceed $150 million. We will also have a $75 million Revolving Credit Facility available. While we expect the borrowings to total $525 million, should we borrow against the Revolving Credit Facility, our total outstanding indebtedness could total up to $600 million.

        Post-Spin PRIMEDIA and Consumer Source will be parties to a number of agreements that govern the spin-off and the future relationship between the two companies. For a more detailed description of these agreements, please see "Our Relationship with Post-Spin PRIMEDIA."

Material U.S. Federal Income Tax Consequences of the Spin-Off

        The following is a summary of certain U.S. federal income tax consequences to PRIMEDIA, Consumer Source and the holders of Post-Spin PRIMEDIA common stock and Consumer Source common stock after the spin-off. This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, shareholders who acquire shares as compensation for services, insurance companies and dealers in securities. In addition, this summary does not address any state, local or foreign tax consequences.

        All shareholders are encouraged to consult their own tax advisors concerning the specific tax consequences of the spin-off of Consumer Source common stock to holders of PRIMEDIA common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

        Holders who have blocks of PRIMEDIA common stock with different per share tax bases should consult their own advisors regarding the possible tax basis consequences to them of the spin-off.

        PRIMEDIA expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Code. Although letter rulings are generally binding on the IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter. PRIMEDIA and Consumer Source are not aware of any facts or circumstances that would cause the representations and assumptions on which we expect the ruling to be based to be incorrect.

        In connection with obtaining the ruling, PRIMEDIA expects to obtain an opinion from Simpson Thacher and Bartlett LLP regarding legal conclusions supporting some of the representations made to the IRS. An opinion of counsel is not binding on the IRS or the courts. The opinion of counsel will be based on, among other things, current law and assumptions and representations as to factual matters made by PRIMEDIA, which if incorrect in certain material respects, would jeopardize the conclusions reached by counsel in its opinion. PRIMEDIA and Consumer Source are not currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by counsel in its opinion.

        On the basis of the expected receipt of the ruling and the opinion PRIMEDIA expects to receive in connection therewith, and assuming that PRIMEDIA common stock is a capital asset in the hands of a PRIMEDIA stockholder on the distribution date:

  •
  holders of PRIMEDIA common stock will not recognize any income, gain or loss as a result of the spin-off, except that holders of PRIMEDIA common stock that receive cash in lieu of fractional shares of PRIMEDIA common stock in the reverse stock split will recognize gain or loss equal to the difference between such cash and the tax basis allocated to such fractional shares.

  •
  holders of PRIMEDIA common stock will apportion the tax basis of their PRIMEDIA common stock between such Post-Spin PRIMEDIA common stock and Consumer Source common stock received by such holders in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off, determined after the distribution of approximately $525 million by Consumer Source to PRIMEDIA.

  •
  the holding period for the Consumer Source common stock received in the spin-off by holders of PRIMEDIA common stock will include the period during which such holders held the PRIMEDIA common stock with respect to which the spin-off was made.

  •
  neither PRIMEDIA nor Consumer Source will recognize gain or loss as a result of the spin-off.

        If the distribution were not to qualify as a tax-free spin-off, each PRIMEDIA stockholder receiving shares of Consumer Source common stock in the spin-off would be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of Consumer Source common stock received, which would result in (1) a dividend to the extent of such stockholder's pro rata share of PRIMEDIA's current and accumulated earnings and profits, (2) a reduction in such stockholder's basis in PRIMEDIA common stock to the extent the amount received exceeds such stockholder's share of earnings and profits and (3) a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the stockholder's basis in the PRIMEDIA common stock. Any such gain will generally be a capital gain if the PRIMEDIA common stock is held as a capital asset on the distribution date. In addition, PRIMEDIA would recognize a taxable gain to the extent the fair market value of the common stock of Consumer Source exceeded its tax basis in such common stock.

        Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be disqualified as tax-free to PRIMEDIA under Section 355(e) of the Code if one or more persons acquire directly or indirectly stock representing a 50% or greater interest in Post-Spin PRIMEDIA or Consumer Source during the four-year period beginning on the date which is two years before the date of the spin-off as part of a plan or series of related transactions that includes the spin-off. If such an acquisition of stock of Consumer Source or Post-Spin PRIMEDIA triggers the application of Section 355(e), Post-Spin PRIMEDIA would recognize taxable gain. The party who would bear the burden of the corporate tax would be determined under the Tax Matters Agreement between Post-Spin PRIMEDIA and Consumer Source. Further, each of PRIMEDIA and Consumer Source has agreed to certain restrictions on its future actions to provide assurances that Section 355 of the Code will apply to the spin-off. See "Our Relationship with Post-Spin PRIMEDIA—Tax Matters Agreement."

        Current temporary Treasury regulations require certain "significant" holders of PRIMEDIA common stock who receive Consumer Source common stock pursuant to the spin-off to attach to their federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. PRIMEDIA will provide the appropriate information to each shareholder of record as of the close of business on the record date. You should consult your own tax advisor concerning the application of the reporting requirements in light of your particular circumstances.

Listing and Trading of Consumer Source Common Stock

        There is currently no public market for Consumer Source common stock. We intend to apply to have Consumer Source common stock authorized for listing on the NYSE under the symbol "[    ]." We anticipate that trading of Consumer Source common stock will commence on a when-issued basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to Consumer Source common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

        We cannot predict what the trading prices for Consumer Source common stock will be before or after the distribution date. In addition, we cannot predict any change that may occur in the trading price of PRIMEDIA common stock as a result of the spin-off. In addition, until Consumer Source common stock is fully distributed and an orderly market develops in Consumer Source common stock, the price at which it trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. See "Risk Factors—Risk Factors Relating to Consumer Source Common Stock."

        The shares of Consumer Source common stock distributed to PRIMEDIA stockholders will be freely transferable except for shares received by persons who may be deemed to be "affiliates" of Consumer Source under the Securities Act of 1933, as amended, which we refer to as the Securities Act. Persons that may be considered affiliates of Consumer Source after the spin-off generally include individuals or entities that control, are controlled by or are under common control with Consumer

Source. This may include some or all of our officers and directors as well as principal stockholders of Consumer Source. Persons that are affiliates of Consumer Source will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Spin-Off Conditions and Termination

        We expect that the spin-off will be effective on the distribution date, [                              ], provided that, among other things:

  •
  the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act and no stop order relating to the registration statement is in effect;

  •
  we and PRIMEDIA have received all material licenses, permits, estoppels, consents, approvals, authorizations, qualifications and orders of governmental authorities and third parties as are necessary for consummation of the spin-off;

  •
  we have entered into the new credit facility described under "Description of Indebtedness";

  •
  the letter ruling has been received from the IRS substantially to the effect that no income, gain or loss will be recognized by PRIMEDIA or its stockholders as a result of the spin-off; and

  •
  no action, proceeding or investigation shall have been instituted or threatened before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of the spin-off, and no restraining order or injunction issued by any court of competent jurisdiction shall be in effect restraining the consummation of the spin-off.

        The fulfillment of the foregoing conditions will not create any obligation on PRIMEDIA's part to effect the spin-off, and the board of directors of PRIMEDIA has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. The board of directors of PRIMEDIA may also waive any of these conditions.

        In addition, PRIMEDIA has the right not to complete the spin-off and related transactions if, at any time, the PRIMEDIA board of directors determines, in its sole discretion, that the distribution is not in the best interests of PRIMEDIA and its stockholders or that market conditions are such that it is not advisable to spin-off the Consumer Guides business.

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to PRIMEDIA stockholders who will receive shares of Consumer Source common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither PRIMEDIA nor Consumer Source undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

        Historically, PRIMEDIA has not paid dividends on its common stock, and Consumer Source does not initially plan on paying any cash dividends. The owners of Consumer Source common stock may receive dividends when declared by the Board of Consumer Source out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of Consumer Source's financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our Board deems relevant. The terms of our credit agreement may limit our ability to declare and pay cash dividends on our stock.

CAPITALIZATION

        The following table sets forth the consolidated capitalization of (i) Historical CSI on an actual basis as of June 30, 2006 and (ii) Consumer Source on a pro forma basis as of June 30, 2006 as adjusted to give effect to:

    •
    the contribution by Consumer Source to PRIMEDIA Holdings III Inc., a holding company which is currently a wholly-owned subsidiary of Consumer Source, of 100% of the stock, including the assets and liabilities, of Channel One Communications Corporation, Films for the Humanities & Science, Inc., PRIMEDIA Enterprises Inc., PRIMEDIA International, Inc., Enthusiast Media Subscription Company, Inc., Automotive.com, PRIMEDIANet Inc. and PRIMEDIA Magazines, Inc., each of which are currently subsidiaries of Consumer Source which are engaged in the Enthusiast Media business, and the distribution of 100% of the shares of PRIMEDIA Holdings III Inc. to PRIMEDIA;

    •
    the distribution of our common stock to the stockholders of PRIMEDIA;

    •
    the transfer of certain assets related to the Consumer Guides business, including certain assets of Auto Guide, from PRIMEDIA to us;

    •
    the incurrence of debt and related debt issuance costs, comprised of a $375 million senior secured loan and $150 million in a second priority secured loan and/or notes and the distribution of $525 million to PRIMEDIA; and

    •
    the repayment of all intercompany indebtedness owed by us to PRIMEDIA.

        You should read this table in conjunction with "Selected Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited consolidated financial statements and related notes that are included elsewhere in this information statement.

	As of June 30, 2006
	($ in thousands, except share and per share data)
	Actual	Pro Forma
Debt Outstanding:
Short-term debt(1)	$1,309	$3,851
Long-term debt(1)	2,055	521,463
Due to PRIMEDIA	3,810,386	—

Total debt	$3,813,750	$525,314

Shareholder's Deficiency:
Common stock, par value $0.01 per share (50,000,000 shares of common stock authorized, 26,393,830 shares issued and outstanding, actual and as adjusted)(2)	$—	$264
Additional paid-in capital	—	—
Accumulated deficit	(2,855,798)	(345,832)

Total shareholder's deficiency	(2,855,798)	(345,568)

Total Capitalization (debt plus shareholder's deficiency)	$957,952	$179,746

(1)
Includes capital lease obligations.

(2)
The shares of common stock referred to above represent the expected number of shares of Consumer Source after the completion of the spin-off based upon the number of outstanding shares of PRIMEDIA common stock at June 30, 2006, adjusted for the planned 10 for 1 reverse stock split. Prior to the spin-off, Historical CSI has 1,000 shares of common stock with no par value, outstanding. All of the outstanding shares of Historical CSI are held by PRIMEDIA.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Unaudited Pro Forma Consolidated Financial Data Reflecting Separation Adjustments and Distribution Adjustments, as of June 30, 2006 and for the Periods Ended June 30, 2006 and December 31, 2005

        The unaudited pro forma consolidated financial information of Consumer Source presented below has been derived from the audited consolidated financial statements of Historical CSI for the year ended December 31, 2005 and the unaudited consolidated interim financial statements of Historical CSI for the six months ended June 30, 2006. This unaudited pro forma consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes related to those consolidated financial statements included elsewhere in this information statement.

        The unaudited pro forma consolidated statements of income of Consumer Source for the year ended December 31, 2005 and for the six months ended June 30, 2006 present (i) the internal contribution of all of the stock of the Enthusiast Media and Education businesses to PRIMEDIA Holdings III Inc. and the distribution of PRIMEDIA Holdings III Inc. to PRIMEDIA, as discussed below as if such contribution occurred as of January 1, 2005, and (ii) the distribution of all of the stock of Consumer Source to shareholders of PRIMEDIA as if such distribution had occurred as of January 1, 2005. The unaudited pro forma consolidated balance sheet as of June 30, 2006 has been prepared as if the spin-off occurred as of June 30, 2006. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma consolidated financial information also should not be considered representative of our future results of operations or financial position.

        The Historical column in the unaudited pro forma consolidated financial statements presents the historical consolidated operating results and financial position of Historical CSI, which includes the operating results and financial position of the Enthusiast Media and Education businesses, which will not be part of Consumer Source after the spin-off. This presentation (as described above) is required because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, the historical consolidated operating results of Historical CSI reflect the historical consolidated operating results of PRIMEDIA. The historical consolidated financial position of Historical CSI reflects the historical consolidated financial position of PRIMEDIA, excluding assets/liabilities reported as Corporate in PRIMEDIA's financial statements included in its periodic filings with the SEC.

        The Separation Adjustments column in the unaudited pro forma consolidated financial statements presents the adjustments required to remove the operating results and financial position of the Enthusiast Media and Education businesses, which will not be part of Consumer Source's ongoing business after the spin-off. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), upon the effective date of the spin-off, Consumer Source will present the operating results of the Enthusiast Media and Education businesses as discontinued operations.

        The CSI Subtotal column presents the historical operations of the Consumer Guides business, which is the business that will be the sole business of Consumer Source following the spin-off. The Distribution Adjustments column presents those adjustments necessary to present the operating results and financial position of Consumer Source as if the spin-off had occurred and it had been operated as a stand-alone, publicly-traded company as of the periods indicated above.

        Our unaudited pro forma consolidated financial statements have been prepared to reflect adjustments to the historical financial information of Historical CSI to give effect to the following planned transactions, as if those transactions had been completed at earlier dates:

  Represented by the Column Titled Separation Adjustments in the Tables below:

    •
    the contribution by Consumer Source to PRIMEDIA Holdings III Inc., a holding company which is currently a wholly-owned subsidiary of Consumer Source, of 100% of the stock, including assets and liabilities, of Channel One Communications Corporation, Films for the Humanities & Science, Inc., PRIMEDIA Enterprises Inc., PRIMEDIA International, Inc., Enthusiast Media Subscription Company, Inc., Automotive.com, PRIMEDIANet Inc. and PRIMEDIA Magazines, Inc., each of which are currently subsidiaries of Consumer Source which are engaged in the Enthusiast Media business, and the distribution of 100% of the shares of PRIMEDIA Holdings III Inc. to PRIMEDIA;

    •
    the transfer of certain assets related to the Consumer Guides business, including certain assets of Auto Guide, from PRIMEDIA to us;

  Represented by the Column Titled Distribution Adjustments in the Tables below:

    •
    the distribution of our common stock to the stockholders of PRIMEDIA;

    •
    the incurrence of debt and related debt issuance costs, comprised of a $375 million senior secured loan and $150 million in a second priority secured loan and/or notes and the distribution of $525 million to PRIMEDIA;

    •
    the estimated incremental interest expense associated with the above planned borrowings, which is calculated based on expected interest rates;

    •
    the repayment of all intercompany indebtedness owed by us to PRIMEDIA;

    •
    the annual management fees expected to be paid to KKR; and

    •
    the estimated incremental costs associated with operating as a separate public company.

        See the notes to the unaudited pro forma consolidated financial information for a more detailed discussion of these events.

        The unaudited pro forma consolidated financial information of Consumer Source has been prepared on a consolidated basis from the audited consolidated financial statements of Historical CSI using the historical results of operations and bases of the assets and liabilities of the businesses which give effect to allocations of expenses from PRIMEDIA. These allocated expenses are included in other general expenses, PRIMEDIA corporate administrative expenses, other corporate expenses and parent interest, dividends and other on the accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and the six months ended June 30, 2006. The unaudited pro forma consolidated financial information of Consumer Source, and the information presented in the Historical, Separation Adjustments, CSI Subtotal and Distribution Adjustments columns, is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of January 1, 2005 or June 30, 2006, as the case may be. The unaudited pro forma consolidated statements of operations of Consumer Source for the year ended December 31, 2005 and for the six months ended June 30, 2006 assume $401,000 and $200,000, respectively, as additional costs as a stand-alone public company. However, the unaudited pro forma consolidated statements of operations of Consumer Source for the year ended December 31, 2005 and for the six months ended June 30, 2006 do not reflect any impact of one-time, non-recurring charges related to the spin-off transactions or the complete impact of ongoing incremental costs required to operate as a separate publicly-traded company, including the costs of services associated with our transition to, and operation as, a stand-alone company.

        PRIMEDIA allocated to us certain expenses including depreciation, severance related to separated senior executives, provision for severance, closures and restructuring-related costs, provision for unclaimed property and gain/loss on sale of businesses and other, net in the amounts of $2.3 million for the year ended December 31, 2005 and $1.3 million for the six months ended June 30, 2006. These allocations are included in other corporate expenses on the unaudited pro forma consolidated statements of operations. PRIMEDIA has also allocated to us the interest on its long-term debt, the related amortization and write-offs of deferred financing costs, the interest on shares subject to mandatory redemption and preferred stock dividends and other. These allocations total $18.3 million for the year ended December 31, 2005 and $9.8 million for the six months ended June 30, 2006. These amounts are included in parent interest, dividends and other on the accompanying unaudited pro forma consolidated statements of operations.

        PRIMEDIA allocated to us $4.6 million in 2005 and $3.8 million in the six months ended June 30, 2006 of expenses incurred by it for providing us with the following services: legal, insurance, tax, SEC accounting, corporate development, benefits and human resources, information systems, payroll services and other limited services included in PRIMEDIA corporate administrative expenses and other general expenses on the accompanying statements of consolidated operations for the year ended December 31, 2005 and the six months ended June 30, 2006. Over the next two years we will be transitioning, and by the end of 2008, we expect to have assumed responsibility for substantially all of these services. We currently believe the estimate for the costs of these services could be approximately $5 million to $10 million in 2008, our first full year as a separate publicly-traded company. However, the actual total costs of these services associated with our transition to, and operating as, a separate publicly-traded company could be significantly greater than our estimates.

Unaudited Pro Forma Consolidated Statement of Operations
Reflecting Separation Adjustments and Distribution Adjustments

	Six Months Ended June 30, 2006
	Historical	Separation Adjustments	CSI Subtotal	Distribution Adjustments		Pro Forma CSI
	($ in thousands, except per share amounts)
Revenues, net:
Advertising	$315,926	$181,543	$134,383	$—		$134,383
Circulation	99,333	99,333	—	—		—
Other	85,130	56,828	28,302	—		28,302

Total revenues, net	500,389	337,704	162,685	—		162,685
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization of property and equipment)	117,415	97,617	19,798	—		19,798
Marketing and selling	96,550	51,978	44,572	—		44,572
Distribution, circulation and fulfillment	97,897	56,054	41,843	—		41,843
Editorial	34,679	30,825	3,854	—		3,854
Other general expenses	64,397	45,220	19,177	200	(a)	19,377
PRIMEDIA corporate administrative expenses	16,474	10,911	5,563	250	(b)	5,813
Depreciation and amortization of property and equipment	13,924	8,571	5,353	—		5,353
Amortization of intangible assets and other	6,099	4,705	1,394	—		1,394
Provision for severance, closures and restructuring-related costs	1,909	1,640	269	—		269
Other corporate expenses	696	(567)	1,263	—		1,263
Loss on sale of businesses and other, net	28	—	28	—		28

Operating income	50,321	30,750	19,571 (c)	(450)		19,121
Other income (expense):
Interest expense	11,327	11,351	(24)	(23,888)	(d)	(23,912)
Amortization of deferred financing costs	—	—	—	(689)	(e)	(689)
Parent interest and other	(63,847)	(54,094)	(9,753)	9,753	(f)	—
Other expense, net	(762)	(512)	(250)	—		(250)

Income (loss) from continuing operations before provision for income taxes	(2,961)	(12,505)	9,544	(15,274)		(5,730)
Provision for income taxes	(2,128)	(596)	(1,532)	—		(1,532)

Income (loss) from continuing operations	$(5,089)	$(13,101)	$8,012	$(15,274)		$(7,262)

Basic and diluted loss from continuing operations per common share						$(0.28) (g)

See notes to unaudited pro forma consolidated statements of operations reflecting separation adjustments and distribution adjustments

Unaudited Pro Forma Consolidated Statement of Operations
Reflecting Separation Adjustments and Distribution Adjustments

	Year Ended December 31, 2005
	Historical	Separation Adjustments	CSI Subtotal	Distribution Adjustments		Pro Forma CSI
	($ in thousands, except per share amounts)
Revenues, net:
Advertising	$638,241	$377,336	$260,905	$—		$260,905
Circulation	204,429	204,429	—	—		—
Other	147,901	91,672	56,229	—		56,229

Total revenues, net	990,571	673,437	317,134	—		317,134
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization of property and equipment	217,387	180,285	37,102	—		37,102
Marketing and selling	186,352	102,689	83,663	—		83,663
Distribution, circulation and fulfillment	189,712	105,041	84,671	—		84,671
Editorial	69,546	62,326	7,220	—		7,220
Other general expenses	123,185	91,534	31,651	401	(a)	32,052
PRIMEDIA corporate administrative expenses	33,717	24,265	9,452	500	(b)	9,952
Depreciation and amortization of property and equipment	29,314	20,984	8,330	—		8,330
Amortization of intangible assets and other	19,194	16,065	3,129	—		3,129
Provision for severance, closures and restructuring-related costs	2,380	2,259	121	—		121
Other corporate expenses	3,706	1,382	2,324	—		2,324
Gain on sale of businesses and other, net	(209)	—	(209)	—		(209)

Operating income	116,287	66,607	49,680 (c)	(901)		48,779
Other income (expense):
Interest expense	(1,613)	(1,546)	(67)	(48,225	)(h)	(48,292)
Amortization of deferred financing costs	—	—	—	(1,378	)(e)	(1,378)
Parent interest and other	(171,105)	(152,819)	(18,286)	18,286	(f)	—
Other income (expense), net	135	243	(108)	—		(108)

Income (loss) from continuing operations before (provision) benefit for income taxes	(56,296)	(87,515)	31,219	(32,218)		(999)
(Provision) benefit for income taxes	(6,744)	(5,245)	(1,499)	—		(1,499)

Income (loss) from continuing operations	$(63,040)	$(92,760)	$29,720	$(32,218)		$(2,498)

Basic and diluted loss from continuing operations per common share						$(0.10	)(g)

See notes to unaudited pro forma consolidated statements of operations reflecting separation adjustments and distribution adjustments

Notes to Unaudited Pro Forma Consolidated Statements of Operations Reflecting Separation Adjustments and Distribution Adjustments ($ in thousands, except share amounts)

(a)
Represents the estimated incremental costs associated with operating as a separate public company ($567 for the year ended December 31, 2005 and $283 for the six months ended June 30, 2006), partially offset by the elimination of general corporate overhead allocated by PRIMEDIA for similar expenses ($166 for the year ended December 31, 2005 and $83 for the six months ended June 30, 2006). The estimated incremental costs associated with operating as a separate public company is primarily attributable to additional Board of Directors fees, which was estimated using PRIMEDIA'S historical costs.

  Although Historical CSI had previously leveraged certain infrastructures that were maintained at PRIMEDIA's corporate office and certain other affiliated businesses, management believes that PRIMEDIA's other historical allocations (e.g., insurance, legal fees, IT-related costs, audit and other professional fees, etc.) were based on rates equivalent to rates charged in arms-length transactions and were accordingly deemed reasonable by management.

(b)
Represents the management fees expected to be paid to KKR.

(c)
CSI operating income differs from the Consumer Guides segment operating income as disclosed in PRIMEDIA's December 31, 2005 Form 10-K and PRIMEDIA's June 30, 2006 Form 10-Q, as applicable. This difference is attributable to additional allocations of Corporate overhead expenses which were included in corporate administrative expenses in PRIMEDIA's December 31, 2005 Form 10-K and PRIMEDIA's June 30, 2006 Form 10-Q in PRIMEDIA's corporate segment. For purposes of these pro forma financial statements, all expenses of PRIMEDIA's Corporate segment have been allocated to Consumer Guides, Enthusiast Media and Education businesses.

(d)
Represents estimated semi-annual interest expense of $23,888 related to $525,000 of indebtedness that we expect to incur prior to or concurrently with the completion of the transaction, at an estimated weighted average interest rate of 9.09%. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in the reference rates used under the credit facilities. A 25 basis point change to the weighted average annual interest rate would change our annual interest expense by $741. We may incur additional interest expense if we draw down on the $75,000 revolving credit facility that we expect to enter into prior to or concurrently with the completion of the transaction.

(e)
Represents the amortization of debt issuance costs in connection with the incurrence of $525,000 of indebtedness, which was then immediately distributed to PRIMEDIA. The $525,000 in indebtedness is comprised of a $375,000 senior secured loan which has a maturity of 7 years and $150,000 in a second priority secured loan and/or notes which have a maturity of 8 years. The Company also has available a $75,000 revolving credit facility with a maturity of 6 years. There are no advances expected on the revolving credit facility. We may incur additional indebtedness if we draw down under the $75,000 revolving credit facility that we expect to enter into prior to or concurrently with the completion of the distribution.

(f)
Represents the elimination of the interest expense allocated to Historical CSI from PRIMEDIA related to PRIMEDIA's long-term debt, the amortization of related deferred financing costs and related deferred financing cost write-offs.

(g)
The basic and diluted loss from continuing operations per common share is calculated by dividing loss from continuing operations by 26,393,830 shares (based upon the number of outstanding shares of PRIMEDIA at June 30, 2006, adjusted for the planned 10 for 1 reverse stock split).

(h)
Represents estimated annual interest expense of $48,225 related to $525,000 of indebtedness that we expect to incur prior to or concurrently with the completion of the transaction, at an estimated weighted average interest rate of 9.14%. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in the reference rates used under the credit facilities. A 25 basis point change to the weighted average annual interest rate would change our annual interest expense by $1,495. We may incur additional interest expense if we draw down on the $75,000 revolving credit facility that we expect to enter into prior to or concurrently with the completion of the transaction.

Unaudited Pro Forma Consolidated Balance Sheet
Reflecting Separation Adjustments and Distribution Adjustments

	As of June 30, 2006
	Historical	Separation Adjustments	CSI Subtotal	Distribution Adjustments		Pro Forma CSI
	($ in thousands)
Assets
Current assets:
Cash	$4,116	$2,794	$1,322	$525,000	(a)	$—
				(525,000	)(a)	1,322
Accounts receivable, net	127,003	97,281	29,722	—		29,722
Inventories	16,795	15,517	1,278	—		1,278
Prepaid expenses and other	27,920	17,507	10,413	—		10,413
Assets held for sale	89,565	89,565	—	—		—

Total current assets	265,399	222,664	42,735	—		42,735
Property and equipment, net	51,319	36,167	15,152	—		15,152
Intangible assets, net	226,489	205,357	21,132	—		21,132
Goodwill	780,817	653,875	126,942	—		126,942
Other non-current assets	15,725	12,305	3,420	10,000	(b)	13,420

Total Assets	$1,339,749	$1,130,368	$209,381	$10,000		$219,381

Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Accounts payable	$48,395	$41,465	$6,930	$10,000	(b)	$16,930
Accrued expenses and other	78,308	65,777	12,531	—		12,531
Deferred revenues	110,445	110,171	274	—		274
Capital lease obligations	1,309	1,208	101	—		101
Long-term debt, current portion	—	—	—	3,750	(a)	3,750
Liabilities of businesses held for sale	21,491	21,491	—	—		—

Total current liabilities	259,948	240,112	19,836	13,750		33,586
Capital lease obligations	2,055	1,842	213	—		213
Deferred income taxes	88,991	79,091	9,900	—		9,900
Due to PRIMEDIA	3,810,386	3,768,733	41,653	(41,653	)(c)	—
Long-term debt	—	—	—	521,250	(a)	521,250
Other non-current liabilities	34,167	34,167	—	—		—

Total liabilities	4,195,547	4,123,945	71,602	493,347		564,949
Shareholder's equity (deficiency):
Common stock	—	—	—	264	(d)	264
Additional paid-in capital	—	—	—	—		—
Retained earnings (deficit)	(2,855,798)	(2,993,577)	137,779	(525,000) 41,653 (264)	(a) (c) (d)	(345,832)

Total shareholder's equity (deficiency)	(2,855,798)	(2,993,577)	137,779	(483,347)		(345,568)

Total liabilities and shareholder's equity (deficiency)	$1,339,749	$1,130,368	$209,381	$10,000		$219,381

See notes to unaudited pro forma consolidated balance sheet
reflecting separation adjustments and distribution adjustments

Notes to Unaudited Pro Forma Consolidated Balance Sheet Reflecting Separation Adjustments and Distribution Adjustments ($ in thousands)

(a)
Prior to or concurrently with the completion of the distribution, we intend to incur $525,000 in long-term indebtedness, of which $3,750 represents the current portion. The $525,000 of indebtedness, the proceeds of which will immediately be distributed to PRIMEDIA, is comprised of a $375,000 senior secured loan which has a maturity of 7 years and $150,000 in a second priority secured loan and/or notes which have a maturity of 8 years. We also have available a $75,000 revolving credit facility with a maturity of 6 years (which will have no advances outstanding as of June 30, 2006). We may incur additional indebtedness if we draw down under the $75,000 revolving credit facility that we expect to enter into prior to or concurrently with the completion of the distribution.

(b)
We expect to record approximately $10,000 in debt issuance costs in connection with the incurrence of the debt described in note (a) above.

(c)
Represents the repayment of intercompany indebtedness owed by Consumer Source to PRIMEDIA.

(d)
Represents the par value of 26,393,830 shares of Consumer Source common stock (based on the number of outstanding shares of PRIMEDIA common stock outstanding at June 30, 2006, adjusted for the planned 10 for 1 reverse stock split).

Unaudited Pro Forma Consolidated Financial Data Reflecting Separation Adjustments Only, for the Years Ended December 31, 2004 and 2003

        The Historical CSI audited historical consolidated financial statements contain many businesses that will not be part of Consumer Source after the spin-off. This presentation is required because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, the historical consolidated operating results and financial position of Historical CSI reflect the historical consolidated operating results and financial position of PRIMEDIA and not the Consumer Source business we will own post-spin.

        In addition to the unaudited pro forma consolidated financial data reflecting separation adjustments and distribution adjustments, management has prepared unaudited pro forma consolidated financial data of Consumer Source for the years ended December 31, 2004 and 2003 which reflects the Separation Adjustments described below (which are the same Separation Adjustments utilized in preparing the unaudited pro forma consolidated financial data reflecting separation adjustments and distribution adjustments).

        The unaudited pro forma consolidated financial information presented below has been derived from the audited consolidated financial statements of Historical CSI for the years ended December 31, 2004 and 2003. This unaudited pro forma consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes related to those consolidated financial statements included elsewhere in this information statement.

        The unaudited pro forma consolidated statements of operations of Consumer Source for the years ended December 31, 2004 and 2003 present the internal contribution of all of the stock of the Enthusiast Media and Education businesses to PRIMEDIA Holdings III Inc. and the distribution of PRIMEDIA Holdings III Inc. to PRIMEDIA, as discussed below as if such contribution occurred as of January 1, 2003. These Separation Adjustments are based on the best information available and assumptions that management believes are reasonable. The unaudited pro forma consolidated financial information presented below is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the separation and related transactions occurred on the dates indicated. The unaudited pro forma consolidated financial information also should not be considered representative of our future results of operations or financial position.

        The Historical column in the unaudited pro forma consolidated financial statements presents the historical consolidated operating results and financial position of Historical CSI, which includes the operating results and financial position of the Enthusiast Media and Education businesses, which will not be part of Consumer Source after the spin-off. As discussed above, this presentation is required because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, the historical consolidated operating results of Historical CSI reflect the historical consolidated operating results of PRIMEDIA. The historical consolidated financial position of Historical CSI reflects the historical consolidated financial position of PRIMEDIA, excluding assets/liabilities reported as Corporate in PRIMEDIA's financial statements included in its periodic filings with the SEC.

        The Separation Adjustments column in the unaudited pro forma consolidated financial information presents the adjustments required to remove the operating results and financial position of the Enthusiast Media and Education businesses, which will not be part of Consumer Source's ongoing business after the spin-off and will be classified as discontinued operations in accordance with SFAS 144.

        The CSI Subtotal column presents the historical operations of the Consumer Guides business, which is the business that will be the sole business of Consumer Source following the spin-off.

        Our unaudited pro forma consolidated financial information presented below has been prepared to reflect adjustments to the historical financial information of Historical CSI to give effect to the following planned transactions, as if those transactions had been completed at earlier dates:

  Represented by the Column Titled Separation Adjustments in the Tables below:

  •
  the contribution by Consumer Source to PRIMEDIA Holdings III Inc., a holding company which is currently a wholly-owned subsidiary of Consumer Source, of 100% of the stock, including the assets and liabilities, of Channel One Communications Corporation, Films for the Humanities & Science, Inc., PRIMEDIA Enterprises Inc., PRIMEDIA International, Inc., Enthusiast Media Subscription Company, Inc., Automotive.com, PRIMEDIANet Inc. and PRIMEDIA Magazines, Inc., each of which are currently subsidiaries of Consumer Source which are engaged in the Enthusiast Media business, and the distribution of 100% of the shares of PRIMEDIA Holdings III Inc. to PRIMEDIA; and

  •
  the transfer of certain assets related to the Consumer Guides business, including certain assets of Auto Guide, from PRIMEDIA to us.

        The unaudited pro forma consolidated financial information of Consumer Source has been prepared on a consolidated basis from the audited consolidated financial statements of Historical CSI using the historical results of operations and bases of the assets and liabilities of the businesses which give effect to allocations of expenses from PRIMEDIA. These allocated expenses are included in other general expenses, PRIMEDIA corporate administrative expenses, other corporate expenses and parent interest, dividends and other on the accompanying unaudited supplemental consolidated statements of operations for the years ended December 31, 2004 and 2003. The unaudited pro forma consolidated financial information of Consumer Source, and the information presented in the Historical, Separation Adjustments and CSI Subtotal columns, is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of January 1, 2004 or 2003, as the case may be. The unaudited pro forma consolidated statements of income of Consumer Source set forth below do not reflect the impact of one-time, non-recurring and ongoing incremental costs required to operate as a separate publicly-traded company.

        PRIMEDIA allocated to us certain expenses including depreciation, severance related to separated senior executives, provision for severance, closures and restructuring-related costs, provision for unclaimed property and gain/loss on sale of businesses and other, net in the amounts of $3.8 million and $5.6 million for the years ended December 31, 2004 and 2003, respectively. These allocations are included in other corporate expenses on the unaudited pro forma consolidated statements of operations. PRIMEDIA has also allocated to us the interest on its long-term debt, the related amortization of deferred financing costs and write-offs, the interest on shares subject to mandatory redemption, preferred stock dividends and other. These allocations total $15.1 million and $16.2 million for the years ended December 31, 2004 and 2003, respectively. These amounts are included in parent interest, dividends and other on the accompanying unaudited pro forma consolidated statements of operations.

        PRIMEDIA allocated to us $3.5 million in 2003 and $3.7 million in 2004 of expenses incurred by it for providing us with the following services: legal, insurance, tax, SEC accounting, corporate development, benefits and human resources, information systems, payroll services and other limited services included in PRIMEDIA corporate administrative expenses and other general expenses on the accompanying statements of consolidated operations for the years ended December 31, 2004 and 2003.

        Over the next two years we will be transitioning, and by the end of 2008, we expect to have assumed responsibility for substantially all of these services and their related expenses. We currently believe the estimate for the costs of these services could be approximately $5 million to $10 million in 2008, our first full year as a separate publicly-traded company. However, the actual total costs of these services associated with our transition to, and operating as, a separate publicly-traded company could be significantly greater than our estimates.

        You are urged to read the unaudited pro forma consolidated financial information set forth below in conjunction with our consolidated financial statements and with our unaudited pro forma consolidated financial information notes included elsewhere in this information statement.

Unaudited Pro Forma Statement of Operations
Reflecting Separation Adjustments Only

	Year Ended December 31, 2004
	Historical	Separation Adjustments	CSI Subtotal
	($ in thousands)
Revenues, net:
Advertising	$628,381	$389,129	$239,252
Circulation	215,231	215,231	—
Other	126,184	78,343	47,841

Total revenues, net	969,796	682,703	287,093
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization of property and equipment)	209,409	177,759	31,650
Marketing and selling	188,408	117,295	71,113
Distribution, circulation and fulfillment	176,146	105,356	70,790
Editorial	65,969	60,234	5,735
Other general expenses	112,489	85,100	27,389
PRIMEDIA corporate administrative expenses	33,751	26,030	7,721
Depreciation and amortization of property and equipment	24,820	16,832	7,988
Amortization of intangible assets and other	18,752	15,578	3,174
Provision for severance, closures and restructuring-related costs	3,160	3,132	28
Provision for unclaimed property	3,383	3,376	7
Other corporate expenses	8,839	5,024	3,815
Gain on sale of businesses and other, net	(1,039)	(1,039)	—

Operating income	125,709	68,026	57,683 (a)
Other income (expense):
Provision for impairment of investments	(804)	(804)	—
Interest expense	(3,489)	(3,397)	(92)
Parent interest, dividends and other	(180,839)	(165,718)	(15,121)
Other income (expense), net	(40)	15	(55)

Income (loss) from continuing operations before provision for income taxes	(59,463)	(101,878)	42,415
Provision for income taxes	(13,907)	(12,148)	(1,759)

Income (loss) from continuing operations	$(73,370)	$(114,026)	$40,656

See notes to unaudited pro forma consolidated statements of operations reflecting separation adjustments only

Unaudited Supplemental Consolidated Statement of Operations
Reflecting Separation Adjustments Only

	Year Ended December 31, 2003
	Historical	Separation Adjustments	CSI Subtotal
	($ in thousands)
Revenues, net:
Advertising	$629,358	$395,459	$233,899
Circulation	225,677	225,677	—
Other	119,382	76,643	42,739

Total revenues, net	974,417	697,779	276,638
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization of property and equipment)	214,495	182,156	32,339
Marketing and selling	179,517	113,825	65,692
Distribution, circulation and fulfillment	178,726	112,648	66,078
Editorial	62,553	58,430	4,123
Other general expenses	113,358	87,810	25,548
PRIMEDIA corporate administrative expenses	39,276	32,531	6,745
Depreciation and amortization of property and equipment	24,784	16,673	8,111
Amortization of intangible assets and other	36,076	32,485	3,591
Provision for severance, closures and restructuring-related costs	4,486	4,486	—
Other corporate expenses	16,951	11,381	5,570
(Gain) loss on sale of businesses and other, net	(126)	(258)	132

Operating income	104,321	45,612	58,709 (a)
Other income (expense):
Provision for impairment of investments	(8,975)	(8,975)	—
Interest expense	(3,389)	(3,263)	(126)
Parent interest, dividends and other	(187,057)	(170,873)	(16,184)
Other income (expense), net	(2,667)	(2,945)	278

Income (loss) from continuing operations before provision for income taxes	(97,767)	(140,444)	42,677
Provision for income taxes	(3,370)	(1,853)	(1,517)

Income (loss) from continuing operations	$(101,137)	$(142,297)	$41,160

See notes to unaudited pro forma consolidated statements of operations reflecting separation adjustments only

Notes to Unaudited Pro Forma Consolidated Statements of Operations Reflecting Separation Adjustments Only ($ in thousands)

(a)
CSI operating income differs from the Consumer Guides segment operating income as disclosed in PRIMEDIA's December 31, 2005 Form 10-K. This difference is attributable to additional allocations of Corporate overhead expenses which were included in corporate administrative expenses in PRIMEDIA's December 31, 2005, Form 10-K in PRIMEDIA's Corporate segment. For purposes of these pro forma financial statements, all expenses of PRIMEDIA's Corporate segment have been allocated to Consumer Guides, Enthusiast Media and Education businesses.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data has been derived from the consolidated financial statements of Historical CSI and give effect to allocations of expenses from PRIMEDIA. These allocated expenses are included in other general expenses, PRIMEDIA corporate administrative expenses, other corporate expenses and parent interest, dividends and other on the accompanying consolidated statements of operations for each of the three years in the period ended December 31, 2005 and in the accompanying unaudited consolidated statement of operations for the six months ended June 30, 2006 and 2005. The historical consolidated statement of income data set forth below does not reflect changes that will occur in the operations and funding of our company as a result of our spin-off from PRIMEDIA. The historical consolidated balance sheet data set forth below reflects the assets and liabilities that were or are expected to be transferred to or from our company in accordance with the separation and distribution agreement.

        The selected consolidated financial data set forth below presents the historical consolidated operating results and financial position of Historical CSI. For presentation purposes, the consolidated operating results of Historical CSI include the Enthusiast Media and Education segments despite the fact that these segments will not be part of Consumer Source's businesses following the spin-off.

        This presentation (as described above) is required because Consumer Source is the legal entity being spun off in this transaction and, historically, Historical CSI owned all of the subsidiaries of PRIMEDIA. As a result, the historical consolidated operating results and financial position of Historical CSI reflect the historical consolidated operating results and financial position of PRIMEDIA.

        The selected consolidated financial data of Historical CSI set forth below does not present the results of operations, financial position and cash flows of Consumer Source as if Consumer Source had been operated as a stand-alone company that owned solely the Consumer Guides business during the periods presented and will not be indicative of the consolidated results of operations, financial position and cash flows of Consumer Source in the future as an independent publicly-traded company following the completion of the spin-off.

        The selected consolidated financial data of Historical CSI should be read in conjunction with, and are qualified by reference to, "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical audited and interim unaudited financial statements and the accompanying notes thereto of Historical CSI included elsewhere in this information statement. The operating data set forth below for the years ended December 31, 2001 and December 31, 2002 and the balance sheet data as of December 31, 2001, December 31, 2002 and December 31, 2003 are derived from the unaudited financial statements of Historical CSI. The operating data and cash flow data for each of the three years in the period ended December 31, 2005 and the balance sheet data as of December 31, 2005 and 2004 are derived from the audited consolidated financial statements of Historical CSI included elsewhere in this information statement and should be read in conjunction with those consolidated financial statements and the accompanying notes. The operating data and cash flow data set forth below for the six months ended June 30, 2006 and 2005 and the balance sheet data as of June 30, 2006 are derived from the unaudited consolidated financial statements of Historical CSI included elsewhere in this information statement. In management's opinion, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements of Historical CSI and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. The results of operations for the interim period are not indicative of the operating results for the entire year or any future period.

	Year Ended December 31,					Six Months Ended June 30,
($ in thousands)	2005	2004	2003	2002	2001	2006	2005
Operating Data:
Revenues net	$990,571	$969,796	$974,417	$1,007,234	$908,486	$500,389	$490,041
Depreciation and amortization of property and equipment	29,314	24,820	24,784	36,952	44,437	13,924	11,766
Amortization of intangible assets and other(1)	19,194	18,752	36,076	65,872	137,328	6,099	4,654
Operating income (loss)(2)	116,287	125,709	104,321	25,021	(90,929)	50,321	62,627
Interest income (expense)	(1,613)	(3,489)	(3,389)	(1,669)	(2,295)	11,327	(672)
Parent interest, dividends and other	(171,105)	(180,839)	(187,057)	(194,770)	(249,411)	(63,847)	(89,366)
Loss from continuing operations	(63,040)	(73,370)	(101,137)	(228,836)	(521,060)	(5,089)	(33,000)
Discontinued operations	627,658	95,335	98,156	(29,735)	(652,817)	10,914	403,524
Cumulative effect of change in accounting principle(3)	—	—	—	(388,508)	—	22	—
Net income (loss)	564,618	21,965	(2,981)	(647,079)	(1,173,877)	5,847	370,524
	As of December 31,
						As of June 30, 2006
($ in thousands)	2005	2004	2003	2002	2001
Balance Sheet Data:
Intangible assets and goodwill, net	$994,581	$1,145,463	$1,178,941	$1,329,636	$2,034,353	$1,007,306
Total assets(4)	1,359,611	1,514,058	1,593,546	1,799,614	2,672,462	1,339,749
Long-term capital lease obligations	2,596	4,178	20,346	20,934	24,326	2,055
Due to PRIMEDIA(5)	3,812,725	4,484,042	4,560,013	4,693,382	4,868,462	3,810,386
Total shareholder's deficiency	(2,861,645)	(3,426,430)	(3,447,886)	(3,445,330)	(2,772,770)	(2,855,798)

(1)
The decrease in amortization of intangible assets and other from 2001 through 2004 is primarily attributable to Historical CSI's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") (see notes 3 and 4 below). The decreasing asset balances resulted in decreasing amortization expense in periods subsequent to the impairment charges.

(2)
The increase in operating income from 2001 to 2003 is primarily attributable to a decrease in amortization of intangible assets and other (see note 1 above).

(3)
In connection with the adoption of SFAS 142 on January 1, 2002, Historical CSI recorded an impairment charge related to its goodwill and certain indefinite lived intangible assets as a cumulative effect of change in accounting principle. Additionally, SFAS 142 prohibited the amortization of goodwill and indefinite lived intangible assets, effective January 1, 2002.

In connection with the adoption of SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)"), on January 1, 2006, Historical CSI expensed the fair value of all awards granted prior to January 1, 2003 and were not fully vested as of January 1, 2006.

(4)
The decrease in total assets from 2001 to 2002 is primarily attributable to the decrease in value of goodwill and certain other indefinite lived intangible assets associated with Historical CSI's adoption of SFAS 142 (see note 3 above).

(5)
Due to PRIMEDIA consists of the Company's allocated portion of PRIMEDIA's long-term debt and shares subject to mandatory redemption, as described below, as well as amounts due to PRIMEDIA related to allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands)

        The following discussion of the financial condition and results of operations of Historical CSI should be read in conjunction with the consolidated financial statements and related notes of Historical CSI which appear elsewhere in this information statement.

        This discussion relates to the historical financial condition and results of Historical CSI. For presentation purposes, the historical consolidated financial statements included in this information statement are those of Historical CSI, which include the historical consolidated operating results and financial position of the Consumer Guides, Enthusiast Media and Education segments. This presentation is required because Consumer Source is the legal entity being spun off in this transaction and historically, Historical CSI owned all of the subsidiaries of PRIMEDIA.

        This discussion does not present the results of operations, financial position and cash flows of Consumer Source as if Consumer Source had been operated as a stand-alone company that owned solely the Consumer Guides business during the periods presented and will not be indicative of the consolidated results of operations, financial position and cash flows of Consumer Source in the future as an independent publicly-traded company following the completion of the spin-off.

        This information statement contains forward-looking statements, as that term is used under the Private Securities Litigation Act of 1995, which are based on the current assumptions, expectations, and projections of Historical CSI's management about future events. Although the assumptions, expectations, and projections reflected in these forward-looking statements represent management's best judgment at the time, Historical CSI can give no assurance that they will prove to be correct. Numerous factors, including those discussed below and elsewhere in this information statement, particularly under the heading "Risk Factors," may cause the actual results of Historical CSI to differ materially from those anticipated in these forward-looking statements. Many of the factors that will determine Historical CSI's future results are beyond the ability of Historical CSI to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially. Historical CSI cautions you not to place undue reliance on these forward-looking statements. Historical CSI undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Please see "Special Note About Forward-Looking Statements" for more information.

Executive Summary

Business of Historical CSI

        Historical CSI is a leading targeted media company in the United States. Historical CSI's properties comprise more than 100 brands that connect buyers and sellers in more markets than any other media company through print publications, Internet sites, events, licensing, merchandising and TV video programs. Historical CSI products compete in three principal operating segments: (i) Consumer Guides, which is the leading publisher and distributor of free guides in the United States, (ii) Enthusiast Media, which encompasses Historical CSI's consumer magazines, Internet sites, events, licensing and merchandising, and (iii) Education, which produces and delivers education and training materials targeted primarily to classroom audiences. Prior to giving effect to the separation transaction to be completed in connection with the spin-off, each of these operating segments has been a part of Historical CSI's operations.

        Historical CSI's revenues are generated from advertising (print and online), circulation (subscriptions and newsstand sales) and other sources including online lead generation, events, third party distribution, television and video programs, list rental, brand licensing and merchandising.

Operating Expenses, for Segment EBITDA purposes, include cost of goods sold (paper and printing), exclusive of depreciation of property and equipment; marketing and selling; distribution, circulation and fulfillment; editorial; and other general and corporate administrative expenses (excluding non-cash compensation) (collectively referred to as "Operating Expenses"). See Why We Use the Term Segment EBITDA below.

Background

        Historical CSI was a broad-based media enterprise resulting from a series of acquisitions and comprised of numerous disparate assets. Since 2000, Historical CSI has been opportunistically divesting selective properties in order to better focus on its core businesses. Historical CSI has been positioning itself as a highly focused targeted media company which is investing in its businesses to drive growth.

        Additionally, to counter the effects of the weakness in the overall advertising environment, Historical CSI aggressively attacked its cost structure. Historical CSI also realigned and reorganized its management structure to better reflect its emphasis on delivering exceptional products and brands to the marketplace to achieve organic growth. These initiatives have resulted in charges for severance, closures and restructuring-related costs to integrate Historical CSI operations and consolidate many back office functions and facilities, resulting in a significant reduction in the number of employees and office space, creating operational and financial efficiencies.

        Overall, these actions have made Historical CSI a more efficient organization with a strengthened balance sheet and improved liquidity.

Business Trends

        Recent high levels of condominium conversions limited existing and potential customers from Apartment Guide markets and decreased vacancy rates affected. Additionally, the media industry continues to be adversely affected by an overall advertising environment that is softer than historical norms, declining newsstand sales of consumer magazines and budgetary constraints in the education markets.

        In 2005, revenue growth was driven by the rapid expansion of the Consumer Guide segment's Auto Guide division, organic growth and acquisitions in the segment's New Home Guide business, and the expansion of its retail distribution program in DistribuTech.

Historical CSI Strategy

        Historical CSI's strategy is to focus on its core targeted media businesses and grow by leveraging and expanding its market-leading brands. During 2005, Historical CSI made organic growth its top priority. Historical CSI is well positioned to capitalize on the shift away from mass advertising to targeted media.

        Historical CSI is implementing its organic growth strategy through various actions, including:

  •
  expanding Internet sites, particularly in developing new transactional marketplaces,

  •
  introducing new products, such as merchandise, videos and DVDs,

  •
  improving and upgrading existing products,

  •
  expanding into new markets,

  •
  broadening its advertiser base to include non-endemic national advertisers, and corporate sponsorships of public affair topics relevant to teens (in the Education segment),

  •
  optimizing distribution, and

  •
  leveraging its well-known brands through extensions including events, television, radio, licensing and merchandising.

        Historical CSI's business segments are highlighted in the segment discussions below and in the Results of Operations section.

2005 Summary Consolidated Results

        In 2005, revenues were $990,571, up 2.1% as compared to $969,796 in 2004. Revenue increased at the Consumer Guides segment, while revenues at the Enthusiast Media and Education segments decreased $9,519. In 2005, Operating Expenses were $813,810, up 4.3% compared to 2004. In 2005, operating income was $116,287 compared to $125,709 in 2004. Net income was $564,618 in 2005 compared to $21,965 in 2004, as 2005 included gains on the sales of the Business Information segment of $221,978, About, Inc. of $378,930, PRIMEDIA Workplace Learning of $2,806 and Ward's Automotive Group ("Ward's") of $501.

Historical CSI's Segment Strategy

  •
  Consumer Guides—Focusing on bringing the recent Auto Guide launches to profitability, and expanding its presence in the online marketplace for small unit rental properties with the acquisition of RentClicks.com in early 2006. This segment of the market, which consists of rental houses, town homes, condos and single unit apartment accounts for approximately 70% of the total rental market. Consumer Guides believes that it can capture a new segment of the rental marketplace as well as recapture a portion of the Apartment Guide revenue lost to condominium conversion.

  •
  Enthusiast Media—Focusing on investing in expanding non-print revenue verticals, principally the Internet, to offset Enthusiast Media's difficult advertising and newsstand sales environment, redesigning and reinvigorating products, upgrading staffing, managing newsstand draw and reducing raw material and distribution costs for print publications.

  •
  Education—New management at Channel One is focused on broadening the revenue base while controlling costs. Films Media Group ("FMG") is focused on the rollout of its digital platform of titles in 2006. The PRIMEDIA Healthcare focus is to expand into disciplines other than psychopharmacology. PRIMEDIA Healthcare increased revenue and Segment EBITDA in 2005 and has already secured 2006 revenue in excess of 2005 revenue.

Consumer Guides

        Revenues for the Consumer Guides segment were $317,134, up 10.5%, and Segment EBITDA was $74,921, down 8.0% compared to 2004. As expected, 2005 profitability was adversely impacted by several investments totaling approximately $19,500, comprised of:

  •
  launch of 6 Auto Guide publications and continued investment in 2004 launches;

  •
  launch of one New Home Guide publication; and

  •
  additional retail distribution for DistribuTech.

Apartment Guide

        The segment's largest business, Apartment Guide and its online property, ApartmentGuide.com, continued its market leadership in the most difficult market conditions in the business's 31-year history. The year presented significant challenges, including unprecedented levels of condominium conversions that eliminated existing and potential customers from Apartment Guide markets and decreased vacancy rates in markets with high condominium conversion. Apartment Guide revenue was down slightly in

2005. Historical CSI attributes Apartment Guide's relative stability in these adverse market conditions to its brand leadership both in print and online.

        Historical CSI continues to capitalize on the online potential of the Apartment Guide business. ApartmentGuide.com grew unique users 8.8% in 2005, and continues to be the most recognized brand in the apartment rental industry. "Apartment Guide Printernet," Apartment Guide's combined offering of best-in-class print and Internet media, provided approximately 8 million leads to customers in 2005.

Auto Guide

        With a potential advertising market that is larger than that of the apartment industry, Historical CSI believes that Auto Guide represents a very attractive long-term opportunity that is at least comparable to its 31-year old Apartment Guide business. In 2005, Historical CSI launched 6 Auto Guide publications and acquired 7 other auto publications, bringing the total Auto Guide publications to 14.

New Home Guide

        In 2005, the New Home Guide business and its online property, NewHomeGuide.com, enjoyed the best year in its history with annual revenue growth of 60% in 2005. Historical CSI grew its New Home Guide presence through organic growth of 31% in its existing markets, through the launch of a new magazine in the Washington, DC market and the acquisition of new print guides in the Atlanta, Charlotte, Jacksonville, Nashville, Seattle and Portland markets, bringing its total markets served to 25. Historical CSI also significantly expanded its new homes Internet presence with the acquisition of americanhomeguides.com. The acquisition provides new home advertisers with millions of additional potential customers and provides consumers with access to more new home listings across the country.

DistribuTech

        In 2005, DistribuTech made significant investments in its expansive nationwide distribution network of leading retailers. Historical CSI renewed existing agreements and entered new agreements to both maintain its existing locations and expand its distribution to new locations and new retail chains. These investments ensure continued top quality placement for Consumer Guides' existing publications and provide Historical CSI with the platform to rapidly roll out its new market publications, and to continue to grow its third party distribution business. This expanded capacity led to DistribuTech's strong 17.5% revenue growth in 2005.

Enthusiast Media

        The Enthusiast Media segment produces and distributes content through magazines and via the Internet to consumers in various niche and enthusiast markets. It includes Historical CSI's Automotive, Outdoors and Marine, Action Sports, Equine, Soaps and Home Technology magazine groups, Internet sites, events, and licensing and merchandising. In 2005, revenues for the Enthusiast Media segment were $608,032, down 1.5%, and Segment EBITDA was $122,504, down 5.8%, compared to 2004.

        Historical CSI's strategy for this segment is to drive growth through:

  •
  expanding the Internet business,

  •
  improving product quality,

  •
  improving circulation management, and

  •
  attracting non-endemic, national advertisers.

Expanding Internet Operations

        Historical CSI sees a significant growth opportunity through building multiple online revenue streams, including subscriber acquisition, transactions, lead generation and online advertising. During 2005, Historical CSI took a major step forward with its Internet strategy with the additions of Automotive.com and Equine.com. The combination of Automotive.com with Historical CSI's automotive Internet sites provides a platform for maximizing advertising and lead generation revenues across all those sites. As automakers divert marketing dollars to the Internet and as auto dealers seek increased car sale leads, the combination of Automotive.com with the auto Internet sites provides a platform for maximizing advertising and lead generation revenues among those sites. Equine.com is the world's largest online marketplace for equine enthusiasts. Historical CSI intends to extend Equine.com's proprietary technology and unique marketing to its other industry categories such as Marine and Outdoors where it plans to develop new transactional marketplaces in 2006.

Improving Product Quality

        Historical CSI has instituted a multi-faceted program to improve circulation economics. Building on Historical CSI's redesign program, Historical CSI has established a more coordinated effort to leverage advertising, content and design expertise to increase efficiencies, manage costs and appropriately utilize talent. Historical CSI has expanded its cover testing program to encompass both cover testing and reader feedback on future content, is in the process of upgrading talent at key positions and is implementing content testing to secure additional advertising revenue and ultimately increase newsstand sales.

Improving Circulation Management

        Historical CSI's focus in 2006 is to resolve circulation problems by improving the products; upgrading talent in key positions; reducing draw (number of copies printed for sale) and reinvesting resulting savings into higher quality newsstand copies. By cutting newsstand draw surgically and reinvesting those savings in bigger package size, better paper stock and editorial and art upgrades, Historical CSI believes both circulation and advertising revenue will increase. Results for Motor Trend and Hot Rod redesigns in 2004 have shown that the strategy works when properly applied and monitored.

Attracting Non-Endemic, National Advertisers

        Historical CSI continues to make progress in attracting non-endemic national advertisers, particularly those aiming to reach the valuable 18-34 male demographic. Non-endemic advertising represents 15% of total print advertising for this segment. Well-recognized brands such as McDonald's and Procter and Gamble continue to seize advertising opportunities across Historical CSI's print, Internet and event properties.

Education

        The Education segment is comprised of the businesses that provide content to schools, universities, and medical professionals. It includes Channel One, FMG and PRIMEDIA Healthcare. In 2005, revenues for the Education segment were $65,903, down 0.7%, and Segment EBITDA was $7,012, up 16.3% compared to 2004.

        Changes in management in the Education businesses enabled the segment to stem the large revenue declines of the prior year and contribute to Segment EBITDA growth. To improve Channel One advertising, the division has begun to broaden its revenue base and is developing partnership and sponsorship opportunities with corporations and organizations regarding public affair topics that are relevant to teens. PRIMEDIA Healthcare has already secured bookings for 2006 in excess of its total revenue for 2005. FMG experienced revenue growth for the year and is focusing on the rollout of its digital platform in 2006 to make its extensive library of titles available in various digital formats.

Why We Use the Term Segment EBITDA

        Segment EBITDA represents each segment's earnings before interest, taxes, depreciation, amortization and other charges (income) ("Segment EBITDA"). Other charges (income) include severance related to separated senior executives, non-cash compensation, other corporate expenses, provision for severance, closures and restructuring-related costs, provision for unclaimed property and (gain) loss on sale of businesses and other, net. Segment EBITDA includes the allocation of expenses from PRIMEDIA. These expenses are included in other general expenses and PRIMEDIA corporate administrative expenses on the accompanying consolidated statements of operations for each of the three years in the period ended December 31, 2005. Historical CSI believes that Segment EBITDA is an accurate indicator of its segments' results, because it focuses on revenue and operating cost items driven by operating managers' performance, and excludes items largely outside of operating managers' control. Internally, Historical CSI's chief operating decision maker, its Chairman, President and CEO, and the executive team measure performance primarily based on Segment EBITDA.

        Segment EBITDA is not intended to be and should not be considered as an alternative to net income or loss, as determined in conformity with accounting principles generally accepted in the United States of America, as an indicator of Historical CSI's operating performance. Segment EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate Segment EBITDA in an identical manner and, therefore, it is not necessarily an accurate measure of comparison between companies.

Why We Use the Term Free Cash Flow

        Free Cash Flow is defined as net cash provided by operating activities adjusted for additions to property, equipment and other, net and capital lease obligations ("Free Cash Flow").

        Historical CSI believes that the use of Free Cash Flow enables Historical CSI's chief operating decision maker, its Chairman, President and CEO, and the executive team to make decisions based on Historical CSI's cash resources. Free Cash Flow is also considered to be an indicator of Historical CSI's liquidity, including its ability to reduce debt and make strategic investments.

        Free Cash Flow is not intended to represent cash flows from operating activities as determined in conformity with accounting principles generally accepted in the United States of America. Free Cash Flow as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate Free Cash Flow in an identical manner and, therefore, is not necessarily an accurate measure of comparison between companies.

Intersegment Transactions

        The information presented below includes certain intersegment transactions and is, therefore, not necessarily indicative of the results had the operations existed as stand-alone businesses. Intersegment transactions represent intercompany advertising and other services which are billed at what management believes are prevailing market rates. These intersegment transactions, which represent transactions between operating units in different business segments, are eliminated in consolidation.

Discontinued Operations

        In the first quarter of 2005, Historical CSI completed the sale of About.com for approximately $410.6 million, which was part of the Enthusiast Media segment. During the first half of 2005, Historical CSI completed the sale of its Workplace Learning division for approximately $21,300. In the third quarter of 2005, Historical CSI sold its Business Information segment for approximately $385 million and subsequently sold Ward's in the fourth quarter for $5.75 million. Also in the third quarter, Historical CSI discontinued the operations of two magazines in the Enthusiast Media segment. During the fourth quarter of 2005, Historical CSI decided to pursue the sales of its Crafts and History groups, part of the Enthusiast Media segment. Historical CSI also discontinued the operations of its Software on Demand division, part of the Education segment. In February 2006, Historical CSI completed the sale of the History group. In September 2006, Historical CSI completed the sale of the Crafts group.

        Financial results for these divestitures and planned divestitures are reported in discontinued operations on the statements of consolidated operations for all periods presented.

Years Ended December 31, 2005, 2004 and 2003

Segment Data

        The following table presents the results of Historical CSI's three operating segments for the years ended December 31, 2005, 2004 and 2003, respectively:

	2005	2004	2003
Revenues, net:
Consumer Guides	$317,134	$287,093	$276,639
Enthusiast Media	608,032	617,058	623,606
Education	65,903	66,396	79,641
Intersegment Eliminations	(498)	(751)	(5,469)

Total	$990,571	$969,796	$974,417

Segment EBITDA(1):
Consumer Guides	$74,921	$81,480	$83,163
Enthusiast Media	122,504	130,001	126,080
Education	7,012	6,028	16,638
CSI Corporate	(27,676)	(27,788)	(28,205)

Total	$176,761	$189,721	$197,676

Depreciation, amortization and other charges(2)	$60,474	$64,012	$93,355
Operating income (loss)	$116,287	$125,709	$104,321
Other income (expense)
Provision for impairment of investments	—	(804)	(8,975)
Interest expense	(1,613)	(3,489)	(3,389)
Parent interest, dividends and other	(171,105)	(180,839)	(187,057)
Other income (expense), net	135	(40)	(2,667)

Loss from continuing operations before provision for income taxes	(56,296)	(59,463)	(97,767)
Provision for income taxes	(6,744)	(13,907)	(3,370)

Loss from continuing operations	(63,040)	(73,370)	(101,137)
Discontinued operations(3)	627,658	95,335	98,156

Net income (loss)	$564,618	$21,965	$(2,981)

(1)
Segment EBITDA represents the segments' earnings before interest, taxes, depreciation, amortization and other charges (income) (see Note 2 below). Segment EBITDA includes the allocation of expenses from PRIMEDIA. These expenses are included in other general expenses and PRIMEDIA corporate administrative expenses on the accompanying consolidated statements of operations for each of the three years in the period ended December 31, 2005 and on the accompanying unaudited statement of operations for the six months ended June 30, 2006 and 2005. Segment EBITDA is not intended to be and should not be considered as an alternative to net income or loss (as determined in conformity with generally accepted accounting principles) as an indicator of Historical CSI's operating performance. Segment EBITDA is presented herein because Historical CSI's chief operating decision maker evaluates and measures each business unit's performance based on its Segment EBITDA results. Historical CSI believes that Segment EBITDA is an accurate indicator of its segments' results, because it focuses on revenue and operating cost items driven by operating managers' performance and excludes items largely outside of operating managers' control. Segment EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate Segment EBITDA in an identical manner and, therefore, is not necessarily an accurate measure of comparison between companies.

(2)
Depreciation for the years ended December 31, 2005, 2004 and 2003 was $29,314, $24,820 and $24,784, respectively, and includes an impairment for property and equipment of $4,440 for the year ended December 31, 2005. Amortization for the years ended December 31, 2005, 2004 and

  2003 was $19,194, $18,752 and $36,076, respectively. Amortization includes an impairment of intangible assets, goodwill and other of $8,888, $6,700, $13,780 for the years ended December 31, 2005, 2004 and 2003, respectively. Other charges (income) include non-cash compensation of $6,089, $6,097 and $11,184 for the years ended December 31, 2005, 2004 and 2003, respectively, provision for severance, closures and restructuring related costs of $2,380, $3,160 and $4,486 for the years ended December 31, 2005, 2004 and 2003, respectively, a provision for unclaimed property of $3,383 for the year ended December 31, 2004, other corporate expenses of $3,706, $8,839, and $16,951 for the years ended December 31, 2005, 2004 and 2003, respectively, and gain on sale of businesses and other, net, of $209, $1,039 and $126 for the years ended December 31, 2005, 2004 and 2003, respectively.

(3)
Discontinued operations includes gains on sale of businesses, net of tax, of $604,215, $43,535 and $124,426 in 2005, 2004 and 2003, respectively.

Results of Operations—Year-to-Year

2005 Compared to 2004

Consolidated Results:

Revenues, Net

        Consolidated revenues were $990,571 in 2005 compared to $969,796 in 2004:

	Years Ended December 31,
			Percent Change
	2005	2004
Revenues, net:
Advertising	$638,241	$628,381	1.6
Circulation	204,429	215,231	(5.0)
Other	147,901	126,184	17.2

Total	$990,571	$969,796	2.1

        Advertising revenues increased by $9,860 in 2005 compared to 2004 due to an increase of $21,654 in the Consumer Guides segment, partially offset by decreases of $7,092 and $4,702 in the Enthusiast Media and Education segments, respectively. Circulation revenues decreased $10,802 in 2005 in the Enthusiast Media segment. Other revenues increased $21,717 in 2005 compared to 2004 due to increases in the Enthusiast Media segment of $8,936, Consumer Guides of $8,387 and Education of $4,394. Revenue trends within each segment are further detailed in the segment discussions below.

Operating Income (Loss)

        Operating income was $116,287 in 2005 compared to $125,709 in 2004. The decrease in operating income in 2005 was primarily due to the increase in investments, mainly in Consumer Guides for new product launches and renewals and expansions of distribution agreements for DistribuTech. Amortization and depreciation expenses increased $442 and $4,494, respectively, in 2005 compared to 2004 primarily due to impairment provisions recorded for certain long-lived and intangible assets during 2005, offset by lower depreciation and amortization expense related to assets that became fully amortized during the year. Other corporate expenses decreased $5,133 in 2005 compared to 2004 due to a decrease in the provision for severance, closures and restructuring-related costs at PRIMEDIA, as well as a decrease in PRIMEDIA's depreciation expense, partially offset by an increase in PRIMEDIA's severance related to separated senior executives.

Net Income (Loss)

        Historical CSI had net income in 2005 of $564,618 compared to $21,965 in 2004. In 2005, Historical CSI recorded gains, net of tax, on the sale of its Business Information segment, of $221,978,

About, Inc. of $378,930, PRIMEDIA Workplace Learning of $2,806 and Ward's of $501, included in discontinued operations.

        Parent interest expense, dividends and other, which include interest expense on PRIMEDIA's long-term debt, amortization of related deferred financing costs, related write-offs and interest on shares subject to mandatory redemption and preferred stock dividends which are allocated to Historical CSI by PRIMEDIA, decreased $9,734, or 5.4% in 2005 to $171,105 from $180,839 in 2004. The decrease was primarily due to increases on interest rates on floating rate debt during 2005, increases in PRIMEDIA's write-offs of deferred financing fees and decreases in interest related to the redemption of its shares subject to mandatory redemption in 2005.

        SFAS 144 requires sales or disposals of long-lived assets that meet certain criteria to be classified on the statement of consolidated operations as discontinued operations and to reclassify prior periods accordingly. During 2005, Historical CSI sold About.com, part of the Enthusiast Media segment, and sold its Business Information segment, as well as Ward's. Also during 2005, Historical CSI discontinued the operations of two magazines in the Enthusiast Media segment, and decided to pursue the sales of its Crafts and History groups, part of the Enthusiast Media segment. Historical CSI discontinued the operations of Software on Demand, part of the Education segment.

        During 2004, Historical CSI completed the sale of Seventeen, Simba Information, Federal Sources, CableWorld, Sprinks and RealEstate.com, New York magazine, Kagan World Media, American Demographics and About Web Services, About.com's consumer Web hosting business. Additionally, in August 2004, Folio and Circulation Management were contributed to a venture with a third party, under which Historical CSI does not have a significant continuing involvement in the operations and Historical CSI's share of associated cash flows is not significant. In September 2004, Historical CSI announced that it would explore strategic options regarding its Workplace Learning division and actively pursue the sale of this division, excluding PRIMEDIA Healthcare. As a result, Historical CSI's Education and Training segment has been renamed the Education segment. Historical CSI subsequently sold its Workplace Learning division during 2005. During the fourth quarter of 2004, Historical CSI decided to shut down six magazines in the Enthusiast Media segment.

        In accordance with SFAS 144, the financial results of all of these operations have been classified as discontinued operations on the statements of consolidated operations for all periods presented. For the years ended December 31, 2005 and 2004, discontinued operations include a net gain on sale of businesses of $604,215 and $43,535, respectively.

Segment Results:

        The results of Historical CSI's reportable segments are discussed below. All amounts are from Continuing Businesses unless otherwise specified.

Consumer Guides Segment (includes Apartment Guide, New Home GuideandAuto Guidepublications and their related Internet sites, and theDistribuTechdistribution channel)

Revenues, Net

        Consumer Guides revenues were $317,134 or 32.0% and $287,093 or 29.6% of Historical CSI's consolidated revenues for 2005 and 2004, respectively. Consumer Guides revenues increased $30,041 or 10.5% in 2005 compared to 2004 as follows:

	Years Ended December 31,
			Percent Change
	2005	2004
Revenues, net:
Advertising	$260,905	$239,251	9.1
Other	56,229	47,842	17.5

Total	$317,134	$287,093	10.5

        Advertising revenues for the Consumer Guides segment increased $21,654 to $260,905 in 2005 compared to $239,251 in 2004 primarily due to the launches of new Auto Guide and New Home Guide publications. Historical CSI's Apartment Guide continues to be impacted by high levels of condominium conversions that eliminated existing and potential customers from Apartment Guide markets and decreased vacancy rates in those markets.

Apartment Guide

        Despite the difficult apartment rental market, Apartment Guide revenues were down slightly in 2005. Historical CSI was able to maintain Apartment Guide's strong fundamental performance through an aggressive focus on its sales and servicing programs and by showcasing the industry-leading performance of ApartmentGuide.com. These efforts allowed Apartment Guide to increase its number of advertisers to approximately 22,000 and to maintain its strong advertiser renewal rate of approximately 90%. ApartmentGuide.com attracted 28 million monthly page views and over 1.3 million unique users, increases of 6.8% and 8.8%, respectively, compared to 2004.

New Home Guide

        New Home Guide posted strong advertising gains in 2005, up 60% from 2004. Based on fourth quarter 2005 revenue, the two New Home Guide publications launched in the first half of 2004, in Orlando and Houston, were running at a $1.8 million annualized revenue rate and the New Home Guide launched in the second quarter of 2005 in Washington, DC was running at a $0.9 million annualized revenue rate.

Auto Guide

        In 2005, Consumer Guides continued its investment in a major expansion of its Auto Guide business and its online property, AutoGuide.com. Historical CSI grew this business to a total of 14 publications. In August 2005, Historical CSI launched the national Internet site, AutoGuide.com, to provide its dealers with an integrated media product on which to advertise their vehicles. By year end, Historical CSI had grown Auto Guide into a $14 million business based on annualized revenue run rate.

DistribuTech

        Consumer Guides other revenues, which relate to its distribution arm, DistribuTech, increased $8,387, or 17.5% in 2005 compared to 2004 due to continued expansion of its exclusive distribution network to new locations and new retail chains, increased rack utilization and a more effective pricing strategy. In 2005, DistribuTech added approximately 650 retail locations and boosted its total rack utilization to 79% at December 31, 2005 up from 77% at December 31, 2004.

Segment EBITDA

        Consumer Guides segment EBITDA decreased $6,559 or 8.0% in 2005 to $74,921. The decrease in profitability was due mainly to investments of approximately $19,500 related to Auto Guide and New Home Guide launches and higher distribution expenses as the company signed several long-term DistribuTech contracts. Segment EBITDA margin decreased to 23.6% in 2005 compared to 28.4% in 2004.

Operating Income

        Operating income decreased $6,911 or 9.8% in 2005. This decrease is primarily driven by the decrease in Segment EBITDA.

Enthusiast Media Segment (includes Automotive, Outdoors, and other groups)

Revenues, Net

        Enthusiast Media revenues were $608,032 or 61.4% and $617,058 or 63.6% of Historical CSI's consolidated revenues for 2005 and 2004, respectively. Enthusiast Media revenues decreased $9,026 or 1.5% in 2005 compared to 2004 as follows:

	Years Ended December 31,
			Percent Change
	2005	2004
Revenues, net:
Advertising	$342,932	$350,024	(2.0)
Circulation	204,429	215,231	(5.0)
Other	60,196	51,260	17.4
Intersegment revenues	475	543

Total	$608,032	$617,058	(1.5)

Advertising Revenues

        Advertising revenues decreased $7,092 or 2.0% in 2005 driven mainly by declines in the International Automotive, American Motorcycle and Consumer Automotive Groups.

        International Automotive continued to experience a market correction that began in 2004, after several years of significant growth. This market correction led to an 11% decline in total advertising pages in the category, and a 21% decline in Historical CSI's advertising pages in the category, according to Inquiry Management Systems/The Auditor ("IMS"). While Historical CSI maintains a leadership position with almost 60% of total ad pages, Historical CSI is aggressively addressing the challenges of declining circulation, strong competitors with lower profit expectations, migration of customers away from the sector, fewer parts and accessories entrants into market than those leaving, migration of Lowrider wheel business to urban lifestyle titles, and the lack of a new tuner platform for a number of years. At the end of 2005, Honda introduced a redesigned Civic, which has been very well received and is expected to help the International Automotive category over time.

        In the American Motorcycle Group, 2005 was impacted by poor performance in advertising revenue and newsstand sales relative to the competition. According to IMS, Historical CSI's advertising pages in the category declined 9% while total advertising pages in the category grew 7%. Historical CSI believes that this underperformance was largely driven by staffing issues that are being resolved in 2006.

        Consumer Automotive advertising was negatively impacted by reduced U.S. automaker advertising. In 2005, over 90% of Enthusiast Media's advertising revenue was print advertising. Five percent of Enthusiast Media's 2005 print advertising revenue came from U.S. automakers, 7% from non-U.S. automakers, 53% from automotive advertisers that are not automakers (aftermarket parts and accessories, as examples), and 35% from non-automotive advertisers. In 2005, U.S. automaker advertising declined 20% from 2004, while non-U.S. automaker advertising was flat year-over-year.

        Advertising revenue declines described above were partially offset by strong growth in the Action Sports and Outdoors groups. According to IMS, advertising pages in Action Sports increased 6% led by increases in non-endemic advertising, with the addition of key advertisers such as Gillette, Sony Music and Taco Bell. In the Outdoor group, Power & Motoryacht had a great year with over 7% increase in advertising revenue.

Circulation Revenues

        Circulation revenues at Enthusiast Media declined $10,802 or 5.0% for the year ended December 31, 2005 due mainly to continued softness in newsstand sales for the Soap Opera and International Automotive titles, with revenue declines of 11% and 21%, respectively, in 2005 compared to 2004. These declines were partially offset by increases mainly in Outdoor and Marine.

Other Revenues

        Other revenues for Enthusiast Media, which include events, licensing and merchandising, TV/Radio and list rental and lead generation increased $8,936, or 17.4%, in 2005 compared to 2004. The increase was led primarily by growth in licensing and merchandising, events and TV/Radio. Strong revenue growth of 34% in licensing was a result of new licensees signed across all categories, additional success with existing licensees, the increased availability of Historical CSI licensed products at retailers, and growth in video continuity programs. Historical CSI's licensed products grew to approximately 650, up from 330 in 2004, and Historical CSI's products were available at approximately 65 retail chains and in nearly 1,000 independent retailers. In the Outdoor category, TV revenue grew almost 44% mainly through Historical CSI's launch of two new television shows for a total of nine shows for which virtually all advertising was sold out in 2005.

Segment EBITDA

        Enthusiast Media segment EBITDA decreased 5.8% to $122,504 in 2005 from $130,001 in 2004. This decrease was due predominantly to the decrease in advertising and circulation revenues and an increase in paper costs. Segment EBITDA margin decreased to 20.1% in 2005 from 21.1% in 2004.

Operating Income (Loss)

        Operating income was $104,046 in 2005 compared to $108,052 in 2004, a decrease of $4,006, which was principally driven by the decrease in Segment EBITDA, partially offset by a provision for unclaimed property recorded in 2004 (see Note 17 to Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003).

Education Segment (includes Channel One, FMG and PRIMEDIA Healthcare)

Revenues, Net

        Education revenues were $65,903 or 6.7% and $66,396 or 6.8% of Historical CSI's consolidated revenues for 2005 and 2004, respectively. Education revenues decreased $493 or 0.7% in 2005 compared to 2004 as follows:

	Years Ended December 31,
			Percent Change
	2005	2004
Revenues, net:
Advertising	$34,404	$39,106	(12.0)
Other	31,476	27,082	16.2
Intersegment revenues	23	208

Total	$65,903	$66,396	(0.7)

        Advertising revenues, generated entirely by Channel One, decreased $4,702 in 2005 as compared to 2004. Channel One's advertising revenue declined primarily due to a 37% decrease in U.S. Government spending. This decrease was partially offset by revenue gains from major new sponsors including Verizon and Subway.

        Other revenues increased $4,394 in 2005 as both FMG and PRIMEDIA Healthcare had positive year-over-year revenue growth as a result of the fixes in the respective business models implemented starting in 2004. PRIMEDIA Healthcare has already secured revenues for 2006 exceeding those posted in 2005. FMG is focusing on the rollout of its digital platform in 2006.

Segment EBITDA

        Education segment EBITDA increased $984 to $7,012 for the year ended December 31, 2005. This increase is principally due to significant cost cuts in late 2005 at Channel One, and revenue growth at both FMG and PRIMEDIA Healthcare. These factors contributed to an increase in Segment EBITDA margin in 2005 to 10.6% compared to 9.1% in 2004.

Operating Loss

        Operating loss increased $3,937 for the year ended December 31, 2005 due to increased depreciation and amortization expenses, due to the impairment of certain long-lived and intangible assets during 2005 of $4,440 and $8,888, respectively, partially offset by an increase in Segment EBITDA.

CSI Corporate:

Corporate Administrative Expenses

        Corporate administrative expenses, excluding non-cash compensation, was $27,676 for the year ended December 31, 2005, flat compared to $27,788 for the year ended December 31, 2004.

Operating Loss

        CSI Corporate operating loss decreased $5,432 in 2005 to $37,291 from $42,723 in 2004 principally driven by a decrease in restructuring expenses of $5,661, from an expense of $5,096 in 2004 to income of $565 in 2005, partially offset by an increase in senior executive severance of $1,117 to $1,775 in 2005.

Discontinued Operations

        In accordance with SFAS 144, Historical CSI has classified the operating results of all of its divested entities as discontinued operations for all periods presented.

Enthusiast Media

        Historical CSI discontinued the following entities within the Enthusiast Media segment during 2005: About, Inc., Ward's Automotive Group, the Crafts and History groups, two magazine titles (shut down), and in 2004: Sprinks, New York magazine, About Web Services and six magazines titles (shut down). In February 2006, Historical CSI completed the sale of the History group, and in September 2006, Historical CSI completed the sale of the Crafts group.

        Discontinued operations of the Enthusiast Media segment for the years ended December 31, 2005 and 2004 include revenue of $95,805 and $128,562, respectively, operating income of $398,435 and $67,548, respectively, which includes a gain on sale of businesses. This gain on sale of businesses, which is net of tax, was $379,431 and $41,483 for the years ended December 31, 2005 and 2004, respectively.

Consumer Guides

        Historical CSI divested RealEstate.com, part of the Consumer Guides segment, during 2004.

        Discontinued operations of the Consumer Guides segment for the year ended December 31, 2004 include revenue of $458, operating loss of $239, which includes a loss on sale of business. This loss on sale of business, which is net of tax, was $506 and was related to the sale of RealEstate.com.

Education

        Historical CSI discontinued the operations of its Software on Demand division during 2005. Additionally, Historical CSI discontinued the operations of its Workplace Learning division, excluding PRIMEDIA Healthcare, in 2004. This division was subsequently sold during the first half of 2005.

        Discontinued operations of the Education segment for the years ended December 31, 2005 and 2004 include revenue of $9,465 and $37,471, respectively, and operating loss of $201 and $11,353, respectively. For the year ended December 31, 2005, discontinued operations also includes a gain on sale of business. This gain on sale of business, which is net of tax, was $2,806 and was related to the sale of Workplace Learning.

Business Information

        Historical CSI sold its Business Information segment during the third quarter of 2005. Business Information segment revenues of $159,107 and $222,792 are included in discontinued operations for the years ended December 31, 2005 and 2004, respectively. Also included in discontinued operations is operating income of $237,584 and $25,169, which includes gains on sales of businesses. Gains on sales of businesses, net of tax, were $221,978 and $2,558 for the years ended December 31, 2005 and 2004, respectively.

2004 Compared to 2003

Consolidated Results:

Revenues, Net

        Consolidated revenues were $969,796 in 2004 compared to $974,417 in 2003:

	Years Ended December 31,
			Percent Change
	2004	2003
Revenues, net:
Advertising	$628,381	$629,358	(0.2)
Circulation	215,231	225,677	(4.6)
Other	126,184	119,382	5.7

Total	$969,796	$974,417	(0.5)

        Advertising revenues decreased by $977 in 2004 compared to 2003 due to decreases of $324 and $5,552 in the Enthusiast Media and Education segments, respectively, partially offset by an increase $4,899 in the Consumer Guides segment. Circulation revenues decreased $10,446 in 2004, driven by the Enthusiast Media segment. Other revenues increased $6,802 in 2004 compared to 2003 due to increases at Enthusiast Media of $5,661 and Consumer Guides of $5,565, partially offset by a $4,424 decline at the Education segment. Revenue trends within each segment are further detailed in the segment discussions below.

Operating Income

        Operating income was $125,709 in 2004 compared to $104,321 in 2003. The improvement in operating income in 2004 was primarily due to a decrease in amortization expense. Amortization expense decreased $17,324 in 2004 compared to 2003, primarily due to certain intangible assets that had become fully amortized. This expense reduction was partially offset by a provision for unclaimed property recorded during 2004.

Net Income

        Historical CSI had net income in 2004 of $21,965 compared to a loss of $(2,981) in 2003. In 2004, Historical CSI recorded a gain on the sale of New York magazine of approximately $38,000 in discontinued operations and a gain on the sale of its investment in All About Japan, Inc. of approximately $16,700 in discontinued operations. In 2003, Historical CSI recorded a gain on the sale of Seventeen magazine and its companion teen properties of approximately $107,000 in discontinued operations.

        Parent interest expense, dividends and other, which include interest expense on PRIMEDIA's debt, amortization of related deferred financing costs and related write-offs, interest on shares subject to mandatory redemption and preferred stock dividends, which are allocated to Historical CSI by PRIMEDIA, decreased $6,218 or 3.3% in 2004 to $180,839 from $187,057 in 2003. This decrease was primarily due to lower debt levels of PRIMEDIA in 2004 as compared to 2003.

        SFAS 144 requires sales or disposals of long-lived assets that meet certain criteria to be classified on the statement of consolidated operations as discontinued operations and to reclassify prior periods accordingly. During 2003, Historical CSI completed the sale of Seventeen, Simba Information, Federal Sources, CableWorld, Sprinks and RealEstate.com and during 2004, Historical CSI sold New York magazine, Kagan World Media, American Demographics and About Web Services, About.com's consumer Web hosting business.

        In September 2004, Historical CSI announced that it would explore strategic options regarding its Workplace Learning division, excluding PRIMEDIA Healthcare. Historical CSI subsequently completed the sale of this division during 2005. As a result, Historical CSI's Education and Training segment has been renamed the Education segment. In addition, during the fourth quarter of 2004, Historical CSI decided to shut down six magazines in the Enthusiast Media segment.

        In accordance with SFAS 144, the financial results of all of these operations have been classified as discontinued operations on the statements of consolidated operations for all periods presented.

        For the years ended December 31, 2004 and 2003, discontinued operations include a net gain on sale of businesses of $43,535 and $124,426, respectively.

Segment Results:

        The results of the three reportable segments are discussed below.

Consumer Guides Segment (includes Apartment Guide, New Home Guide and Auto Guide publications and their related Internet sites, and the DistribuTech distribution business)

Revenues, Net

        Consumer Guides revenues were $287,093 or 29.6% and $276,639 or 28.4% of Historical CSI's consolidated revenues for 2004 and 2003, respectively. Consumer Guides revenues increased $10,454 or 3.8% in 2004 compared to 2003 as follows:

	Years Ended December 31,
			Percent Change
	2004	2003
Revenues, net:
Advertising	$239,251	$234,352	2.1
Other	47,842	42,277	13.2
Intersegment revenues	—	10

Total	$287,093	$276,639	3.8

        Advertising revenues for the Consumer Guides segment increased $4,899 to $239,251 in 2004 compared to $234,352 in 2003 primarily due to growth in premium online advertising programs, New Home Guide and the launch of the first two Auto Guide publications. Historical CSI's Apartment Guide was impacted by a relatively low interest rate environment that caused a soft apartment rental market.

Apartment Guide

        Despite the difficult apartment rental market, Historical CSI was able to maintain Apartment Guide's strong fundamental performance through an aggressive focus on its sales and servicing programs and by showcasing the industry-leading performance of ApartmentGuide.com. These efforts allowed Apartment Guide to maintain its strong advertiser renewal rate of approximately 90%. In 2004, ApartmentGuide.com attracted 316 million page views and 14.6 million unique users, increases of 2.3% and 13%, respectively, compared to 2003.

New Home Guide

        New Home Guide posted strong advertising gains in 2004, with existing publication revenue up 5.6% from 2003. In the fourth quarter of 2004, New Home Guide advertising revenue from existing publications grew 14% versus the same quarter in 2003 and up 7.7% from the third quarter of 2004. New Home Guide has recorded 12 consecutive months of revenue gains. New launches in 2004 included

Orlando in March and Houston in April, with run rates on both publications increasing by 33% from the third quarter to the fourth quarter.

Auto Guide

        In 2004, Historical CSI added a third proprietary product, Auto Guide, to its Consumer Guides segment. Historical CSI used its first launch in Charlotte to test and modify several variations of publication format and selling models, optimizing the Auto Guide product. Launches in the "Triad" section of North Carolina (Greensboro/Winston-Salem area) during November 2004 and the "Triangle" (Raleigh-Durham, NC) area during January 2005 benefited from lessons learned in the Charlotte launch and had much faster growth. While the Charlotte publication took 29 weeks to reach a run rate of $1 million in annualized revenue, Triad reached that milestone in 5 weeks and Triangle launched at that revenue level.

DistribuTech

        Consumer Guides other revenues, which relate to its distribution arm, DistribuTech, increased $5,565 in 2004 compared to 2003 due to continued growth of its exclusive distribution network, increased rack utilization and a more effective pricing strategy. Since the first quarter of 2003, DistribuTech added over 900 retail locations and boosted its total rack utilization to 77% at December 31, 2004, up from 70% at December 31, 2003.

Segment EBITDA

        Consumer Guides segment EBITDA decreased $1,683 or 2.0% in 2004 to $81,480. The decrease was due to higher revenues in 2004 offset by increased operating expenses, particularly sales and marketing expenses related to new Auto Guide launches and new markets for New Home Guide, as well as higher distribution expenses. Segment EBITDA margin decreased to 28.4% in 2004 compared to 30.1% in 2003.

Operating Income (Loss)

        Operating income decreased $1,048 or 1.5% in 2004. This decrease is primarily driven by the decrease in Segment EBITDA.

Enthusiast Media Segment (includes Automotive, Outdoors and other groups)

Revenues, Net

        Enthusiast Media revenues were $617,058 or 63.6% and $623,606 or 64.0% of Historical CSI's consolidated revenues for 2004 and 2003, respectively. Enthusiast Media revenues decreased $6,548 or 1.1% in 2004 compared to 2003 as follows:

	Years Ended December 31,
			Percent Change
	2004	2003
Revenues, net:
Advertising	$350,024	$350,348	(0.1)
Circulation	215,231	225,677	(4.6)
Other	51,260	45,599	12.4
Intersegment revenues	543	1,982

Total	$617,058	$623,606	(1.1)

Advertising Revenues

        Advertising revenues decreased $324 or 0.1% in 2004, detailed as follows:

        The single biggest decline was in International Automotive, which began its market correction after several years of significant growth in the second half of 2004. According to IMS, advertising pages in International Automotive declined 11.0%, while competitive titles declined 30%. Similarly, in the Trucking category, Historical CSI's pages declined 10.2%, while competitors' pages declined 23%. These declines were offset by increases in Outdoor, Marine and Equine.

Circulation Revenues

        Circulation revenues at Enthusiast Media declined $10,446 or 4.6% for the year ended December 31, 2004 due to lower subscription revenue and continued softness in single copy sales. Newsstand revenue gains at the Lifestyles and Soap Opera publications partially offset declines at the other groups, mainly in the International Automotive group.

Other Revenues

        Other revenues for Enthusiast Media, which include licensing, list rental, events and other, increased $5,661, or 12.4%, in 2004 compared to 2003. The increase was primarily due to the success of Historical CSI's strategy to build brand extensions around its key franchises with growth in merchandising and licensing programs and events.

Segment EBITDA

        Enthusiast Media segment EBITDA increased 3.1% to $130,001 in 2004 from $126,080 in 2003. This increase was due predominantly to the overall decrease in expenses, partially offset by the increase in revenues. As a result, Segment EBITDA margin increased to 21.1% in 2004 from 20.2% in 2003.

Operating Income (Loss)

        Operating income was $108,052 in 2004 compared to $101,084 in 2003, an increase of $6,968. This increase was principally driven by the improvement in Segment EBITDA as well as decreases in amortization expense and restructuring related costs, partially offset by a provision for unclaimed property (see Note 17 to Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003).

Education Segment (includes Channel One, FMG and PRIMEDIA Healthcare)

Revenues, Net

        Education revenues were $66,396 or 6.8% and $79,641 or 8.2% of Historical CSI's consolidated revenues for 2004 and 2003, respectively. Education revenues decreased $13,245 or 16.6% in 2004 compared to 2003 as follows:

	Years Ended December 31,
			Percent Change
	2004	2003
Revenues, net:
Advertising	$39,106	$44,658	(12.4)
Other	27,082	31,506	(14.0)
Intersegment revenues	208	3,477

Total	$66,396	$79,641	(16.6)

        Education advertising revenues, which are generated entirely by Channel One, decreased $5,552 in 2004 as compared to 2003. Channel One's advertising revenue declined primarily as certain advertisers stopped or reduced advertising into schools due to concerns about the obesity issue in schools and the absence of any barter deals in 2004.

        Other revenues decreased $4,424 in 2004 due to declines at PRIMEDIA Healthcare and reduced product sales at FMG as state and local school budgets continued to be constrained. During the second half of 2004, FMG had two consecutive quarters of revenue growth, and fourth quarter revenue was up approximately 11.5% compared to the same period in 2003.

Segment EBITDA

        Education segment EBITDA decreased $10,610 to $6,028 for the year ended December 31, 2004. This decrease was principally due to the declines in revenue discussed above partially offset by continued cost control during 2004. These factors contributed to a decrease in Segment EBITDA margin in 2004 to 9.1% compared to 20.9% in 2003.

Operating Income (Loss)

        Operating loss decreased $1,851 for the year ended December 31, 2004 due to the decrease in Segment EBITDA, which was more than offset by decreased amortization and depreciation expenses as certain assets became fully amortized and depreciated.

CSI Corporate:

Corporate Administrative Expenses

        Corporate administrative expenses, excluding non-cash compensation, decreased to $27,788 in 2004 from $28,205 in 2003, primarily due to reduced compensation expense resulting from headcount reductions, partially offset by higher professional fees in connection with Historical CSI's compliance with the Sarbanes-Oxley Act and reduced overhead charges of the business units.

Operating Income (Loss)

        CSI Corporate operating loss decreased $13,617 in 2004 to $42,723 from $56,340 in 2003 principally driven by a decrease in severance related to the separated senior executives of $8,714 to

$658 in 2004 as a result of the finalization of the separation agreements of two of the executives compared to $9,372 recorded in 2003 and a decrease in stock-based compensation expense in 2004 to $6,097 compared to $11,184 in 2003. These decreases were partially offset by an increase in the provision for severance, closures and restructuring related costs of $2,458 to $5,096 in 2004.

Discontinued Operations

        In accordance with SFAS 144, Historical CSI classified the operating results of all divested entities as discontinued operations for all periods presented.

Enthusiast Media

        Within the Enthusiast Media segment, the operating results of Sprinks, New York magazine and About Web Services were discontinued during 2004, and Seventeen was discontinued during 2003. In addition, during the fourth quarter of 2004, Historical CSI decided to shut down six magazines in the Enthusiast Media segment and has presented the results of these magazines in discontinued operations for all periods presented.

        Discontinued operations of the Enthusiast Media segment for the years ended December 31, 2004 and 2003 include revenue of $128,562 and $212,984, respectively, and operating income of $67,548 and $128,067, respectively, which includes a gain on sale of businesses. This gain on sale of businesses, net of tax, was $41,483 and $113,228 for the years ended December 31, 2004 and 2003, respectively.

Consumer Guides

        The operations of RealEstate.com, part of the Consumer Guides segment, were divested during 2004.

        Discontinued operations of the Consumer Guides segment for the years ended December 31, 2004 and 2003, include revenue of $458 and $2,443, respectively and operating income (loss) of ($239) and $8,000, respectively. In 2004, discontinued operations includes a loss on sale of business. This loss on sale of business, which is net of tax, was $506 and was related to the sale of RealEstate.com. In 2003, discontinued operations includes a gain on sale of businesses. This gain on sale of businesses, which is net of tax, was $10,184.

Education

        Historical CSI decided to discontinue the operations of its Workplace Learning division of the Education segment, excluding PRIMEDIA Healthcare, during 2004. This division was subsequently sold during the first half of 2005.

        Discontinued operations of the Education segment for the years ended December 31, 2004 and 2003 include revenue of $37,471 and $40,137, respectively, and operating loss of $11,353 and $42,042, respectively.

Business Information

        Historical CSI sold its Business Information segment during the third quarter of 2005. Revenues relating to the Business Information segment of $222,792 and $237,023 are included in discontinued operations for the years ended December 31, 2004 and 2003, respectively. Also included is operating income of $25,169 and $14,728, which includes a gain on sale of business. This gain on sale of business, which is net of tax, was $2,558 and $1,014 for the years ended December 31, 2004 and 2003, respectively.

Recent Developments

Acquisition of RentClicks

        On January 31, 2006, Historical CSI announced the acquisition of RentClicks.com, the largest online marketplace for small unit rental properties, which is the largest segment of the rental market. RentClicks provides landlords, investors, and property managers with an efficient, easy to use Web-based tool to advertise rental properties to qualified and informed rental customers. Consumer Guides plans to leverage its operating experience, financial strength and reach of its proven guides business to capitalize on RentClicks' significant position in this large segment of the rental market. The cost of this acquisition was $12,500.

Sale of History Group

        During February 2006, Historical CSI completed the sale of the History group within the Enthusiast Media segment. The operations of this group are classified as discontinued operations for all periods presented. The net proceeds from this sale are subject to routine post-closing adjustments.

Sale of Crafts Group

        In September 2006, Historical CSI completed the sale of the Crafts Group within the Enthusiast Media segment. The operations of this group are classified as discontinued operations for all periods presented. The net proceeds from this sale are subject to routine post-closing adjustments.

Liquidity, Capital and Other Resources

        Due to PRIMEDIA on the consolidated balance sheets, for all periods presented, consists of Historical CSI's allocated portion of PRIMEDIA's long-term debt, which was used to make investments and acquire businesses, as described below, as well as allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries. While the debt is available to fund the operations of Historical CSI, the named holder of the debt, according to the bank credit facilities and Senior Note agreements, is PRIMEDIA.

        During 2005, Historical CSI continued to focus on strengthening the leverage structure of PRIMEDIA debt reduction made possible by the divestiture of selected media properties and other assets no longer considered core to Historical CSI's overall strategy. At December 31, 2005, Historical CSI had cash and unused credit facilities of $250,568 as further detailed below under "Financing Arrangements", compared to $327,266 as of December 31, 2004. During 2005, PRIMEDIA redeemed all of its Series D, F and H Exchangeable Preferred Stock, and the 7 5/8% Senior Notes and issued a new $500,000 Term B Loan. Historical CSI believes available cash and unused credit facilities at December 31, 2005 should help mitigate any future possible cash flow shortfalls. Historical CSI's asset sales and continued cost monitoring enacted during 2005 and 2004 have facilitated its strategy to become a better strategically focused company while strengthening its balance sheet and improving liquidity.

        Historical CSI believes its liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments on its debt and other anticipated expenditures in 2006 and for the foreseeable future. Historical CSI has no significant required debt repayments until 2010.

Working Capital

        Consolidated working capital was $23,530 at December 31, 2005 compared to a deficit of $67,284 at December 31, 2004. The improvement in working capital deficiency in 2005 was primarily due to increased net assets held for sale at December 31, 2005 offset by reduced accounts payable, accrued expenses and deferred revenues at December 31, 2005, primarily due to the timing of payments.

Cash Flow—2005 Compared to 2004

        The operations of Historical CSI generated the cash flow used by PRIMEDIA to meet its obligations. Below is a discussion of how PRIMEDIA used such cash flows.

        Net cash provided by operating activities decreased to $32,116 in 2005 from $60,709 in 2004. This decrease is due to lower Segment EBITDA and increased working capital principally due to timing of payments, partially offset by lower debt service on PRIMEDIA's shares subject to mandatory redemption in 2005. For purposes of calculating cash provided by operating activities, discontinued operations are included until sold or shut down; therefore, these units did not contribute to operating activities for the full year.

        Net cash provided by investing activities increased $635,333 to $687,304 in 2005 from $51,971 in 2004. This is largely due to the increase in proceeds from the sales of businesses of $823,099, as Historical CSI completed the sales of its Workplace Learning division for approximately $21,300, About.com for approximately $410,600, its Business Information segment for approximately $385,000 and Ward's for $5,750 during 2005. In addition, payments for businesses acquired increased $103,371 during 2005, primarily due to the acquisitions of Automotive.com for $68,682 (cash portion), New Home Update for $15,800 and Equine for approximately $3,525. Historical CSI expects capital spending in 2006 to remain consistent with 2005.

        Net cash used in financing activities was $721,991 in 2005 compared to $111,515 in 2004. This increase in use of cash is predominantly due to payments for repurchases of PRIMEDIA's senior notes of $228,989, the absence of proceeds from issuance of senior notes during 2004 of $175,000, and an increase in cash used for the redemption of PRIMEDIA's Exchangeable Preferred Stock during 2005 of $479,278. All financing activity cash flows discussed above are included in intercompany activity on the statements of consolidated cash flows for the years ended December 31, 2005 and 2004.

Cash Flow—2004 Compared to 2003

        The operations of Historical CSI generated the cash flow used by PRIMEDIA to meet its obligations. Below is a discussion of how PRIMEDIA used such cash flows.

        Net cash provided by operating activities decreased to $60,709 in 2004 from $72,376 in 2003. This decrease is due primarily to higher debt service and lower Segment EBITDA partially offset by improved working capital management.

        Net cash provided by investing activities decreased $99,480 to $51,971 in 2004 from $151,451 in 2003. Proceeds from the sale of businesses were $70,351 in 2004 compared to $214,853 in 2003. Net capital expenditures decreased to $33,327 in 2004, compared to $38,081 in 2003.

        Net cash used in financing activities was $111,515 in 2004 compared to $229,340 in 2003 predominantly due to proceeds from PRIMEDIA's issuance of $175,000 Senior Floating Rate Notes and a new $100,000 term loan C credit facility offset by voluntary permanent reductions of term loans A and B of $150,000 and the pay-down of all outstanding borrowings under PRIMEDIA's revolving credit facility. Subsequently, in July 2004, PRIMEDIA redeemed all of its outstanding Series J Convertible Preferred Stock for approximately $178,000, using cash on hand of approximately $33,000 and $145,000 of advances under its revolving credit facility (see further discussion below in Other Arrangements). In 2003, proceeds from the sale of businesses and the issuance of 8% Senior Notes were used to pay down borrowings under PRIMEDIA's credit facilities and redeem PRIMEDIA's remaining 8 1/2% Senior Notes (see further discussion below in Financing Arrangements). All financing activity cash flows discussed above are included in intercompany activity on the statements of consolidated cash flows for the years ended December 31, 2004 and 2003.

Free Cash Flow

        The following table presents Historical CSI's Free Cash Flow for the years ended December 31, 2005, 2004 and 2003, respectively:

Net cash provided by operating activities	$32,116	$60,709	$72,376
Additions to property and equipment	(30,039)	(33,327)	(38,081)
Capital lease payments	(3,466)	(4,841)	(7,645)

Free Cash Flow	$(1,389)	$22,541	$26,650

Supplemental information:
Cash interest paid on parent debt	$162,748	$158,183	$135,163

Cash interest paid on capital and restructured leases	$4,816	$6,698	$10,767

Cash taxes paid, net of refunds received	$4,767	$1,192	$328

Cash paid for severance, closures and restructuring related costs	$4,182	$8,038	$8,663

        For purposes of calculating Free Cash Flow, discontinued operations are included until sold or shut down; therefore, these units did not contribute to operating activities for the full year 2005.

Financing Arrangements

Bank Credit Facilities

        Due to PRIMEDIA on the consolidated balance sheets, for all periods presented, consists of Historical CSI's allocated portion of PRIMEDIA's long-term debt, which was used to make investments and acquire businesses, as described below, as well as amounts due to PRIMEDIA related to allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries. While the debt is available to fund the operations of Historical CSI, the named holder of the debt, according to the bank credit facilities and Senior Note agreements, is PRIMEDIA. Amounts borrowed by PRIMEDIA under its bank credit facilities have been used primarily to finance certain acquisitions of Historical CSI.

        Under its bank credit facilities and Senior Note agreements, PRIMEDIA is allowed to designate certain businesses as unrestricted subsidiaries to the extent that the value of those businesses does not exceed the permitted amounts, as defined in these agreements. PRIMEDIA has designated certain of Historical CSI's businesses as unrestricted (the "Unrestricted Group"), which primarily represent Internet businesses, trademark and content licensing and service companies, new launches (including traditional start-ups), other properties under evaluation for turnaround or shutdown and foreign subsidiaries. Except for those specifically designated by PRIMEDIA as unrestricted, all businesses of Historical CSI are restricted (the "Restricted Group"). Indebtedness under the bank credit facilities and Senior Note agreements is guaranteed by each of Historical CSI's 100%-owned domestic subsidiaries in the Restricted Group in accordance with the provisions and limitations of PRIMEDIA's bank credit facilities and Senior Note agreements. The guarantees are full, unconditional and joint and several. The Unrestricted Group does not guarantee the bank credit facilities or Senior Notes. Although Automotive.com is included in the Restricted Group under the bank credit facilities agreement and the Senior Notes, it does not guarantee the debt. For purposes of determining compliance with certain financial covenants in PRIMEDIA's bank credit facilities, the Unrestricted Group's results (positive or negative) are not reflected in the Consolidated EBITDA of the Restricted Group which, as defined in the bank credit facilities agreement, excludes losses of the Unrestricted

Group, non-cash charges and restructuring charges and is adjusted primarily for the trailing four quarters' results of acquisitions and divestitures and estimated savings for acquired business.

        Upon redemption of the Series D and Series F Exchangeable Preferred Stock on May 11, 2005, PRIMEDIA prepaid its outstanding term loan A and term loan B in aggregate principal amounts of $5,000 and $35,000, respectively, and permanently reduced its total revolving loan commitments in an aggregate amount of $30,000. PRIMEDIA made scheduled payments on its term loan A, term loan B and term loan C of $7,857, $1,129 and $500, respectively, during 2005. On September 30, 2005, PRIMEDIA entered into a new $500,000 term loan B credit facility with a maturity date of September 30, 2013. The new term loan B bears interest at the base rate plus 1.25% or LIBOR plus 2.25% per year. PRIMEDIA applied the net proceeds from the sale of its Business Information segment, and a portion of the new term loan B to prepay $47,143 of outstanding term loan A commitments, $216,777 of term loan B commitments and $99,000 of term loan C commitments, with the remainder used to temporarily pay down all outstanding advances under the revolving credit facility. In addition, PRIMEDIA permanently reduced its total revolving loan commitments in an aggregate principal amount of $79,084. Also, as scheduled, there was a commitment reduction of $19,771 on the revolving credit facility during 2005.

        Under the most restrictive covenants as defined in the bank credit facilities agreement, as amended on September 30, 2005, PRIMEDIA must maintain a minimum interest coverage ratio, as defined, of 1.75 to 1 and a minimum fixed charge coverage ratio, as defined, of 1.05 to 1. The maximum allowable debt leverage ratio, as defined in the bank credit facilities, is 6.25 to 1 and decreases to 6.00 to 1 on October 1, 2007. PRIMEDIA is in compliance with all of the financial and operating covenants of PRIMEDIA's financing arrangements.

        Substantially all proceeds from sales of businesses and other investments were used to pay down borrowings under the bank credit facilities agreement. Amounts under the bank credit facilities may be reborrowed and used for general corporate and working capital purposes as well as to finance certain future acquisitions. PRIMEDIA made the following payments for the years ended December 31, 2005 and 2004:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Term A (cash pre-payment)	$52,143	$30,000
Term A (scheduled payment)	7,857	—
Term B (cash pre-payment)	251,777	120,000
Term B (scheduled payment)	1,129	—
Term C (cash pre-payment)	99,000	—
Term C (scheduled payment)	500	—

Total	$412,406	$150,000

        There were commitment reductions of $128,855 and $21,350 on PRIMEDIA's revolving credit facility during 2005 and 2004, respectively.

        The bank credit facilities consisted of the following as of December 31, 2005:

	Revolver	Term B	Total
Bank Credit Facilities	$276,795	$500,000	$776,795
Borrowings Outstanding	(13,000)	(500,000)	(513,000)
Letters of Credit Outstanding	(20,161)	—	(20,161)

Unused Bank Commitments	$243,634	$—	$243,634

        With the exception of the new term loan B and the Senior Floating Rate Notes, the amounts borrowed bear interest, at PRIMEDIA's option, at either the base rate plus an applicable margin ranging from 0.125% to 1.5% or LIBOR plus an applicable margin ranging from 1.125% to 2.5%. The Senior Floating Rate Notes bear interest equal to three-month LIBOR plus 5.375% per year. The new term loan B bears interest at base rate plus 1.25% or LIBOR plus 2.25% per year.

        Under the bank credit facilities, PRIMEDIA has agreed to pay commitment fees at a per annum rate of either 0.375% or 0.5%, depending on its debt to EBITDA ratio, as defined in the bank credit facilities agreement, on the daily average aggregate unutilized commitment under the revolving loan commitment. During the first, second, third and fourth quarters of 2005, PRIMEDIA's commitment fees were paid at a weighted average rate of 0.5%. PRIMEDIA also has agreed to pay certain fees with respect to the issuance of letters of credit and an annual administration fee. From time to time PRIMEDIA may pay amendment fees under its bank credit facilities.

        The commitments under the revolving loan portion of the bank credit facilities are subject to mandatory reductions semi-annually on June 30 and December 31, with the final reduction on June 30, 2008. The aggregate remaining mandatory reductions of the revolving loan commitments under the bank credit facilities are $118,627 in 2007 and a final reduction of $158,168 in 2008. To the extent that the total revolving credit loans outstanding exceed the reduced commitment amount, these loans must be paid down to an amount equal to or less than the reduced commitment amount. However, if the total revolving credit loans outstanding do not exceed the reduced commitment amount, then there is no requirement to pay down any of the revolving credit loans. Remaining aggregate term loan payments under the bank credit facilities are $5,000 in 2006 through 2012 and $465,000 in 2013.

        The bank credit facilities agreement, among other things, limits PRIMEDIA's and therefore our ability to change the nature of its businesses, incur indebtedness, create liens, sell assets, engage in mergers, consolidations or transactions with affiliates, make investments in or loans to certain subsidiaries, issue guarantees and make certain restricted payments including dividend payments on or repurchases of PRIMEDIA's common stock in excess of $75,000 in any given year.

        The bank credit facilities and Senior Notes agreements of PRIMEDIA contain certain customary events of default which generally give the banks or the noteholders, as applicable, the right to accelerate payments of outstanding debt. Under the bank credit facilities agreement, these events include:

  •
  failure to maintain required covenant ratios, as described below;

  •
  failure to make a payment of principal, interest or fees within five days of its due date;

  •
  default, beyond any applicable grace period, on any aggregate indebtedness of PRIMEDIA exceeding $20,000;

  •
  occurrence of certain insolvency proceedings with respect to PRIMEDIA or any of its material subsidiaries;

  •
  entry of one judgment or decree involving a liability of $15,000 or more (or more than one involving an aggregate liability of $25,000 or more); and

  •
  occurrence of certain events constituting a change of control of PRIMEDIA.

        The events of default contained in PRIMEDIA's Senior Notes are similar to, but generally less restrictive than, those contained in PRIMEDIA's bank credit facilities.

Senior Notes and Senior Note Redemptions

        7 5/8% Senior Notes. During 2005 PRIMEDIA redeemed $226,000 aggregate principal amount of its 7 5/8 Senior Notes Due 2008. The 7 5/8% Senior Notes were redeemed at 101.271% of the principal amount plus accrued interest.

        8 7/8% Senior Notes. The 8 7/8% Senior Notes, with a face value of $475,500, mature on May 15, 2011, with no sinking fund requirements. Interest is payable semi-annually in May and November at an annual rate of 8 7/8%. Beginning on May 15, 2006, the 8 7/8% Senior Notes are redeemable in whole or in part at the option of PRIMEDIA, at 104.438% with annual reductions to 100% in 2009 and thereafter, plus accrued and unpaid interest. The unamortized discount for these notes totaled $4,487 and $5,110 at December 31, 2005 and 2004, respectively.

        8% Senior Notes. On May 15, 2003, PRIMEDIA issued $300,000 of Senior Notes at par. Interest is payable semi-annually in May and November at the annual rate of 8%. The 8% Senior Notes mature on May 15, 2013 with no sinking fund requirements and may not be redeemed prior to May 15, 2008 other than through the use of proceeds of future equity offerings, subject to certain conditions, or in connection with a change of control. Beginning on May 15, 2008, the notes are redeemable in whole or in part at the option of PRIMEDIA, at 104% with annual reductions to 100% in 2011 and thereafter, plus accrued and unpaid interest.

        Senior Floating Rate Notes. On May 14, 2004, PRIMEDIA issued $175,000 of Senior Floating Rate Notes at par. Interest is payable quarterly in February, May, August and November at the annual rate equal to the three month LIBOR plus 5.375%. The Senior Floating Rate Notes mature on May 15, 2010 with no sinking fund requirements and may not be redeemed prior to May 15, 2007 other than through the use of proceeds of future equity offerings, subject to certain conditions, or in connection with a change of control. Beginning in May 2007, the notes are redeemable in whole or in part at the option of PRIMEDIA, at 103% in 2007 with annual reductions to 100% in 2009 and thereafter, plus accrued and unpaid interest.

Contractual Obligations

        The Senior Notes and the bank credit facilities all rank senior in right of payment to all subordinated obligations which PRIMEDIA (a holding company) may incur. The Senior Notes are secured by a pledge of stock of Historical CSI.

        If PRIMEDIA becomes subject to a change of control, as defined in the indentures governing the Senior Notes, each holder of the Senior Notes will have the right to require PRIMEDIA to purchase any or all of its Senior Notes at a purchase price equal to 101% of the aggregate principal amount of the purchased Senior Notes plus accrued and unpaid interest, if any, to the date of purchase.

        There are no significant required debt repayments until 2010. The contractual obligations of Historical CSI are as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
PRIMEDIA long-term debt obligations (net of unamortized discounts)	$1,459,013	$5,000	$23,000	$185,000	$1,246,013
PRIMEDIA interest on long-term debt obligations(1)	764,291	120,465	238,500	227,551	177,775
Capital lease obligations and other	4,457	1,861	1,503	871	222
Interest on capital lease obligations	561	242	229	85	5
Operating lease obligations(2)	83,262	26,561	38,359	13,749	4,593
Fair value of forward agreement(3)	23,681	—	—	23,681	—

Total Contractual Obligations	$2,335,265	$154,129	$301,591	$450,937	$1,428,608

(1)
Interest payments are based on PRIMEDIA projected interest rates and estimated principal amounts outstanding for the periods presented.

(2)
Future rental commitments for the above operating leases have not been reduced by minimum noncancelable sublease rentals aggregating $73,155 as of December 31, 2005.

(3)
Present value of expected future payments related to the acquisition of Automotive.com.

        PRIMEDIA has $13,000 of borrowings outstanding at December 31, 2005 under the revolving loan portion of the bank credit facility. The bank credit facility expires in 2008. Assuming this balance remains constant until the end of the term, and application of PRIMEDIA's projected interest rates, total interest payments related to the revolver under PRIMEDIA's bank credit facility are estimated to be $2,410 for the periods presented in the above table. These interest payments are not included in the above table.

        PRIMEDIA has other commitments in the form of letters of credit of $20,161 aggregate face value which expire on or before December 31, 2006.

        A change in the rating of PRIMEDIA's debt instruments by the outside rating agencies does not negatively impact PRIMEDIA's ability to use PRIMEDIA's available lines of credit or the borrowing rate under PRIMEDIA's bank credit facilities. As of February 28, 2006, PRIMEDIA's senior debt rating from Moody's was B2 and from Standard and Poor's was B.

Additional Payments

        Under the provisions of the Automotive.com Stockholders Agreement, PRIMEDIA must make quarterly payments (the "Additional Payments") to the minority shareholders of Automotive.com in the amount of 30% of Remaining Free Cash Flow, as defined in the Automotive.com Stockholders Agreement. The Additional Payments will be paid within 45 days of the end of each calendar quarter commencing with the quarter ended December 31, 2005 and ending within 45 days of the quarter ending December 31, 2008, or December 31, 2009, if the forward agreement (see discussion below) is extended by the minority shareholders. The Additional Payments will be recognized when the related contingency is resolved and the consideration is paid or becomes payable. The pro rata share of the Additional Payments made to Automotive.com's Chief Executive Officer ("CEO") will be recorded as compensation expense due to the nature of his ongoing relationship with Automotive.com. The remaining pro rata share of the Additional Payments to be made to the other minority shareholders will be recorded as an adjustment to the purchase price of Automotive.com.

Off Balance Sheet Arrangements

        PRIMEDIA and Historical CSI have no variable interest (otherwise known as "special purpose") entities or off balance sheet debt, other than as related to operating leases in the ordinary course of business.

Covenant Compliance

        Under the most restrictive covenants as defined in the bank credit facilities agreement, as amended on September 30, 2005, PRIMEDIA must maintain a minimum interest coverage ratio, as defined, of 1.75 to 1 and a minimum fixed charge coverage ratio, as defined, of 1.05 to 1. The maximum allowable debt leverage ratio, as defined in the bank credit facilities, is 6.25 to 1 and decreases to 6.00 to 1 on October 1, 2007. PRIMEDIA is in compliance with all of the financial and operating covenants of its financing arrangements.

Other Arrangements

        In 2003, as the result of the termination of an executive formerly with About, the executive's restricted shares and options were vested resulting in an additional charge of $1,120.

        In the second quarter of 2003, the Board of Directors of PRIMEDIA authorized the exchange of up to an aggregate of $50,000 of Exchangeable Preferred Stock for common stock and the subsequent purchase of the common stock. During 2003, PRIMEDIA exchanged $9,500 liquidation value of Series D Exchangeable Preferred Stock (carrying value of $9,410) for 3,055,961 shares of common stock, $7,000 liquidation value of Series F Exchangeable Preferred Stock (carrying value of $6,849) for 2,124,166 shares of common stock and $2,350 liquidation value of Series H Exchangeable Preferred Stock (carrying value of $2,307) for 693,250 shares of common stock. PRIMEDIA repurchased all of the common stock issued in connection with the exchange transactions in 2003.

        The exchange transactions described above were entered into by PRIMEDIA with the holders of the Exchangeable Preferred Stock in privately negotiated transactions. PRIMEDIA recognized a net gain of $959 on the exchanges described above for the year ended December 31, 2003. Of this gain, $944 was included in additional paid-in capital on PRIMEDIA's consolidated balance sheet as of December 31, 2003, and $15 is included in other, net on PRIMEDIA's statement of consolidated operations for the year ended December 31, 2003 due to the adoption of SFAS 150 effective July 1, 2003.

Contingencies and Other

        Historical CSI is involved in ordinary and routine litigation incidental to its business. In the opinion of management, there is no pending legal proceeding that would have a material adverse effect on the consolidated financial statements of Historical CSI.

        As of and for the year ended December 31, 2005, no officers or directors of Historical CSI have been granted loans by Historical CSI, nor has Historical CSI guaranteed any obligations of such persons.

        In 2005, Historical CSI sold the remaining net assets of Workplace Learning for the assumption of liabilities, however, Historical CSI retained a secondary liability regarding the Carrolton, TX building lease and a lease for satellite time. At the time of the sale Historical CSI received a third party guarantee of up to $10,000 against those lease obligations to reimburse Historical CSI for lease payments made. During 2005, no such lease payments were made.

Impact of Inflation and Other Costs

        The impact of inflation was immaterial during 2005, 2004 and 2003. Postage, however, for product distribution and direct mail solicitations is a significant expense of Historical CSI. Historical CSI uses the U.S. Postal Service for distribution of many of its products and marketing materials. Postal rates are increasing 5.4% in 2006. In the past, the effects of inflation on operating expenses including postage increases have substantially been offset by Historical CSI's ability to increase selling prices. No assurances can be given that Historical CSI can pass such cost increases through to its customers in the future. In addition to pricing actions, Historical CSI is continuing to examine all aspects of the manufacturing and purchasing processes to identify ways to offset price increases. Beginning in 2004, the entire industry saw a rise in the cost of paper which continued to increase in 2005 with moderate increases expected in 2006. Historical CSI's paper expense decreased approximately 5%, 4% and 11% in 2005, 2004 and 2003, respectively. Paper cost represented approximately 10%, 8%, and 8% of Historical CSI's total operating expenses in 2005, 2004 and 2003, respectively. Historical CSI attributes the 2005 decrease in paper expenses primarily to lower volume usage.

Seasonality

        Historical CSI's operations are seasonal in nature. Operating results have historically been stronger in the second half of the year with generally strongest results generated in the fourth quarter of the year. The seasonality of Historical CSI's business reflects (i) the relationship between advertising purchases and the retail and academic cycles and (ii) subscription promotions and the holiday season. As discussed above in the Business of Historical CSI section, Channel One and FMG conduct most of their business during the school year. This seasonality causes, and will likely continue to cause, a variation in Historical CSI's quarterly operating results. Such variations have an effect on the timing of Historical CSI's cash flows and the reported quarterly results.

Quantitative and Qualitative Disclosures about Market Risk

        Historical CSI is exposed to the impact of changes in interest rates. At December 31, 2005, 53% of PRIMEDIA's borrowings are fixed rate and neither PRIMEDIA nor Historical CSI were a party to any interest rate swap contracts.

        The following table provides information about our financial instruments that are sensitive to changes in interest rates, including debt obligations at December 31, 2005 and 2004. For debt obligations, the table presents mandatory principal reductions, repayment schedules of outstanding debt and projected weighted average interest rates by expected maturity dates. For variable rate instruments, we have indicated the applicable floating rate index. The fair value of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and may not be indicative of their actual fair values.

        PRIMEDIA periodically evaluates its exposure to interest rates and maintains a balance between fixed rate and variable rate obligations. As summarized in the table below, as of December 31, 2005 and 2004, PRIMEDIA carried a fixed rate on $775,500 and $1,476,174, respectively, or 53% and 69% of the outstanding long-term debt, including shares subject to mandatory redemption and excluding capital leases, respectively.

At December 31, 2005

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value at 12/31/05
LIABILITIES
Long-Term Debt including Current Portion:
Fixed Rate Debt	$—	$—	$—	$—	$—	$775,500	$775,500	$696,730
Weighted Average Interest Rate	8.54%	8.54%	8.54%	8.54%	8.54%	8.54%	8.54%
Variable Rate Debt	$5,000	$5,000	$18,000	$5,000	$180,000	$475,000	$688,000	$683,625
Average Interest Rate-Forward LIBOR Curve Plus Determined Spread	7.86%	8.15%	8.15%	8.24%	8.32%	8.32%	8.07%

At December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value at 12/31/04
LIABILITIES
Long-Term Debt including Current Portion:
Fixed Rate Debt	$—	$—	$—	$393,603	$95,333	$987,238	$1,476,174	$1,485,175
Weighted Average Interest Rate	8.62%	8.62%	8.62%	8.61%	8.56%	8.56%	8.62%
Variable Rate Debt	$20,764	$20,764	$20,764	$80,192	$337,922	$175,000	$655,406	$665,031
Average Interest Rate-Forward LIBOR Curve Plus Determined Spread	6.63%	7.36%	7.80%	8.45%	10.26%	10.26%	7.70%

        PRIMEDIA has entered into variable-rate debt that, at December 31, 2005, had an outstanding balance of $688,000 and a fair value of $683,625. Based on PRIMEDIA's variable-rate obligations outstanding at December 31, 2005, each 25 basis point increase or decrease in the level of interest rates would, respectively, increase or decrease PRIMEDIA's annual interest expense and related cash payments by approximately $1,720. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of variable-rate debt for all maturities and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

        PRIMEDIA has entered into fixed-rate debt that at December 31, 2005, had an outstanding balance of $775,500 and a fair value of $696,730. Based on PRIMEDIA's fixed-rate debt obligations outstanding at December 31, 2005, a 25 basis point increase or decrease in the level of interest rates would, respectively, decrease or increase the fair value of the fixed-rate debt by approximately $8,638. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level and rate of fixed-rate debt and an immediate, across-the-board increase or decrease in the level of intererest rates with no other subsequent changes for the remainder of the period.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Segment Data

        The following table presents the results of Historical CSI's three operating segments and CSI Corporate:

	Six Months Ended June 30,
	2006	2005
Revenues, net:
Consumer Guides	$162,685	$155,119
Enthusiast Media	307,834	297,854
Education	29,985	37,235
Intersegment Eliminations	(115)	(167)

Total	$500,389	$490,041

Segment EBITDA: (1)
Consumer Guides	$35,910	$36,155
Enthusiast Media	53,682	55,917
Education	(111)	5,708
CSI Corporate	(13,967)	(13,664)

Total Segment EBITDA	$75,514	$84,116

Depreciation, amortization and other charges: (2)	$25,193	$21,489
Operating income (loss)	$50,321	$62,627
Other income (expense):
Interest expense	11,327	(672)
Parent interest, dividends and other (3)(4)	(63,847)	(89,366)
Other income (expense), net	(762)	162

Loss from continuing operations before provision for income taxes	(2,961)	(27,249)
Provision for income taxes	(2,128)	(5,751)
Discontinued operations (5)	10,914	403,524
Cumulative effect of change in accounting principle (from the adoption of SFAS 123(R))	22	—

Net income	$5,847	$370,524

(1)
Segment EBITDA represents the segments' earnings before interest, taxes, depreciation, amortization and other charges (income) (see Note 2 below).

(2)
Other charges include non-cash compensation, provision for severance, closures and restructuring related costs, other corporate expenses and loss on sale of businesses and other, net.

(3)
Interest expense of PRIMEDIA was reduced by $12,041 due to the quarterly fair value measurement of the deferred purchase price liability arising from the forward agreement related to the Automotive.com acquisition.

(4)
During 2005, PRIMEDIA redeemed all of its outstanding shares subject to mandatory redemption (liquidation preference of approximately $475,000).

(5)
Discontinued operations include gain/(loss) on sale of businesses, net of $382,462 for the six months ended June 30, 2006.

Results of Operations—Six-Month Periods

Consolidated Results:

Revenues, Net

        Consolidated revenues were $500,389 in the six months ended June 30, 2006 compared to $490,041 in the same period of 2005:

	Six Months Ended June 30,
			Percent Change
	2006	2005
Revenues, net:
Advertising	$315,926	$318,345	(0.8)%
Circulation	99,333	100,605	(1.3)%
Other	85,130	71,091	19.7%

Total	$500,389	$490,041	2.1%

        Advertising revenues decreased by $2,419 in the six months ended June 30, 2006 compared to 2005 due to decreases of $2,906 and $6,177 in the Enthusiast Media and Education segments, respectively, partially offset by an increase of $6,664 in the Consumer Guides segment. Circulation revenues, which are generated entirely by the Enthusiast Media segment, decreased $1,272 in 2006 due to continued weakness in single copy sales. Other revenues, including distribution and non-print revenues, increased $14,039 in 2006 compared to 2005, primarily due to an increase in the Enthusiast Media segment of $14,187, primarily due to the acquisition of Automotive.com in the fourth quarter of 2005. Revenue trends within each segment are further detailed in the segment discussions below.

Operating Income

        Operating income was $50,321 for the six months ended June 30, 2006 compared to $62,627 for the same period of 2005. The decrease in operating income in 2006 primarily resulted from increased operating expenses due to significant investments made in new publications and in increased distribution capacity at Consumer Guides, as well as increased paper, ink and postage costs at Enthusiast Media.

Net Income

        Historical CSI had net income of $5,847 in the six months ended June 30, 2006 compared to $370,524 in the same period of 2005. The decrease in net income was primarily due to the net gain of $378,906 from the sale of About.com in the first quarter of 2005.

        Parent interest expense and other, including interest allocated to Historical CSI by PRIMEDIA, was $63,847 in the six months ended June 30, 2006 down from $89,366 in the same period of 2005. In the six months ended June 30, 2006, PRIMEDIA recorded $12,041 as a credit to interest expense for the quarterly fair value measurement of the deferred purchase price liability arising from the forward agreement related to the Automotive.com acquisition. Excluding this credit, Historical CSI's allocated interest expense in 2006 decreased, due to lower average debt levels of PRIMEDIA partially offset by higher interest rates.

Discontinued Operations

        SFAS 144 requires sales, disposals of long-lived assets and businesses held for sale that meet certain criteria to be classified on the statement of consolidated operations as discontinued operations and to reclassify prior periods accordingly. During the first quarter of 2005, Historical CSI completed the sales of About.com and Bankers Training & Consulting Company, the financial services division of PRIMEDIA Workplace Learning. On April 1, 2005, Historical CSI sold the remaining net assets of Workplace Learning for the assumption of liabilities. Also during 2005, Historical CSI sold its Business Information segment, including Ward's, discontinued the operations of two magazines in the Enthusiast Media segment, discontinued the operations of its Software on Demand division within the Education segment, and decided to pursue the sales of its Crafts and History groups within the Enthusiast Media segment.

        In the first quarter of 2006, Historical CSI completed the sale of the History group.

        In the third quarter of 2006, Historical CSI completed the sale of the Crafts group.

        In accordance with SFAS 144, the financial results of all of these operations have been classified as discontinued operations on the statements of consolidated operations for all periods presented. For the six months ended June 30, 2006 and 2005, discontinued operations include a net gain on sale of businesses of $13,668 and $382,462, respectively.

Cumulative Effect of Change in Accounting Principle

        Effective January 1, 2006, PRIMEDIA adopted SFAS 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment," using the modified prospective method. Prior to the adoption of this statement, Historical CSI expensed the fair value of stock based compensation for all grants, modifications or settlements made on or after January 1, 2003 in accordance with the provisions of SFAS 123 adopted on January 1, 2003 using the prospective method. Upon adoption of SFAS 123(R), Historical CSI is also required to expense the fair value of any awards that were granted prior to January 1, 2003 and were not fully vested as of January 1, 2006. The cumulative effect of adopting this change in accounting principle, as required by SFAS 123(R), was $22, included in the six months ended June 30, 2006.

Segment Results:

Consumer Guides Segment (includes Apartment Guide, New Home Guide, Auto Guide, RentClicks, AmericanHomeGuides.com, Rentals.com, and the DistribuTech distribution business)

Revenues, Net

        Consumer Guides revenues were $162,685, or 32.5% and $155,119, or 31.7% of Historical CSI's consolidated revenues for the six months ended June 30, 2006 and 2005, respectively. Consumer Guides revenues increased $7,566, or 4.9% in the six months ended June 30, 2006 compared to the same period of 2005, as follows:

	Six Months Ended June 30,
			Percent Change
	2006	2005
Revenues, net:
Advertising	$134,383	$127,719	5.2%
Other	28,302	27,400	3.3%

Total	$162,685	$155,119	4.9%

        Consumer Guides' advertising revenue growth was driven primarily by strong results in the segment's New Home Guide division and the expansion of the segment's Auto Guide division, offset by the forecasted declines in the segment's Apartment Guide division. Other revenue increased 3.3% as the DistribuTech division increased its utilization of retail distribution programs throughout the country.

        Apartment Guide, ApartmentGuide.com, RentClicks.com:    The segment's largest business, Apartment Guide/ApartmentGuide.com, continues to face challenging market conditions in the multi-family housing industry. Advertising revenue declined 5.4% in the first half of 2006 compared to the first half of 2005, primarily due to high occupancy rates in several large markets that lost supply to condominium conversions or were impacted by 2005 hurricane activity. Condominium conversions, which reduce existing and potential customers from Apartment Guide markets, continued to negatively impact the business in the first half of 2006, although the rate of condominium conversions has slowed considerably. While these negative market conditions resulted in reduced advertising revenue for the first half of 2006, the Apartment Guide brand continued to show its strength as ApartmentGuide.com grew leads by 3.3% versus 2005. RentClicks was acquired in the first quarter of 2006, and performed well with revenue of $2,355 in the first half of 2006.

        New Home Guide, NewHomeGuide.com:    The segment's New Home Guide/NewHomeGuide.com business continued to deliver strong results in the first half of 2006. This reflects New Home Guide continuing to establish itself as one of the most cost-effective and attractive media channels for home builders. Historical CSI is confident that New Home Guide's value to advertisers, usefulness to home buyers and brokers, current low penetration of builder communities, and strong momentum in its existing markets will allow it to continue to grow through a softer housing market, especially as developers increase their emphasis on marketing to reduce housing inventory.

        Auto Guide, AutoGuide.com:    During the first half of 2006, the segment's Auto Guide business continued to show strong growth with revenue growth of 169% in the first half of 2006. This new division now represents an $18 million business based on annualized revenue in the second quarter, and continues to have strong growth potential both within its existing markets and through new market expansion.

        DistribuTech:    DistribuTech's revenue increased by 3.3% in the first half of 2006. Consumer Guides' strategy is to continually optimize distribution for its own guides at minimal cost. As a result, in the second quarter Historical CSI reduced its quantity of revenue-generating distribution locations (retail locations in which DistribuTech leases to third parties rack space it does not use for its own products) while increasing its quantity of non-revenue-generating distribution locations, such as street boxes. This shift in the mix of distribution locations took place primarily in markets where DistribuTech had an extremely high share of retail distribution. The net effect of this optimization was reduced Consumer Guides revenue with a positive impact on Consumer Guides profitability. DistribuTech's strategy to optimize its distribution locations to best meet the distribution needs of the Consumer Guides has historically and will continue to cause DistribuTech revenue and profitability to fluctuate.

Segment EBITDA

        Consumer Guides segment EBITDA decreased $245, or 0.7% in the six months ended June 30, 2006 from $36,155 in the same period of 2005. The slight decrease in EBITDA is primarily due to increases in operating costs of approximately 6.6% over prior year, due to the acquisitions in 2005 and early 2006.

Operating Income

        Operating income decreased $2,084 or 6.7% in the six months ended June 30, 2006 from the same period of 2005. This decrease was primarily driven by the slight decline in Segment EBITDA, coupled with increased depreciation and amortization expenses due to the acquisitions in 2005 and early 2006, as well as increased charges for provision for severance, closures and restructuring related costs.

Enthusiast Media Segment (includes Automotive, Outdoors, and other groups)

Revenues, Net

        Enthusiast Media revenues were $307,834 or 61.5% and $297,854 or 60.8% of Historical CSI's consolidated revenues for the six months ended June 30, 2006 and 2005, respectively. Enthusiast Media revenues increased $9,980 or 3.4% in the the six months ended June 30, 2006 compared to the same period of 2005 as follows:

	Six Months Ended June 30,
			Percent Change
	2006	2005
Revenues, net:
Advertising	$168,201	$171,107	(1.7)%
Circulation	99,333	100,605	(1.3)%
Other	40,185	25,998	54.6%
Intersegment revenues	115	144

Total	$307,834	$297,854	3.4%

        Enthusiast Media's advertising revenue decline primarily reflects continued challenges in the International Auto Group and in the smaller publication groups. Growth in other revenue reflects continued success in expanding the segment's non-print businesses, driven primarily by the acquisitions of Automotive.com and Equine.com. Automotive.com continues to make substantial progress as auto dealers seek increased car sale leads. Equine.com is tracking well to generate additional synergies from its proprietary technology and unique marketing tools.

        Automotive: The Automotive Group grew 5.6% in the first half of 2006. This revenue growth is primarily due to the acquisition of Automotive.com, organic growth of Historical CSI Automotive Digital Network, Automobile magazine's performance, and growth in television and radio, partially offset by declines in the International and Performance Automotive groups. During the first half of 2006, the International Automotive Group was restructured, dividing the publications between the Consumer and Performance Automotive Groups to both significantly reduce overhead costs and improve market execution.

        Historical CSI has implemented significant product improvements on 16 magazines thus far in 2006. The majority of these improvements have been made in the Performance and International Automotive groups, where challenges have been greatest. The early results of the redesigns are positive as the total newsstand units on the 16 titles have increased by over 5% versus the average sales in the six months prior to the redesigns. This growth rate compares favorably with low single-digit declines over the same time period in the publications that were not redesigned. In addition, almost 40% of the units sold are at a higher cover price than prior to the redesign. Advertising revenue trends were over 20% higher on the redesigned titles than on the rest of the portfolio. This advertising gap includes a surge in advertiser enthusiasm for redesigned publications' first issues, and is expected to continue at a somewhat lower level over time. The 16 publications that have been redesigned represent approximately 20% of total Enthusiast Media print revenue.

        U.S. automaker print advertising in the first half of 2006 was just 4% of the segment's total print advertising revenue. Total automaker print advertising in the first half of 2006 was 12% of the segment's total, and non-automaker automotive print advertising (aftermarket parts and accessories, as examples) was 53% of the segment's total. These percentages reflect little change from last year.

        Outdoors: During the first half of 2006, Historical CSI's Action Sports Group was combined with its Outdoor, Marine, and Equine groups to form PRIMEDIA Outdoors. PRIMEDIA Outdoors grew 0.8% in the first half of 2006. Additionally, in the Outdoors group, Petersen's Hunting, Skateboarder, and Surfing all generated strong results. Non-endemic advertising in the Outdoors group continues to be adversely impacted by automakers' industry-wide reduction in advertising in publications not primarily targeted to in-market car buyers. Outdoors' online revenue grew 18% organically in the first half of 2006. Historical CSI is currently applying Equine.com's transactions engine to develop online marketplaces in the marine and shooting categories and anticipates launches before year-end. Television revenue grew 19% in the first half of 2006 as the Outdoors Group continues to aggressively extend its print franchises.

        Licensing and Merchandising: Licensing and Merchandising revenue was down year-over-year as a result of a difficult environment for the toy business. The group continues to foster creative business development initiatives, collaborating with Historical CSI's Outdoors and Automotive titles. Lowrider-branded merchandise continues to grow its retail presence through branded apparel and product extensions. As result of strong demand and in-store sales, nearly 4,000 retailers such as Mervyn's, City Trends, and Wal-Mart, now carry Lowrider-branded toy, apparel and accessories lines. In addition, several product and apparel licensing deals were struck to expand the current product portfolio and create new retail opportunities for the In-Fisherman brand.

Segment EBITDA

        Enthusiast Media segment EBITDA decreased 4.0% to $53,682 in the six months ended June 30, 2006 from $55,917 in the same period of 2005. This decrease resulted primarily from lower print advertising revenues and increases in paper, ink and postage costs, partially offset by growth in non-print revenues and improvements in circulation profitability. In addition, in the the six months ended June 30, 2006, Historical CSI recorded $481 of compensation expense resulting from the quarterly fair value measurement of the deferred purchase price liability arising from the forward agreement related to the CEO of Automotive.com. As a result, Segment EBITDA margin decreased to 17.4% for the six months ended June 30, 2006 from 18.8% for the same period of 2005.

Operating Income

        Operating income was $41,768 for the six months ended June 30, 2006 compared to $46,686 for the same period of 2005, a decrease of $4,918, or 10.5%. This decrease was primarily driven by a decrease in Segment EBITDA as discussed above, as well as increased depreciation and amortization expenses, primarily due to the acquisition of Automotive.com, partially offset by a decrease in the provision for severance, closures and restructuring related costs.

Education Segment (includes Channel One, FMG and PRIMEDIA Healthcare)

Revenues, Net

        Education revenues were $29,985 or 6.0% and $37,235 or 7.6% of Historical CSI's consolidated revenues for the six months ended June 30, 2006 and 2005, respectively. Education revenues decreased $7,250 or 19.5% in the six months ended June 30, 2006 compared to the same period of 2005 as follows:

	Six Months Ended June 30,
			Percent Change
	2006	2005
Revenues, net:
Advertising	$13,342	$19,519	(31.6)%
Other	16,643	17,693	(5.9)%
Intersegment revenues	—	23

Total	$29,985	$37,235	(19.5)%

        Education advertising revenues, which are generated entirely by Channel One, declined $6,177, or 31.6% in the the six months ended June 30, 2006 compared to the same period of 2005. Channel One's decline in advertising revenue is mainly attributable to the ongoing impact of large reductions in advertising from a few advertisers in late 2005 and a decrease in sales from the entertainment category. Channel One's strategy is to broaden its revenue base beyond traditional advertising through creative sponsorships and the Internet, and to target organizational support for its public affairs programming.

        Other revenue was down 5.9% in the first half of 2006 and primarily consists of revenue from PRIMEDIA Healthcare and FMG. PRIMEDIA Healthcare's revenue increased 4% in the first half of 2006, due to management changes made and new strategic initiatives launched in late 2004. PRIMEDIA Healthcare has already contracted for more revenue in 2006 than in all of 2005. This increase was offset by a decrease in FMG's revenue by 8.2% in the first half of 2006, due to lower direct mail revenues during 2006. In the first quarter of 2006, Historical CSI decided to actively pursue the sale of FMG. The operations of FMG were classified as discontinued operations for all periods presented. Subsequently, Historical CSI actively solicited, but ultimately did not receive any reasonable offers to purchase FMG. Historical CSI concluded that the offers did not reflect FMG's financial potential and as a result, decided to hold and continue to operate FMG. In addition, Historical CSI hired new management to operate FMG. Consequently, in the second quarter of 2006, the operations of FMG have been reclassified to continuing operations for all periods presented.

Segment EBITDA

        Education segment EBITDA decreased $5,819 to $(111) for the the six months ended June 30, 2006 compared to the same period of 2005.

Operating Income (Loss)

        Education segment operating income (loss) for the the six months ended June 30, 2006 was $(3,113) compared to $1,804 in the same period of 2005. This decrease was primarily due to the decrease in Segment EBITDA primarily resulting from lower revenues as discussed above.

CSI Corporate

Corporate Administrative expenses

        Corporate administrative expenses were $13,967 for the the six months ended June 30, 2006, flat compared to $13,664 for the the six months ended June 30, 2005, primarily due to reduced compensation expense resulting from headcount reductions, offset by one-time professional fees incurred related to the exploration of the separation of PRIMEDIA's businesses via a tax-free spin-off, and for a New York office consolidation.

Operating Loss

        CSI Corporate operating loss was $17,151 for the the six months ended June 30, 2006, up 2.3% compared to $16,764 for the the six months ended June 30, 2005. The increase was mainly due to an increase in corporate administrative expenses.

Discontinued Operations

        In accordance with SFAS No. 144, Historical CSI has classified the operating results of all of its divested entities and businesses held for sale as discontinued operations for all periods presented.

Enthusiast Media

        Historical CSI discontinued the following entities within the Enthusiast Media segment during 2005: About, Inc., Ward's Automotive Group, the Crafts and History groups and two magazine titles (shut down). In February 2006, Historical CSI completed the sale of the History group, and in September 2006, Historical CSI completed the sale of the Crafts group.

        Discontinued operations of the Enthusiast Media segment for the six months ended June 30, 2006 and 2005 include revenue of $29,884 and $45,746, respectively, and operating income of $18,873 and $388,173, respectively, inclusive of gain on sale of businesses. This gain on sale of businesses, net of tax, was $13,668 and $378,907 for the six months ended June 30, 2006 and 2005, respectively.

Education

        Historical CSI discontinued the operations of its Software on Demand division during 2005. Additionally, Historical CSI completed the sale of its Workplace Learning division in 2005, excluding PRIMEDIA Healthcare.

        Discontinued operations of the Education segment for the six months ended June 30, 2006 and 2005 include revenue of $0 and $9,367, respectively, and operating income of $13 and $2,980, respectively. For the six months ended June 30, 2005, discontinued operations include a gain on sale of business. This gain on sale of business, which is net of tax, was $3,557 and was related to the sale of Workplace Learning's Bankers Training Division.

Business Information

        Historical CSI sold its Business Information segment during the third quarter of 2005. Business Information segment revenues of $116,543 are included in discontinued operations for the six months ended June 30, 2005. Also included is operating income of $14,503, and a loss on sale of business. This loss on sale of business, which is net of tax, was $2 for the six months ended June 30, 2005.

Liquidity, Capital and Other Resources

        Due to PRIMEDIA on the consolidated balance sheets, for all periods presented, consists of Historical CSI's allocated portion of PRIMEDIA's long-term debt, which was used to make investments and acquire businesses, as described below, as well as allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries. While the debt is available to fund the operations of Historical CSI, the named holder of the debt, according to the bank credit facilities and Senior Note agreements is PRIMEDIA.

        As of June 30, 2006, Historical CSI had cash and unused credit facilities of $4,116, as further detailed below under "Financing Arrangements", compared to $250,568 as of December 31, 2005. Historical CSI's asset sales, debt redemption and investment in organic growth have facilitated its strategy to become a better strategically focused company while strengthening its balance sheet.

        Historical CSI believes its liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments on its debt and other anticipated expenditures for the remainder of 2006 and for the foreseeable future. Historical CSI has no significant required debt repayments until 2010.

Working Capital

        Consolidated working capital was $5,451 at June 30, 2006 compared to $23,530 at December 31, 2005.

Cash Flow—2006 Compared to 2005

        The operations of Historical CSI generated the cash flow used by PRIMEDIA to meet its obligations. Below is a discussion of how PRIMEDIA used such cash flows.

        Net cash provided by (used in) operating activities increased $15,566 to $15,034 in 2006, from $(532) in 2005. This change is primarily due to lower debt service and improved working capital management, partially offset by decreased Segment EBITDA. For purposes of calculating net cash provided by operating activities, discontinued operations are included until sold or shut down. Hence, the results of the Business Information segment, About, PRIMEDIA Workplace Learning's Bankers Training division and the remainder of PRIMEDIA Workplace Learning were included in this calculation for the first two quarters of 2005 but not in the first two quarters of 2006 as these units were sold during 2005.

        Net cash (used in) provided by investing activities decreased to $(9,456) from $390,967 for the first half of 2006 and 2005, respectively. The primary reason for the decrease is the reduced proceeds from sales of businesses in the first half of 2006 versus 2005. Proceeds were $17,000 in 2006 versus $431,306 in 2005.

        Net cash used in financing activities was $8,396 for the first half of 2006, compared to $393,258 for the first half of 2005. The primary reason for the decrease is the redemption of PRIMEDIA's Series D and F Exchangeable Preferred Stock in the second quarter of 2005.

Free Cash Flow

        The following table presents Historical CSI's Free Cash Flow for the six months ended June 30, 2006 and 2005, respectively:

	Six Months Ended June 30,
	2006	2005
Net cash provided by (used in) operating activities	$15,034	$(532)
Additions to property and equipment	(10,643)	(13,378)
Capital lease payments	(1,093)	(1,733)

Free Cash Flow	$3,298	$(15,643)

Supplemental information:
Cash interest paid on parent debt	$62,745	$89,755

Cash interest paid on capital and restructured leases	$1,973	$2,720

Cash taxes paid, net of refunds received	$4,740	$232

Cash paid for severance, closures and restructuring related costs	$1,360	$2,607

        Historical CSI's Free Cash Flow improved in 2006 primarily due to lower debt service and improved working capital management, partially offset by decreased Segment EBITDA.

Financing Arrangements

        Due to PRIMEDIA on the consolidated balance sheets, for all periods presented, consists of Historical CSI's allocated portion of PRIMEDIA's long-term debt, which was used to make investments and acquire businesses, as described below, as well as allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries. While the debt is available to fund the operations of Historical CSI, the named holder of the debt, according to the bank credit facilities and Senior Note agreements is PRIMEDIA. Amounts borrowed by PRIMEDIA under its bank credit facilities have been used primarily to finance certain acquisitions of Historical CSI.

        Under its bank credit facilities and Senior Note agreements, PRIMEDIA is allowed to designate certain businesses as unrestricted subsidiaries to the extent that the value of those businesses does not exceed the permitted amounts, as defined in these agreements. PRIMEDIA has designated certain of Historical CSI's businesses as unrestricted (the "Unrestricted Group"), which primarily represent Internet businesses, trademark and content licensing and service companies, new launches (including traditional start-ups), other properties under evaluation for turnaround or shutdown and foreign subsidiaries. Except for those specifically designated by PRIMEDIA as unrestricted, all businesses of Historical CSI are restricted (the "Restricted Group"). Indebtedness under the bank credit facilities and Senior Note agreements is guaranteed by each of Historical CSI's 100%-owned domestic subsidiaries in the Restricted Group in accordance with the provisions and limitations of PRIMEDIA's bank credit facilities and Senior Note agreements. The guarantees are full, unconditional and joint and several. The Unrestricted Group does not guarantee the bank credit facilities or Senior Notes. Although Automotive.com is included in the Restricted Group under the bank credit facilities agreement and the Senior Notes, it does not guarantee the debt. For purposes of determining compliance with certain financial covenants in PRIMEDIA's bank credit facilities, the Unrestricted Group's results (positive or negative) are not reflected in the Consolidated EBITDA of the Restricted Group which, as defined in the bank credit facilities agreement, excludes losses of the Unrestricted

Group, non-cash charges and restructuring charges and is adjusted primarily for the trailing four quarters results of acquisitions and divestitures and estimated savings for acquired business.

Bank Credit Facilities

        The bank credit facilities consisted of the following as of June 30, 2006:

	Revolver	Term B	Total
Bank Credit Facilities	$276,795	$495,000	$771,795
Borrowings Outstanding	(78,000)	(495,000)	(573,000)
Letters of Credit Outstanding	(21,332)	—	(21,332)

Unused Bank Commitments	$177,463	$—	$177,463

        The term loan B bears interest at the base rate plus 1.25% or LIBOR plus 2.25% per year. At June 30, 2006, the weighted average variable interest rate on all outstanding borrowings under the bank credit facilities was 7.3%.

        Under the bank credit facilities, PRIMEDIA has agreed to pay commitment fees at a per annum rate of either 0.375% or 0.5%, depending on its debt to EBITDA ratio, as defined in the bank credit facilities agreement, on the daily average aggregate unutilized commitment under the revolving loan commitment. For the six months ended June 30, 2006, PRIMEDIA's commitment fees were paid at a weighted average rate of 0.5%. PRIMEDIA also has agreed to pay certain fees with respect to the issuance of letters of credit and an annual administration fee. From time to time, PRIMEDIA may pay amendment fees under its bank credit facilities.

        The commitments under the revolving loan portion of the bank credit facilities are subject to mandatory reductions semi-annually on June 30 and December 31, with the final reduction on June 30, 2008. The aggregate remaining mandatory reductions of the revolving loan commitments under the bank credit facilities are $118,627 in 2007 and a final reduction of $158,168 in 2008. To the extent that the total revolving credit loans outstanding exceed the reduced commitment amount, these loans must be paid down to an amount equal to or less than the reduced commitment amount. However, if the total revolving credit loans outstanding do not exceed the reduced commitment amount, then there is no requirement to pay down any of the revolving credit loans. Remaining aggregate term loan payments under the bank credit facilities are $5,000 in 2007 through 2012 and $465,000 in 2013.

        The bank credit facilities agreement, among other things, limits PRIMEDIA's and therefore our ability to change the nature of its businesses, incur indebtedness, create liens, sell assets, issue stock, engage in mergers, consolidations or transactions with affiliates, make investments in or loans to certain subsidiaries, issue guarantees and make certain restricted payments including dividend payments on or repurchases of PRIMEDIA's common stock in excess of $75,000 in any given year.

        The bank credit facilities and Senior Notes agreements of PRIMEDIA contain certain customary events of default which generally give the banks or the noteholders, as applicable, the right to accelerate payments of outstanding debt. Under the bank credit facilities agreement, these events include:

  •
  failure to maintain required covenant ratios, as described below;

  •
  failure to make a payment of principal, interest or fees within five days of its due date;

  •
  default, beyond any applicable grace period, on any aggregate indebtedness of PRIMEDIA exceeding $20,000;

  •
  occurrence of certain insolvency proceedings with respect to PRIMEDIA or any of its material subsidiaries;

  •
  entry of one judgment or decree involving a liability of $15,000 or more (or more than one involving an aggregate liability of $25,000 or more); and

  •
  occurrence of certain events constituting a change of control of PRIMEDIA.

        The events of default contained in PRIMEDIA's Senior Notes are similar to, but generally less restrictive than, those contained in PRIMEDIA's bank credit facilities.

Senior Notes and Senior Note Redemptions

        8 7/8 Senior Notes. In the first quarter of 2006, PRIMEDIA repurchased $7,025 principal amount of its 8 7/8% Senior Notes due May 15, 2011 in three different transactions for $6,832 plus $200 of accrued interest. As a result, PRIMEDIA recorded a gain of $54 net of the write-off of unamortized deferred financing costs and bond discount. In the second quarter of 2006, PRIMEDIA repurchased $56,615 principal amount of its 8 7/8% Senior Notes for $55,262 plus $398 of accrued interest, recording a gain of $282 net of the write-off of unamortized deferred financing costs and bond discount.

Contractual Obligations

        There are no required significant debt repayments until 2010. The following are certain contractual obligations of Historical CSI as of June 30, 2006:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt obligations (net of unamortized discount)	$1,456,262	$2,500	$88,000	$185,000	$1,180,762
Interest on long-term debt obligations(1)	719,588	117,475	232,382	212,439	157,292
Capital lease obligations	3,364	1,309	1,204	851	—
Fair value of forward agreement (2)	12,450	—	12,450	—	—
Interest on capital lease obligations	421	182	182	57	—
Operating lease obligations(3)	83,789	26,427	36,974	13,506	6,882

Total Contractual Obligations	$2,275,874	$147,893	$371,192	$411,853	$1,344,936

(1)
Interest payments are based on PRIMEDIA's projected interest rates and estimated principal amounts outstanding for the periods presented.

(2)
Present value of expected future payments related to the acquisition of Automotive.com.

(3)
Future rental commitments for the above operating leases have not been reduced by minimum noncancelable sublease rentals aggregating $67,233 as of June 30, 2006.

        PRIMEDIA had $78,000 of borrowings outstanding at June 30, 2006 under the revolving loan portion of the bank credit facility. The revolving loan portion of the bank credit facility matures in 2008, and the term loan B matures in 2013. Assuming this balance remains constant until the end of the term, and application of PRIMEDIA's projected interest rates, total interest payments related to the revolver under PRIMEDIA's bank credit facility are estimated to be $12,280 for the periods presented in the above table. These interest payments are not included in the above table.

        PRIMEDIA has other commitments in the form of letters of credit of $21,332 aggregate face value which expire on or before June 30, 2007.

Off Balance Sheet Arrangements

        PRIMEDIA and Historical CSI have no variable interest (otherwise known as "special purpose") entities or off balance sheet debt, other than as related to operating leases in the ordinary course of business as disclosed above.

Covenant Compliance

        As defined in the amended bank credit facilities agreement, the maximum allowable debt leverage ratio was amended to 6.25 to 1 and decreases to 6.00 to 1 on October 1, 2007. The amendment to the bank credit facilities also sets the minimum interest coverage ratio, as defined in the bank credit facilities, at 1.75 to 1 through maturity. The minimum fixed charge coverage ratio, as defined, remains unchanged at 1.05 to 1 through maturity. PRIMEDIA is in compliance with all of the financial and operating covenants of its financing arrangements.

Contingencies

        Historical CSI is involved in ordinary and routine litigation incidental to its business. In the opinion of management, there is no pending legal proceeding that would have a material adverse effect on the consolidated financial statements of Historical CSI.

        In 2005, Historical CSI sold the remaining net assets of Workplace Learning for the assumption of liabilities, however, Historical CSI retained a secondary liability regarding the Carrolton, TX building lease and a lease for satellite time. At the time of the sale Historical CSI received a third party guarantee of up to $10,000 against those lease obligations to reimburse Historical CSI for lease payments made.

        In 2006, Historical CSI made certain lease payments on behalf of Workplace Learning pursuant to its secondary liability. During the second quarter of 2006, Historical CSI determined that it was probable that Historical CSI would be responsible for the lease payments. As a result, as of June 30, 2006, Historical CSI has recorded a receivable of $10,000 included in prepaid expenses and other current assets for the amount due from the third party guarantor, and a total liability of $15,231 for the fair value of the future lease payments, net of estimated sublease income, on the accompanying condensed consolidated balance sheet. During the second quarter of 2006, Historical CSI recorded a related provision in discontinued operations of $5,584 and a charge to discontinued operations of $1,643 for the net lease payments made by Historical CSI prior to June 30, 2006.

Impact of Inflation and Other Costs

        The impact of inflation was immaterial during the first half of 2006. Postage, however, for product distribution and direct mail solicitations is a significant expense of Historical CSI. Historical CSI uses the U.S. Postal Service for distribution of many of its products and marketing materials. Postal rates increased 5.4% in 2006. In the past, the effects of inflation on operating expenses including postage increases have substantially been offset by Historical CSI's ability to increase selling prices. No assurances can be given that Historical CSI can pass such cost increases through to its customers in the future. In addition to pricing actions, Historical CSI is continuing to examine all aspects of the manufacturing and purchasing processes to identify ways to offset price increases. The cost of paper continues to moderately increase. Historical CSI's paper expense increased approximately 1.8% in the second quarter of 2006 compared to 2005. Paper cost represented approximately 9.5% of Historical CSI's total operating expenses for the second quarter of 2006 and 2005.

Seasonality

        Historical CSI's operations are seasonal in nature. Operating results have historically been stronger in the second half of the year with generally strongest results generated in the fourth quarter of the year. The seasonality of Historical CSI's business reflects (i) the relationship between advertising purchases and the retail and school cycles and (ii) subscription promotions and the holiday season. This seasonality causes, and will likely continue to cause, a variation in Historical CSI's quarterly operating results. Such variations have an effect on the timing of Historical CSI's cash flows and the reported quarterly results.

Significant Accounting Policies

        Critical Accounting Policies and Estimates.    The discussion and analysis of Historical CSI's financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Historical CSI to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, Historical CSI evaluates its estimates, including those related to allowances for doubtful accounts, reserves for sales returns and allowances, provisions for severance, closures and restructuring related costs, purchase price allocations, impairments of investments, divestiture reserves, the recoverability of long-lived assets including goodwill and the valuation of equity instruments and allowances for income taxes. Historical CSI bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. These estimates or assumptions form the basis of its judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates which would affect its reported results from operations. Historical CSI believes the following is a description of the critical accounting policies and estimates used in the preparation of its consolidated financial statements.

        Goodwill and Other Intangible Assets.    Goodwill and Other Intangible Assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill and intangible assets deemed to have an indefinite life are not amortized and are subject to impairment tests, at least annually. Historical CSI does not amortize goodwill and indefinite lived intangible assets (primarily trademarks).

        Historical CSI tests goodwill and indefinite lived intangible assets for impairment, and has established October 31 as the annual impairment test date, using a fair value approach at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and reviewed regularly by management. Assets and liabilities of Historical CSI have been assigned to the reporting units to the extent that they are employed in or are considered a liability related to the operations of the reporting unit and are considered in determining the fair value of the reporting unit. See Note 8 to the Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003 for further discussion on SFAS 142.

        Long-Lived Assets.    Whenever significant events or changes occur, such as those affecting general market conditions or pertaining to a specific industry or an asset category, Historical CSI reviews the long-lived assets for impairment. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, Historical CSI uses an estimate of undiscounted cash flows over the remaining lives of the assets to measure recoverability. If the estimated cash flows are less than the carrying value of the asset, the loss is measured as the amount by which the carrying value of the asset exceeds fair value.

        Income Taxes.    Income taxes are accounted for in accordance with SFAS No. 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. Historical CSI has calculated its provision on a separate return basis.

        Management has determined that Historical CSI is not likely to realize the income tax benefit of its net deferred tax assets. Therefore, as a result of the adoption of SFAS 142 in 2002, Historical CSI continues to record a valuation allowance in excess of its net deferred tax assets to the extent the difference between the book and tax basis of indefinite lived intangible assets is not expected to reverse during the net operating loss carryforward period.

        Since amortization of tax-deductible goodwill and trademarks ceased on January 1, 2002, Historical CSI will have deferred tax liabilities that will arise each quarter because the taxable temporary differences related to the amortization of these assets will not reverse prior to the expiration period of Historical CSI's deductible temporary differences unless the related assets are sold or an impairment of the assets is recorded.

        Stock-Based Compensation.    Historical CSI does not have any compensation plans under which it grants stock awards to employees. On behalf of Historical CSI, PRIMEDIA grants Historical CSI's officers and other key employees restricted PRIMEDIA stock and options to purchase shares of PRIMEDIA common stock. All of PRIMEDIA's stock compensation expense is allocated to Historical CSI in PRIMEDIA corporate administrative expenses, including stock-based compensation expense related to the fair value of the stock and options granted to employees of Historical CSI. Effective January 1, 2003, Historical CSI adopted SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", under the prospective method. Upon adoption, Historical CSI began expensing the fair value of stock- based compensation for all grants, modifications or settlements made on or after January 1, 2003. The adoption of SFAS 123 increased the loss from continuing operations for the years ended December 31, 2003 by $5,980, which includes a charge of $5,145 related to an extension of the expiration period of options previously granted to the former Interim Chief Executive Officer and President, and increased the loss from continuing operations for the years ended December 31, 2005 and 2004 by $3,780, and $2,603, respectively.

        In December 2004, the FASB issued SFAS 123(R). Upon the effective date, SFAS 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

        Revenue Recognition.    Historical CSI recognizes revenue when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable and collectability is reasonably assured.

        Advertising revenues for all consumer magazines are recognized as income at the on-sale date, net of provisions for estimated rebates, adjustments and discounts. Other advertising revenues are generally recognized based on the publications' cover dates. Online advertising is generally recognized when advertisements are run. Newsstand sales are recognized as revenue at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription. Sales of books and other items are recognized as revenue upon shipment, net of an allowance for returns. In accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. Channel One's advertising revenues, net of commissions, are recognized as advertisements are aired on the program. Certain advertisers are guaranteed a minimum number of viewers per advertisement shown; the revenue recognized is based on the actual viewers delivered not to exceed the original contract value. Historical CSI also derives revenue from various licensing agreements, which grant the licensee rights to use the trademarks and brand names of Historical CSI in connection with the manufacture and sale of certain designated products. Licensing revenue is generally recognized by Historical CSI pro rata over the life of the license agreement or as licenced products are sold.

        From time to time, Historical CSI enters into multiple element arrangements whereby it may provide a combination of services including print advertising, content licensing, customer lists, on-line advertising and other services. Revenue from each element is recorded when the following conditions exist: (1) the product or service provided represents a separate earnings process; (2) the fair value of each element can be determined separately; and (3) the undelivered elements are not essential to the functionality of a delivered element. If the conditions for each element described above do not exist, revenue is recognized as earned using revenue recognition principles applicable to those elements as if it were one arrangement, generally on a straight-line basis.

        Allowances for Doubtful Accounts    Allowances for doubtful accounts are estimated losses resulting from Historical CSI's customers' failure to make required payments. Historical CSI continually monitors collections from customers and provides a provision for estimated credit losses. Historical CSI aggressively pursues collection efforts on these overdue accounts and upon collection reverses the write-off in future periods. If future payments by its customers were to differ from its estimates, Historical CSI may need to increase or decrease its allowances for doubtful accounts.

        Reserves for Sales Returns and Allowances    Reserves for sales returns and allowances are primarily related to Historical CSI's newsstand sales. Historical CSI estimates and maintains these reserves based primarily on its distributors' historical return practices and its actual return experience. If actual sales returns and allowances were to differ from its estimates, Historical CSI may need to increase or decrease its reserve for sales returns and allowances.

        Provision for Severance, Closures and Restructuring Related Costs    Reserves for severance, closures and restructuring related costs are estimated costs resulting from management's plans and actions to integrate Historical CSI and consolidate certain back office functions. If the future payments of these costs were to differ from its estimates, Historical CSI may need to increase or decrease its reserves.

        Divestiture Reserves    Reserves for estimated obligations relating to divestitures may arise as a result of the sale of certain titles or business units. These reserves are established for such items that Historical CSI remains liable for after the sale is completed and are recorded at the time of the divestiture as part of the gain or loss on the sale of the divested asset or business. If the future payments for such items differ from its estimates, there could be a change in the determination of the gain or loss on sale.

Recent Accounting Pronouncements

SFAS No. 123 (revised 2004), "Share-Based Payment"

        In December 2004, the FASB issued SFAS No. 123(R) which replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The FASB has concluded that companies may adopt the new standard in one of two ways: the modified prospective transition method and the modified retrospective transition method. The modified prospective transition method requires recognition of compensation expense from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. The modified retrospective method requires recognition of compensation expense for periods presented prior to the adoption of the fair value based accounting method for share-based payment; that is, an entity would recognize employee compensation cost for prior periods presented in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. Historical CSI adopted SFAS No. 123(R) using the modified prospective method effective January 1, 2006. The adoption of this standard did not have a material impact on Historical CSI's consolidated financial statements.

SFAS No. 157, "Fair Value Measurements"

        In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Historical CSI does not anticipate any material impact on its consolidated financial statements upon the adoption of this standard.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"

        In July of 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," effective for fiscal years beginning after December 15, 2006. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also requires entities to make further disclosures about uncertainties in their income tax position, and to include a rollforward of the tax benefits taken that do not qualify for financial statement recognition. Historical CSI is in the process of assessing the impact of this Interpretation on its financial statements.

BUSINESS

General

        We are currently a wholly-owned subsidiary of PRIMEDIA and currently hold all of PRIMEDIA's existing businesses. Following the separation transactions to be completed prior to the spin-off, we will hold solely PRIMEDIA's existing Consumer Guide and Distribution businesses. The following is a discussion of these businesses, which will be the sole businesses of Consumer Source immediately following the spin-off.

        We are the leading publisher and distributor of free real estate and automobile guides, a leader in online lead generation in the apartment, new home and resale auto markets and a leading distributor of third party free publications.

        Our businesses are advertising supported print and online real estate and auto guides, which we refer to as our Consumer Guides business, and distribution of our and third party publications, which we refer to as our Distribution business. For the year ended December 31, 2005, the Consumer Guides business generated substantially all of our advertising revenue and made up approximately 82% of our total revenues. For the year ended December 31, 2005, the Distribution business accounted for substantially all of our non-advertising revenue and represented approximately 18% of our total revenues.

Consumer Guides

Consumer Guides Products

Category	Northeast	Southeast	Midwest	West	Total Print Guides	Online Internet Guides
Apartments	23	20	14	19	76	ApartmentGuide.com RentClicks.com Rentals.com
New Homes	6	15	6	4	31	NewHomeGuide.com American Home Guides (350 unique sites)
Autos	4	5	2	2	13	AutoGuide.com
Major Markets	Washington D.C., Philadelphia, Baltimore, Chicago	Atlanta, Tampa, Orlando, Miami, Charlotte	Dallas-Fort Worth, Houston, Austin, Kansas City	Phoenix, Las Vegas, Los Angeles, San Francisco, Denver

        We are the leading publisher and distributor of free guides in the United States with Apartment Guide/ApartmentGuide.com, RentClicks.com, New Home Guide/NewHomeGuide.com and Auto Guide/AutoGuide.com. All of our products are free, dedicated directories of category-specific content which attract consumers who are actively in the market to rent an apartment or buy a new home or a pre-owned automobile. We believe that the targeted nature of our integrated media products provides our advertising customers with some of the most cost-effective channels available to reach their customers. Our online guides are visited by approximately 22 million users annually and are marketed to these end customers through print guides, search engine optimization, email marketing, and partnerships with leading online companies such as Google, Yahoo and Advertising.com.

Apartments

        We are the largest publisher and distributor of rental apartment guides in the United States with Apartment Guide publications in 73 regional markets with a combined monthly circulation of 1.5 million. Most of our Apartment Guide publications are distributed monthly to retail locations where they are available free to the consumer. Virtually 100% of Apartment Guide advertising revenue is placed by managers of large apartment communities (75 or more units) who need to fill vacant apartments. We are a leading provider of apartment listings due to our strong market reputation, unparalleled retail distribution and leading national Internet site ApartmentGuide.com. These competitive advantages allow us to demonstrate the cost effectiveness of our products as measured by a favorable cost per lease to the advertiser.

        The year 2005 and the first six months of 2006 provided significant challenges to our business, including unprecedented levels of condominium conversions that limited existing and potential customers from Apartment Guide markets and decreased vacancy rates in markets with higher condominium conversions, and in markets with significant levels of temporary residents caused by Hurricane Katrina. We attribute Apartment Guide's relative stability in adverse conditions to our brand leadership, both in print and online.

        Advertisers in Apartment Guide receive an integrated media program that includes advertising in their local Apartment Guide magazine as well as a listing on ApartmentGuide.com. ApartmentGuide.com attracts approximately 1.3 million unique visitors per month and had 18,936 apartment property listings as of June 30, 2006. The Internet site offers many premium features not provided by our print products including virtual tours and flexible search functionality. Through the Apartment Guide publications and ApartmentGuide.com, we generated approximately 8 million leads for apartment property managers in 2005.

        The majority of Apartment Guide customers purchase 12-month contracts, and, in 2005, approximately 90% of standard listing contracts were renewed when they expired. In 2005, Apartment Guide had approximately 22,000 advertisers. Advertising in the apartment publications is generated by a 300 person sales force located throughout the United States. Consumer Source's national competitors, both print and online or online only, include Dominion Enterprises, formerly Trader Publishing Company (publisher of For Rent), Network Communications Inc. (publisher of Apartment Finder), Classified Media Ventures (publisher of Apartments.com), eBay (publisher of Rent.com) and Move, Inc. (publisher of Move.com).

RentClicks

        In early 2006, we acquired RentClicks.com, the largest online marketplace for small unit rental properties, which is the largest segment of the rental market. RentClicks provides landlords, investors, and property managers with an efficient, easy to use Internet-based tool to advertise rental properties to qualified and informed rental customers. We plan to leverage our operating experience, financial strength and reach of our proven guides business to capitalize on RentClicks' significant position in this large segment of the rental market. We believe that RentClicks provides a strong platform for growth that can both capture a new segment of the rental marketplace as well as recapture a portion of the Apartment Guide revenue lost to condominium conversion. RentClicks performed well in the second quarter, organically growing revenue 53% versus the previous quarter, and 91% versus last year. RentClicks is the market leader and, with low market penetration, represents a significant growth opportunity. The cost of this acquisition was approximately $12.7 million.

New Homes

        We are the leading publisher of new home guides with 31 publications in 25 major markets including Denver, Phoenix, Dallas-Fort Worth, Philadelphia, Orlando and Houston. In 2005, we

launched a new guide in the Washington, DC market and purchased new home publications in Charlotte, Atlanta, Jacksonville, Nashville, Seattle and Portland, OR.

        The New Home Guide publications provide informational listings about featured new home communities with the majority of advertising revenue contributed by builders and developers. Most of our New Home Guide publications are published bi-monthly with a combined monthly circulation of approximately 600,000. The New Home Guide is available free to consumers at leading retailers in each market through the DistribuTech distribution network. New Home Guide advertisers purchase an integrated media package that includes advertising in their local print guide as well as a listing on NewHomeGuide.com, which had over 4.9 million unique users in 2005 and featured over 5,000 total communities as of December 31, 2005. In 2005, we acquired the American Home Guide family of Internet sites that include 350 specific Internet sites that showcase new homes, including AmericanHomeGuides.com, FloridaGuide.com and ClickNewHomes.com. Consumer Source's New Home Guide clients are also listed on the American Home Guide family of sites, providing our advertisers with maximum exposure to potential new home buyers. We compete primarily with local newspapers and national competitors such as Network Communications, Inc. (publisher of New Home Finder) and Move, Inc. (publisher of Move.com).

Autos

        Our newest guide roll-out is Auto Guide and AutoGuide.com. We launched our first Auto Guide in Charlotte, North Carolina in March 2004 and rapidly expanded its presence to a total of 13 automotive publications in North Carolina, Georgia, Florida, Southern California, Wisconsin and New England. We believe that the auto sector represents an attractive opportunity for growth with an addressable advertising market that is greater than that of our core apartment advertising market. We attribute our success in rapidly expanding into this space to the availability of our proprietary distribution channels, successful direct media sales experience and results-driven business model that proves the value of our advertising to our clients.

        Auto Guide markets an integrated media program to auto dealers that advertise their pre-owned auto inventory in high quality local publications available free to consumers at leading local retailers as well as on the national Internet site AutoGuide.com. AutoGuide.com, which was launched in the third quarter of 2005, is being expanded in 2006 to include comprehensive technical information on all auto listings, flexible search functionality and several advanced listing features that will allow dealers to highlight certain portions of their auto inventory.

        Auto Guide competes in each local market with traditional mass media, including local television, radio, newspaper and outdoor. On a national basis, our main competitors are Cox Enterprises, Inc. (publisher of Auto Trader and Auto Mart), Classified Media Ventures (publisher of Cars.com) and eBay (publisher of eBay Automotive).

Distribution

Category	Northeast	Southeast	Midwest	West	Total Print Guides
DistribuTech
Exclusive Retail Locations	5,300	3,459	2,189	5,375	16,323
Major Markets	Washington D.C., Philadelphia, Baltimore, Chicago	Atlanta, Tampa, Orlando, Miami, Charlotte	Dallas-Fort Worth, Houston, Austin, Kansas City	Phoenix, Las Vegas, Los Angeles, San Francisco, Denver	72

        We distribute approximately 32 million print guides annually through our proprietary distribution network, DistribuTech, the leading national distributor of free publications with over 60,000 distribution locations. DistribuTech distributes our consumer guides and over 1,600 third-party titles. In 2005, publications were distributed to more than 60,000 leading grocery, convenience, video and drug stores, universities, military bases, major employers and other locations in 72 metropolitan areas. Approximately one-third of these locations have exclusive distribution agreements with DistribuTech. The guides are typically displayed in free-standing, multi-pocket racks located in high visibility, high traffic locations at the entrance or exit of major retailers. DistribuTech generates revenues by leasing rack pockets to other publications and providing warehousing and delivery distribution services to these publications. DistribuTech stocks the racks at each location an average of two to three times per week. DistribuTech competes for third-party publication distribution primarily on the basis of its prime retail locations and its service. DistribuTech's principal competitor is Trader Distribution Services, a division of Trader Publishing Company.

Our Strengths

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  Producing top quality print and Internet guides that are feature-rich and formatted to help consumers easily find the information they are seeking. We believe this "ease-of-use" builds a preference with consumers for our products over those of our competitors.

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  Providing superior distribution of our consumer guides through both print and online channels to maximize the number of consumers who have exposure to our clients' product information.

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  Demonstrating the value of our products to our clients through advanced tracking and performance systems. These systems show specific advertising performance in the form of phone leads, Internet leads, walk-ins and, ultimately, leases or sales. These tools allow us to calculate specific returns on investment for our advertising clients.

Our Strategy

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  Growing our existing consumer guides. Organic growth is the primary goal of our operations. We believe that the relatively low penetration of potential customers in our existing New Home Guide, Auto Guide and RentClicks.com markets provides a significant opportunity for organic growth in each of these businesses. As an example, we acquired RentClicks.com in early 2006 with the purpose of rounding out our presence in the rental market. Apartment Guide targets larger property owners (75+ units), while RentClicks.com targets small-unit owners—duplexes, condominiums, houses for rent, etc. RentClicks.com is the online leader for advertising residential rentals and is less than two percent penetrated nationally.

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  Launching consumer guides in new cities. While Apartment Guide is a well-known brand in 73 markets in the United States, New Home Guide has a presence in only 24 markets and Auto Guide in only 10 markets. We believe there is an opportunity to continue to launch new Auto and New Home Guides in at least 30 additional cities over the next 5-10 years.

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  Acquiring additional consumer guides. Our Consumer Guides business has a long history of successfully acquiring individual consumer guides and assimilating them into our well-known brands. We are typically able to improve the operations of individual guides by upgrading their distribution (which is often provided by DistribuTech), providing them affiliation with one of our well-known national Internet sites and incorporating them into our strong operating platform where they benefit from the experienced management in our Consumer Guides business.

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  Launching businesses in new verticals. Our Consumer Guides business has demonstrated its ability to expand beyond its traditional Apartment Guide business with the recent expansion of its New Home Guide business and the launch of the Auto Guide business. Our latest new growth venture is RentClicks.com, a new online guide that provides consumers with one of the most comprehensive sources of available rental houses, condominiums, small apartments and town home properties. We believe that there are additional vertical industries in which we can create attractive consumer guide businesses.

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  Maintaining our industry-leading distribution position through DistribuTech.DistribuTech's unsurpassed presence in leading retail outlets and capacity to deliver free publications in 72 markets across the United States provides the foundation for the continued growth of our existing consumer guides as well as the platform on which to launch new titles. DistribuTech's strategy is to continue to pursue additional high-value distribution locations in which it can showcase our publications, and to actively market our distribution and rack placement services to third-party publications in order to offset as much of our costs as possible.

Production and Fulfillment

        All of our print products are printed and bound by independent printers. We believe that because of our buying power, outside printing services have been and can be purchased at favorable prices. We provide most of the content for our Internet sites but outsource technology and production.

        The principal raw material used in our products is paper which is purchased directly from several paper mills, including three of the industry's largest paper mills, and from merchants. Paper prices increased 7.2% in 2005 and approximately 5% to date in 2006.

        In the future, we may be affected by cost increases driven by inflation or market conditions.

Competition

        Our national competitors, both print and online or online only, include Dominion Enterprises, formerly Trader Publishing Company (publisher of For Rent and Harmon Homes), Network Communications Inc. (publisher of Apartment Finder and New Home Finder), Classified Media Ventures (publisher of Apartments.com and Cars.com), Cox Enterprises, Inc. (publisher of Auto Mart and Auto Trader), eBay (publisher of Rent.com and eBay Automotive) and Move,  Inc. (publisher of Move.com). We also compete with local newspapers. We compete with Dominion Enterprises (Dominion Distribution Services) to obtain retail distribution. We view Dominion Enterprises as our most comparable competitor, because both we and Dominion cover the Apartment, New Home, and Vehicle sectors while competing for retail distribution.

Employees

        Historical CSI had approximately 1,100 full time equivalent employees at December 31, 2005 and 2004 and June 30, 2006. None of our employees are union members. Management considers its relations with its employees to be good.

Company Organization

        Historical CSI was incorporated on August 14, 1989 in the State of Delaware. The principal executive office of Historical CSI is located at 745 Fifth Avenue, New York, New York 10151; telephone number (212) 745-0100. After the spin-off, the primary executive office of Consumer Source will be located at 3585 Engineering Drive, Norcross, Georgia 30092; telephone number (678) 421-3000.

Properties and Facilities

        The following table sets forth certain information with respect to Consumer Source's principal location after the spin-off. This location presently used by Consumer Source for its operations is considered adequate by Consumer Source for its present needs.

Principal Location	Principal Use	Approximate Rentable Square Feet (rsf)	Type of Ownership/ Expiration Date of Lease
Norcross, GA 3585 Engineering Drive	Executive and administrative offices	66,918	Lease expires in 2016

Patents, Trademarks and Licenses

        Following the spin-off, we will own a number of service marks and trademarks in the United States. We have a pending application for our "Consumer Source" trademark. We will have a program in place to file applications for trademarks and service marks when the Company determines it is necessary. At this time, we do not have any patents but will file for patent protection if we determine that such protection is appropriate.

        From time to time, we will license our intellectual property to third parties. In addition, we sometimes use intellectual property of others and we expect to continue to license or otherwise obtain rights to use data, copyrights and trademarks from third parties. While we consider our trademarks, service marks and licenses important, we do not consider our business as a whole to be materially dependent upon any particular trademark, service mark or license.

        We have in the past received claims, and may in the future receive claims, in the ordinary course of business involving our intellectual property and the intellectual property of others. While we cannot determine at this time the extent to which we may receive any claims or what the resolution of such claims may be, we do not believe any claims would have a material adverse effect on our business.

MANAGEMENT

Executive Officers

        The following table sets forth the name, age and position of each person who will serve as a Consumer Source executive officer immediately following the spin-off.

Name	Age	Positions
Robert C. Metz	53	Chief Executive Officer and Director
David Crawford	43	Chief Operating Officer
Kim Payne	38	Chief Financial Officer since July 2006
Jamie Gallo	38	President, Consumer Internet
Arlene Mayfield	43	President, Apartment Guides

        Information about each person who will serve as a Consumer Source executive officer immediately following the spin-off is set forth below.

Robert C. Metz	Mr. Metz will serve as Chief Executive Officer of Consumer Source following the spin-off and will also serve on our Board. Mr. Metz currently serves as Executive Vice President of PRIMEDIA, a position he has held since May 2000, and as Chief Executive Officer of the Consumer Guides Group of PRIMEDIA, a position he has held for over five years.
David Crawford
Mr. Crawford will serve as President of Consumer Source following the spin-off. Mr. Crawford currently serves as President and COO of Consumer Source, a position he has held since October 2005, and as a Senior Vice President of PRIMEDIA, a position he has held since November 2005. From January 2005 through October 2005, Mr. Crawford was Senior Vice President of Consumer Source and President of Distribution and New Homes. From February 2004 through January 2005, Mr. Crawford was Senior Vice President of Consumer Source and President of Distribution, and from June 1998 through February 2004, he was Vice President of Distribution.
Kim Payne
Ms. Payne will serve as Chief Financial Officer of Consumer Source following the spin-off. Ms. Payne currently serves as CFO, a position she has held since July 2006. Prior to that, from January 2006 until July 2006, Ms. Payne was Vice President, Finance. From January 2003 until December 2005, she was Assistant CFO, and from March 1997 until December 2002, she was Director of Analysis and Planning.
Jamie Gallo
Ms. Gallo will serve as President, Consumer Internet following the spin-off. Ms. Gallo currently serves as President, Consumer Internet, a position she has held since October 2005. Prior to that, Ms. Gallo was COO, Interactive, a position she held since August 1999.

Arlene Mayfield
Ms. Mayfield will serve as President, Apartment Guides following the spin-off. Ms. Mayfield currently serves as President, Apartment Guides, a position she has held since October 2005. Prior to that, from September 2003 to October 2005, Ms. Mayfield was Vice President, Homes, and from April 1999 until August 2003, she was Regional Director, Apartments.

Board of Directors

        Upon completion of the spin-off, our Board will consist of seven members, a majority of whom will be independent under the standards discussed below. Each director will hold office, in accordance with the amended and restated Consumer Source certificate of incorporation and bylaws, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

        The following table sets forth the name, age and position of each person who will serve as a Consumer Source director immediately following the separation.

Name	Age	Position
Dean B. Nelson	47	Chairman
Beverly C. Chell	64	Director
Daniel T. Ciporin	49	Director
Perry Golkin	53	Director
Robert C. Metz	53	Chief Executive Officer and Director
Kevin J. Smith	52	Director
Thomas C. Uger	32	Director

        Information about each person who will serve as a Consumer Source director immediately following the spin-off, but who is not also a Consumer Source executive officer noted above, is set forth below.

Dean B. Nelson	Mr. Nelson will serve as chairman of our Board following the spin-off. Mr. Nelson currently serves as Chairman of the Board of PRIMEDIA, a position he has held since April 2003, and as President and Chief Executive Officer of PRIMEDIA, positions he has held since October 2005. He has also been the Chief Executive Officer of Capstone Consulting LLC since March 2000.
Beverly C. Chell
Ms. Chell will serve on our Board following the spin-off. Ms. Chell retired as an employee of PRIMEDIA on June 30, 2006 and has continued as a consultant and a member of the PRIMEDIA board of directors. From December 2005 until June 2006, Ms. Chell served as Chief Financial Officer of PRIMEDIA. From November 1991 through June 2006, Ms. Chell was Vice Chairman of PRIMEDIA. From 1991 through November 2005, Ms. Chell was General Counsel and Secretary of PRIMEDIA.

Daniel T. Ciporin
Mr. Ciporin will serve on our Board following the spin-off. Mr. Ciporin has been a member of PRIMEDIA's board of directors since July 2006. Since May 2006, Mr. Ciporin has served as Chairman of Internet Lab, a joint venture between Lightspeed Venture Partners and Gemini Israel Funds. From January 1999 through June 2005, Mr. Ciporin served as Chief Executive Officer of Shopping.com Ltd. and as Chairman from October 2001 until August 2005. Mr. Ciporin is also a director of VistaPrint Limted.
Perry Golkin
Mr. Golkin will serve on our Board following the spin-off. Mr. Golkin currently serves on the PRIMEDIA board of directors, a position he has held since November 1991. He is a General Partner of KKR Associates and a member of the limited liability company which serves as the general partner of KKR. He is also a director of Bristol West Holdings, Inc., Willis Group Holdings Limited and Rockwood Holdings, Inc.
Kevin J. Smith
Mr. Smith will serve on our Board following the spin-off. Mr. Smith has been a member of PRIMEDIA's board of directors since July 2006. Since November 2005, Mr. Smith has been partnered with Frontenac Company, a Chicago-based private equity firm where he advises on a variety of transactions. From April 2004 until April 2005, Mr. Smith served as Executive Vice President and Chief Financial Officer of R.R Donnelley & Sons Company. From January 2002 to March 2004, Mr. Smith was Chief Financial Officer of Heidrick & Struggles International, Inc. From March 2000 until November 2001, Mr. Smith served as Executive Vice President and Chief Financial Officer of True North Communications, Inc.
Thomas C. Uger
Mr. Uger will serve on our Board following the spin-off. Since September 2005, Mr. Uger has been a member of PRIMEDIA's board of directors. He joined KKR in 1998 and has been a principal of KKR since 2001.

        Messrs. Nelson, Golkin and Uger and Ms. Chell also serve as PRIMEDIA directors and will continue in such capacity for Post-Spin PRIMEDIA following the spin-off. It is expected that following the spin-off, Messrs. Ciporin and Smith, who also serve on the PRIMEDIA board of directors, will resign from the PRIMEDIA board of directors.

Director Independence

        Director Independence.    Following the spin-off, PRIMEDIA's corporate governance guidelines will become Consumer Source's corporate governance guidelines, which we refer to in this information statement as the "Consumer Source Guidelines." The Consumer Source Guidelines provide that a majority of the Consumer Source directors must be independent. In order for a director to be considered "independent," the board must affirmatively determine that the director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). In each case, the Board considers all relevant facts and circumstances. The mere ownership of a significant amount of stock is not in and of itself a bar to independence, but one factor to consider. Applying the Consumer Source Guidelines and the rules of the NYSE and other applicable laws, the PRIMEDIA board of directors has determined that the following directors, comprising a majority of our directors, are independent members of our Board: Messrs. Ciporin, Golkin, Smith and Uger.

        Board Committee Independence.    Under the applicable NYSE rules and the Sarbanes-Oxley Act of 2002, Consumer Source must have an audit committee comprised solely of independent directors. In addition to the requirements for independent directors in the preceding paragraph, members of the audit committee must meet separate requirements that they receive no compensation from Consumer Source, other than compensation for serving as a director, and that they are not "affiliated persons" of Consumer Source. The PRIMEDIA board of directors has determined that Consumer Source is in compliance with all the independence requirements relating to its committees. Please refer to "Committees of the Board of Directors" below for more information on the Board committees.

Committees of the Board of Directors

        Our Board will establish the following committees at or prior to the spin-off to assist it with its responsibilities: Audit, Compensation, Nominating and Corporate Governance and Executive. Under the applicable NYSE rules, Consumer Source will be considered a "controlled company" because more than 50% of the stockholder voting power of Consumer Source will be held by KKR. As a result, Consumer Source will not be required to have a compensation, nominating or corporate governance committee; however, the Board will establish these committees anyway. All the members of each of the Board's committees will meet the criteria for independence as established by the NYSE and under the Sarbanes-Oxley Act of 2002. Each of the committees is described in greater detail below. The Board will establish written charters for the Audit Committee and the Nominating and Corporate Governance Committee. In addition, each of the charters will be placed in the Governance section on Consumer Source's Internet site located at http://www.consumersource.com or will be made available in print by writing to Consumer Source Inc., Corporate Secretary, 3585 Engineering Drive, Norcross, GA 30092. Any changes to the charters will be reflected on Consumer Source's Internet site.

        Audit Committee.    The Audit Committee members will be Mr. Smith, who will serve as chairman, Mr. Ciporin and Ms. Chell. The purpose of the Audit Committee will be to assist the Board in overseeing (i) the accounting, reporting and financial practices of Consumer Source and its subsidiaries, including the integrity of Consumer Source's financial statements; (ii) Consumer Source's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of Consumer Source's internal audit function and Consumer Source's independent auditor. Its duties will include selecting and overseeing the independent auditor, reviewing the scope of the audit to be conducted by them, including the results of such audit, reviewing Consumer Source's internal audit function and its disclosure and internal controls procedures, approving audit and other services to be provided by Consumer Source's independent auditor and overseeing Consumer Source's financial reports, including our annual report, and the accounting policies and practices followed by Consumer Source in preparing such reports. The charter of the Audit Committee will require that the Committee be comprised of at least three directors, all of whom must be independent under the NYSE rules and the Sarbanes-Oxley Act of 2002, although immediately after the spin-off only two of them will be independent in accordance with NYSE rules allowing for a phase-in of independent directors in the case of initial public offerings. In addition, each member of the Audit Committee will be financially literate within the meaning of the NYSE listing standards, and at least one member will be an "audit committee financial expert," as determined by the Board in accordance with SEC rules.

        Compensation Committee.    The Compensation Committee members will be Mr. Golkin, who will serve as chairman, Mr. Uger and Ms. Chell. The purpose of the Compensation Committee will be to review and administer Consumer Source's compensation programs for Consumer Source as well as remuneration arrangements for its senior executives, including the CEO.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee members will be Mr. Ciporin, who will serve as chairman, Mr. Smith and Ms. Chell. Because it is a "controlled company" under the NYSE rules, Consumer Source is not required to have a nominating committee. However, the Board will charge the Corporate Governance Committee with the additional responsibilities of nominating qualified individuals for the Board. The committee will therefore be named the Nominating and Corporate Governance Committee. The purpose of the Nominating and Corporate Governance Committee will be to (i) develop and recommend to the Board a set of corporate governance principles and to perform a leadership role in shaping Consumer Source's corporate governance and (ii) identify qualified candidates to serve on the Board and recommend director nominees to be submitted to the stockholders for election at an annual meeting. The Committee's duties will include regularly reviewing and recommending changes to Consumer Source's corporate governance principles, including retirement and other tenure policies for directors, assessing channels through which the Board receives information, overseeing evaluation of the Board and management and annually evaluating the Committee's performance and charter.

        Executive Committee.    The Executive Committee will have authority to act for the Board on all matters during intervals between Board meetings.

Corporate Governance

        Following the spin-off, Consumer Source will initially retain the corporate governance initiatives and principal governance documents in place at PRIMEDIA, which are described in more detail in PRIMEDIA's 2006 proxy statement filed with the SEC. Consumer Source's principal governance documents will be as follows:

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  Corporate Governance Guidelines; and

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  Board committee charters:

    °  Audit committee charter, and

    °  Nominating and governance committee charter.

        These documents are currently available on PRIMEDIA's web site at http://www.primedia.com and may also be requested by writing to Investor Relations, PRIMEDIA Inc., 745 Fifth Avenue, New York, New York 10151. These documents will be available following the separation on Consumer Source's Internet site at http://www.consumersource.com and may also be requested following the separation by writing to Investor Relations, Consumer Source Inc., 3585 Engineering Drive, Norcross, GA 30092.

        Our Board, with assistance from its Nominating and Governance Committee, will regularly assess our governance practices in light of legal requirements and governance best practices. In several areas, our practices will go beyond the requirements of the NYSE listing standards. For example, despite being a "controlled company," we will have a majority of independent directors on our Board and will have an independent Compensation Committee and an independent Nominating and Governance committee, which independence is not required for controlled companies under the NYSE listing standards.

Director Compensation

        Directors of Consumer Source who are not employees of Consumer Source or any of its subsidiaries, who we refer to in this information statement as the "Consumer Source outside directors," will be entitled to receive compensation for their service on the Board and will be eligible to participate in certain director plans, as described below. Mr. Nelson, Ms. Chell and Messrs. Ciporin, Golkin, Smith and Uger will be the Consumer Source outside directors immediately following the spin-off.

Cash Compensation

        The cash compensation for the Consumer Source outside directors will be as follows:

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  an annual retainer of $55,000, payable in equal installments quarterly;

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  the chair of the Audit Committee will receive an annual retainer of $30,000, payable in equal installments quarterly, and the members of the Audit Committee will receive an annual retainer of $25,000, payable in equal installments quarterly; and

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  the chair of the Nominating and Governance Committee will receive an annual retainer of $15,000, payable in equal installments quarterly, and the members of the Nominating and Governance Committee will receive an annual retainer of $10,000, payable in equal installments quarterly.

Equity Compensation

        PRIMEDIA grants stock options to its directors under its stock option plan and Consumer Source intends to adopt its own plan pursuant to which Consumer Source directors will be eligible to receive stock options.

        All outstanding options to purchase shares of PRIMEDIA common stock held by a PRIMEDIA employee who becomes our employee at the time of the spin-off will be converted into both Consumer Source and Post-Spin PRIMEDIA stock options based upon the relative value of PRIMEDIA and Consumer Source at the time of the spin-off using the 12-month rolling EBITDA from continuing operations at time of the spin-off. The vesting cycle and expiration dates will remain the same pre- and post-spin. In addition, the ratio of exercise price to fair market value and aggregate value will remain the same across all stock options pre- and post-spin.

        In order to avoid adverse tax treatment for option holders under the Code, the number of shares of our common stock subject to converted options will be rounded down to the nearest whole share, and the per-share exercise price will be rounded up to the nearest whole cent. Shares of PRIMEDIA restricted stock will be converted into both Consumer Source and Post-Spin PRIMEDIA restricted shares. Each unvested restricted share will get the same per share Consumer Source dividend as each outstanding PRIMEDIA share at the time of the spin-off. The Consumer Source dividend share will maintain the vesting schedule of the original unvested restricted share.

Related Party Transactions ($ in thousands)

        For the years ended December 31, 2005, 2004 and 2003, PRIMEDIA incurred and expensed administrative and other fees relating to KKR, an affiliated party, of $1,000 per year. For the years ended December 31, 2005, 2004 and 2003, PRIMEDIA incurred and expensed directors' fees for certain partners of KKR aggregating $165, $188 and $220, respectively. In February 2003, $186 of directors' fees were paid to Michael Tokarz, a former director of PRIMEDIA, in the form of 29,284 shares, and in June 2004, $386 of directors' fees were paid to George Roberts, another former director, in the form of 90,082 shares of PRIMEDIA's common stock as they were permitted to defer the payment of their fees and receive them in the form of common stock pursuant to the Directors' Deferred Compensation Plan.

        In 2000, PRIMEDIA retained Willis of New York, Inc. ("Willis"), a subsidiary of Willis Group Holdings Limited, to provide insurance brokerage services to PRIMEDIA. During the year ended December 31, 2003, on a fully diluted basis, an investment partnership associated with KKR owned more than 20% of Willis, and therefore was a related party, as defined. During the year ended December 31, 2003, PRIMEDIA paid insurance broker fees aggregating $395. Willis was not a related party, as defined, for the years ended December 31, 2005 or 2004.

        A portion of these fees paid to related parties were allocated to Consumer Source and are included in other general expenses on the statements of consolidated operations for the applicable periods.

CONSUMER SOURCE EXECUTIVE COMPENSATION

Summary Executive Compensation Table

        The following table sets forth information concerning the total compensation for the fiscal years ended December 31, 2005, 2004 and 2003 for the person who will serve as the chief executive officer and the four most highly compensated executive officers of Consumer Source, including the former chief financial officer of Consumer Source. We refer to these individuals in this information statement as the "Consumer Source named executive officers." Information on this table is based on compensation paid by PRIMEDIA to such individuals in all capacities in which they served at PRIMEDIA. These amounts do not reflect the compensation such individuals will receive following the spin-off. The share information set forth below does not give effect to the spin-off or the reverse stock split. For a discussion of the adjustments with respect to PRIMEDIA equity-based awards in connection with the separation, see the section below entitled "Treatment of Outstanding PRIMEDIA Options and Other Stock-Based Awards Held by Consumer Source Employees" beginning on page [119].

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	Stock Options (#)(3)	Restricted Stock($)(4)	All Other Compensation ($)(5)
Robert C. Metz Executive Vice President, PRIMEDIA Inc.; Chief Executive Officer, Consumer Guides Group	2005 2004 2003	$475,000 474,692 438,923	$615,170 557,198 536,212		$1,305,000	$4,425 4,192 2,075
Julian Castelli(6) Former Chief Financial Officer	2005 2004 2003	$258,461 143,269 —	$311,839 111,490 —	40,000 —	—	$4,869 — —
David Crawford Senior Vice President, PRIMEDIA Inc.; President and COO, Consumer Guides Group	2005 2004 2003	$348,077 285,577 274,461	$432,068 273,274 285,534		$942,500	$23,424 24,112 3,068
Jamie Gallo President, Consumer Internet	2005 2004 2003	$187,558 184,115 170,000	$111,044 99,198 196,717	10,000		$5,627 7,023 2,550
Arlene Mayfield President, Apartment Guides	2005 2004 2003	$178,458 155,769 116,077	$114,430 83,560 52,886	10,000		$5,854 6,973 1,742

(1)
The salary reported reflects base salaries in 2004 for Mr. Metz, Mr. Castelli, Mr. Crawford, Ms. Gallo and Ms. Mayfield of $440,000 (increased to $475,000 in July 2004), $250,000, $275,000, $170,000 (increased to $180,000 in April 2004) and $150,000 (increased to $163,000 in December 2004), respectively. In the 2004 calendar year, there was one additional pay period (27 instead of 26) that resulted in the additional amount of salary reported on the table. For 2005, Mr. Castelli received an increase in his base salary from $250,000 to $300,000, effective November 1, 2005. For 2005, Mr. Crawford received an increase in his base salary from $275,000 to $325,000, effective January 1, 2005 and an increase from $325,000 to $425,000, effective October 10, 2005. In 2005, Ms. Gallo received an increase in her base salary from $180,000 to $195,000, effective July 1, 2005. For 2005, Ms. Mayfield received an increase in her base salary from $163,000 to $225,000, effective October 10, 2005.

(2)
During the calendar year ended December 31, 2005, all Consumer Source named executive officers participated in the Company's executive incentive compensation plan ("EICP"). Under this plan, cash awards are contingent and are based on various financial targets including consolidated net revenue, EBITDA and net free cash flow of the Company, each as defined. Awards based on financial targets range from 0% to 150% of the executive's total financial award target. During 2005, 90% of the awards under the EICP were determined based on performance against specified financial targets. The remaining 10% of an individual executive's cash award was based on discretionary factors determined by management in its discretion, including overall performance of the executive's business unit as well as such executive's personal performance. Each executive's individual performance during the calendar year is evaluated by the committee overseeing the plans. Discretionary awards range from 0% to 150% of the executive's total discretionary award target. As in 2005, for 2006 the discretionary awards are expected to range from 0% to 150% of the executive's total discretionary award target. For 2005, the total targeted award as a percentage of base salary for each of Mr. Metz, Mr. Castelli, Mr. Crawford, Ms. Gallo and

  Ms. Mayfield was 65%, 40%, 55%, 50%, and 13%, respectively. For plan years 2005, 2004 and 2003 under the EICP, (a) Mr. Metz earned $315,006, $204,320 and $331,043, respectively, (b) Mr. Crawford earned $195,322, $96,835 and $162,433 respectively, (c) Ms. Gallo earned $105,544, $99,198, and $96,717, respectively and (d) Ms. Mayfield earned $22,869, $15,516, and $12,483, respectively. For plan years 2005 and 2004, Mr. Castelli earned $105,480 and $76,726, respectively. In February 2002, a three-year compensation plan was established for Messrs. Metz and Crawford and other senior executives at Consumer Source (the "CSI Long-Term Plan"). Awards under the CSI Long-Term Plan are earned if certain target earnings levels are met. Upon hire in 2004, Mr. Castelli was added to this plan. The Company renewed the CSI Long Term Plan for the years 2005 through 2007. In 2006, Ms. Mayfield was added to the plan. For plan years 2005, 2004 and 2003, Mr. Metz earned $204,164, $312,878 and $205,169, respectively, and Mr. Crawford earned $167,746, $156,439 and $123,101 respectively. For plan years 2005 and 2004 Mr. Castelli earned $110,359 and $34,764, respectively. In 2004, a four-year compensation plan was established for Messrs. Metz, Crawford, Castelli, Ms. Mayfield and other senior executives at Consumer Source, the Auto and New Home Guide Launch Incentive Plan (the "Launch Plan"). The Launch Plan, covering the years 2004 – 2007 provides a pool of funds for each new auto and home guide launched. Awards are earned based on the number of new guides launched in the years, as well as the profitability of guides launched in prior years. For plan years 2005 and 2004, Mr. Metz earned $96,000 and $40,000, respectively, and Mr. Crawford earned $69,000 and $20,000, respectively. For plan year 2005 Mr. Castelli earned $96,000 and Ms. Mayfield earned $9,000. For 2003, Ms. Gallo received $100,000 transaction fee payment for the divestiture of realestate.com. For 2005, Ms. Gallo received a $5,500 transaction fee payment for the AOL deal. For 2005, 2004 and 2003 Ms. Mayfield earned $76,061, $68,044 and $40,403, respectively, in quarterly commissions based on meeting revenue targets of New Homes. For 2005, Ms. Mayfield received a special bonus of $6,500 for additional work related to acquisitions.

(3)
On December 2, 2003, Ms. Gallo and Ms. Mayfield were granted 10,000 and 10,000 stock options, respectively. The options have an exercise price of $2.90. The options vest in equal annual installments over the first three years following the date of grant commencing on the first anniversary of the grant. On June 1, 2004, Mr. Castelli was granted 40,000 stock options. The options have an exercise price of $2.98. The options vest in equal annual installments over the first three years following the date of grant commencing on the first anniversary of the grant. Upon Mr. Castelli's departure from the Company on July 24, 2006, 13,333 unvested stock options were cancelled and he has 120 days from July 24, 2006 to exercise his 26,667 vested options.

(4)
On December 15, 2003, Mr. Metz was granted 450,000 shares of restricted common stock of PRIMEDIA. One half of Mr. Metz's restricted common stock vested on November 30, 2005. An additional quarter will vest on November 30, 2006 and the final quarter will vest on November 30, 2007, so long as Mr. Metz remains continuously employed with the Company through the vesting dates. On December 15, 2003, Mr. Crawford was granted 325,000 shares of restricted common stock of PRIMEDIA. One half of Mr. Crawford's restricted common stock vested on November 30, 2005. An additional quarter will vest on November 30, 2006 and the final quarter will vest on November 30, 2007, so long as Mr. Crawford remains continuously employed with the Company through the vesting dates. The restricted common stock was granted pursuant to the 1992 PRIMEDIA Stock Purchase and Option Plan, as amended. Dividends, if any, on all shares of restricted common stock are paid at the same rate and at the same time as paid to all stockholders. The value of the shares of restricted common stock on December 30, 2005 of $1.61 is as follows: Mr. Metz $724,500 and Mr. Crawford $523,250.

(5)
Includes interest on amounts previously accrued in the PRIMEDIA Restoration Plan (the "Restoration Plan"), a deferred unfunded program restoring to certain employees the amount of the Company contribution to the Thrift and Retirement Plan which the Company was not permitted to contribute because of the limit on contributions to qualified plans under the Code. Other than interest and existing balances, no contributions in the Restoration Plan have been accrued since January 1, 2001. For 2005, Messrs. Metz and Crawford includes $225 and $100, respectively, of interest on amounts previously contributed to the Restoration Plan. Includes contributions made by the Company for benefit of the executives to the PRIMEDIA Thrift and Retirement Plan (the "Thrift Plan"), a defined contribution plan covering most of the Company's employees. For 2005, Mr. Metz, Mr. Castelli, Mr. Crawford, Ms. Gallo and Ms. Mayfield includes $4,200, $4,869, $6,400, $5,627, and $5,354, respectively, of contributions under the Thrift Plan. For 2004, Mr. Crawford's conversion of CSI Internet equity resulted in a $17,880 other payment. For 2005, Mr. Crawford includes $11,500 in connection with a club membership. For 2004, Ms. Gallo received a $1,500 referral fee for placement of three candidates into positions with the Company. For 2004 and 2005, Ms. Mayfield received a $500 referral fee for placement of a candidate into a position with the Company. For 2004, Ms. Mayfield's conversion of CSI Internet equity resulted in a $1,800 other payment.

(6)
Mr. Castelli is no longer employed by the Company.

Stock Option Grants in Last Fiscal Year

        Neither PRIMEDIA nor the Company granted any stock options or stock appreciation rights to any Consumer Source named officers during 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values(1)

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)
			Value of Unexercised In- the-Money Options at Fiscal Year-End($)(2)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert C. Metz	171,000	—	—	—
David Crawford	54,500	—	—	—
Jamie Gallo	17,667	3,333	—	—
Julian Castelli(3)	13,333	26,667	—	—
Arlene Mayfield	8,167	3,333	—	—

(1)
No options were exercised by the named executive officers in 2005.

(2)
PRIMEDIA's stock price on December 31, 2005 was $1.61 per share.

(3)
Former Chief Financial Officer.

Letter Agreements with Employees

        In March 2005, the Company entered into a letter agreement with Mr. Metz providing for the payment to Mr. Metz of the following if the Company terminates Mr. Metz's employment without cause: (i) 18 months' base salary at the rate being paid on the date of termination; (ii) a bonus equal to 1.5 times Mr. Metz's target EICP bonus; and (iii) a prorated portion of the CSI Long Term Plan bonus based on the number of days Mr. Metz was employed during the year when the termination occurs. In addition, on the 18-month anniversary of any termination date, all of Mr. Metz's unvested stock options and restricted stock granted prior to December 31, 2004 shall vest. This letter agreement superseded the letter agreement the Company entered into with Mr. Metz in April 1998.

        In March 2005, the Company entered into a letter agreement with Mr. Crawford providing for the payment to Mr. Crawford of the following if the Company terminates Mr. Crawford's employment without cause: (i) 18 months' base salary at the rate being paid on the date of termination; (ii) a bonus equal to 1.5 times Mr. Crawford's target EICP bonus; and (iii) a prorated portion of the CSI Long Term Plan bonus based on the number of days Mr. Crawford was employed during the year when the termination occurs. In addition, on the 18-month anniversary of any termination date, all of Mr. Crawford's unvested stock options and restricted stock granted prior to December 31, 2004 shall vest.

Treatment of Outstanding PRIMEDIA Options and Other Stock-Based Awards Held by Consumer Source Employees

        All PRIMEDIA stock options will be converted into both Consumer Source and Post-Spin PRIMEDIA stock options based upon the relative value of PRIMEDIA and Consumer Source at the time of the spin-off using the 12-month rolling EBITDA from continuing operations at time of the spin-off. The vesting cycle and expiration dates will remain the same pre- and post-spin. In addition, the ratio of exercise price to fair market value and aggregate value will remain the same across all stock options pre- and post-spin.

        All PRIMEDIA restricted shares will be converted into both Consumer Source and Post-Spin PRIMEDIA restricted shares. Each unvested restricted share will get the same per share Consumer Source dividend as each outstanding PRIMEDIA share at the time of the spin-off. The Consumer Source dividend share will maintain the vesting schedule of the original unvested restricted share.

Option Grants to Employees

        The Compensation Committee of Consumer Source may, in the future, grant stock options to certain executive officers or other key employees of Consumer Source.

KKR Warrants

        All warrants to purchase shares of PRIMEDIA common stock held by KKR will be converted into both Consumer Source and Post-Spin PRIMEDIA warrants, with appropriate adjustments to the exercise price for such warrants in accordance with the terms of the existing warrants held by KKR, subject to the approval of a special committee of independent directors, unless such special committee approves a different method of treatment for such warrants.

2006 Stock Incentive Plan

        Our board of directors intends to adopt the 2006 Consumer Source Inc. Stock Incentive Plan, or the 2006 Plan, and receive shareholder approval of the 2006 Plan, before the effective date of this offering. The following description of the 2006 Plan is not complete and is qualified by reference to the full text of the 2006 Plan, which has been filed as an exhibit to the registration statement of which this information statement forms a part. The 2006 Plan will be the source of new equity-based grants permitting us to grant to our key employees, directors and consultants incentive stock options (within the meaning of Section 422 of the Code), non-qualified stock options, stock appreciation rights, restricted stock, dividend equivalent rights and other grants based on our common stock.

        Administration.    The Compensation Committee will administer the 2006 Plan. The Compensation Committee may delegate its authority under the 2006 Plan in whole or in part, to a subcommittee consisting solely of at least two non-employee directors within the meaning of Rule 16b-3 of the Exchange Act and, to the extent required by Section 162(m) of the Code, "outside directors" within the meaning thereof and also to the chief executive officer and other senior officers to the extent permitted by applicable law. The Compensation Committee will determine who will receive grants under the 2006 Plan, as well as the form of the grants, the number of shares underlying the grants, and the terms and conditions of the grants consistent with the terms of the 2006 Plan. The Compensation Committee will have full authority to interpret and administer the 2006 Plan, which determinations will be final and binding on all parties concerned.

        Shares Subject to the 2006 Plan.    The total number of shares of our common stock which may be issued under the 2006 Plan is [            ]. Generally, no more than [            ] shares of our common stock may be issued per year, per participant, under any form of grant permitted to be made under the 2006 Plan. The maximum amount of performance-based grants that may be granted during a fiscal year to any participant shall be (i) with respect to performance-based grants that are stock options, [            ] shares, and (ii) with respect to performance-based grants that are not stock options, [            ]. The shares of our common stock underlying any grant granted under the 2006 Plan that expires, terminates or is cancelled or satisfied for any reason without being settled in stock will again become available for grants under the 2006 Plan. No grants may be made under the 2006 Plan beyond ten years after the effective date of the 2006 Plan.

        Stock Options and Stock Appreciation Rights.    The Compensation Committee may grant non-qualified or incentive stock options under the 2006 Plan. Stock options granted under the 2006 Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee at the time of grant, but an option may not be exercisable for a period of more than ten years after it is granted from us. The exercise price per share of our common stock for any stock option granted also may not be less than the fair market value of a share of our common stock on the day the stock option is granted. To the extent permitted by the Compensation Committee, the exercise price of a stock option may be paid in cash or its equivalent; in shares of our common stock having a fair market value equal to the aggregate stock option exercise price; by delivery of an irrevocable notice of exercise to an acceptable financial institution to deliver to us the portion of sale or loan proceeds sufficient to pay the aggregate stock option exercise price for the shares of our common stock being purchased; through a written election to have us withhold from the shares otherwise to be received an amount of shares of our common stock with a fair market value sufficient to pay the aggregate stock option exercise price and tax withholding obligations in connection with the exercise; or by any combination of the above methods of payment.

        The Compensation Committee may grant stock appreciation rights independent of or in conjunction with a stock option. Each stock appreciation right shall entitle a participant upon exercise to receive, in cash or common stock an amount equal to the excess of (A) the fair market value on the exercise date of one share of our common stock over (B) the fair market value on the grant date of one share of our common stock, multiplied by the number of shares of our common stock covered by the stock appreciation right. The Compensation Committee may impose conditions or restrictions on the exercise of stock appreciation rights and may terminate, amend or suspend such stock appreciation rights at any time. No stock appreciation right granted under the 2006 Plan may be exercised more than 10 years after the date it is granted.

        Restricted Stock.    The Compensation Committee may grant shares of our common stock to a participant that have restrictions or conditions on the participant's right to sell or transfer the stock. The Compensation Committee will determine the number of shares of restricted stock and the restrictions on such shares.

        Dividend Equivalent Rights.    The Compensation Committee may grant to a participant a right to receive cash payments from us at such time(s), and in such amount(s), as any cash dividends are paid to shareholders of record on an equal number of shares of our common stock. The Compensation Committee may impose restrictions and conditions on the dividend equivalent rights or may terminate, amend or suspend the dividend equivalent rights at any time.

        Other Stock-Based Grants.    The Compensation Committee, in its sole discretion, may sell shares of our common stock and make grants that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our common stock. Any of these other stock-based grants may be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the following forms: (i) the right to purchase shares of our common stock, (ii) shares of common stock subject to restrictions on transfer until the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Compensation Committee and (iii) shares of common stock issuable upon the completion of a specified period of service, the occurrence of an event or the attainment of performance objectives, each as specified by the Compensation Committee. The Compensation Committee may in its discretion determine whether other stock-based grants will be payable in cash, shares of our common stock, or a combination of both cash and shares.

        Certain stock grants, stock-based grants and non-stock denominated grants granted under the 2006 Plan may be granted in a manner designed to make them deductible by us under Section 162(m) of the Code. Such grants, or "performance-based grants", shall be based upon one or more of the following performance criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital and (xviii) return on assets. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, as the Compensation Committee shall determine. The Compensation Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, shall so certify and ascertain the amount of the applicable performance-based grant. No performance-based grants will be paid to any participant for a given period of service until the Compensation Committee certifies that the objective performance goals (and any other material terms) applicable to such period have been satisfied. The amount of the performance-based grant actually paid to a given participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Compensation Committee. The amount of the performance-based grant determined by the Compensation Committee for a performance period shall be paid to the participant at such time as determined by the Compensation Committee in its sole discretion after the end of such performance period.

        Transferability.    Unless otherwise determined by our Compensation Committee, no stock option or stock-based grant that is a tentative security under applicable securities laws granted under the 2006 Plan will be transferable or assignable by a participant, other than by will or by the laws of descent and distribution or pursuant to beneficiary designation procedures approved by us.

        Adjustments.    In the event of any stock split, spin-off, share combination, reclassification, recapitalization, liquidation, dissolution, reorganization, merger, change in control of us (as defined in the 2006 Plan), payment of a dividend (other than a cash dividend paid as part of a regular dividend program) or other similar transaction or occurrence which affects the equity securities of us or the value thereof, the Compensation Committee will (i) adjust the number and kind of shares subject to the 2006 Plan and available for or covered by grants, (ii) adjust the share prices related to outstanding grants, and/or (iii) take such other action (including, without limitation, providing for the payment of a cash amount to holders of outstanding grants), in each case as it deems reasonably necessary to address, on an equitable basis, the effect of the applicable corporate event on the 2006 Plan and any outstanding grants.

        Change in Control.    Except as otherwise provided in a grant agreement, in the event of a change in control of us, the 2006 Plan provides that the Compensation Committee in its sole discretion may take such actions as it deems necessary or desirable with respect to a grant granted under the 2006 Plan, including, without limitation, (i) the acceleration of vesting or exercisability of grants, (ii) the expiration of grants following a change in control of us, (iii) the cancellation of grants for fair value, and/or (iv) the issuance of substitute grants that will substantially preserve the value, rights and benefits of any affected grants previously made under the 2006 Plan effective as of the date of the consummation of the change in control of us.

        Amendment and Termination.    The Compensation Committee may make amendments to any terms or conditions applicable to outstanding grants consistent with the 2006 Plan, except that, other than those adjustments described under "Adjustments" or "Change in Control," no amendment adverse to all participants in the 2006 Plan will be made without the participant's consent. Our board of directors may amend, suspend or terminate the 2006 Plan, except that no actions without shareholder approval, other than those described under "Adjustments" or "Change in Control," may be taken which would (i) increase the aggregate number of shares of our common stock available for grants under the 2006 Plan, (ii) decrease the price of outstanding stock options or stock appreciation rights, (iii) change requirements relating to the Compensation Committee or (iv) extend the term of the 2006 Plan. Because the 2006 Plan is intended to comply with Section 409A of the Code, no grant will be made, deferred, paid out or modified under the 2006 Plan in a manner that would result in the imposition of an additional tax upon a participant.

        Other.    The 2006 Plan is governed by the laws of the state of Delaware, and will terminate ten years after the date the 2006 Plan becomes effective (subject to earlier termination).

SECURITY OWNERSHIP BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of pre-spin PRIMEDIA common stock and post-spin Consumer Source common stock as of                        by (i) each beneficial owner of more than five percent of PRIMEDIA's outstanding common stock, (ii) each of PRIMEDIA's current directors, (iii) each beneficial owner of more than five percent of the Company's common stock after the spin and (iv) each of the Company's directors and named executive officers. The information regarding the beneficial ownership of Consumer Source common stock presumes that the reverse stock split and distribution had already occurred as of                        .

Name	Amount and Nature of Beneficial Ownership of PRIMEDIA Common Stock(1)	Percent of Class of PRIMEDIA Common Stock	Amount and Nature of Beneficial Ownership of Consumer Source Common Stock(1)	Percent of Class of Consumer Source Common Stock
KKR Associates, L.P. 9 West 57th Street New York, New York 10019
KKR 1996 GP LLC 9 West 57th Street New York, New York 10019
Marathon Asset Management Limited
Beverly C. Chell
David Crawford
Perry Golkin
Robert C. Metz
Dean B. Nelson
Thomas C. Uger
Julian Castelli
Kim Payne
Jamie Gallo
Arlene Mayfield
Daniel T. Ciporin
Kevin J. Smith
All directors and executive officers as a group (11 persons)

(1)
For purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares as of a given date which such person has voting power, investment power, or has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Except as otherwise noted, each beneficial owner of more than five percent of either PRIMEDIA's or the Company's common stock, as applicable, and each director and executive officer has sole voting and investment power over the shares reported. With respect to the restricted common stock shown as owned by certain executive officers, the executive officers have voting power but no investment power.

OUR RELATIONSHIP WITH POST-SPIN PRIMEDIA

        Consumer Source is presently wholly owned by PRIMEDIA, and the results of operations of entities that are or will be its subsidiaries have been included in PRIMEDIA's consolidated financial results. As a part of PRIMEDIA, in the ordinary course of business, Consumer Source has received various services provided by PRIMEDIA, including legal, insurance, tax, SEC accounting, corporate development, benefits and human resources, information systems, payroll services and other limited services. Historical CSI's historical financial statements included in this information statement include allocations by PRIMEDIA of all its overhead costs related to these services. A portion of these cost allocations have been allocated to Consumer Source, on a basis that Consumer Source and PRIMEDIA consider to be reasonable reflections of the use of these services. For the years ended December 31, 2005, 2004 and 2003, these cost allocations were $4,584, $3,699 and $3,526, respectively. For the six months ended June 30, 2006, these cost allocations were $3,846. These amounts are included in PRIMEDIA corporate administrative expenses and other general expenses on the accompanying consolidated statements of operations. We also anticipate that 50% of PRIMEDIA's annual management fees paid to KKR will be allocated to us. In addition, included in Historical CSI's historical financial statements are allocations of certain other expenses incurred by PRIMEDIA, such as depreciation, severance related to separated senior executives, provision for severance, closures and restructuring-related costs, provision for unclaimed property and gain/loss on sale of businesses and other, net. A portion of these allocations have also been allocated to Consumer Source, in the amounts of $2,342, $3,815 and $5,570 for the years ended December 31, 2005, 2004 and 2003, respectively; and $1,263 for the six months ended June 30, 2006. These allocations are included in other corporate expenses on the accompanying consolidated statements of operations. PRIMEDIA has also allocated to Historical CSI the interest on its long-term debt, the related amortization of deferred financing costs and write-offs, the interest on shares subject to mandatory redemption, preferred stock dividends and other. These allocations total $18,286, $15,121 and $16,184 for the years ended December 31, 2005, 2004 and 2003, respectively; and $9,753 for the six months ended June 30, 2006. These amounts are included in parent interest, dividends and other on the accompanying consolidated statements of operations.

        PRIMEDIA will be Consumer Source's sole stockholder until completion of the spin-off. In connection with the spin-off, PRIMEDIA is distributing its entire equity interest in Consumer Source to its stockholders in a transaction that is intended to be tax-free to PRIMEDIA and its U.S. stockholders. The spin-off will be subject to a number of conditions, some of which are described more fully under "The Spin-Off." After the spin-off, Post-Spin PRIMEDIA will not have any ownership interest in Consumer Source, and Consumer Source will be an independent public company. In addition, after the spin-off, Consumer Source will not have any ownership interest in Post-Spin PRIMEDIA, and Post-Spin PRIMEDIA will be an independent public company. PRIMEDIA may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off before the distribution date.

        Prior to the completion of the spin-off, PRIMEDIA and Consumer Source will enter into certain agreements, described below, governing the relationship between Post-Spin PRIMEDIA and Consumer Source subsequent to the spin-off and providing for the allocation of tax, employee benefits and certain other liabilities and obligations arising from periods prior to the spin-off, as well as transition services and relationships. These agreements will be entered into or have been entered into prior to the completion of the spin-off in the context of Consumer Source's relationship with PRIMEDIA as a wholly-owned subsidiary. We believe that these agreements will facilitate a smooth transition to a stand-alone company with minimal disruption to our operations.

        Copies of the forms of the agreements described below will be filed as exhibits to the registration statement on Form 10 of Consumer Source in respect of the registration of the Consumer Source common stock under the Securities Exchange Act of 1934, as amended, of which this information statement forms a part. We encourage you to read the full text of these material agreements.

Separation and Distribution Agreement

        The following description of the principal provisions of the separation and distribution agreement to be entered into between PRIMEDIA and Consumer Source is qualified by reference to the text of the separation and distribution agreement, a form of which will be attached as Exhibit 2.1 to the registration statement on Form 10. You are encouraged to read the separation and distribution agreement in its entirety for a more complete description of the terms of the separation and distribution.

        Overview.    The separation and distribution agreement will contain the key provisions required to effect the separation of Post-Spin PRIMEDIA and Consumer Source and distribution of the common shares of Consumer Source. The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to Post-Spin PRIMEDIA by Consumer Source and to Consumer Source by Post-Spin PRIMEDIA in the separation, and will describe when and how these transfers, assumptions and assignments will occur. Neither Consumer Source nor Post-Spin PRIMEDIA will make any representations or warranties with respect to any aspect of their respective assets, liabilities or businesses. The separation and distribution agreement will provide the mechanics for and the conditions to the distribution of the common shares of Consumer Source to PRIMEDIA stockholders. The separation and distribution agreement will also set forth certain agreements between Post-Spin PRIMEDIA and Consumer Source with respect to the period following the separation and distribution date. Post-Spin PRIMEDIA and Consumer Source intend to execute the separation and distribution agreement immediately before the effective date.

        Transfer of Assets, Assumption of Liabilities and Distribution of Consumer Source Common Shares.    The separation and distribution agreement will provide that, subject to the terms and conditions contained in the separation and distribution agreement:

  •
  PRIMEDIA will contribute certain assets related to the Consumer Guides business, consisting primarily of the Auto Guide business, to Consumer Source;

  •
  Consumer Source will distribute 100% of its stock, including the assets and liabilities, of Channel One Communications Corporation, Films for the Humanities & Sciences, Inc., PRIMEDIA Enterprises, Inc., PRIMEDIA International, Inc., PRIMEDIA Leisure Group, Inc., Enthusiast Media Subscription Company, Inc., Automotive.com, PRIMEDIANet Inc. and PRIMEDIA Magazines, Inc. to PRIMEDIA;

  •
  Liabilities will be allocated to and assumed by Consumer Source to the extent they are related to the Consumer Source business;

  •
  Liabilities of PRIMEDIA retained by or not transferred to Consumer Source will be liabilities of Post-Spin PRIMEDIA;

  •
  Specified liabilities related to businesses of PRIMEDIA that were sold or discontinued prior to the date of the separation and distribution will be assumed by Consumer Source or will remain with Post-Spin PRIMEDIA. For example, liabilities related to About and Automotive.com will remain with Post-Spin PRIMEDIA and liabilities related to RentClicks and Atlanta Auto Guide will go with Consumer Source;

  •
  The assets and liabilities of certain employee benefit plans will be transferred as described below under the caption "Employee Matters";

  •
  PRIMEDIA will retain [    ]% and Consumer Source will assume [    ]% of any liabilities (excluding tax liabilities) (i) under applicable law, including U.S. federal or state securities laws, arising from or relating to any documents filed with any governmental authorities, including the SEC, at or prior to the date of the separation and distribution in connection with the separation and distribution, (ii) arising from or relating to any action commenced with respect to the separation and distribution against Post-Spin PRIMEDIA or Consumer Source and (iii) arising from, relating to or involving a general corporate matter of PRIMEDIA, including any claim under U.S. federal or state securities laws or for breach of fiduciary duty, that relates to events that took place prior to the date of the separation and distribution;

  •
  Other liabilities will be allocated to either Post-Spin PRIMEDIA or Consumer Source as set forth in the separation and distribution agreement;

  •
  Shortly prior to the separation and distribution, Consumer Source will pay a cash dividend to PRIMEDIA in an amount of approximately $525 million. Consumer Source has received $600 million in financing commitments, subject to the satisfaction of customary conditions, to fund the cash dividend and for general corporate purposes; and

  •
  The common stock of Consumer Source will be distributed to the stockholders of PRIMEDIA.

        Information in this information statement with respect to the assets and liabilities of Post-Spin PRIMEDIA and Consumer Source following the separation and distribution is presented based on the allocation of such assets and liabilities as set forth in the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by Post-Spin PRIMEDIA or Consumer Source or for which Post-Spin PRIMEDIA or Consumer Source will have an indemnification obligation under the separation and distribution agreement and the other agreements relating to the separation and distribution are, and following the separation and distribution may continue to be, the legal or contractual liabilities or obligations of the other company. For example, either company may continue to be a party to a real property lease that will be assumed by the other company. Similarly, certain income tax liabilities for which one company will agree to bear financial responsibility will continue to be the legal responsibility of the other company or its subsidiaries. Each company will rely on the other company to satisfy its performance and payment obligations with respect to these and other liabilities and obligations assumed by the other company, as well as the indemnification obligations of the other company.

        Expenses.    Transaction expenses will be allocated between the companies as specified in the separation and distribution agreement.

        Indemnification Obligations.    Pursuant to the separation and distribution agreement, each company will indemnify the other company and the other company's officers, directors and employees for any losses arising out of its failure to perform or discharge any of the liabilities it assumed pursuant to the separation and distribution agreement, its businesses as conducted as of the date of the separation and distribution and its breaches of shared contracts.

        Legal Matters.    In general, under the separation and distribution agreement, Post-Spin PRIMEDIA and Consumer Source will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. Liability for, and control of, future litigation claims against either Post-Spin PRIMEDIA or Consumer Source for events that took place prior to, on or after the date of the separation and distribution generally will be assumed by the company operating the business to which the claim relates or, in the case of businesses which were sold or discontinued prior to the date of the separation and distribution, or for other matters agreed to be indemnified, the company which has assumed the liabilities. Post-Spin PRIMEDIA and Consumer Source will agree to cooperate in defending any claims against both of Post-Spin PRIMEDIA and Consumer Source for events that took place prior to, on or after the date of the separation and distribution.

        Employee Matters.    The separation and distribution agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation and distribution, including the treatment of certain outstanding annual and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. In general, the separation and distribution agreement will provide that, following the separation and distribution, Post-Spin PRIMEDIA will be responsible for all employment and benefit-related obligations and liabilities of current employees who will work for Post-Spin PRIMEDIA immediately following the separation and distribution, former PRIMEDIA employees who most recently worked for businesses and operations that will be part of Post-Spin PRIMEDIA immediately following the separation and distribution, former PRIMEDIA employees who most recently worked for certain businesses and operations that were sold or discontinued prior to the separation and distribution, and certain other former employees of PRIMEDIA as set forth in the separation and distribution agreement (and, in each case, their dependents and beneficiaries). In general, the separation and distribution agreement will provide that, following the separation and distribution, Consumer Source will be responsible for all employment and benefit-related obligations and liabilities related to current employees who will work for Consumer Source immediately following the separation and distribution, former PRIMEDIA employees who most recently worked for other businesses and operations that will be part of Consumer Source immediately following the separation and distribution, former PRIMEDIA employees who most recently worked for certain other businesses and operations that were sold or discontinued prior to the separation and distribution, and certain other former employees of PRIMEDIA as set forth in the separation and distribution agreement (and, in each case, their dependents and beneficiaries). Liability for benefit-related obligations and liabilities of former employees of PRIMEDIA who most recently worked for the PRIMEDIA corporate office will be shared equally by Post-Spin PRIMEDIA and Consumer Source.

        After the separation and distribution, employees of Consumer Source will initially continue to participate in certain Post-Spin PRIMEDIA employee benefit plans. Consumer Source will establish its own employee benefit plans that will be substantially similar to the plans sponsored by PRIMEDIA prior to the separation and distribution. The separation and distribution agreement will provide for the transfer of assets and liabilities, as applicable, relating to the pre-separation and distribution participation of Consumer Source employees and certain former Consumer Source employees (as set forth in the separation and distribution agreement) in various Post-Spin PRIMEDIA retirement, welfare, incentive compensation and employee benefit plans from such plans to the applicable new plans established by Consumer Source.

        Dispute Resolution.    The separation and distribution agreement will provide that each company will use commercially reasonable efforts to resolve expeditiously any disputes between the parties on a mutually acceptable negotiated basis, which may include the escalation of any dispute to senior management of each company or, in certain cases, the appropriate strategic business unit or division at either company. If the companies are unable to resolve disputes in this manner, they will be referred to a committee consisting of one non-overlapping director from each company and, if still not resolved, such disputes will be resolved through arbitration.

        Other Matters Governed by the Separation and Distribution Agreement.    Other matters governed by the separation and distribution agreement include access to financial and other information, provision of records and insurance matters.

Tax Matters Agreement

        The following description of the principal provisions of the tax matters agreement to be entered into between PRIMEDIA and Consumer Source is qualified by reference to the text of the tax matters agreement, a form of which will be attached as Exhibit 10.2 to the registration statement on Form 10 and is incorporated into this information statement by reference. You are encouraged to read the tax matters agreement in its entirety for a more complete description of these matters.

        The tax matters agreement will set forth the responsibilities of Post-Spin PRIMEDIA and Consumer Source with respect to, among other things, liabilities for federal, state, local and foreign income taxes for periods before and including the spin-off, the preparation and filing of income tax returns for such periods, disputes with taxing authorities regarding income taxes for such periods and indemnification for income taxes that would become due if the spin-off were taxable. Post-Spin PRIMEDIA and Consumer Source will generally each be responsible for federal, state and local, and foreign income taxes for periods before the spin-off relating to their respective businesses. Income tax liabilities relating to discontinued operations and previously disposed businesses will be allocated in accordance with the principles applicable under the separation and distribution agreement for liabilities relating to those operations and businesses. Other income tax liabilities, including items that do not specifically relate to either business, will be shared [    ]% to Post-Spin PRIMEDIA and [    ]% to Consumer Source. Post-Spin PRIMEDIA and Consumer Source will generally be jointly responsible for managing any dispute relating to income taxes for which both parties may be responsible. The tax matters agreement will also provide that, depending on the event, Post-Spin PRIMEDIA may have to indemnify Consumer Source, or Consumer Source may have to indemnify Post-Spin PRIMEDIA, for some or all of the taxes resulting from the transactions related to the distribution of Consumer Source common stock if the distribution does not qualify as tax-free under Sections 355 and 368 of the Code.

Transition Services Agreement

        The following description of the principal provisions of the transition services agreement to be entered into between PRIMEDIA and Consumer Source is qualified by reference to the text of the transition services agreement, a form of which will be attached as Exhibit 10.1 to the registration statement on Form 10 and is incorporated into this information statement by reference. You are encouraged to read the transition services agreement in its entirety for a more complete description of the terms of the transition services.

        PRIMEDIA and Consumer Source will enter into a transition services agreement pursuant to which Post-Spin PRIMEDIA will provide certain specified services to Consumer Source on an interim basis following the effective date, including the following services: legal, insurance, tax, SEC accounting, corporate development, benefits and human resource, information systems, payroll services and other limited services consistent with past practices for terms ranging from six months to two years. The cost to Consumer Source of such services shall be 40% of the total cost of such service to Post-Spin PRIMEDIA. Consumer Source shall be able to terminate the provision or use of any service on six months' prior notice.

Description of Material Agreements Relating to Ongoing Relationships

        After the separation and distribution, Post-Spin PRIMEDIA will continue to be the guarantor of certain obligations of Consumer Source under various commercial agreements. Consumer Source believes that all such agreements were negotiated on an arm's-length basis between the applicable counterparties. In addition, Consumer Source believes that such agreements, whether taken individually or in the aggregate, do not constitute material contracts to either Consumer Source or Post-Spin PRIMEDIA. Below is a brief description of certain of such agreements.

        PRIMEDIA currently guarantees some or all of the obligations of Consumer Source arising under certain of Consumer Source's real estate leases in Birmingham, AL, Irvine, CA, Norcross, GA, Smyrna, GA and Cincinnati, OH. The aggregate liability under such guarantees is approximately $14,300. PRIMEDIA will seek to obtain releases from these guarantees after completion of the spin-off. In addition, PRIMEDIA has obtained letters of credit in the aggregate amount of $665,000 in connection with certain of Consumer Source's real estate leases in Norcross, GA and Chicago, IL. PRIMEDIA intends to transfer these obligations to Consumer Source after completion of the spin-off.

DESCRIPTION OF OUR CAPITAL STOCK

General

        Immediately following the spin-off, we will have approximately [            ] shares of common stock outstanding based on the number of shares of PRIMEDIA common stock outstanding on [                ], the reverse stock split and a distribution ratio of one share of Consumer Source common stock for every share of PRIMEDIA common stock. The actual number of shares to be distributed will be determined on the record date.

Common Stock

  Authorized Shares

        We are authorized to issue up to 50,000,000 shares of common stock.

  Dividends

        Historically, PRIMEDIA has not paid dividends on its common stock, and we do not initially plan on paying any cash dividends. The owners of our common stock may receive dividends when declared by the Board out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our Board deems relevant. The terms of our credit agreement limit our ability to declare and pay cash dividends on the common stock. Please see "Dividend Policy" and "Risk Factors—Our debt instruments will limit our business flexibility by imposing operating and financial restrictions on our operations."

  Voting Rights

        Each share of common stock will be entitled to one vote in the election of directors and all other matters submitted to stockholder vote. There will be no cumulative voting rights.

  Liquidation Rights

        If we liquidate, dissolve or wind-up our business, whether voluntarily or not, our common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

  Preemptive Rights

        The common stock will have no preemptive or similar rights.

  Listing

        We intend to apply to have our common stock authorized for listing on the NYSE under the trading symbol "[    ]."

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York Company, Inc.

  Anti-Takeover Provisions

        We are subject to the provisions of Delaware law described below regarding business combinations with interested stockholders.

        Section 203 of the Delaware General Corporation Law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of business combination includes mergers, sales of assets, issuances of voting stock and certain other transactions. An interested stockholder is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

        Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

  •
  the board of directors approved the business combination before the stockholder became an interested stockholder, or the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

  •
  the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

        These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

        Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit.

        Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide for the mandatory indemnification of our directors and officers, and the discretionary indemnification of our employees and other agents, to the maximum extent permitted by the DGCL. As permitted by Sections 102 and 145 of the DGCL, our amended and restated certificate of incorporation eliminate a director's personal liability for monetary damages to the company and its stockholders arising from a breach of a director's fiduciary duty, other than for a breach of a director's duty of loyalty or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, and except as otherwise provided under the DGCL.

DESCRIPTION OF INDEBTEDNESS

($ in thousands)

        Our indebtedness is expected to consist of the following after giving effect to the incurrence of debt and the distribution of the cash proceeds of such debt to PRIMEDIA:

	Revolving Credit Facility	Senior Secured Loan	Second Priority Secured Loan and/or Notes	Total
Bank Credit Facilities and/or Notes	$75,000	$375,000	$150,000	$600,000
Outstanding	—	(375,000)	(150,000)	(525,000)
Letters of Credit Outstanding	(3,000)	—	—	(3,000)

Unused Commitments	$72,000	—	—	$72,000

        The Senior Secured Loan is expected to bear interest at the lower of the base rate plus approximately 1.50% or LIBOR plus approximately 2.50% per year. To the extent we choose to enter into a Second Priority Secured Loan, the Second Priority Secured Loan is expected to bear interest at the base rate plus approximately 5.50% or LIBOR plus approximately 6.25% per year. To the extent we choose to issue Notes, the Notes are expected to bear interest equal to the three-month LIBOR plus 6.00% per year if the rate is floating or approximately 11.00% if the rate is fixed.

        Under the Revolving Credit Facility, we are expected to pay commitment fees at a per annum rate of approximately 0.5% on the daily average aggregate unutilized commitment under the revolving loan commitment.

        The commitments under the Revolving Credit Facility are expected to be due at final maturity (up to 6 years from closing). Scheduled payments under the Senior Secured Loan are expected to be paid every three months at an annual rate of 1.0% with remaining outstandings due at final maturity (approximately 7 years from closing). We do not expect to have any scheduled payments under the Second Priority Secured Loan and/or Notes until final maturity (approximately 8 years from closing) when all outstandings under the Second Priority Secured Loan and/or Notes come due.

        The bank credit facilities and Notes agreements will contain certain customary events of default which generally give the banks or the noteholders, as applicable, the right to accelerate payments of outstanding debt. Under the bank credit facilities agreement, these events include:

  •
  failure to maintain required covenant ratios, as described below;

  •
  failure to make a payment of principal, interest or fees within a grace period; and

  •
  default, beyond any applicable grace period, on any of our aggregate indebtedness exceeding a certain amount.

        The bank credit facilities and Notes agreements will contain certain customary financial covenants limiting our indebtedness (maximum leverage ratios) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratios). In addition, the bank credit facilities and Notes agreements will contain customary affirmative and negative covenants, including covenants limiting our ability to:

  •
  incur additional indebtedness, with certain exceptions;

  •
  create liens;

  •
  merge, consolidate, sell all or substantially all of our assets, or liquidate; or

  •
  make certain investments or acquisitions.

        The Revolving Credit Facility and Senior Secured Loan are expected to be secured by a first priority, perfected interest in all of our tangible and intangible assets including stock and assets of subsidiaries. The Second Priority Secured Loan is expected to be secured by a second priority, perfected lien in all assets securing the Revolving Credit Facility and Senior Secured Loan. In the event we choose to issue Notes, the Notes would be unsecured.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of Consumer Source Inc. and subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this information statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

        Historical CSI has filed with the SEC a registration statement on Form 10 with respect to the shares of Consumer Source common stock to be received by the stockholders of PRIMEDIA in the spin-off. This information statement does not contain all of the information set forth in the Form 10 registration statement and the exhibits to the Form 10 registration statement. For further information with respect to Consumer Source Inc. and the shares of Consumer Source common stock, reference is hereby made to the Form 10 registration statement, including its exhibits. Statements made in this information statement relating to the contents of any contract, agreement or other documents are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of the Form 10 registration statement, including its exhibits, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, copies of the Form 10 registration statement and related documents may be obtained through the SEC Internet site at http://www.sec.gov.

        As a result of the spin-off, Consumer Source will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, will file reports, proxy statements and other information with the SEC. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above. You also will be able to obtain copies of this material from the public reference facilities of the SEC as described above, or inspect them without charge at the SEC's Internet site.

        In addition, Consumer Source intends to furnish holders of Consumer Source common stock with annual reports containing consolidated financial statements audited by an independent accounting firm.

CONSUMER SOURCE INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
Consumer Source Inc.
New York, New York:

        We have audited the accompanying consolidated balance sheets of Consumer Source Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related statements of consolidated operations, shareholder's deficiency, and consolidated cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Consumer Source Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 3, 2006

CONSUMER SOURCE INC. AND SUBSIDIARIES

Statements of Consolidated Operations

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Revenues, net:
Advertising	$638,241	$628,381	$629,358
Circulation	204,429	215,231	225,677
Other	147,901	126,184	119,382

Total revenues, net	990,571	969,796	974,417
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization of property and equipment)	217,387	209,409	214,495
Marketing and selling	186,352	188,408	179,517
Distribution, circulation and fulfillment	189,712	176,146	178,726
Editorial	69,546	65,969	62,553
Other general expenses (including parent allocations of $13,413, $18,133 and $22,999 in 2005, 2004 and 2003, respectively)	123,185	112,489	113,358
PRIMEDIA corporate administrative expenses (including non-cash compensation of $6,089, $6,097 and $11,184 in 2005, 2004 and 2003, respectively)	33,717	33,751	39,276
Depreciation and amortization of property and equipment (including $4,440 of provision for impairment in 2005)	29,314	24,820	24,784
Amortization of intangible assets and other (including $8,888, $6,700 and $13,780 of provision for impairment in 2005, 2004 and 2003 respectively)	19,194	18,752	36,076
Provision for severance, closures and restructuring-related costs	2,380	3,160	4,486
Provision for unclaimed property	—	3,383	—
Other corporate expenses	3,706	8,839	16,951
Gain on sale of businesses and other, net	(209)	(1,039)	(126)

Operating income	116,287	125,709	104,321
Other income (expense):
Provision for impairment of investments	—	(804)	(8,975)
Interest expense	(1,613)	(3,489)	(3,389)
Parent interest, dividends and other	(171,105)	(180,839)	(187,057)
Other income (expense), net	135	(40)	(2,667)

Loss from continuing operations before provision for income taxes	(56,296)	(59,463)	(97,767)
Provision for income taxes	(6,744)	(13,907)	(3,370)

Loss from continuing operations	(63,040)	(73,370)	(101,137)
Discontinued operations (including gain on sale of businesses, net of tax, of $604,215, $43,535 and $124,426 in 2005, 2004 and 2003, respectively)	627,658	95,335	98,156

Net income (loss)	$564,618	$21,965	$(2,981)

See notes to consolidated financial statements.

CONSUMER SOURCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands except share amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$6,934	$9,505
Accounts receivable, net	134,773	179,005
Inventories	21,212	22,696
Prepaid expenses and other	21,100	24,572
Assets held for sale	109,129	40,274

Total current assets	293,148	276,052
Property and equipment (net of accumulated depreciation and amortization of $213,364 in 2005 and $259,775 in 2004)	53,778	74,193
Intangible assets, net	231,404	242,884
Goodwill	763,177	902,579
Other non-current assets	18,104	18,350

Total Assets	$1,359,611	$1,514,058

LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities:
Accounts payable	$44,844	$71,696
Accrued expenses and other	83,508	86,386
Deferred revenues	106,202	155,576
Capital lease obligations	1,861	2,698
Liabilities of businesses held for sale	33,203	26,980

Total current liabilities	269,618	343,336
Capital lease obligations	2,596	4,178
Deferred revenues	—	943
Deferred income taxes	87,655	75,172
Due to PRIMEDIA	3,812,725	4,484,042
Other non-current liabilities	48,662	32,817

Total Liabilities	4,221,256	4,940,488

Commitments and contingencies (Note 20)
Shareholder's deficiency:
Common stock (no par value, 1,000 share authorized, issued and outstanding at December 31, 2005 and 2004)	—	—
Accumulated deficit	(2,861,645)	(3,426,263)
Accumulated other comprehensive loss	—	(167)

Total Shareholder's Deficiency	(2,861,645)	(3,426,430)

Total Liabilities and Shareholder's Deficiency	$1,359,611	$1,514,058

See notes to consolidated financial statements.

CONSUMER SOURCE INC. AND SUBSIDIARIES

Statements of Consolidated Cash Flows

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Operating activities:
Net income (loss)	$564,618	$21,965	$(2,981)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	57,604	66,462	130,573
Gain on sales of businesses and other, net	(604,424)	(44,574)	(124,552)
Non-cash revenue related to assets-for-equity transactions	—	—	(284)
Equity losses in equity method investments	—	64	4,129
Accretion of acquisition obligation and other	1,310	1,124	3,075
Non-cash compensation	180	—	—
Intercompany expense	31,564	28,484	64,026
Provision for the impairment of investments	—	804	8,975
Deferred income taxes	12,483	13,808	11,864
Other, net	325	(17,082)	194
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable, net	1,643	16,157	1,436
Inventories	(5,063)	(7,056)	5,332
Prepaid expenses and other	299	3,668	16,074
Increase (decrease) in:
Accounts payable	(11,579)	2,861	(27,777)
Accrued expenses and other	(19,091)	(25,009)	(8,805)
Deferred revenues	1,374	(548)	(9,502)
Other non-current liabilities	873	(419)	599

Net cash provided by operating activities	32,116	60,709	72,376

Investing activities:
Additions to property and equipment	(30,039)	(33,327)	(38,081)
Proceeds from sales of businesses	823,099	70,351	214,853
Payments for businesses acquired, net of cash acquired	(105,756)	(2,385)	(22,786)
Proceeds from sale of other investments	—	17,339	2,064
Payments for investments	—	(7)	(4,599)

Net cash provided by investing activities	687,304	51,971	151,451

Financing activities:
Intercompany activity	(718,324)	(106,441)	(221,396)
Capital lease payments	(3,466)	(4,841)	(7,645)
Other	(201)	(233)	(299)

Net cash used in financing activities	(721,991)	(111,515)	(229,340)

(Decrease) increase in cash and cash equivalents	(2,571)	1,165	(5,513)
Cash and cash equivalents, beginning of year	9,505	8,340	13,853

Cash and cash equivalents, end of year	$6,934	$9,505	$8,340

Supplemental information:
Cash interest paid on parent debt	$162,748	$158,183	$135,163

Cash interest paid on capital and restructured leases	$4,816	$6,698	$10,767

Cash taxes paid, net	$4,767	$1,192	$328

Cash paid for severence, closures and restructuring-related costs	$4,182	$8,038	$8,663

Businesses acquired:
Fair value of assets acquired	$136,654	$136	$13,906
(Liabilities assumed) net of deferred purchase price payments	(30,898)	2,249	(8,880)

Payments for businesses acquired, net of cash acquired	$105,756	$2,385	$22,786

Non-cash activities:
Assets acquired under capital lease obligations	$1,287	$296	$9,522

Present value of expected future payments related to the acquisition of Automotive.com, Inc.	$23,417	$—	$—

See notes to consolidated financial statements.

CONSUMER SOURCE INC. AND SUBSIDIARIES

Statements of Shareholder's Deficiency

Years Ended December 31, 2005, 2004 and 2003
(in thousands, except share amounts)

	Common Stock
	Shares	Par Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2003	1,000	$—	$(3,445,083)	$(247)	$(3,445,330)
Net loss	—	—	(2,981)	—	(2,981)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	71	71

Comprehensive loss					(2,910)

Other	—	—	354	—	354

Balance at December 31, 2003	1,000	—	(3,447,710)	(176)	(3,447,886)
Net income	—	—	21,965	—	21,965
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	9	9

Comprehensive income					21,974

Other	—	—	(518)	—	(518)

Balance at December 31, 2004	1,000	—	(3,426,263)	(167)	(3,426,430)
Net income	—	—	564,618	—	564,618
Other comprehensive income:
Foreign currency translation adjustment	—	—		167	167

Comprehensive income					564,785

Balance at December 31, 2005	1,000	$—	$(2,861,645)	$—	$(2,861,645)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands, except share amounts)

1.    Description of Business

        The financial statements presented herein represent the operations and financial position of Consumer Source Inc. and subsidiaries ("CSI"). CSI is a wholly owned subsidiary of PRIMEDIA Inc. ("PRIMEDIA"). CSI consists of PRIMEDIA's Enthusiast Media, Consumer Guides and Education operating segments and allocations of shared services performed by PRIMEDIA's corporate offices. CSI will hereinafter be referred to as "Historical CSI" or the "Company" unless the context implies otherwise. These financial statements are the financial statements of the entity referred to in the Form 10 as "Historical CSI."

        The Enthusiast Media segment delivers content, both print and online, to consumers in various niche markets while monetizing the readership via advertising, subscription, and newsstand sales. The Enthusiast Media segment includes enthusiast magazines, their related Internet sites, events, licensing, and merchandising. The Consumer Guides segment publishes and distributes rental apartment, new home, and auto guides primarily in the United States in print and online formats. The Education segment produces and delivers education and training materials targeted to classroom audiences via satellite, DVD, VHS, CD ROM, live events, and over the Internet. The Education segment includes Channel One, Films Media Group, and PRIMEDIA Healthcare.

2.    Summary of Significant Accounting Policies

        Use of Estimates.    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include the establishment of the allowances for doubtful accounts, reserves for sales returns and allowances, provisions for severance, closures and restructuring related costs, purchase price allocations, impairments of investments, divestiture reserves, valuation of equity instruments and allowances for income taxes and the recoverability and lives of long-lived assets, including goodwill.

        Basis of Presentation.    The consolidated financial statements include the accounts of Historical CSI and its subsidiaries. All intercompany accounts and transactions between Historical CSI and its subsidiaries have been eliminated in consolidation.

        Cash and Cash Equivalents.    Management considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Book overdrafts representing outstanding checks of $25,279 and $29,402 at December 31, 2005 and 2004, respectively, have been reclassified to accounts payable on the accompanying consolidated balance sheets.

        Concentrations of Credit Risk.    Substantially all of the Company's trade receivables are from subscription and advertising customers located throughout the United States. The Company establishes its credit policies based on an ongoing evaluation of its customers' credit worthiness and competitive market conditions and establishes its allowance for doubtful accounts based on an assessment of exposures to credit losses at each balance sheet date. The Company believes its allowance for doubtful accounts is sufficient based on the credit exposure outstanding at December 31, 2005.

        Inventories.    Inventories, including paper, purchased articles, photographs and art, are valued at the lower of cost or market, on a first-in, first-out basis.

        Property and Equipment.    Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment, including the amortization of leasehold improvements, is provided at rates based on the estimated useful lives or lease terms, if shorter, using the straight-line method. Improvements are capitalized while maintenance and repairs are expensed as incurred.

        Goodwill and Other Intangible Assets.    Goodwill and Other Intangible Assets are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and intangible assets deemed to have an indefinite life are not amortized and are subject to impairment tests, at least annually. The Company does not amortize goodwill and indefinite lived intangible assets (primarily trademarks).

        The Company tests goodwill and indefinite lived intangible assets for impairment, and has established October 31 as the annual impairment test date, using a fair value approach at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and reviewed regularly by management. Assets and liabilities of the Company have been assigned to the reporting units to the extent that they are employed in or are considered a liability related to the operations of the reporting unit and are considered in determining the fair value of the reporting unit. See Note 8 for further discussion on SFAS 142.

        Long-Lived Assets.    Whenever significant events or changes occur, such as those affecting general market conditions or pertaining to a specific industry or an asset category, the Company reviews the long-lived assets for impairment. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining lives of the assets to measure recoverability. If the estimated cash flows are less than the carrying value of the asset, the loss is measured as the amount by which the carrying value of the asset exceeds fair value.

        Investments.    Investments where the Company has the ability to exercise significant influence over financial and accounting policies are accounted for under the equity method of accounting. The Company records its share of income (losses) of certain equity investees based upon the investee's most recent available financial information, typically on a three month lag. Investments where the Company does not have significant influence are accounted for under the cost method. Cost and equity method investments are included in other non-current assets on the accompanying consolidated balance sheets.

        Investments are periodically reviewed by the Company for impairment whenever significant events or changes occur, such as those affecting general market conditions or those pertaining to a specific industry or an individual investment, which could result in the carrying value of an investment exceeding its fair value. An impairment will be considered to have occurred when it is determined that the decline in fair value to a level below its carrying value is other than temporary, based on consideration of all available evidence. If it has been determined that an impairment in value has occurred, the carrying value of the investment would be written down to an amount equivalent to the fair value of the investment. The determination of fair value begins with a contemporaneous market price because that price reflects the market's most recent evaluation of the total mix of available information. Absent a contemporaneous market price, determination of fair value is based on all other available information, including but not limited to, recent financing obtained and/or projected revenue streams.

        Income Taxes.    The Company files a consolidated Federal Income Tax return with its parent, PRIMEDIA. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. Historical CSI has calculated its provision on a separate return basis.

        Management has determined that the Company is not likely to realize the income tax benefit of its net deferred tax assets. Therefore, as a result of the adoption of SFAS 142 in 2002, the Company continues to record a valuation allowance in excess of its net deferred tax assets to the extent the difference between the book and tax basis of indefinite lived intangible assets is not expected to reverse during the net operating loss carryforward period.

        Since amortization of tax-deductible goodwill and trademarks ceased on January 1, 2002, the Company will have deferred tax liabilities that will arise each quarter because the taxable temporary differences related to the amortization of these assets will not reverse prior to the expiration period of the Company's deductible temporary differences unless the related assets are sold or an impairment of the assets is recorded.

        Deferred Wiring and Installation Costs.    Wiring and installation costs incurred by Channel One have been capitalized and are being amortized under the straight-line method over the related estimated useful lives of 18 months.

        Stock-Based Compensation.    The Company does not have any compensation plans under which it grants stock awards to employees. On behalf of the Company, PRIMEDIA grants the Company's officers and other key employees restricted PRIMEDIA stock and options to purchase shares of PRIMEDIA common stock. All of PRIMEDIA's stock compensation expense is allocated to the Company in PRIMEDIA corporate administrative expenses, including stock-based compensation expense related to the fair value of the stock and options granted to employees of the Company.

        PRIMEDIA's stock-based employee compensation plan is described in Note 13. Effective January 1, 2003, PRIMEDIA adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", under the prospective method. Upon adoption, PRIMEDIA began expensing the fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003. The adoption of SFAS 123 increased the loss from continuing operations of the Company for the year ended December 31, 2003 by $5,980, which includes a charge of $5,145 related to an extension of the expiration period of options previously granted to PRIMEDIA's former Interim Chief Executive Officer and President, and increased the loss from continuing operations for the year ended December 31, 2005 and 2004 by $3,780, and $2,603, respectively (see Note 15).

        Pro forma information regarding net income is required by SFAS 123, and has been determined as if PRIMEDIA had accounted for its employee stock options granted on or before December 31, 2002 under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model. The following weighted-average assumptions were used for 2005, 2004 and 2003, respectively: risk-free interest rates of 3.79%, 2.86% and 2.99%; dividend yields of 0.0%, volatility factors of the expected market price of the PRIMEDIA's common stock of 71.89%, 83.83% and 80.65%; and a weighted-average expected life of the option of three, three and four years. The estimated fair value of options granted to employees of the Company during 2005, 2004 and 2003 was $805, $462 and $7,195, respectively.

        The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. PRIMEDIA's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate of its employee stock options.

        The following table illustrates the effect on net income (loss) related to all allocated stock compensation expense as if PRIMEDIA had applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation grants for all periods presented:

	Years Ended December 31,
	2005	2004	2003
Reported net income (loss)	$564,618	$21,965	$(2,981)
Add: Stock-based employee compensation expense related to stock options held by PRIMEDIA employees, included in reported net income (loss)	3,780	2,778	8,740
Deduct: Total stock-based employee compensation expense related to stock options held by PRIMEDIA employees, determined under fair value based methods for all awards	(8,237)	(11,390)	(27,433)

Pro forma net income (loss)	$560,161	$13,353	$(21,674)

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) ("SFAS 123(R)"). Upon its effective date, SFAS 123(R) replaced SFAS 123, and superseded Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. See Recent Accounting Pronouncements for further discussion.

        Revenue Recognition.    The Company recognizes revenue when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable and collectability is reasonably assured.

        Advertising revenues for all consumer magazines are recognized as income at the on-sale date, net of provisions for estimated rebates, adjustments and discounts. Other advertising revenues are generally recognized based on the publications' cover dates. Online advertising is generally recognized as advertisements are run. Newsstand sales are recognized as revenue at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription. Sales of books and other items are recognized as revenue upon shipment, net of an allowance for returns. In accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. Channel One's advertising revenues, net of commissions, are recognized as advertisements are aired on the program. Certain advertisers are guaranteed a minimum number of viewers per advertisement shown; the revenue recognized is based on the actual viewers delivered not to exceed the original contract value. The Company also derives revenue from various licensing agreements, which grant the licensee rights to use the trademarks and brand names of the Company in connection with the manufacture and sale of certain designated products. Licensing revenue is generally recognized by the Company pro rata over the life of the license agreement or as licensed products are sold.

        From time to time, the Company enters into multiple element arrangements whereby it may provide a combination of services including print advertising, content licensing, customer lists, on-line advertising and other services. Revenue from each element is recorded when the following conditions exist: (1) the product or service provided represents a separate earnings process; (2) the fair value of each element can be determined separately and; (3) the undelivered elements are not essential to the functionality of a delivered element. If the conditions for each element described above do not exist, revenue is recognized as earned using revenue recognition principles applicable to those elements as if it were one arrangement, generally on a straight-line basis.

        Barter Transactions.    The Company trades advertisements in its traditional and online properties in exchange for trade show space and booths, advertising in properties of other companies and distribution related expenses. Revenue and related expenses from barter transactions are recorded at fair value in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions", EITF

No. 93-11, "Accounting for Barter Transactions Involving Barter Credits", EITF No. 99-17, "Accounting for Advertising Barter Transactions", and EITF No. 01-2, "Interpretations of APB No. 29". Revenue from barter transactions is recognized in accordance with the Company's revenue recognition policies. Expense from barter transactions is generally recognized as incurred. Revenue from barter transactions was approximately $4,400, $5,000 and $6,600 for the years ended December 31, 2005, 2004 and 2003, respectively, with approximately equal related expense amounts in each year.

        Editorial and Product Development Costs.    Editorial cost and product development cost are expensed as incurred. Product development costs include the cost of artwork, graphics, prepress, plates and photography for new products.

        Advertising and Subscription Acquisition Costs.    Advertising and subscription acquisition costs are expensed the first time the advertising takes place, except for certain direct-response advertising, the primary purpose of which is to elicit sales from customers who can be shown to have responded specifically to the advertising and that results in probable future economic benefits. Direct-response advertising consists of product promotional mailings, catalogues, telemarketing and subscription promotions. These direct-response advertising costs are capitalized as assets and amortized over the estimated period of future benefit. The amortization periods range from one to two years subsequent to the promotional event. Amortization of direct-response advertising costs is included in marketing and selling expenses on the accompanying statements of consolidated operations. Advertising expense was approximately $60,400, $59,500 and $59,800 during the years ended December 31, 2005, 2004 and 2003, respectively.

        Internal-Use Software.    In compliance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software and includes them in property and equipment, net. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than three years using the straight-line method. In addition, in compliance with SOP 98-1 and EITF No. 00-2, "Accounting for Web Site Development Costs," direct internal and external costs associated with the development of the features and functionality of the Company's Web sites incurred during the application and infrastructure development phase have been capitalized, and are included in property and equipment, net on the accompanying consolidated balance sheets. Typical capitalized costs include, but are not limited to, acquisition and development of software tools required for the development and operation of the website, acquisition and registration costs for domain names and costs incurred to develop graphics for the Internet site. These capitalized costs are amortized over the estimated useful life of up to three years using the straight-line method. Capitalized software costs are subject to impairment evaluation in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS 144").

        Derivative Financial Instruments.    Derivative Financial Instruments are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedged item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of consolidated operations when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations. The Company is not a party in any derivative contracts, other than the forward agreement discussed in Note 4.

Recent Accounting Pronouncements

SFAS No. 123 (revised 2004), "Share-Based Payment"

        In December 2004, the FASB issued SFAS 123 (revised 2004) ("SFAS 123(R)"). SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The FASB has concluded that companies may adopt the new standard in one of two ways: the modified prospective transition method and the modified retrospective transition method. The modified prospective transition method requires recognition of compensation expense from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. The modified retrospective method requires recognition of compensation expense for periods presented prior to the adoption of the fair value based accounting method for share-based payment; that is, an entity would recognize employee compensation cost for prior periods presented in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. The Company adopted SFAS 123(R) using the modified prospective method effective January 1, 2006. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

SFAS No. 157, "Fair Value Measurements"

        In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of this standard.

Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes

        In July 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes," effective for fiscal years beginning after December 15, 2006. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also requires entities to make further disclosures about uncertainties in their income tax position, and to include a rollforward of the tax benefits taken that do not qualify for financial statement recognition. The Company is in the process of assessing the impact of this Interpretation on its financial statements.

3.    Divestitures

2003

        During 2003, the Company completed several divestitures, the results of which have been included in discontinued operations in accordance with SFAS 144. In May 2003, the Company sold Seventeen magazine and its companion properties, including a number of Seventeen branded assets, Teen magazine, Seventeen.com, teenmag.com and Cover Concepts, an in-school marketing unit ("Seventeen"). In July 2003, the Company sold gURL.com, also a Seventeen property. These products were included in the Enthusiast Media segment. In addition, the Company sold Sprinks, the pay per click advertising network, which served About.com, which was divested in 2005, and numerous third party distribution partners, and was part of the Enthusiast Media segment, Realestate.com, which was part of the Consumer Guides segment, as well as Simba Information, Federal Sources and Cableworld, all part of the Business Information segment, which was fully divested during 2005. Proceeds from these divestitures in 2003 were approximately $213,000 and were used to pay down PRIMEDIA's outstanding debt and borrowings under the bank credit facilities and for general corporate purposes. The related gain on sale of businesses, net of tax, of $124,426 for the year ended December 31, 2003 has been included in discontinued operations on the accompanying statement of consolidated operations.

        In addition, during the year ended December 31, 2003, the Company completed the sale of several other properties which did not qualify as discontinued operations under SFAS 144. The related loss on the sale of these businesses of $591 for the year ended December 31, 2003 is included in gain on sale of businesses and other, net, on the accompanying statements of consolidated operations. Proceeds from these sales were approximately $850 and were used to pay down PRIMEDIA's outstanding debt and borrowings under the bank credit facilities.

2004

        In January 2004, the Company completed the sale of New York magazine, part of the Enthusiast Media segment, the operating results of which have been reclassified as discontinued operations for all periods presented. Proceeds from the sale of $55,000, subject to standard post-closing adjustments, were used to pay down PRIMEDIA's revolving credit borrowings under its bank credit facilities with JPMorgan Chase Bank, Bank of America, N.A., The Bank of New York and The Bank of Nova Scotia, as agents. The Company recorded a gain on the sale of New York magazine of approximately $38,000 in discontinued operations for the year ended December 31, 2004. Additionally, the Company finalized a working capital settlement with the purchaser of Seventeen, resulting in a payment to the purchaser of $3,379 in January 2004.

        In February 2004, the Company completed the sale of Kagan World Media, part of the Business Information segment, the operating results of which have been reclassified as discontinued operations for all periods presented. Proceeds from the sale were approximately $2,200, subject to standard post-closing adjustments.

        In April 2004, the Company sold About Web Services, the Web hosting business of About.com, part of the Enthusiast Media segment, the operating results of which have been reclassified as discontinued operations for all periods presented. Proceeds from the sale were approximately $12,200, subject to standard post-closing adjustments.

        In September 2004, the Company announced that it was exploring the sale of its Workplace Learning division, excluding PRIMEDIA Healthcare. Workplace Learning was part of the Education segment (formerly known as the Education and Training segment) which was renamed to reflect the classification of Workplace Learning as a discontinued operation.

2005

        On March 18, 2005, the Company completed the sale of About.com, part of the Enthusiast Media segment, the results of which have been classified as discontinued operations for all periods presented. Gross proceeds from the sale of approximately $410,600 were used to reduce PRIMEDIA's borrowings under its revolving bank credit facilities and for general corporate purposes. The Company recorded a net gain on the sale of About.com of $378,930 included in discontinued operations in 2005.

        On March 31, 2005, the Company completed the sale of Bankers Training & Consulting Company, the financial services division of Workplace Learning, and on April 1, 2005, the Company sold the remaining net assets of Workplace Learning for the assumption of liabilities. The Company recorded a net gain of $2,806 included in discontinued operations for the year ended December 31, 2005. The operating results of Workplace Learning, excluding PRIMEDIA Healthcare, have been reclassified as discontinued operations for all periods presented.

        On September 30, 2005, the Company sold its Business Information segment for approximately $385,000, resulting in a net gain of approximately $221,978. During the fourth quarter of 2005, the Company sold Ward's Automotive Group ("Ward's"), resulting in a net gain of approximately $501. The operating results of the Business Information segment, including Ward's, have been classified as discontinued operations for all periods presented.

        Additionally, during the third quarter of 2005, the Company discontinued the operations of two magazines in the Enthusiast Media segment. Their operating results have been classified as discontinued operations for all periods presented.

Included in Discontinued Operations

        Total revenues, net, and income before provision for income taxes included in discontinued operations for the years ended December 31, 2005, 2004 and 2003 on the accompanying statements of consolidated operations are as follows:

	Years Ended December 31,
	2005	2004	2003
Total revenues, net	$264,377	$389,283	$492,587
Income (loss) before provision for income taxes	29,282	53,212	(17,422)

        Income (loss) before provision for income taxes above excludes gains on sale of businesses, net of tax, of $604,215, $43,535 and $124,426 for the years ended December 31, 2005, 2004 and 2003, respectively.

Held for Sale

        The assets and liabilities of businesses which the Company has initiated plans to sell, but had not sold, as of December 31, 2005 and 2004, have been reclassified to held for sale on the accompanying consolidated balance sheets. For 2005 and 2004, this represents the assets and liabilities of the Crafts and History groups, and of the Workplace Learning division, respectively.

	December 31,
	2005	2004
ASSETS
Accounts receivable, net	$12,994	$5,114
Inventories	1,273	1,524
Prepaid expenses and other	883	588
Property and equipment, net	1,617	18,991
Intangible assets, net	5,148	—
Goodwill	87,214	—
Other non-current assets	—	14,057

Assets held for sale	$109,129	$40,274

LIABILITIES
Accounts payable	$3,929	$2,371
Accrued expenses and other	1,085	4,177
Deferred revenues—current	28,189	5,545
Current portion of capital lease obligations	—	1,076
Long-term capital lease obligations	—	13,811

Liabilities of businesses held for sale	$33,203	$26,980

        Businesses with assets and liabilities classified as held for sale at December 31, 2004 were sold during 2005. In 2006, the Company completed the sales of the Crafts and History groups (See Note 24).

4.     Acquisitions

Acquisition of Automotive.com

  Allocation of Purchase Price

        On November 15, 2005, PRIMEDIA purchased 80% of the stock of Automotive.com, Inc. ("Automotive.com"), an automotive lead generation business serving new car buyers, which has proven expertise in car sales lead generation, search engine marketing, search engine optimization and a technology platform that can drive increased traffic and ultimately monetize that traffic into high quality lead generation. Subsequent to the acquisition, the assets and liabilities of Automotive.com were contributed to Historical CSI. To obtain full advantage from this acquisition, Historical CSI has contributed the assets associated with its 55 automotive Internet sites to Automotive.com, creating new revenue opportunities for its portfolio of established automotive brands. As automakers divert marketing dollars to the Internet and as auto dealers seek increased car sale leads, the combination of Automotive.com with the auto Internet sites contributed by Historical CSI will provide a platform for maximizing advertising and lead generation revenues across all those sites.

        The total estimated purchase price of Automotive.com was $92,099, comprised of $68,400 in cash, net of cash acquired, $23,417 representing the present value of expected future payments to be made to acquire the remaining shares of Automotive.com and $282 of estimated acquisition costs.

        PRIMEDIA financed the acquisition of Automotive.com utilizing $55,985 in cash and the remaining $12,415 as an advance on its revolver.

        The following is a summary of the estimated purchase price, as well as the allocation of the purchase price to the fair value of the net assets acquired at November 15, 2005:

Cash paid (net of cash acquired)	$68,400
Present value of expected future payments	23,417
Estimated direct acquisition costs	282

Total estimated purchase price	92,099
Less: Fair value of net tangible assets acquired	7,158
Plus: Liabilities assumed	8,094

Total excess purchase price	93,035
Allocated to identifiable intangible assets	30,689

Goodwill	$62,346

        Tangible assets acquired and liabilities assumed consisted of the following:

Accounts receivable, net	$4,170
Other current assets	2,266
Property and equipment	722

Total tangible assets acquired	$7,158

Accounts payable	$1,202
Accrued expenses	6,892

Total liabilities assumed	$8,094

        Intangible assets acquired consisted of the following:

	Fair Value at purchase date	Weighted- Average Amortization Period
Customer relationships	$21,300	11 years
Advertiser lists	110	4 years
Domain names	1,700	15 years
License	6,800	2 years
Software development	779	3 years

Total	$30,689	9 years

        Goodwill resulting from the purchase of Automotive.com is included in the goodwill of the Enthusiast Media segment. None of the goodwill resulting from the purchase of Automotive.com is expected to be deductible for tax purposes.

Additional Payments

        Under the provisions of the Automotive.com Stockholders Agreement, Historical CSI must make quarterly payments (the "Additional Payments") to the minority shareholders of Automotive.com in the amount of 30% of Remaining Free Cash Flow, as defined in the Automotive.com Stockholders Agreement. The additional payments are paid within 45 days of the end of each calendar quarter commencing with the quarter ended December 31, 2005 and ending within 45 days of the quarter ending December 31, 2008, or December 31, 2009, if the forward agreement (see discussion below) is extended by the minority shareholders. The additional payments will be recognized when the related contingency is resolved and the consideration is paid or becomes payable. The pro rata share of the additional payments made to Automotive.com's Chief Executive Officer ("CEO") will be recorded as compensation expense to the Company due to the nature of his ongoing relationship with Automotive.com. The remaining pro rata share of the Additional Payments to be made to the other minority shareholders will be recorded as an adjustment to the purchase price of Automotive.com.

Forward Agreement

        In addition, PRIMEDIA and the minority shareholders entered into a forward agreement through which PRIMEDIA will purchase the remaining 20% of Automotive.com's stock within a short period of time after the 2008 audit date, or if the forward agreement is extended, the 2009 audit date (early 2010). The settlement price of the forward agreement is based on a measure of Automotive.com's earnings in the fiscal year prior to settlement.

        For accounting purposes, the forward agreement has been bifurcated into the components relating to the CEO of Automotive.com and the other minority shareholders. The component relating to the CEO was measured at intrinsic value for the one and one half months remaining in 2005 following the transaction date. Beginning on January 1, 2006, PRIMEDIA adopted the provisions of SFAS 123(R), which requires that the portion of the forward agreement relating to the CEO be recorded as a liability and measured at fair value. The initial recognition of the liability was recorded as the cumulative effect of an accounting change on January 1, 2006 on the Company's statement of operations. Subsequent to January 1, 2006, the liability will be measured based on fair value at each reporting date and any adjustments to the liability will be recorded as compensation expense.

        The component of the forward agreement relating to the other minority shareholders was recorded as a liability at fair value as of the transaction date and recorded as an adjustment to the purchase price. Additionally, this liability will be measured based on fair value at each subsequent reporting date and any adjustments to the liability will be recorded as interest expense.

        At December 31, 2005, the fair value of this liability was $23,681, resulting in a charge to interest expense of $264.

Pro Forma Information

        The following unaudited pro forma information is presented assuming the acquisition of Automotive.com had been completed as of the beginning of the periods presented. In management's opinion, all pro forma adjustments necessary to reflect the material effects of this transaction have been made. The pro forma information does not purport to present what the actual results of operations would have been had the acquisition of Automotive.com occurred on such dates, nor to project the results of operations for any future period.

	2005	2004
Total revenue	$1,015,150	$995,847
Loss from continuing operations	$(72,164)	$(64,097)
Net income	$555,494	$31,238

Acquisition of New Home Update

        In April 2005, the Consumer Guides segment acquired the assets of New Home Update, a collection of new home guides for $15,800 in cash and $461 in assumed liabilities. This acquisition made New Home Guide the largest publisher of new home advertising guides in the industry. The purchase price and its allocation are subject to routine post-closing adjustments. The Company allocated the purchase price of the acquisition to the following asset classes:

Asset Class	Amount Allocated	Amortization Period
Goodwill	$9,278	—
Non-Compete Agreements	382	5 years
Advertiser Lists	5,791	10 years
Other	810	—

Total	$16,261

        The results of operations of this acquisition did not have a material impact on the Company's results of operations for the year ended December 31, 2005.

Other Acquisitions

        In addition to the acquisitions of Automotive.com and New Home Update, the Company acquired the net assets of certain other smaller Consumer Guides and Enthusiast Media related businesses for cash of $21,274 in 2005. The results of operations of all of these acquisitions did not have a material impact on the Company's results of operations for the year ended December 31, 2005.

5.     Accounts Receivable, Net

        Accounts receivable, net, consisted of the following:

	December 31,
	2005	2004
Accounts receivable	$146,289	$192,126
Less: Allowance for doubtful accounts	(8,256)	(10,526)
Allowance for returns and rebates	(3,260)	(2,595)

	$134,773	$179,005

6.    Inventories

        Inventories consisted of the following:

	December 31,
	2005	2004
Raw materials	$17,895	$15,097
Work in process	125	98
Finished goods	3,192	7,501

	$21,212	$22,696

7.    Property and Equipment, Net

        Property and equipment, net, including those held under capital leases, consisted of the following:

		December 31,
	2005 Range of Lives (years)
		2005	2004
Land	—	$334	$334
Buildings and improvements	5-32	26,649	30,722
Furniture and fixtures	7	13,145	27,118
Machinery and equipment	3-10	67,595	100,036
Internal use software	2-7	73,311	85,495
School equipment	2-10	71,980	72,796
Other	2-32	14,128	17,467

		267,142	333,968
Less: Accumulated depreciation and amortization		213,364	259,775

		$53,778	$74,193

        Included in property and equipment are assets which were acquired under capital leases in the amount of $14,792 and $16,094 with accumulated amortization of $10,456 and $9,898 at December 31, 2005 and 2004, respectively (see Note 20).

        As a result of the Company's SFAS 144 impairment testing, the Company wrote off $4,440 of property and equipment associated with its Education segment. This amount is included in depreciation expense for the year ended December 31, 2005. There were no other impairments of property and equipment as of December 31, 2005. (See Note 8)

8.    Goodwill, Other Intangible Assets and Other

        SFAS 142 requires companies to assess goodwill and indefinite lived intangible assets for impairment at least annually. Any impairment identified is recorded in operating income. The

Company established October 31 as the annual impairment test date and accordingly evaluated its goodwill and trademarks which resulted in impairment charges recorded to amortization expense of $2,100, $6,700, and $13,780, as of October 31, 2005, 2004 and 2003, respectively.

        In addition to the annual impairment test, an assessment is also required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        As a result of the Company's impairment testing under SFAS 142, impairment charges by operating segment were as follows (1):

	Enthusiast Media	Education	Total(1)
October 31, 2003
Goodwill	$—	$8,395	$8,395
Trademarks	2,337	3,048	5,385

	$2,337	$11,443	$13,780

October 31, 2004 (2)
Trademarks	$—	$6,700	$6,700

October 31, 2005
Trademarks	$—	$2,100	$2,100

(1)
There were no impairments for the Consumer Guides segment under SFAS 142 for any period presented.

(2)
Impairments have been reclassified to reflect discontinued operations as appropriate.

        In connection with the results of the SFAS 142 impairment tests summarized above, factors indicated that the carrying value of certain finite lived assets might not be recoverable. Accordingly, impairment testing under SFAS 144 was undertaken resulting in an impairment charge of $11,228 as of October 31, 2005 in the Education segment, which was classified as follows:.

October 31, 2005
Amortization of intangible assets and other	$6,788
Depreciation and amortization of property and equipment (see Note 7)	4,440

Total	$11,228

        The Company's SFAS 142 evaluations utilized both an income and market valuation approach and contain reasonable and supportable assumptions and projections and reflect management's best estimate of projected future cash flows. The Company's discounted cash flow valuation used a range of discount rates that represented the Company's weighted-average cost of capital and included an evaluation of other companies in each reporting unit's industry. The assumptions utilized by the Company in these evaluations are consistent with those utilized in the Company's annual planning process. If the assumptions and estimates underlying these goodwill and trademark impairment evaluations are not achieved, the amount of the impairment could be adversely affected. Future impairment tests will be performed at least annually (as of October 31) in conjunction with the Company's annual budgeting and forecasting process, with any impairment classified as an operating expense.

        Changes in the carrying amount of goodwill by operating segment are as follows:

	Enthusiast Media	Consumer Guides	Business Information	Total
Balance as of January 1, 2004	$695,340	$95,808	$119,386	$910,534
Purchase price allocation for valuation reports	—	193	—	193
Goodwill written off related to the sale of businesses	(6,429)	—	(1,719)	(8,148)

Balance as of December 31, 2004	688,911	96,001	117,667	902,579
Inter-segment transfers	3,805	—	(3,805)	—
Purchase price allocation for valuation reports	64,246	16,710	38	80,994
Goodwill written off related to the sale of businesses	(19,238)	(44)	(113,900)	(133,182)
Goodwill allocated to assets held for sale	(87,214)	—	—	(87,214)

Balance as of December 31, 2005	$650,510	$112,667	$—	$763,177

        Intangible assets subject to amortization consist of the following:

		December 31,
		2005(3)			2004(3)
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	3	$—	$—	$—	$20,449	$20,449	$—
Membership, subscriber and customer lists	2-20	194,926	166,553	28,373	290,917	268,021	22,896
Non-compete agreements	1-10	84,491	82,980	1,511	136,226	135,042	1,184
Trademark license agreements	2-15	328	293	35	2,984	2,917	67
Copyrights	3-20	4,265	2,357	1,908	17,940	17,344	596
Databases	2-12	814	752	62	9,334	9,000	334
Advertiser lists	4-20	96,065	79,418	16,647	135,978	126,687	9,291
Distribution agreements	1-7	10,410	10,410	—	10,410	10,410	—
Other	1-5	9,586	1,153	8,433	9,804	9,804	—

		$400,885	$343,916	$56,969	$634,042	$599,674	$34,368

(3)
Excluding intangible assets classified as assets held for sale.

        Intangible assets not subject to amortization had a carrying value of $174,435 (excluding intangible assets classified as assets held for sale) and $208,516 at December 31, 2005 and 2004, respectively, and consisted of trademarks. Amortization expense for intangible assets still subject to amortization (excluding provision for impairment) was $9,032, $10,777 and $14,689 for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization of deferred wiring costs (excluding provision for impairment) of $1,274, $1,275 and $7,607 for the years ended December 31, 2005, 2004 and 2003, respectively, has also been included in amortization of intangible assets on the accompanying statements of consolidated operations. At December 31, 2005, estimated future amortization expense of intangible assets still subject to amortization, excluding deferred wiring costs, is approximately as follows: $11,000, $10,000, $6,000, $5,000 and $4,000 for 2006, 2007, 2008, 2009 and 2010, respectively.

9.     Other Non-Current Assets

        Other non-current assets consisted of the following:

	December 31,
	2005	2004
Deferred wiring and installation costs, net	578	1,203
Direct-response advertising costs, net	10,871	10,395
Video mastering and programming costs, net	3,644	3,188
Cost and equity method investments	1,333	1,387
Other	1,678	2,177

	$18,104	$18,350

        The deferred wiring and installation costs are net of accumulated amortization of $68,308 and $75,610 at December 31, 2005 and 2004, respectively. Direct response advertising costs are net of accumulated amortization of $11,827 and $11,121 at December 31, 2005 and 2004, respectively. Video mastering and programming costs are net of accumulated amortization of $2,612 and $5,120 at December 31, 2005 and 2004, respectively.

        The Company recorded $64 and $4,256 of losses from equity method investments during the years ended December 31, 2004 and 2003, respectively. These equity method losses are included in other income (expense), net on the accompanying statements of consolidated operations.

        In connection with the Company's SFAS 144 impairment testing, the Company wrote off $646 of deferred wiring and installation costs associated with its Education segment. This amount is included in amortization expense for the year ended December 31, 2005.

10.   Accrued Expenses and Other

        Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2005	2004
Payroll, commissions and related employee benefits	$20,918	$30,710
Rent and lease liabilities	2,350	2,072
Retail display costs and allowances	11,450	14,620
Royalties	2,337	2,273
Circulation costs	5,399	6,531
Professional fees	621	1,193
Taxes	14,010	7,797
Deferred purchase price	2,444	565
Other	23,979	20,625

	$83,508	$86,386

11.   Due to PRIMEDIA

        Due to PRIMEDIA consists of PRIMEDIA's long-term debt, Preferred Stock and shares subject to mandatory redemption, which was used to make investments and acquire businesses, as described below, as well as amounts due to PRIMEDIA related to allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries. While the debt is available to fund the operations of the Company, the named holder of the debt, according to the bank credit facilities and

Senior Note agreements is PRIMEDIA. Amounts borrowed by PRIMEDIA under its bank credit facilities have been used primarily to finance certain acquisitions of the Company.

        The Senior Notes and the bank credit facilities all rank senior in right of payment to all subordinated obligations which PRIMEDIA (a holding company) may incur. The Senior Notes and bank credit facilities are secured by a pledge of stock of Historical CSI.

PRIMEDIA's Long Term Debt

        Certain subsidiaries of Historical CSI are guarantors of PRIMEDIA's long-term debt. Long-term debt recorded in PRIMEDIA's consolidated balance sheet consisted of the following:

	December 31,
	2005	2004
Borrowings under bank credit facilities	$513,000	$480,406
7 5/8% Senior Notes Due 2008	—	225,581
8 7/8% Senior Notes Due 2011	471,013	470,390
8% Senior Notes Due 2013	300,000	300,000
Senior Floating Rate Notes Due 2010	175,000	175,000

	1,459,013	1,651,377
Obligation under capital leases (see Note 20)	5,434	9,506

	1,464,447	1,660,883
Less: Current maturities of long-term debt	7,677	24,919

	$1,456,770	$1,635,964

        Upon redemption of PRIMEDIA's Series D and Series F Exchangeable Preferred Stock on May 11, 2005 (see below), PRIMEDIA prepaid its outstanding term loan A and term loan B in aggregate principal amounts of $5,000 and $35,000, respectively, and permanently reduced its total revolving loan commitments in an aggregate amount of $30,000. PRIMEDIA made scheduled payments on its term loan A, term loan B and term loan C of $7,857, $1,129 and $500, respectively, during 2005. On September 30, 2005, PRIMEDIA entered into a new $500,000 term loan B credit facility with a maturity date of September 30, 2013. The new term loan B bears interest at the base rate plus 1.25% or LIBOR plus 2.25% per year. PRIMEDIA applied the net proceeds from the sale of its Business Information segment, and a portion of the new term loan B to prepay $47,143 of outstanding term loan A commitments, $216,777 of term loan B commitments and $99,000 of term loan C commitments, with the remainder used to temporarily pay down all outstanding advances under the revolving credit facilities. In addition, PRIMEDIA permanently reduced its total revolving loan commitments in an aggregate principal amount of $79,084. Also, as scheduled, there was a commitment reduction of $19,771 on the revolving credit facilities during 2005. PRIMEDIA recorded and allocated a loss of $3,541 to Historical CSI for the year ended December 31, 2005 related to the write-off of unamortized deferred financing costs relating to the credit facilities. A portion of the new Term Loan B was applied to the redemption of PRIMEDIA's Series H Exchangeable Preferred Stock and a portion of the 7 5/8% Senior Notes.

        Substantially all proceeds from sales of PRIMEDIA's businesses and other investments (including those of Historical CSI) were used to pay down borrowings under PRIMEDIA's bank credit facilities agreement. Amounts under the bank credit facilities may be reborrowed and used for general corporate and working capital purposes as well as to finance certain future acquisitions. PRIMEDIA made payments consisting of the following for the years ended December 31, 2005 and 2004:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Term A (cash pre-payment)	$52,143	$30,000
Term A (scheduled payment)	7,857	—
Term B (cash pre-payment)	251,777	120,000
Term B (scheduled payment)	1,129	—
Term C (cash pre-payment)	99,000	—
Term C (scheduled payment)	500	—

Total	$412,406	$150,000

        There were commitment reductions of $128,855 and $21,350 on PRIMEDIA's revolving loan facility during 2005 and 2004, respectively.

        PRIMEDIA's bank credit facilities consisted of the following at December 31, 2005:

	Revolver	Term B	Total
Bank Credit Facilities	$276,795	$500,000	$776,795
Borrowings Outstanding	(13,000)	(500,000)	(513,000)
Letters of Credit Outstanding	(20,161)	—	(20,161)

Unused Bank Commitments	$243,634	$—	$243,634

        With the exception of the term loan B and the Floating Rate Notes, the amounts borrowed bear interest, at PRIMEDIA's option, at either the base rate plus an applicable margin ranging from 0.125% to 1.5% or LIBOR plus an applicable margin ranging from 1.125% to 2.5%. The Senior Floating Rate Notes bear interest equal to three-month LIBOR plus 5.375% per year. The new term loan B bears interest at base rate plus 1.25% or LIBOR plus 2.25% per year.

        Under the bank credit facilities, PRIMEDIA has agreed to pay commitment fees at a per annum rate of either 0.375% or 0.5%, depending on its debt to EBITDA ratio, as defined in the bank credit facilities agreement, on the daily average aggregate unutilized commitment under the revolving loan commitment. During 2005, PRIMEDIA's commitment fees were paid at a weighted average rate of 0.5%. PRIMEDIA also has agreed to pay certain fees with respect to the issuance of letters of credit and an annual administration fee. From time to time PRIMEDIA may pay amendment fees under its bank credit facilities.

        The commitments under the revolving loan portion of the bank credit facilities are subject to mandatory reductions semi-annually on June 30 and December 31, with the final reduction on June 30, 2008. The aggregate remaining mandatory reductions of the revolving loan commitments under the bank credit facilities are $118,629 in 2007 and a final reduction of $158,169 in 2008. To the extent that the total revolving credit loans outstanding exceed the reduced commitment amount, these loans must be paid down to an amount equal to or less than the reduced commitment amount. However, if the total revolving credit loans outstanding do not exceed the reduced commitment amount, then there is no requirement to pay down any of the revolving credit loans. Remaining aggregate term loan payments under the bank credit facilities are $5,000 in 2006 through 2012 and $465,000 in 2013.

        The bank credit facilities agreement limits PRIMEDIA's ability and therefore Historical CSI's ability to change the nature of its businesses, incur indebtedness, create liens, sell assets, engage in mergers, consolidations or transactions with affiliates, make investments in or loans to certain subsidiaries, issue guarantees and make certain restricted payments including dividend payments on or repurchases of PRIMEDIA's common stock in excess of $75,000 in any given year.

        The bank credit facilities and Senior Note agreements of PRIMEDIA contain certain customary events of default which generally give the banks or the noteholders, as applicable, the right to accelerate payments of outstanding debt. Under the bank credit facilities agreement, these events include:

  •
  failure to maintain required covenant ratios, as described below;

  •
  failure to make a payment of principal, interest or fees within five days of its due date;

  •
  default, beyond any applicable grace period, on any aggregate indebtedness of PRIMEDIA exceeding $20,000;

  •
  occurrence of certain insolvency proceedings with respect to PRIMEDIA or any of its material subsidiaries;

  •
  entry of one judgment or decree involving a liability of $15,000 or more (or more than one involving an aggregate liability of $25,000 or more); and

  •
  occurrence of certain events constituting a change of control of PRIMEDIA.

        PRIMEDIA also has several series of Senior Notes outstanding. Significant terms of the notes are as follows:

        7 5/8% Senior Notes.    During 2005, PRIMEDIA redeemed $226,000 aggregate principal amount of its 7 5/8% Senior Notes Due 2008. The 7 5/8% Senior Notes were redeemed at 101.271% of the principal amount plus accrued interest. As a result, PRIMEDIA recorded, and allocated to Historical CSI, a loss of $4,348 in the parent interest, dividends and other line on its statement of consolidated operations for the year ended December 31, 2005 related to the premium paid on the redemption as well as the write-off of the bond discount. A portion of the new Term Loan B was applied to the redemption of PRIMEDIA's Series H Exchangeable Preferred Stock and a portion of the 7 5/8% Senior Notes.

        8 7/8% Senior Notes.    The 8 7/8% Senior Notes, with a face value of $475,500, mature on May 15, 2011, with no sinking fund requirements, and have interest payable semi-annually in May and November at an annual rate of 8 7/8%. Beginning in 2006, the 8 7/8% Senior Notes are redeemable at 104.438% with annual reductions to 100% in 2009 plus accrued and unpaid interest. The unamortized discount for these notes recorded in PRIMEDIA's consolidated balance sheet totaled $4,487 and $5,110 at December 31, 2005 and 2004, respectively.

        8% Senior Notes.    On May 15, 2003, PRIMEDIA issued $300,000 of Senior Notes at par. Interest is payable semi-annually in May and November at the annual rate of 8%. The 8% Senior Notes mature on May 15, 2013 with no sinking fund requirements and may not be redeemed prior to May 15, 2008 other than through the use of proceeds of future equity offerings, subject to certain conditions, or in connection with a change of control. Beginning on May 15, 2008, the notes are redeemable in whole or in part at the option of PRIMEDIA, at 104% with annual reductions to 100% in 2011 and thereafter, plus accrued and unpaid interest.

        Senior Floating Rate Notes.    On May 14, 2004, PRIMEDIA issued $175,000 of Senior Floating Rate Notes at par. Interest is payable quarterly in February, May, August and November at the annual rate equal to the three month LIBOR plus 5.375%. The Floating Rate Senior Notes mature on May 15, 2010 with no sinking fund requirements and may not be redeemed prior to May 15, 2007 other than through the use of proceeds of future equity offerings, subject to certain conditions, or in connection with a change of control. Beginning in May 2007, the notes are redeemable in whole or in part at the option of PRIMEDIA, at 103% in 2007 with annual reductions to 100% in 2009 and thereafter, plus accrued and unpaid interest.

        The events of default contained in the Senior Notes are similar to, but generally less restrictive than, those contained in PRIMEDIA's bank credit facilities.

        The Senior Notes and the bank credit facilities all rank senior in right of payment to all subordinated obligations which PRIMEDIA (a holding company) may incur. The Senior Notes and bank credit facilities are secured by a pledge of stock of Historical CSI.

        If PRIMEDIA becomes subject to a change of control, each holder of the Senior Notes will have the right to require PRIMEDIA to purchase any or all of its Senior Notes at a purchase price equal to 101% of the aggregate principal amount of the purchased Senior Notes plus accrued and unpaid interest, if any, to the date of purchase.

Covenant Compliance

        Under the most restrictive covenants as defined in the bank credit facilities agreement, as amended on September 30, 2005, PRIMEDIA must maintain a minimum interest coverage ratio, as defined, of 1.75 to 1 and a minimum fixed charge coverage ratio, as defined, of 1.05 to 1. The maximum allowable debt leverage ratio, as defined in the bank credit facilities, is 6.25 to 1 and decreases to 6.00 to 1 on October 1, 2007. PRIMEDIA is in compliance with all of the financial and operating covenants of its financing arrangements.

        Under its bank credit facilities and Senior Note agreements, PRIMEDIA is allowed to designate certain businesses as unrestricted subsidiaries to the extent that the value of those businesses does not exceed the permitted amounts, as defined in these agreements. PRIMEDIA has designated certain of its businesses as unrestricted (the "Unrestricted Group"), which represent primarily Internet businesses, trademark and content licensing and service companies, new launches (including traditional start-ups), other properties under evaluation for turnaround or shutdown and foreign subsidiaries. Except for those specifically designated by PRIMEDIA as unrestricted, all businesses of PRIMEDIA are restricted (the "Restricted Group"). Indebtedness under the bank credit facilities and Senior Note agreements is guaranteed by each of PRIMEDIA's domestic subsidiaries in the Restricted Group in accordance with the provisions and limitations of PRIMEDIA's bank credit facilities and Senior Note agreements. The guarantees are full, unconditional and joint and several. The Unrestricted Group does not guarantee the bank credit facilities or Senior Notes. Although Automotive.com is included in the Restricted Group under the bank credit facilities agreement it does not guarantee the debt. For purposes of determining compliance with certain financial covenants under PRIMEDIA's bank credit facilities agreement, the Unrestricted Group's results (positive or negative) are not reflected in the Consolidated EBITDA of the Restricted Group which as defined in the bank credit facilities agreement excludes losses of the Unrestricted Group, non-cash charges and restructuring charges and is adjusted primarily for the trailing four quarters results of acquisitions and divestitures and estimated savings for acquired businesses. PRIMEDIA has established intercompany arrangements that reflect transactions, such as leasing, licensing, sales and related services and cross-promotion, between Company businesses in the Restricted Group and the Unrestricted Group, which management believes are on an arms-length basis and as permitted by the bank credit facilities and Senior Note agreements. These intercompany arrangements afford strategic benefits across PRIMEDIA's properties and, in particular, enable the Unrestricted Group to utilize established brands and content, promote brand awareness and increase traffic and revenue to the Unrestricted Group. These intercompany transactions are eliminated in PRIMEDIA's, and therefore Historical CSI's, consolidated financial statements.

        The scheduled repayments to be made by PRIMEDIA, of all debt outstanding, net of unamortized discount, including capital leases as of December 31, 2005, are as follows:

Years Ending December 31,	Debt	Capital Lease Obligations and Other	Total
2006	$5,000	$2,677	$7,677
2007	5,000	998	5,998
2008	18,000	629	18,629
2009	5,000	481	5,481
2010	180,000	427	180,427
Thereafter	1,246,013	222	1,246,235

	$1,459,013	$5,434	$1,464,447

PRIMEDIA Shares Subject to Mandatory Redemption

        In addition to the long term debt described above, PRIMEDIA had issued several series of Exchangeable Preferred Stock. Each series individually is legally known as Exchangeable Preferred Stock but are collectively described herein as Shares Subject to Mandatory Redemption as required by SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which PRIMEDIA prospectively adopted on July 1, 2003. SFAS 150 requires that PRIMEDIA classify as long-term liabilities its Series D Exchangeable Preferred Stock, Series F Exchangeable Preferred Stock and Series H Exchangeable Preferred Stock.

        The interest expense, related amortization and write-off of deferred financing costs related to these shares is allocated to the Company from PRIMEDIA and classified as parent interest, dividends and other on the Company's statement of consolidated operations.

        PRIMEDIA's shares subject to mandatory redemption are included in Due to PRIMEDIA on the accompanying consolidated balance sheet as of December 31, 2004 and consisted of the following as of December 31, 2004:

$10.00 Series D Exchangeable Preferred Stock ($.01 par value, 2,000,000 shares authorized and 1,674,867 shares issued and outstanding)	$167,487
$9.20 Series F Exchangeable Preferred Stock ($.01 par value, 1,250,000 shares authorized and 953,328 shares issued and outstanding)	95,333
$8.625 Series H Exchangeable Preferred Stock ($.01 par value, 2,500,000 shares authorized and 2,117,391 shares issued and outstanding)	211,739

$474,559

        On May 11, 2005, PRIMEDIA redeemed all of its outstanding shares of $10.00 Series D Exchangeable Preferred Stock (with an aggregate liquidation preference of $167,487) and all of its outstanding shares of $9.20 Series F Exchangeable Preferred Stock (with an aggregate liquidation preference of $95,333). The Series D Exchangeable Preferred Stock was called at 101% of the liquidation preference thereof plus accrued but unpaid interest and the Series F Exchangeable Preferred Stock was called at par plus accrued but unpaid interest. PRIMEDIA recorded and allocated to the Company a loss of $4,349 in the parent interest, dividends and other line on the accompanying statements of consolidated operations in connection with these preferred stock redemptions. This charge represents the write-offs of unamortized deferred financing costs and the premiums paid on the redemption of the Series D preferred shares.

        On October 1, 2005, PRIMEDIA redeemed all of its outstanding shares of $8.625 Series H Exchangeable Preferred Stock (with an aggregate liquidation preference of $211,739). The Preferred Stock was called at 101.4% of the liquidation preference thereof plus accrued but unpaid dividends. PRIMEDIA recorded and allocated to the Company a loss of $5,539 recorded as parent interest, dividends and other in connection with these preferred stock redemptions. This charge represents the write-offs of unamortized deferred financing costs and the premiums paid on the redemption of the Series H preferred shares.

Series J Convertible Preferred Stock

        On July 7, 2004, PRIMEDIA redeemed all of its outstanding Series J Convertible Preferred Stock, representing an aggregate of 1,424,306 shares for approximately $178,000, using cash on hand of approximately $33,000 and $145,000 of advances under its revolving credit facility. Prior to the redemption, shareholders received dividends in kind.

12.    Income Taxes

        At December 31, 2005, the Company had aggregate net operating losses for Federal and State income tax purposes of $1,220,077 which will be available to reduce future taxable income, expiring at various dates through 2024. The utilization of such net operating losses ("NOLs") is subject to certain limitations under Federal and State income tax laws. In certain instances, such NOLs may only be used to reduce future taxable income of the respective company which generated the NOLs.

        Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating and capital loss carryforwards. The tax effects of significant items comprising the Company's deferred income taxes are as follows:

	December 31,
	2005			2004
	Federal	State	Total	Federal	State	Total
Deferred income tax assets:
Difference between book and tax basis of accrued expenses and other	$29,515	$7,333	$36,848	$17,806	$4,424	$22,230
Difference between book and tax basis of other intangible assets	64,236	15,959	80,195	104,632	25,996	130,628
Difference between book and tax basis of property and equipment	11,704	2,908	14,612	—	—	—
Operating loss carryforwards	397,203	74,074	471,277	450,363	77,714	528,077
Capital loss carryforwards	—	—	—	97,850	11,160	109,010
AMT credit carryforwards	3,981	—	3,981	—	—	—
Net unrealized loss on investments	5,190	1,289	6,479	16,930	4,206	21,136

Total	$511,829	$101,563	$613,392	$687,581	$123,500	$811,081

Deferred income tax liabilities:
Difference between book and tax basis of indefinite lived intangible assets	$73,225	$14,430	$87,655	$60,719	$14,453	$75,172
Difference between book and tax basis of property and equipment	—	—	—	13,366	3,321	16,687
Other	—	—	—	8,031	1,995	10,026

Total	73,225	14,430	87,655	82,116	19,769	101,885
Net deferred income tax assets	438,604	87,133	525,737	605,465	103,731	709,196
Less: Valuation allowance	(511,829)	(101,563)	(613,392)	(666,184)	(118,184)	(784,368)

Net	$(73,225)	$(14,430)	$(87,655)	$(60,719)	$(14,453)	$(75,172)

        The components of the provision (benefit) for income taxes are as follows:

	2005	2004	2003
Current:
Federal	$3,981	$—	$—
State and local	8,110	1,512	1,356
Total	12,091	1,512	1,356
Deferred:
Federal	207,100	47,669	42,854
State and local	26,596	(2,252)	11,769

Total	233,696	45,417	54,623
Change in valuation allowance	(221,213)	(31,609)	(42,759)

Total deferred provision	12,483	13,808	11,864

Total provision for income taxes	$24,574	$15,320	$13,220

        The provision for income taxes is included in the Company's statements of consolidated operations as follows:

	2005	2004	2003
Continuing operations	$6,744	$13,907	$3,370
Discontinued operations	17,830	1,413	9,850

Total provision for income taxes	$24,574	$15,320	$13,220

        A reconciliation of the income tax expected at the U.S. federal statutory income tax rate of 35% to the income taxes provided on the loss from continuing operations is set forth below:

	2005	2004	2003
Tax benefit at federal statutory rate	$(19,703)	$(16,085)	$(19,570)
State/Local taxes, net of federal impact	(984)	(5,913)	(1,419)
Non deductible amortization and impairments	—	—	2,552
Interest on shares subject to mandatory redemption	12,195	15,323	7,661
Change in valuation allowance	14,465	(808)	9,433
NOL expiration and other adjustments	—	21,123	3,414
Other, net	771	267	1,299

Provision for income taxes	$6,744	$13,907	$3,370

        Management has determined that the Company is not likely to realize the income tax benefit of its net deferred tax assets. Therefore, as a result of the adoption of SFAS 142 in 2002, the Company continues to record a valuation allowance in excess of its net deferred tax assets to the extent the difference between the book and tax basis of indefinite lived intangible assets is not expected to reverse during the net operating loss carryforward period. With the adoption of SFAS 142, the Company no longer amortizes the book basis of the indefinite lived intangible assets but will continue to amortize these intangible assets for tax purposes. During 2005, 2004 and 2003, the Company recorded a provision for deferred income taxes of $12,483, $13,808 and $11,864, respectively, related to the increase in the Company's net deferred tax liability for the tax effect of the net increase in the difference between the book and tax basis in the indefinite lived intangible assets.

        A portion of the valuation allowance in the amount of approximately $111,304 at December 31, 2005 relates to net deferred tax assets which were recorded in accounting for the acquisitions of various entities. The recognition of such amount in future years will be allocated to reduce the excess of the purchase price over the net assets acquired and other non-current intangible assets.

        PRIMEDIA's tax returns are subject to examination by the applicable taxing authorities. The Company believes adequate provision for all outstanding issues has been made for all open years and that, as of December 31, 2005, the accrual for income taxes payable is sufficient to cover any expected liabilities arising from any such examination.

13.    Common Stock and Related Options

        The Company does not have any compensation plans under which it grants stock awards to employees and all outstanding stock of the Company is owned by PRIMEDIA. On behalf of the Company, PRIMEDIA grants to certain officers and other key employees of the Company, PRIMEDIA restricted stock and options to purchase shares of PRIMEDIA common stock. All of PRIMEDIA's stock-based compensation expense is allocated to the Company in corporate administrative expenses, including stock-based compensation expense related to the fair value of the options granted to employees of the Company.

        Stock Purchase and Option Plans.    Effective January 1, 2003, the Company adopted SFAS 123, as amended by SFAS No. 148, using the prospective method. Upon adoption, the Company began expensing the fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003.

        Due to the adoption of SFAS 123 the Company recorded non-cash compensation expense of $5,980 in 2003, which included a charge of $5,145 related to an extension of the expiration period of options previously granted to PRIMEDIA's former Interim Chief Executive Officer and President. In addition, the Company recorded a non-cash compensation charge of $3,780 and $2,603 related to stock-based compensation and shares issued under the Employee Stock Purchase Plan for the years ended December 31, 2005 and 2004, respectively, included in corporate administration expenses on the accompanying statements of consolidated operations.

        The PRIMEDIA 1992 Stock Purchase and Option Plan, as amended (the "Stock Option Plan") authorizes sales of shares of common stock and grants of incentive awards in the form of, among other things, stock options to key employees and other persons with a unique relationship with PRIMEDIA. The Stock Option Plan has authorized grants of up to 45,000,000 shares of PRIMEDIA's common stock or options to management personnel.

        Stock options are granted with exercise prices at or above quoted market value at time of issuance. Most of the options are exercisable at the rate of 20%-33% per year commencing on the effective date of the grant. Most options granted pursuant to the Stock Option Plan will expire no later than ten years from the date the option was granted.

        Employee Stock Purchase Plan ("ESPP").    Employees of the Company participate in the PRIMEDIA ESPP. The expenses related to the participation of the Company's employees are allocated to the Company. During March 2000, PRIMEDIA approved and implemented the PRIMEDIA Employee Stock Purchase Plan. The ESPP is intended to encourage long-term investment in PRIMEDIA and to assist eligible employees of PRIMEDIA and its eligible subsidiaries to purchase common stock of PRIMEDIA through payroll deductions at a discount. The ESPP permits full-time or part-time employees who customarily work at least 20 hours per week and five months per year to purchase shares of PRIMEDIA's common stock at the lesser of 90% of the closing stock price on the first or last day of the offering period. Effective January 1, 2004, the ESPP was amended to provide that the purchase price of shares through the ESPP is 90% of the closing stock price on the last day of the offering period. Due to the adoption of SFAS 123 (see Note 2), charges related to the ESPP totaling $100, $306 and $370 were allocated to the Company and recorded to Corporate Administrative expense on the Company's statements of consolidated operations for the years ended December 31, 2005, 2004 and 2003, respectively.

14.    Accumulated Other Comprehensive Loss

        Accumulated other comprehensive loss as of December 31, 2004 primarily represents foreign currency translation adjustments of $167. There was no foreign currency translation adjustment as of December 31, 2005.

15.    Non-Cash Compensation

        Non-cash compensation expense incurred by PRIMEDIA is included in Corporate administrative expenses on the statements of consolidated operations.

	Years ended December 31,
	2005	2004	2003
Restricted stock–About(1)	$—	$—	$1,793
Stock options–About(1)	—	—	1,478
Amortization of the intrinsic value of unvested "in-the-money" options issued in connection with the About merger	—	175	1,282
Stock Based Compensation (SFAS 123)(2)(4)	3,780	2,603	5,980
Other(3)	2,455	3,319	651

Total	$6,235	$6,097	$11,184

(1)
In connection with PRIMEDIA's purchase of About.com in 2001, the About merger in 2001, certain senior executives were granted 2,955,450 shares of restricted PRIMEDIA common stock. These senior executives were also granted options to purchase 3,482,300 shares of PRIMEDIA common stock at an exercise price of $2.85 per share, equal to thirty percent of the fair market value per share on that date. These options vest at a rate of 25% per year and were subject to the executives' continued employment.

(2)
Upon adoption of SFAS 123, effective as of January 1, 2003, the Company was allocated a non-cash compensation charge of $5,980, which included a charge of $5,145 related to an extension of the expiration period of options previously granted to PRIMEDIA's former Interim Chief Executive Officer and President for the year ended December 31, 2003 (see Note 13).

(3)
During the years ended December 31, 2005, 2004 and 2003, the Company was allocated $2,455, $3,319 and $651, respectively, of non-cash compensation related to PRIMEDIA's grants of shares of restricted common stock to certain executives, as well as grants of shares of restricted common stock to certain employees in exchange for their options in the Company's Internet subsidiaries. These grants were valued at $9,737 and are being expensed ratably over their related vesting periods (see Note 13).

(4)
Includes $146 of non-cash compensation relating to an employee at PRIMEDIA's Corporate office. This amount is included in other corporate expenses on the statement of consolidated operations for the year ended December 31, 2005.

        Non-cash compensation is omitted from PRIMEDIA's calculation of consolidated EBITDA, as defined in PRIMEDIA's bank credit facilities and Senior Note agreements (see Note 11).

16.    Provision for Severance, Closures and Restructuring-Related Costs

Senior Executives Severance

        In 2005, the Company recorded $1,775 of severance related to the separation of PRIMEDIA's former President and Chief Executive Officer, in parent allocations on the statement of consolidated operations for the year ended December 31, 2005.

        In 2004 and 2003, the Company recorded $658 and $9,372, respectively, of severance related to the separation of PRIMEDIA's former interim Chief Executive Officer and President, former Chairman and Chief Executive Officer and former Chief Financial Officer, in other corporate expenses on the statements of consolidated operations for the years ended December 31, 2004 and 2003.

Provision for Severance, Closures and Restructuring-Related Costs

        During 2005, PRIMEDIA completed cost reduction initiatives previously announced to streamline operations, reduce layers of management and consolidate real estate.

        Details of the initiatives implemented and the payments made, related to the Company, in furtherance of these plans in the years ended December 31, 2005 and 2004 are presented in the following tables:

	Liability as of January 1, 2005		Net Provision for the Year Ended December 31, 2005		Payments during the Year Ended December 31, 2005	Liability as of December 31, 2005
Severance and closures:
Employee-related termination costs	$448		$1,588		$(1,791)	$245
Termination of leases related to office closures	2,779		792		(1,170)	2,401

Total severance and closures	$3,227	(1)	$2,380	(2)	$(2,961)	$2,646

	Liability as of January 1, 2004		Net Provision for the Year Ended December 31, 2004		Payments/Write-offs during the Year Ended December 31, 2004	Liability as of December 31, 2004
Severance and closures:
Employee-related termination costs	$2,262		$1,323		$(3,137)	$448
Termination of leases related to office closures	1,706		1,837		(764)	2,779

Total severance and closures	$3,968	(1)	$3,160	(2)	$(3,901)	$3,227

(1)
Adjusted to exclude liabilities relating to discontinued operations totaling $1,874 and $4,140 at January 1, 2005 and 2004, respectively.

(2)
Adjusted to exclude net provisions related to discontinued operations totaling $26 and $1,610 for the years ended December 31, 2005 and 2004, respectively.

        The remaining liability related to real estate lease commitments for space that the Company no longer occupies is expected to be paid through 2010. The employee-related termination costs are expected to be paid in 2006. To reduce the lease related costs, the Company has subleased all of its available office space. These leases have been recorded at their net present value amounts and are net of sublease income amounts. The Company evaluates the appropriateness of its reserves on a quarterly basis.

        As a result of the implementation of these plans, the Company has closed and consolidated 24 office locations and has notified a total of approximately 2,000 individuals that they would be terminated under these plans. As of December 31, 2005, all of these individuals have been terminated.

        Liabilities of $1,099 and $1,405 representing the current portion of the provision for severance, closures and restructuring related costs are included in Due to PRIMEDIA on the consolidated balance sheets as of December 31, 2005 and 2004, respectively. Liabilities of $1,547 and $1,822 representing the non-current portion of the provision for severance, closures and restructuring related costs are included in Due to PRIMEDIA on the consolidated balance sheets as of December 31, 2005 and 2004, respectively.

17.   Provision for Unclaimed Property

        Based on an initial assessment at the end of 2003, the Company believed that certain business units may have had unclaimed property that should have been remitted to one or more states under their respective escheatment requirements. The property in question related primarily to unused advertising credits and outstanding accounts payable checks. It was premature to estimate the extent of the financial risk at the end of 2003, but we believed that the risk would not have a material impact on the Company's results of operations or financial position. Upon completion of the initial phase of this assessment, the Company recorded in the year ended December 31, 2004 an estimated provision for unclaimed property of $3,383, relating to continuing operations, plus $2,061 relating to operations subsequently classified as discontinued operations. The calculation of this provision represents the recording of a correction of an error for unclaimed property transactions which occurred during the years 1991 to 2003; however, the amount of the provision, applicable to any year within this period, is not material to the results of operations for each of the respective years, nor is the total provision in relation to the results of operations for 2004 considered material.

        The Company has entered the next phase of the assessment whereby it is negotiating settlements under voluntary disclosure agreements with the relevant states, the most significant of which was settled in October 2005, with no additional provision required.

18.   Fair Value of Financial Instruments

        For financial instruments recorded on Historical CSI's consolidated balance sheets, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amount approximates fair value because of the short maturity of these instruments.

19.   Benefit Plans

        Retirement Plans.    PRIMEDIA sponsors defined contribution retirement plans covering eligible employees of the Company and its subsidiaries. Substantially all of the Company's employees are eligible to participate in these plans. The expense allocated from PRIMEDIA to the Company for these plans was approximately $2,271 in 2005, $1,993 in 2004 and $985 in 2003.

20.   Commitments and Contingencies

        Commitments.    Total rent expense under operating leases held by the Company was $23,823, $24,797 and $25,350 for the years ended December 31, 2005, 2004 and 2003, respectively. Certain leases are subject to escalation clauses and certain leases contain renewal options. The Company expenses all operating leases for rent on a straight-line basis. The leases primarily relate to real estate and equipment. The following annual rental commitments include an aggregate $2,401 which has been accrued as part of the provision for severance, closures and restructuring related costs (see Note 16). Minimum rental commitments under noncancelable operating leases are as follows:

Year Ending December 31,
2006	$26,561
2007	21,999
2008	16,360
2009	10,611
2010	3,138
Thereafter	4,593

$83,262

        Future rental commitments for the above leases have not been reduced by minimum noncancelable sublease rentals aggregating $9,360 as of December 31, 2005.

        Future minimum lease payments under capital leases (see Notes 7 and 11) are as follows:

Year Ending December 31,
2006	$2,103
2007	1,081
2008	651
2009	503
2010	453
Thereafter	227

5,018
Less: Amount representing interest (at rates ranging from 7% to 8%)	561

Present value of net minimum lease payments and other	4,457
Less: Current portion	1,861

Long-term capital lease obligations	$2,596

        Contingencies.    The Company and PRIMEDIA are involved in ordinary and routine litigation incidental to their business. In the opinion of management, there is no pending legal proceeding that would have a material adverse effect on the consolidated financial statements of the Company or PRIMEDIA.

        In 2005, the Company sold the remaining net assets of Workplace Learning for the assumption of liabilities, however, the Company retained a secondary liability regarding the Carrolton, TX building lease and a lease for satellite time. At the time of the sale the Company received a third party guarantee of up to $10,000 against those lease obligations to reimburse the Company for lease payments made. During 2005, no such lease payments were made.

21.   Related Party Transactions

Related Party Transactions with PRIMEDIA Inc.

        The statements of consolidated operations include expense allocations for certain corporate functions provided to Historical CSI by PRIMEDIA. Where practicable, these allocations were made based on specific identification. Otherwise, the expenses related to services provided by PRIMEDIA were allocated to Historical CSI based on relative percentages of revenue, expense, or other appropriate measure, depending on the nature of the expenses being allocated. The allocated expenses are included in other general expenses and PRIMEDIA corporate administrative expenses on the accompanying statements of consolidated operations.

        Functions that have been provided for the benefit of qHistorical CSI by PRIMEDIA primarily consist of accounting, corporate development, legal, risk management, internal audit, human resources, information technology, and investor relations.

Other Related Party Transactions

        For the years ended December 31, 2005, 2004 and 2003, PRIMEDIA incurred and expensed administrative and other fees relating to Kohlberg, Kravis Roberts & Co. L.P. ("KKR"), an affiliated party, of $1,000 per year. For the years ended December 31, 2005, 2004 and 2003, PRIMEDIA incurred and expensed directors' fees for certain partners of KKR aggregating $165, $188 and $220, respectively. In February 2003, $186 of director fees were paid to Michael Tokarz, a former director of PRIMEDIA, in the form of 29,284 shares and in June 2004, $386 of directors' fees were paid to George Roberts, another former director, in the form of 90,082 shares of PRIMEDIA's common stock as they were permitted to defer the payment of their fees and receive them in the form of common stock pursuant to the Directors' Deferred Compensation Plan.

        In 2005, 2004 and 2003, PRIMEDIA paid Capstone $119, $162 and $699, respectively, in cash for consulting services received. Dean Nelson, the Chairman, President and Chief Executive Officer and a director of PRIMEDIA is also the Chief Executive Officer of Capstone.

        In 2000, PRIMEDIA retained Willis of New York, Inc. ("Willis"), a subsidiary of Willis Group Holdings Limited, to provide insurance brokerage services to PRIMEDIA. During the year ended December 31, 2003, on a fully diluted basis, an investment partnership associated with KKR owned more than 20% of Willis, and therefore was a related party, as defined. During the year ended December 31, 2003, PRIMEDIA paid insurance broker fees aggregating $395. Willis was not a related party, as defined, for the years ended December 31, 2005 or 2004.

        PRIMEDIA leases transponders for its Education segment from PanAmSat Corporation ("PanAmSat"). Beginning in August of 2004, an investment partnership associated with KKR owned more than 20% of PanAmSat. PRIMEDIA paid transponder lease fees of $374 for the year ended December 31, 2005, and received credits of $370. From the period PanAmSat became a related party, as defined, PRIMEDIA paid transponder lease fees of $815 for the year ended December 31, 2004.

22.   Unaudited Quarterly Financial Information

        In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included in the Company's financial statements on a quarterly basis.

For the year ended December 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues, net	$234,439	$255,602	$248,269	$252,261	$990,571
Operating income	24,309	38,318	28,356	25,304	116,287
Provision for income taxes	3,833	2,313	4,346	(3,748)	6,744
Loss from continuing operations	(24,261)	(9,133)	(16,943)	(12,703)	(63,040)
Discontinued operations	389,775	14,144	224,697	(958)	627,658

Net income (loss)	$365,514	$5,011	$207,754	$(13,661)	$564,618

For the year ended December 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues, net	$235,516	$243,922	$247,059	$243,299	$969,796
Operating income	20,859	33,041	34,618	37,191	125,709
Provision for income taxes	4,300	4,290	4,259	1,058	13,907
Loss from continuing operations	(28,646)	(20,097)	(16,176)	(8,451)	(73,370)
Discontinued operations	34,564	16,450	22,365	21,956	95,335

Net income (loss)	$5,918	$(3,647)	$6,189	$13,505	$21,965

23.   Business Segment Information

        The Company's products compete, primarily in the United States, in three principal segments: Enthusiast Media, Consumer Guides and Education.

        The Enthusiast Media segment produces and distributes content through magazines and via the Internet to consumers in various niche and enthusiast markets. It connects buyers and sellers through the Company's consumer magazine brands, Internet sites, events, video programs, licensing and merchandising.

        The Consumer Guides segment is the nation's largest publisher and distributor of free publications, including Apartment Guide, New Home Guide and Auto Guide and operates related Internet sites.

        The Education segment consists of the businesses that provide content for schools, universities, government and other public institutions as well as training. It includes Channel One, Films Media Group and PRIMEDIA Healthcare, a continuing medical education business.

        The following information includes certain intersegment transactions and is, therefore, not necessarily indicative of the results had the operations existed as stand-alone businesses. Intersegment transactions represent intercompany advertising and other services, which are billed at what management believes are prevailing market rates. These intersegment transactions, which represent transactions between operating units in different business segments, are eliminated in consolidation.

        Information as to the operations of the Company in different business segments is set forth below based primarily on the nature of the targeted audience. The Company evaluates performance based on several factors, of which the primary financial measure is segment earnings before interest, taxes, depreciation, amortization and other (income) charges ("Segment EBITDA"). Other (income) charges include non-cash compensation, other corporate expenses, provision for severance, closures and restructuring related costs, provision for unclaimed property and (gain) loss on sale of businesses and other, net.

	2005	2004	2003
Revenues, net:
Consumer Guides	$317,134	$287,093	$276,639
Enthusiast Media	608,032	617,058	623,606
Education	65,903	66,396	79,641
Intersegment Eliminations	(498)	(751)	(5,469)

Total	$990,571	$969,796	$974,417

Segment EBITDA(1):
Consumer Guides	$74,921	$81,480	$83,163
Enthusiast Media	122,504	130,001	126,080
Education	7,012	6,028	16,638
CSI Corporate	(27,676)	(27,788)	(28,205)

Total	$176,761	$189,721	$197,676

Total Assets:
Consumer Guides	$184,661	$153,035
Enthusiast Media	1,136,349	1,064,142
Business Information(2)	—	200,068
Education	37,274	96,813
CSI Corporate	1,327	—

Total	$1,359,611	$1,514,058

Additions to property and equipment:
Consumer Guides	$10,654	$7,997
Enthusiast Media	11,933	14,401
Business Information(2)	2,385	3,499
Education	5,067	7,430

Total	$30,039	$33,327

        Below is a reconciliation of the Company's Segment EBITDA to income from continuing operations before provision for income taxes for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Segment EBITDA(1)	$176,761	$189,721	$197,676
Depreciation and amortization of property and equipment(3)	29,314	24,820	24,784
Amortization of intangible assets and other(3)	19,194	18,752	36,076
Non-cash compensation	6,089	6,097	11,184
Provision for severance, closures and restructuring-related costs(4)	2,380	3,160	4,486
Provision for unclaimed property	—	3,383	—
Other corporate expenses	3,706	8,839	16,951
Gain on sale of businesses and other, net	(209)	(1,039)	(126)

Operating income	116,287	125,709	104,321
Other income (expense)
Provision for impairment of investments	—	(804)	(8,975)
Interest expense	(1,613)	(3,489)	(3,389)
Parent interest, dividends and other	(171,105)	(180,839)	(187,057)
Other income (expense), net	135	(40)	(2,667)

Loss from continuing operations before provision for income taxes	$(56,296)	$(59,463)	$(97,767)

(1)
Segment EBITDA represents the segments' earnings before interest, taxes, depreciation, amortization and other (income) charges (see Note 5 below). Segment EBITDA includes the allocation of expenses from PRIMEDIA. These expenses are included in other general expenses and PRIMEDIA corporate administrative expenses on the accompanying statements of consolidated operations for each of the three years in the period ended December 31, 2005. Segment EBITDA is not intended to be and should not be considered as an alternative to net income or loss (as determined in conformity with generally accepted accounting principles) or as an indicator of the Company's operating performance. Segment EBITDA is presented herein because the Company's chief operating decision maker evaluates and measures each business unit's performance based on its Segment EBITDA results. The Company believes that Segment EBITDA is an accurate indicator of its segments' results, because it focuses on revenue and operating cost items driven by operating managers' performance, and excludes items largely outside of operating managers' control. Segment EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate Segment EBITDA in an identical manner, and therefore, is not necessarily an accurate measure of comparison between companies.

(2)
The Business Information segment was sold during 2005.

(3)
Depreciation includes an impairment of long-lived assets of $4,440 for the year ended December 31, 2005. Amortization includes an impairment of intangible assets and goodwill of $8,888, $6,700 and $13,780 for the years ended December 31, 2005, 2004 and 2003, respectively.

(4)
Provision for severance, closures and restructuring related costs includes $2,259, $3,053 and $4,190 for the Enthusiast Media segment for the years ended December 31, 2005, 2004, and 2003, respectively. Provision for severance, closures and restructuring related costs includes $121 and $28 for the Consumer Guides segment for the years ended December 31, 2005 and 2004, respectively. Provision for severance, closures and restructuring related costs includes $77 and $296 for the Education segment for the years ended December 31, 2004 and 2003, respectively. Provision for severance, closures and restructuring related costs does not include $(565), $5,094 and $2,638 for CSI Corporate for the years ended December 31, 2005, 2004 and 2003, respectively, which is included in other Corporate expenses on the accompanying consolidated statements of operations for the three years ended December 31, 2005.

(5)
Other (income) charges include non-cash compensation, provision for severance, closures and restructuring related costs, provision for unclaimed property, other Corporate expenses and gain on sale of businesses and other, net.

24.   Subsequent Events

Acquisition of RentClicks

        On January 31, 2006, the Company announced the acquisition of RentClicks.com, the largest online marketplace for small unit rental properties, which is the largest segment of the rental market. RentClicks provides landlords, investors, and property managers with an efficient, easy to use Internet-based tool to advertise rental properties to qualified and informed rental customers. Consumer Guides plans to leverage its operating experience, financial strength and reach of its proven guides business to capitalize on RentClicks' significant position in this large segment of the rental market. The purchase price of this acquisition was $12,500.

Sale of History Group

        In February 2006, the Company completed the sale of its History group, which is classified as a discontinued operation for all periods presented. The sale of this group reflects the Company's increased focus on growing its properties that reach the valuable 18-34 male demographic. Proceeds from this sale were $17,000 and are subject to routine post-closing adjustments.

        Net assets sold were comprised of the following:

Accounts receivable	$1,349
Intangible assets	2,616
Goodwill	7,445
Other assets	987

12,397

Deferred revenues	(10,084)
Other liabilities	(1,017)

(11,101)

Net assets sold	$1,296

Sale of Crafts Group

        In September 2006, the Company completed the sale of its Crafts group, which is classified as a discontinued operation for all periods presented. The sale of this group reflects the Company's increased focus on growing its properties that reach the valuable 18-34 male demographic. Proceeds from this sale were $132,000 and are subject to routine post-closing adjustments.

        Net assets sold were comprised of the following:

Accounts receivable	$7,925
Intangible assets	6,237
Goodwill	74,291
Other assets	5,009

93,462
Deferred revenues	(18,024)
Other liabilities	(4,528)

Net assets sold	$70,910

Redemption of Senior Notes

        During October 2006, the Company redeemed $5,190 principal amount of its 8% Senior Notes due 2013 in two separate transactions for a total of $4,790 plus $164 of accrued interest. As a result, the Company recorded a gain of $400 net of the write-off of unamortized deferred financing costs and bond discount.

Unaudited Consolidated Financial Statements as of and
for the six months ended June 30, 2006

CONSUMER SOURCE INC. AND SUBSIDIARIES

Statements of Consolidated Operations (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2006	2005
Revenues, net:
Advertising	$315,926	$318,345
Circulation	99,333	100,605
Other	85,130	71,091

Total revenues, net	500,389	490,041
Operating costs and expenses:
Cost of goods sold (exclusive of depreciation and amortization of property and equipment)	117,415	104,468
Marketing and selling	96,550	96,235
Distribution, circulation and fulfillment	97,897	93,500
Editorial	34,679	34,560
Other general expenses (including parent allocations of $6,876 and $7,820 in 2006 and 2005, respectively)	64,397	63,523
PRIMEDIA corporate administrative expenses (including non-cash compensation of $2,537 and $2,404 in 2006 and 2005, respectively)	16,474	16,043
Depreciation and amortization of property and equipment	13,924	11,766
Amortization of intangible assets and other	6,099	4,654
Provision for severance, closures and restructuring-related costs	1,909	1,969
Other corporate expenses	696	696
Loss on sale of businesses and other, net	28	—

Operating income	50,321	62,627
Other income (expense):
Interest expense	11,327	(672)
Parent interest and other	(63,847)	(89,366)
Other income (expense), net	(762)	162

Loss from continuing operations before provision for income taxes	(2,961)	(27,249)
Provision for income taxes	(2,128)	(5,751)

Loss from continuing operations	(5,089)	(33,000)
Discontinued operations (including gain on sale of businesses, net of tax, of $13,668 and $382,462 in 2006 and 2005, respectively)	10,914	403,524
Cumulative effect of change in accounting principle (from the adoption of Statement of Financial Accounting Standards No. 123(R))	22	—

Net income	$5,847	$370,524

See notes to consolidated financial statements (unaudited).

CONSUMER SOURCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

(in thousands, except share amounts)

	June 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$4,116	$6,934
Accounts receivable, net	127,003	134,773
Inventories	16,795	21,212
Prepaid expenses and other	27,920	21,100
Assets held for sale	89,565	109,129

Total current assets	265,399	293,148
Property and equipment (net of accumulated depreciation and amortization of $221,130 in 2006 and $213,316 in 2005)	51,319	53,778
Intangible assets, net	226,489	231,404
Goodwill	780,817	763,177
Other non-current assets	15,725	18,104

Total Assets	$1,339,749	$1,359,611

LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities:
Accounts payable	$48,395	$44,844
Accrued expenses and other	78,308	83,508
Deferred revenues	110,445	106,202
Capital lease obligations	1,309	1,861
Liabilities of businesses held for sale	21,491	33,203

Total current liabilities	259,948	269,618
Capital lease obligations	2,055	2,596
Deferred income taxes	88,991	87,655
Due to PRIMEDIA	3,810,386	3,812,725
Other non-current liabilities	34,167	48,662

Total Liabilities	4,195,547	4,221,256

Commitments and contingencies (Note 11)
Shareholder's deficiency:
Common stock (no par value, 1,000 shares authorized, issued and outstanding at June 30, 2006 and December 31, 2005)	—	—
Accumulated deficit	(2,855,798)	(2,861,645)

Total Shareholder's Deficiency	(2,855,798)	(2,861,645)

Total Liabilities and Shareholder's Deficiency	$1,339,749	$1,359,611

See notes to consolidated financial statements (unaudited).

CONSUMER SOURCE INC. AND SUBSIDIARIES

Statements of Consolidated Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2006	2005
Operating activities:
Net income	$5,847	$370,524
Cumulative effect of change in accounting principle	(22)	—
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	928	(341,072)
Changes in operating assets and liabilities	8,281	(29,984)

Net cash provided by (used in) operating activities	15,034	(532)

Investing activities:
Additions to property, equipment and other	(10,643)	(13,378)
Proceeds from sales of businesses	17,000	431,306
Payments for businesses acquired, net of cash acquired	(15,813)	(26,961)

Net cash (used in) provided by investing activities	(9,456)	390,967

Financing activities:
Intercompany activity	(7,195)	(391,424)
Capital lease payments	(1,093)	(1,733)
Other	(108)	(101)

Net cash used in financing activities	(8,396)	(393,258)

Decrease in cash and cash equivalents	(2,818)	(2,823)
Cash and cash equivalents, beginning of period	6,934	9,505

Cash and cash equivalents, end of period	$4,116	$6,682

Supplemental information:
Cash interest paid on parent debt	$62,745	$89,755

Cash interest paid on capital and restructured leases	$1,973	$2,720

Cash taxes paid, net of refunds received	$4,740	$232

Cash paid for severence, closures and restructuring-related costs	$1,360	$2,607

Businesses acquired:
Fair value of assets acquired	$15,544	$27,151
(Liabilities assumed) net of deferred purchase price payments	269	(190)

Payments for businesses acquired, net of cash acquired	$15,813	$26,961

See notes to consolidated financial statements (unaudited).

Notes to Consolidated Financial Statements (Unaudited)
(in thousands, except share amounts)

1.     Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements presented herein represent the operations and financial position of Consumer Source Inc. and subsidiaries ("CSI"). CSI is a wholly owned subsidiary of PRIMEDIA Inc. ("PRIMEDIA"). CSI consists of PRIMEDIA's Enthusiast Media, Consumer Guides and Education operating segments and allocations of shared services performed by PRIMEDIA's corporate offices. CSI will hereinafter be referred to as "Historical CSI" or the "Company" unless the context implies otherwise. These financial statements are the financial statements of the entity referred to in the Form 10 as "Historical CSI."

        In the opinion of the Company's management, the consolidated financial statements present fairly the consolidated financial position of the Company as of June 30, 2006 and December 31, 2005, the results of consolidated operations of the Company for the six months ended June 30, 2006 and 2005 and consolidated cash flows of the Company for the six months ended June 30, 2006 and 2005. All adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The consolidated balance sheet as of December 31, 2005 has been derived from the Company's audited consolidated balance sheet for the year ended December 31, 2005. All intercompany accounts and transactions (amongst the Company and its subsidiaries) have been eliminated in consolidation. These statements should be read in conjunction with the Company's consolidated financial statements and related notes for the year ended December 31, 2005 included herein. The operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for a full year.

Stock-Based Compensation

        The Company does not currently have any compensation plans under which it grants stock awards to employees. However, on behalf of the Company, PRIMEDIA has historically granted the Company's officers and other key employees restricted PRIMEDIA stock and options to purchase shares of PRIMEDIA common stock. All of PRIMEDIA's stock compensation expense is allocated to the Company in corporate administrative expenses, including stock-based compensation expense related to the fair value of the stock and options granted to employees of the Company.

        PRIMEDIA's stock based employee compensation plan is described in Note 9. Prior to January 1, 2006, the Company accounted for stock based compensation using the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure", under the prospective method. Upon adoption, the Company began expensing the fair value of stock based compensation for all grants, modifications or settlements made on or after January 1, 2003.

        Effective January 1, 2006, PRIMEDIA adopted the provisions of, and began to account for stock-based compensation in accordance with SFAS No. 123—revised 2004 ("SFAS No. 123(R)"), "Share-Based Payment", which replaced SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified prospective method, under which prior periods were not revised for comparative purposes. The modified prospective transition method requires recognition of compensation expense from the beginning of the fiscal period in which the recognition provisions were first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. The adoption of SFAS No. 123(R) by PRIMEDIA did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Recent Accounting Pronouncements

Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"

        In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," effective for fiscal years beginning after December 15, 2006. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also requires entities to make further disclosures about uncertainties in their income tax position, and to include a rollforward of the tax benefits taken that do not qualify for financial statement recognition. The Company is in the process of assessing the impact of this Interpretation on its financial statements.

SFAS No. 157, "Fair Value Measurements"

        In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of this standard.

2.     Divestitures

        The Company has classified the results of certain divested entities as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

        On March 18, 2005, the Company completed the sale of About.com, part of the Enthusiast Media segment, the results of which have been classified as discontinued operations for the period up to the date of sale. Gross proceeds from the sale of approximately $410,600 were used to reduce PRIMEDIA's borrowings under its revolving bank credit facilities and for general corporate purposes. The Company recorded a net gain on the sale of About.com of approximately $378,900 included in discontinued operations for the six months ended June 30, 2005.

        On March 31, 2005, the Company completed the sale of Bankers Training & Consulting Company, the financial services division of Workplace Learning in the Education segment. On April 1, 2005, the Company sold the remaining net assets of Workplace Learning for the assumption of liabilities. The Company recorded a net gain of $3,558 included in discontinued operations for the six months ended June 30, 2005. The operating results of Workplace Learning have been classified as discontinued operations for the period up to the date of sale.

        On September 30, 2005, the Company sold its Business Information segment for approximately $385,000, and during the fourth quarter of 2005, the Company sold Ward's Automotive Group ("Ward's"). The operating results of the Business Information segment, including Ward's, have been classified as discontinued operations for the six months ended June 30, 2005. Additionally, during the third quarter of 2005, the Company discontinued the operations of two magazines in the Enthusiast Media segment. Their operating results have been classified as discontinued operations for the six months ended June 30, 2005. The net proceeds from these sales are subject to routine post-closing adjustments.

        During the fourth quarter of 2005, the Company decided to pursue the sales of its Crafts and History groups, part of the Enthusiast Media segment, and discontinue the operations of its Software on Demand division, part of the Education segment. The operating results of these operations have been classified as discontinued operations for all periods presented.

        In February of 2006, the Company completed the sale of the History group for $17,000, resulting in a net gain of approximately $13,700. The sale of this group reflects the Company's increased focus on growing its properties that reach the valuable 18-34 male demographic. The net proceeds from this sale are subject to routine post-closing adjustments.

        Total revenues, net, and income before provision for income taxes included in discontinued operations on the accompanying condensed statements of consolidated operations are as follows:

	Six Months Ended June 30,
	2006	2005
Total revenues, net	$29,884	$171,656

Income (loss) before provision for income taxes	$(2,417)	$21,614

        Income (loss) before provision for income taxes above excludes gains on sale of businesses, net of tax, of $13,668 and $382,462 for the six months ended June 30, 2006 and 2005, respectively.

Held for Sale

        The assets and liabilities of businesses for which the Company has initiated plans to sell, but had not sold, as of June 30, 2006 and December 31, 2005, have been reclassified to held for sale on the accompanying condensed consolidated balance sheets. As of June 30, 2006, this represents the assets and liabilities of the Crafts group. As of December 31, 2005, this represents the assets and liabilities of the Crafts and History groups (See Note 14).

	June 30, 2006	December 31, 2005
ASSETS
Accounts receivable, net	$8,363	$12,994
Inventories	1,236	1,273
Prepaid expenses and other	1,706	883
Property and equipment, net	365	1,617
Intangible assets, net	2,532	5,148
Goodwill	74,291	87,214
Other non-current assets	1,072	—

Assets held for sale	$89,565	$109,129

LIABILITIES
Accounts payable	$4,194	$3,929
Accrued expenses and other	1,149	1,085
Deferred revenues—current	16,131	28,189
Other non-current liabilities	17	—

Liabilities of businesses held for sale	$21,491	$33,203

3.     Acquisitions

Automotive.com—Forward Agreement

        On November 15, 2005, PRIMEDIA purchased 80% of the stock of Automotive.com, Inc. ("Automotive.com"). PRIMEDIA and the minority shareholders entered into a forward agreement through which PRIMEDIA will purchase the remaining 20% of Automotive.com's stock within a short period of time after the 2008 audit date, or if the forward agreement is extended, the 2009 audit date (early 2010). The settlement price of the forward agreement is based on a measure of Automotive.com's earnings in the fiscal year prior to settlement. Subsequent to the acquisition, the net assets of Automotive.com were contributed to Historical CSI.

        For accounting purposes, the forward agreement was bifurcated into the components relating to the Chief Executive Officer ("CEO") of Automotive.com and the other minority shareholders. The estimated fair value of the deferred purchase price is measured quarter-to-quarter as a charge or credit to interest expense, except for the estimated amount payable to Automotive.com's CEO, which is shown as non-cash compensation included in Enthusiast Media segment EBITDA.

        The component relating to the CEO was measured at intrinsic value for the one and one half months remaining in 2005 following the transaction date. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) (see Note 9), which requires that the portion of the forward agreement relating to the CEO be recorded as a liability and measured at fair value. The initial recognition of the liability, as of January 1, 2006, totaling $330, was recorded as a cumulative effect of an accounting change (due to the adoption of SFAS No. 123(R)). The fair value of the liability on June 30, 2006 was $811, resulting in compensation expense of $481 for the six months ended June 30, 2006.

        The component of the forward agreement relating to the other minority shareholders was recorded as a liability at fair value as of the transaction date and an adjustment to the purchase price. On June 30, 2006, the fair value of this liability was $11,639, resulting in a credit to interest expense of $12,041 for the six months ended June 30, 2006, respectively.

        In addition, under the provisions of the Automotive.com Stockholders Agreement, the Company must make quarterly payments (the "Additional Payments") to the minority shareholders of Automotive.com in the amount of 30% of Remaining Free Cash Flow, as defined in the Automotive.com Stockholders Agreement. For the six months ended June 30, 2006, the Company recorded $62 of compensation expense relating to the Additional Payments made to the minority shareholders.

RentClicks

        In January 2006, the Consumer Guides segment acquired the assets of RentClicks for approximately $12,700 in cash and a potential earnout consideration. The amount of the earnout consideration will be charged to goodwill when and if it is earned and is based on a measure of RentClicks' earnings for 2006. The Company allocated the purchase price of the acquisition to the following asset classes:

	Amortization Period	Amount Allocated
Goodwill	—	$5,125
Advertiser Lists	22 years	5,900
Non-Compete Agreement	5 years	860
Other	—	847

		12,732
Less: assumed liabilities		(49)

Total		$12,683

4.     Accounts Receivable, Net

        Accounts receivable, net, consisted of the following:

	June 30, 2006	December 31, 2005
Accounts receivable	$137,542	$146,289
Allowance for doubtful accounts	(7,662)	(8,256)
Allowance for returns and rebates	(2,877)	(3,260)

	$127,003	$134,773

5.     Inventories

        Inventories consisted of the following:

	June 30, 2006	December 31, 2005
Raw materials	$12,016	$17,895
Work in process	47	125
Finished goods	4,732	3,192

	$16,795	$21,212

6.     Goodwill, Other Intangible Assets and Other

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company assesses goodwill and indefinite lived intangible assets for impairment at least once a year. The Company has established October 31 as its annual impairment test date. In addition to the annual impairment test, an assessment is also required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the six months ended June 30, 2006 and 2005, there were no events or changes in circumstances requiring the Company to perform an impairment test related to goodwill, intangible assets or other finite lived assets, and accordingly, there were no impairments recorded.

        With the adoption of SFAS No. 142, the Company no longer amortizes the book basis of its indefinite-lived intangibles, but continues to amortize these intangibles for tax purposes. Provision for income taxes primarily consisted of deferred income taxes related to SFAS 142 of $6,674 and $5,597 for the six months ended June 30, 2006 and 2005, respectively. The Company expects that it will record a total of approximately $7,800, to increase deferred tax liabilities during the remainder of 2006.

        Changes in the carrying amount of goodwill for the six months ended June 30, 2006, by operating segment, are as follows:

	Enthusiast Media	Consumer Guides	Total
Balance as of January 1, 2006	$650,510	$112,667	$763,177
Purchase price adjustments for valuation reports	11	651	662
Adjustment to goodwill allocated to assets held for sale	5,477	—	5,477
Goodwill acquired related to the acquisition of businesses	—	13,624	13,624
Goodwill written off related to the sale of businesses	(2,123)	—	(2,123)

Balance as of June 30, 2006	$653,875	$126,942	$780,817

        Intangible assets subject to amortization in accordance with SFAS No. 142 consist of the following:

		June 30, 2006			December 31, 2005
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Membership, subscriber and customer lists	2-20	$194,366	$168,143	$26,223	$194,926	$166,553	$28,373
Advertiser lists	4-20	95,234	79,026	16,208	96,065	79,418	16,647
Other	1-20	92,421	82,798	9,623	109,894	97,945	11,949

		$382,021	$329,967	$52,054	$400,885	$343,916	$56,969

        Intangible assets not subject to amortization had a carrying value of $174,435 (excluding intangible assets classified as assets held for sale) at June 30, 2006 and December 31, 2005, and consisted primarily of trademarks. Amortization expense for other intangible assets still subject to amortization was $5,775 and $3,959 for the six months ended June 30, 2006 and 2005, respectively. Amortization of deferred wiring costs were $324 and $695 for the six months ended June 30, 2006 and 2005, respectively, and are included in amortization of intangible assets and other on the accompanying condensed statements of consolidated operations. At June 30, 2006, estimated future amortization expenses of other intangible assets still subject to amortization, excluding deferred wiring costs, are as follows: approximately $6,000 for the remainder of 2006 and approximately $11,000, $7,000, $6,000 and $5,000 for 2007, 2008, 2009 and 2010, respectively.

7.     Accrued Expenses and Other

        Accrued expenses and other current liabilities consisted of the following:

	June 30, 2006	December 31, 2005
Payroll, commissions and related employee benefits	$16,677	$20,918
Rent and lease liabilities	3,434	2,350
Retail display costs and allowances	9,324	11,450
Royalties	1,981	2,337
Circulation costs	3,891	5,399
Professional fees	547	621
Taxes	14,783	14,010
Deferred purchase price	2,700	2,444
Other	24,971	23,979

	$78,308	$83,508

8.     Due to PRIMEDIA

        Due to PRIMEDIA consists of PRIMEDIA's long-term debt, preferred stock and shares subject to mandatory redemption, which was used to make investments and acquire businesses, as described below, as well as amounts due to PRIMEDIA related to allocations of PRIMEDIA's corporate management fees, overhead expenses, net transfers of cash under a centralized cash management system, interdivisional taxes payable and receivable, allocations of debt-related deferred financing costs and interest and investments in lower tier subsidiaries. While the debt is available to fund the operations of the Company, the named holder of the debt, according to the bank credit facilities and Senior Note agreements is PRIMEDIA. Amounts borrowed by PRIMEDIA under its bank credit facilities have been used primarily to finance certain acquisitions of the Company.

PRIMEDIA's Long Term Debt

        Certain subsidiaries of Historical CSI are guarantors of PRIMEDIA's long-term debt. Long-term debt recorded in PRIMEDIA's consolidated balance sheet consisted of the following:

	June 30, 2006	December 31, 2005
Borrowings under bank credit facilities	$573,000	$513,000
8 7/8% Senior Notes Due 2011	408,262	471,013
8% Senior Notes Due 2013	300,000	300,000
Senior Floating Rate Notes Due 2010	175,000	175,000

	1,456,262	1,459,013
Obligation under capital leases	3,555	5,434

	1,459,817	1,464,447
Less: Current maturities of long-term debt	3,866	7,677

	$1,455,951	$1,456,770

        In the first quarter of 2006, PRIMEDIA redeemed $7,025 principal amount of its 8 7/8% Senior Notes due May 15, 2011 in three different transactions for $6,832 plus $200 of accrued interest. In the second quarter of 2006, PRIMEDIA redeemed $56,615 principal amount of its 8 7/8% Senior Notes due May 15, 2011 in six different transactions for $55,262 plus $400 of accrued interest. As a result of these transactions, the Company recorded a gain of $336 net of the write-off of unamortized deferred financing costs and bond discount for the six months ended June 30, 2006. This gain is included in the parent interest and other line on the accompanying statement of consolidated operations.

        Under the most restrictive covenants as defined in PRIMEDIA's bank credit facilities agreement, as amended on September 30, 2005, PRIMEDIA must maintain a minimum interest coverage ratio, as defined, of 1.75 to 1 and a minimum fixed charge coverage ratio, as defined, of 1.05 to 1. The maximum allowable debt leverage ratio, as defined in the bank credit facilities, is 6.25 to 1 and decreases to 6.00 to 1 on October 1, 2007.

        The Senior Floating Rate Notes bear interest equal to the three-month LIBOR plus 5.375% per year. The interest rate of the Senior Floating Rate Notes was 10.545% at June 30, 2006.

9.     Share-Based Compensation Plans

        The Company does not have any compensation plans under which it grants stock awards to employees. On behalf of the Company, PRIMEDIA grants to certain officers and other key employees of the Company, PRIMEDIA restricted stock and options to purchase shares of PRIMEDIA common stock. PRIMEDIA's stock-based compensation expense is allocated to the Company based on the fair value of the stock and options granted to employees of the Company.

Accounting Prior to Adoption of SFAS No. 123(R)

        Prior to January 1, 2006, the Company accounted for stock based compensation using SFAS No. 123 under the prospective method. Upon adoption on January 1, 2003, the Company began expensing the fair value of stock-based compensation for all grants, modifications or settlements made on or after January 1, 2003. The Company adopted SFAS No. 123(R) on January 1, 2006.

        The PRIMEDIA Inc. 1992 Stock Purchase and Option Plan, as amended (the "Stock Option Plan"), authorizes sales of shares of common stock and grants of incentive awards in the form of, among other things, stock options to key employees and other persons with a unique relationship with PRIMEDIA. The Stock Option Plan has authorized grants of up to 45,000,000 shares of PRIMEDIA common stock or options to management personnel.

        Stock options are generally granted with exercise prices at or above quoted market value at time of issuance. Most of the options are exercisable at the rate of 20%-33% per year commencing on the effective date of the grant. Options granted pursuant to the Stock Option Plan will expire no later than ten years from the date the option was granted. The grant date fair value is calculated using the Black-Scholes pricing model.

Summary of Impact of SFAS No. 123(R)

        Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected to adopt SFAS 123(R) under the modified prospective method, under which prior periods are not revised for comparative purposes. The modified prospective transition method requires recognition of compensation expense from the beginning of the fiscal period in which the recognition provisions are first applied (January 1, 2006) as if the fair-value-based accounting method had been used to account for all employees awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date.

        Upon adoption of SFAS No. 123(R), the Company recorded an increase in net income of $352 as a portion of the cumulative effect of a change in accounting principle due to SFAS No. 123(R)'s requirement to apply an estimated forfeiture rate to unvested awards (previously the Company recognized forfeitures as they occurred) and a reduction to net income of $330 as a portion of the cumulative effect of change in accounting principle as described in Note 3. The adoption of SFAS No. 123(R) did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Pro Forma Disclosure for the Six Months Ended June 30, 2005

        Pro forma information regarding net income and earnings per share is required by SFAS No. 123(R), and has been determined as if the Company had accounted for its employee stock options granted on or before December 31, 2002 under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model under the assumptions noted in the Stock Options section below.

Six Months Ended June 30, 2005
Reported net income	$370,524
Add: stock-based employee compensation expense included in reported net income	1,152
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(3,471)

Pro forma net income	$368,205

  Employee Stock Purchase Plan ("ESPP")

        Employees of the Company participate in the PRIMEDIA ESPP. The expenses related to the participation of the Company's employees are allocated to the Company. Effective January 1, 2006, PRIMEDIA's ESPP was amended to provide that the purchase price of shares through the ESPP is 95% of the closing stock price on the last day of the offering period. Due to the amendment, the ESPP became non-compensatory under SFAS 123(R) and thus no charges were recorded for the six months ended June 30, 2006. ESPP non-cash compensation for the six months ended June 30, 2005 did not have a material impact on the Company's statements of consolidated operations.

10.   Provision for Severance, Closures and Restructuring-Related Costs

        In 2006, PRIMEDIA began new cost reduction initiatives to streamline operations, reduce layers of management and consolidate real estate.

        Details of the new initiatives implemented and the payments made related to both the new and previously implemented plans during the six months ended June 30, 2006 and 2005 are presented in the following tables:

	Liability as of January 1,	Net Provision for the Six Months Ended June 30,	Payments during the Six Months Ended June 30,	Liability as of June 30,
	2006	2006	2006	2006
Severance and closures:
Employee-related termination costs	$245	$1,577	$(771)	$1,051
Termination of leases related to office closures	2,401	332	(589)	2,144

Total severance and closures	$2,646	$1,909	$(1,360)	$3,195

	Liability as of January 1,		Net Provision for the Six Months Ended June 30,		Payments during the Six Months Ended June 30,	Liability as of June 30,
	2005		2005		2005	2005
Severance and closures:
Employee-related termination costs	$448		$1,437		$(1,055)	$830
Termination of leases related to office closures	2,779		532		(603)	2,708

Total severance and closures	$3,227	(1)	$1,969	(2)	$(1,658)	$3,538

(1)
Reduced for liabilities relating to discontinued operations totaling $1,874 at January 1, 2005.

(2)
Adjusted to exclude net provisions related to discontinued operations totaling $7 for the six months ended June 30, 2005.

        The remaining liability related to real estate lease commitments for space that the Company no longer occupies is expected to be paid through 2010. To reduce the lease related costs, the Company has aggressively pursued subleases of its available office space. These leases have been recorded at their net present value amounts and are net of estimated sublease income. The Company evaluates the appropriateness of its reserves on a quarterly basis.

        As a result of the implementation of this new plan, the Company has closed three office locations and has terminated a total of 67 individuals.

        The employee-related termination costs are expected to be paid in 2006.

        Liabilities of $2,027 and $1,099 representing the current portion of the provision for severance, closures and restructuring related costs are included in accrued expenses and other on the condensed consolidated balance sheets as of June 30, 2006 and December 31, 2005, respectively. Liabilities of $1,168 and $1,547 representing the non-current portion of the provision for severance, closures and restructuring related costs are included in other non-current liabilities on the condensed consolidated balance sheets as of June 30, 2006 and December 31, 2005, respectively.

11.   Commitments and Contingencies

        The Company and PRIMEDIA are involved in ordinary and routine litigation incidental to their businesses. In the opinion of management, there is no pending legal proceeding that would have a material adverse effect on the condensed consolidated financial statements of the Company or PRIMEDIA.

        In 2005, the Company sold the remaining net assets of Workplace Learning for the assumption of liabilities, however, the Company retained a secondary liability regarding the Carrolton, TX building lease and a lease for satellite time. At the time of the sale the Company received a third party guarantee of up to $10,000 against those lease obligations to reimburse the Company for lease payments made.

        In 2006, the Company made certain lease payments on behalf of Workplace Learning pursuant to its secondary liability. During the second quarter of 2006, the Company determined that it was probable that the Company would be responsible for the lease payments. As a result, as of June 30, 2006, the Company recorded a receivable of $10,000 included in prepaid expenses and other current assets for the amount due from the third party guarantor, and a total liability of $15,231 for the fair value of the future lease payments, net of estimated sublease income, on the accompanying condensed consolidated balance sheet. During the second quarter of 2006, the Company recorded a related provision in discontinued operations of $5,584 and a charge to discontinued operations of $1,643 for the net lease payments made by the Company prior to June 30, 2006.

12.   Related Party Transactions

Related Party Transactions with PRIMEDIA

        The statements of consolidated operations include expense allocations for certain corporate functions provided to Historical CSI by PRIMEDIA. Where practicable, these allocations were made based on specific identification. Otherwise, the expenses related to services provided by PRIMEDIA were allocated to Historical CSI based on relative percentages of revenue, expense, or other appropriate measure, depending on the nature of the expenses being allocated. The allocated expenses are included in other general expenses and PRIMEDIA corporate administrative expenses on the accompanying statements of consolidated operations.

        Functions that have been provided for the benefit of Historical CSI by PRIMEDIA primarily consist of accounting, corporate development, legal, risk management, internal audit, human resources, information technology, and investor relations.

13.   Business Segment Information

        The Company's products compete primarily in the United States, in three principal segments: Enthusiast Media, Consumer Guides and Education.

        The Enthusiast Media segment produces and distributes content through magazines and via the Internet to consumers in various niche and enthusiast markets. It connects buyers and sellers through the Company's consumer magazine brands, Internet sites, events, television, radio, licensing and merchandising.

        The Consumer Guides segment is the nation's largest publisher and distributor of free publications, including Apartment Guide, New Home Guide and Auto Guide and operates related Internet sites.

        The Education segment consists of businesses that provide content for schools, universities, government and other public institutions as well as training. It includes Channel One, Films Media Group and PRIMEDIA Healthcare, a continuing medical education business.

        The following information includes certain intersegment transactions and is, therefore, not necessarily indicative of the results had the operations existed as stand-alone businesses. Intersegment transactions represent intercompany advertising and other services, which are billed at what management believes are prevailing market rates. These intersegment transactions, which represent transactions between operating units in different business segments, are eliminated in consolidation.

        Information regarding the operations of the Company in different business segments is set forth below based primarily on the nature of the targeted audience. The Company evaluates performance based on several factors, of which the primary financial measure is segment earnings before interest, taxes, depreciation, amortization and other charges (income) ("Segment EBITDA"). Other charges (income) include non-cash compensation, other corporate expenses, provision for severance, closures and restructuring related costs and loss on sale of businesses and other, net.

	Six Months Ended June 30,
	2006	2005
Revenues, net:
Consumer Guides	$162,685	$155,119
Enthusiast Media	307,834	297,854
Education	29,985	37,235
Intersegment Eliminations	(115)	(167)

Total	$500,389	$490,041

Segment EBITDA(1):
Consumer Guides	$35,910	$36,155
Enthusiast Media	53,682	55,917
Education	(111)	5,708
CSI Corporate	(13,967)	(13,664)

Total	$75,514	$84,116

Depreciation, amortization and other charges(2):	$25,193	$21,489
Operating income (loss):	$50,321	$62,627
Other income (expense):
Interest income (expense)(3)	11,327	(672)
Parent interest and other	(63,847)	(89,366)
Other income (expense), net	(762)	162

Loss from continuing operations before provision for income taxes	(2,961)	(27,249)
Provision for income taxes	(2,128)	(5,751)
Discontinued operations(4)	10,914	403,524
Cumulative effect of change in accounting principle (from the adoption of SFAS 123(R))	22	—

Net income	$5,847	$370,524

(1)
Segment EBITDA represents the segments' earnings before interest, taxes, depreciation, amortization and other charges (income) (see Note 2 below). Segment EBITDA includes the allocation of expenses from PRIMEDIA. These expenses are included in other general expenses and PRIMEDIA corporate administrative expenses on the accompanying unaudited statement of operations for the six months ended June 30, 2006 and 2005. Segment EBITDA is not intended to be and should not be considered as an alternative to net income or loss (as determined in conformity with generally accepted accounting principles), as an indicator of the Company's operating performance. Segment EBITDA is presented herein because the Company's chief operating decision maker evaluates and measures each business unit's performance based on its Segment EBITDA results. The Company believes that Segment EBITDA is an accurate indicator of its segments' results, because it focuses on revenue and operating cost items driven by each operating managers' performance, and excludes items largely outside of the operating managers' control. Segment EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate Segment EBITDA in an identical manner, and therefore, is not necessarily an accurate measure of comparison between companies.

(2)
Other charges include non-cash compensation, other corporate expenses, provision for severance, closures and restructuring related costs and loss on sale of businesses and other, net.

(3)
Interest expense for the six months ended June 30, 2006 was reduced by $12,041, respectively, due to the quarterly fair value measurement of the deferred purchase price liability arising from the forward agreement related to the Automotive.com acquisition (See Note 3 to Consolidated Financial Statements).

(4)
Discontinued operations include a gain on sale of businesses, net of $13,668 and $382,462 for the six months ended June 30, 2006 and 2005, respectively.

14.   Subsequent Events

Sale of Crafts Group

        In September 2006, the Company completed the sale of its Crafts group, which has been classified as discontinued operations for all periods presented. The sale of this group reflects the Company's increased focus on growing its properties that reach the valuable 18-34 male demographic. Net proceeds from this sale were $132,000, and are subject to routine post-closing adjustments.

        Net assets sold were comprised of the following:

Accounts receivable	$7,925
Intangible assets	6,237
Goodwill	74,291
Other assets	5,009

93,462
Deferred revenues	(18,024)
Other liabilities	(4,528)

Net assets sold	$70,910

Redemption of Senior Notes

        During October 2006, the Company redeemed $5,190 principal amount of its 8% Senior Notes due 2013 in two separate transactions for a total of $4,790 plus $164 of accrued interest. As a result, the Company recorded a gain of $400 net of the write-off of unamortized deferred financing costs and bond discount.

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TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT CONSUMER SOURCE AND THE SPIN-OFF
SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
THE SPIN-OFF
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
Unaudited Pro Forma Consolidated Statement of Operations Reflecting Separation Adjustments and Distribution Adjustments
Unaudited Pro Forma Consolidated Statement of Operations Reflecting Separation Adjustments and Distribution Adjustments
Unaudited Pro Forma Consolidated Balance Sheet Reflecting Separation Adjustments and Distribution Adjustments
Unaudited Pro Forma Statement of Operations Reflecting Separation Adjustments Only
Unaudited Supplemental Consolidated Statement of Operations Reflecting Separation Adjustments Only
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands)
BUSINESS
MANAGEMENT
CONSUMER SOURCE EXECUTIVE COMPENSATION
SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
OUR RELATIONSHIP WITH POST-SPIN PRIMEDIA
DESCRIPTION OF OUR CAPITAL STOCK
INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS
DESCRIPTION OF INDEBTEDNESS ($ in thousands)
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WHERE YOU CAN FIND MORE INFORMATION
CONSUMER SOURCE INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSUMER SOURCE INC. AND SUBSIDIARIES Statements of Consolidated Operations (in thousands)
CONSUMER SOURCE INC. AND SUBSIDIARIES Consolidated Balance Sheets (in thousands except share amounts)
CONSUMER SOURCE INC. AND SUBSIDIARIES Statements of Consolidated Cash Flows (in thousands)
CONSUMER SOURCE INC. AND SUBSIDIARIES Statements of Shareholder's Deficiency Years Ended December 31, 2005, 2004 and 2003 (in thousands, except share amounts)
Unaudited Consolidated Financial Statements as of and for the six months ended June 30, 2006
CONSUMER SOURCE INC. AND SUBSIDIARIES Statements of Consolidated Operations (Unaudited) (in thousands)
CONSUMER SOURCE INC. AND SUBSIDIARIES Consolidated Balance Sheets (Unaudited) (in thousands, except share amounts)
CONSUMER SOURCE INC. AND SUBSIDIARIES Statements of Consolidated Cash Flows (Unaudited) (in thousands)